2012

ANNUAL REPORT

★










AMBUSH

TEXTRON

TEXTRON

2012

ANNUAL REPORT



TEXTRON IS KNOWN AROUND THE WORLD FOR ITS POWERFUL BRANDS OF AIRCRAFT, DEFENSE AND INDUSTRIAL PRODUCTS THAT PROVIDE CUSTOMERS WITH GROUNDBREAKING TECHNOLOGIES, INNOVATIVE SOLUTIONS AND FIRST-CLASS SERVICE.

BILLION COMPANY

$12.2


FORTUNE 500
RANKED
236

EMPLOYEES

33,000



COUNTRIES

25



TEXTRON'S GLOBAL NETWORK OF BUSINESSES

BELL



Bell Helicopter is one of the leading suppliers of helicopters and related spare parts and services in the world and is the pioneer of the revolutionary tiltrotor aircraft. Bell has delivered more than 35,000 aircraft to customers around the world. Greater than one-third of all helicopters in operation today carry the Bell brand, including both military and commercial applications.

TEXTRON SYSTEMS



Textron Systems is known for its unmanned aircraft systems, advanced marine craft, armored vehicles, intelligent battlefield and surveillance systems, intelligence software solutions, precision smart weapons, piston engines, test and training systems, and total life cycle sustainment and operational services. Textron Systems includes AAI Logistics & Technical Services, AAI Test & Training, AAI Unmanned Aircraft Systems, Textron Systems Advanced Systems, Lycoming Engines, Textron Defense Systems and Textron Marine & Land Systems.

CESSNA



With the world's largest installed base, Cessna continues to lead general aviation through two principal lines of business: aircraft sales and aftermarket services. Aircraft sales include Citation jets, Caravan single-engine utility turboprops, single-engine piston aircraft and lift solutions by CitationAir. Aftermarket services include parts, scheduled maintenance, inspection, refurbishment and repair services.

INDUSTRIAL



The Industrial segment offers three main product lines: fuel systems and functional components produced by Kautex; golf, turf care and light transportation vehicles and equipment manufactured by E-Z-GO and Jacobsen; manual and powered professional tools, testing and measurement equipment made by Greenlee.

FINANCE



Our Finance segment, operated by Textron Financial Corporation, is a commercial finance business that provides financing solutions for purchasers of Cessna aircraft, Bell helicopters and E-Z-GO golf cars and light transportation vehicles and Jacobsen turf care equipment.

SELECTED YEAR-OVER-YEAR FINANCIAL DATA

(Dollars in millions, except per share amounts)	2012	2011
Total Revenues	$ 12,237	$ 11,275
Total Segment Profit	1,132	591
Income from continuing operations	581	242
PER SHARE OF COMMON STOCK		
Common stock price:		
High	$ 29.18	$ 28.87
Low	18.37	14.66
Year-end	24.12	18.49
Diluted EPS from continuing operations	1.97	0.79
COMMON SHARES OUTSTANDING *(In thousands)*		
Diluted average	294,663	307,255
Year-end	271,263	278,873
FINANCIAL POSITION		
Total assets	$ 13,033	$ 13,615
Manufacturing group debt	2,301	2,459
Finance group debt	1,686	1,974
Shareholders' equity	2,991	2,745
Manufacturing group debt-to-capital *(net of cash)*	24%	37%
Manufacturing group debt-to-capital	44%	47%
KEY PERFORMANCE METRICS		
Net cash provided by operating activities of continuing operations for Manufacturing group—GAAP	$ 958	$ 761
Manufacturing cash flow before pension contributions—Non-GAAP[1]	793	1,000

[1] *Manufacturing cash flow before pension contributions is a non-GAAP measure. See page 10 for reconciliation to GAAP.*



OUR FOCUS ON PRODUCT INNOVATION AND GLOBAL EXPANSION DROVE SOLID GAINS IN SALES AND PROFITS FOR THE YEAR.



Textron Revenues by Segment

				
BELL	TEXTRON SYSTEMS	CESSNA	INDUSTRIAL	FINANCE
$4,274 / 35%	**$1,737 / 14%**	**$3,111 / 25%**	**$2,900 / 24%**	**$215 / 2%**

TOTAL: $12,237 / 100%

(dollars in millions)





FELLOW SHAREHOLDERS,

In 2012, we saw exciting growth in many of our businesses. At Bell Helicopter, a 50 percent increase in commercial deliveries, continued military program success, and ongoing expansion of service support contributed to record revenues and earnings for the year. At Cessna, we broadened our global sales and service footprint, increased revenues and improved margins. In our Industrial businesses, multiple product introductions and significant sales increases led to a solid year with improved revenues and profitability. In our Finance segment, our Captive Finance business returned to profitability during 2012 and supported financing of over $300 million in Textron product sales to customers in 21 countries. Our Textron Systems businesses—despite ongoing budgetary uncertainties in Washington—captured key contracts for products like our armored security vehicles and unmanned aircraft systems, positioning the company well for years to come.

For the year, total revenues reached $12.2 billion and operating profit grew to $1.1 billion, nearly doubling compared to 2011. In concert with the strong performance of our businesses, Textron's share price increased—rising 30 percent during 2012—far outpacing the S&P 500 Index and most of our peer companies. Much of this progress stemmed from investments we made to bring numerous new products to market and build new sales and service capabilities in important growth regions of the world.

DRIVING GROWTH THROUGH NEW PRODUCT DEVELOPMENT

Throughout 2012, we announced new products that will drive our future growth. At Bell Helicopter, we introduced the 525 Relentless™, a new class of rotorcraft reflecting a close collaboration with our customers. Offering unprecedented capabilities, this new helicopter fills a void in the marketplace and demonstrates our continued commitment to advancing flight for the commercial helicopter customer. At Cessna, we unveiled four new products spanning both our jet and piston aircraft business and offering impressive advances in speed, range, fuel efficiency, comfort, and the latest in aviation technology.

In our industrial and defense businesses, we saw an equally accelerated pace of product innovation. E-Z-GO launched five new products for its golf and hunting customers; Jacobsen introduced three enhancements to its turf care product line; Kautex continued to further its next-generation fuel systems; and Greenlee again raised the standard for the trade industry, with product innovations that make work faster, easier, and safer for electrician and plumbing customers. At Textron Systems, we advanced the performance of several of our defense products, such as armored vehicles, intelligence analysis software, and the ability of our unmanned systems to serve our country's and our allies' security needs.

DRIVING SALES BY GETTING CLOSER TO THE CUSTOMER, AROUND THE WORLD

Across Textron in 2012, there was an intensive push to bolster our presence worldwide. In our Industrial businesses, we increased our sales coverage and strengthened our distribution channels across the globe to stimulate higher sales. For Greenlee, this led to substantial increases in sales in Asia, the Middle East, South America, and Latin America; and for Jacobsen, to several multi-course contract wins in Europe. At Bell Helicopter and Cessna, we improved our proximity to international customers—opening a combination of sales, maintenance, pilot training, and state-of-the-art service centers in key markets like China, Singapore, India, Germany, Switzerland and Spain. Partnering with defense customers to understand their needs, Textron Systems won a number of important, multi-year programs with the U.S. armed services, as well as the Canadian Army and Afghan National Army.

CREATING OPPORTUNITIES FOR OUR PEOPLE

In each of our businesses our people sought and found creative ways to build on our powerful brands with a significant increase in new product development programs, important wins in our defense businesses and expansion of our global footprint—our company provides numerous opportunities for our people to grow their technical and leadership skills which in turn drives our future success.

In 2013, I look to our people to continue their great work in delivering unique solutions to our customers, profitable growth for our shareholders, and greater opportunities for all in our businesses.

SCOTT C. DONNELLY
Chairman and Chief Executive Officer


BELL

BELL CONTINUED TO REDEFINE THE POSSIBILITIES OF ROTORCRAFT FOR COMMERCIAL AND MILITARY CUSTOMERS.

PERFORMANCE HIGHLIGHTS

(In millions)	**2012**	2011	2010
Segment Revenues	**$ 4,274**	$ 3,525	$ 3,241
Segment Profit	**$ 639**	$ 521	$ 427

REVENUES BY REGION


73% United States
8% Asia Pacific
8% Latin Am. & Mexico
4% Canada
3% Europe
3% Middle East
1% Africa



Bell Helicopter went from an outstanding 2011 to an even more impressive 2012. We continued to meet the delivery expectations of our military customers—while growing our commercial business and our global service footprint. Compared to last year, revenues jumped 21 percent to nearly $4.3 billion and profit increased 23 percent to $639 million.

Building upon last year's strong bookings, Bell's commercial business was up sharply in 2012; we delivered 188 aircraft this year compared to 125 for 2011. Across the entire commercial line, innovation was a driving force. At the 2012 Helicopter Association International trade show, we introduced the Bell 525 Relentless™—our largest-ever commercial helicopter with a spacious cabin, more cargo capacity, and sophisticated avionics. In a class by itself, the 525 is designed to provide our customers with large helicopter performance at medium helicopter economics.

Expanding our global sales and service has also been a keen focus for the year. In 2012, we performed numerous demonstration tours for the Bell 429 and 407GX in Latin America, Europe, Russia, and the Middle East, attracting new customers along the way. We also accelerated efforts in important markets like India where we established a new operations center—and in China where we formed strategic sales, maintenance, and pilot training relationships. Additionally, in partnership with Cessna, we opened a state-of-the-art service center in Singapore. This adds to the company's already extensive network of customer service facilities in 35 countries.

For its military customers, Bell Helicopter's performance in supplying battle-tested rotorcraft for our armed forces led to significant deliveries in 2012. As the world's only provider of actively-deployed tiltrotor technology, the Bell-Boeing partnership delivered 39 V-22's to branches of the U.S. armed forces this year, an increase from the 34 delivered in 2011.

Serving our troops in Iraq and Afghanistan, the U.S. Army's Kiowa Warrior fleet accumulated two million flight hours—with nearly 40 percent of those hours flown in combat. To address the attrition rates of this heavily utilized aircraft, Bell was awarded a new contract to replace and refurbish Kiowa Warriors that fly in the world's harshest battle conditions.

In the area of customer support, Bell continues to outshine the competition, earning several noteworthy accolades in 2012. For the 7th consecutive year, *Aviation International News* readers rated Bell Helicopter #1 for rotorcraft product support—this year, topping the scores in nine of the 10 categories. In addition, *Professional Pilot* readers ranked Bell Helicopter #1 for customer support—for the 19th consecutive year.

Bell Helicopter is committed to investing in the future of rotorcraft for our commercial and military customers around the world through new product development and expansion of our global training and service centers.


TEXTRON SYSTEMS

TEXTRON SYSTEMS SCORED LARGE WINS FOR MULTI-YEAR DEFENSE PROGRAMS, IN THE U.S. AND ABROAD.

PERFORMANCE HIGHLIGHTS

(In millions)	**2012**	2011	2010
Segment Revenues	**$ 1,737**	$ 1,872	$ 1,979
Segment Profit	**$ 132**	$ 141	$ 230

REVENUES BY REGION


68% United States
24% Asia Pacific
5% Middle East
2% Europe
1% Latin Am. & Mexico



Throughout 2012, Textron Systems pursued and won some of the year's most sought-after defense contracts—with the U.S. and its allies awarding the company several multi-year contracts for new vehicles, ships, unmanned aircraft, technologies and services. On the U.S. front, Textron Marine & Land Systems won a contract to develop the Navy's Ship-to-Shore Connector program. This development program will lead to the replacement of current landing craft and will provide a modernized means for the U.S. Navy and Marine Corps to land at more than 80 percent of the world's shorelines in future years. In addition, our AAI Unmanned Aircraft Systems business won fee-for-service contracts to provide aerial intelligence, surveillance and reconnaissance capability for the U.S. Navy, Marine Corps and Special Operations Command.

The U.S. Army awarded Unmanned Aircraft Systems a $358 million contract for engineering support and upgrades for an additional 45 new generation Shadow unmanned aircraft systems. This enhancement will increase the capability of the current Shadow aircraft which has proven highly effective in tactical reconnaissance missions with over 800,000 flight hours.

Textron Marine & Land Systems continued to expand its international customer base as a result of new contract awards, including the Canadian Forces Tactical Armored Patrol Vehicles program with the delivery of 500 vehicles spanning two years and an option for 100 more. Textron Marine & Land Systems was also selected to build an additional 200 Mobile Strike Force Vehicles for the Afghan National Army—bringing orders in 2012 to a total of 499—with deliveries scheduled into 2013.

Along with multiple contract wins, we also continued to expand our product lines through new product investments. Across Textron Systems' diverse operating units, we introduced the COMMANDO™ family of armored vehicles; BattleHawk™ advanced precision munition; and enhanced IMPACT™ intelligence analysis software. We further developed our unmanned surface vessel and achieved the successful first flights of the Shadow® M2, a significantly larger, higher-payload version of the RQ-7B Shadow—plus delivered numerous classified military solutions.

Overall, key wins and innovations demonstrated throughout 2012 have secured important relationships for Textron Systems. As we look into 2013, Textron Systems will remain focused on executing well on recently won programs and continuing to win new opportunities in the U.S. and beyond.


CESSNA

CESSNA SET THE PACE FOR NEW AIRCRAFT ANNOUNCEMENTS WHILE EXPANDING ITS GLOBAL COVERAGE.

PERFORMANCE HIGHLIGHTS

(In millions)	2012	2011	2010
Segment Revenues	$ 3,111	$ 2,990	$ 2,563
Segment Profit (Loss)	$ 82	$ 60	$ (29)

REVENUES BY REGION

65%	United States
15%	Europe
7%	Latin Am. & Mexico
6%	Asia Pacific
5%	Canada
1%	Middle East
1%	Africa



During 2012, Cessna brought innovative new products to the general aviation market and sales and service capabilities closer to our customers around the world. Even with continued economic challenges in the industry, Cessna remains on an upward trajectory—with revenues increasing by $121 million in 2012 compared to last year and segment profit increasing by $22 million.

Throughout the year, the pace of product introductions reached a new high for Cessna. In all, we announced four new aircraft—further upgrading and expanding our product portfolio. Expected to enter service in 2017, the Citation Longitude is a new super-midsize jet that appeals to customers needing a spacious, well-appointed interior for up to 12 passengers with an interior baggage compartment. Its innovative engine will deliver better fuel efficiency than any other jet in its class, leading to a 4,000 nautical mile range. Additionally, our new Citation Sovereign will enter service in 2013. It is designed to provide increased range of 3,000 nautical miles, high speed cruise of 458 knots, fully-integrated automatic throttles and lowered operating costs.

In addition to these new jets, we announced new turbo prop and single-engine piston aircraft in 2012. The Grand Caravan EX builds on the legacy of the Grand Caravan by adding executive amenities, superior climb performance and speed with a new 867 horsepower engine. We also announced the Turbo Skylane JT-A; a four-passenger piston plane with a game-changing Jet A fueled engine. The Turbo Skylane JT-A is designed to deliver up to 40 percent greater fuel efficiency than conventionally-powered aircraft and over 1,000 nautical miles of range.

With Citation now representing approximately 41 percent of the light and mid-size business jet fleet worldwide, this year we accelerated our global expansion efforts to provide even greater access to Cessna's award-winning service team. In 2012, Cessna built comprehensive customer service centers in Singapore and Spain and acquired service centers in Doncaster, U.K., Dusseldorf, Germany and Zurich, Switzerland.

Looking to the East, Cessna entered a strategic agreement in 2012 with Aviation Industry Corporation of China to develop general and business aviation in China. To date, this relationship has produced two joint ventures involving the final assembly and sale of Cessna products for the China market. As part of this expansion, we also extended our sales reach by adding sales representatives with accountability for the Asia Pacific market.

Continuing our 85-year legacy as leader of the world's general aviation industry, Cessna also celebrated several significant product milestones in 2012, including our 10,000th delivery out of the Independence, Kansas facility, the production of our 400th Citation Mustang and our 100th Citation CJ4. Additionally, the Citation M2 made its first flight in March and the Citation X reclaimed the title of world's fastest civilian aircraft, with a maximum operating speed of Mach 0.935.

Going forward, this combination of proven performance, innovation, and expansion into new markets will position Cessna to strengthen our legacy into 2013 and beyond.

INDUSTRIAL

INDUSTRIAL BRANDS WERE STRENGTHENED BY NEW PRODUCTS AND EXPANSION INTO NEW TERRITORIES.

PERFORMANCE HIGHLIGHTS

(In millions)	**2012**	2011	2010
Segment Revenues	**$ 2,900**	$ 2,785	$ 2,524
Segment Profit	**$ 215**	$ 202	$ 162

REVENUES BY REGION


40% United States
35% Europe
10% Latin Am. & Mexico
10% Asia Pacific
5% Canada

Chosen by many of the world's top automakers, golf course owners, outdoorsmen, construction and electrical contractors, our Industrial businesses focused on bringing new products to market in 2012—fueling our growth around the world. Collectively, these businesses delivered revenues of $2.9 billion for 2012 with segment profit rising by 6 percent to reach $215 million.

In the light transportation vehicle market, E-Z-GO continued to broaden its reach by finding new opportunities across a wide range of applications. For its golf customers, E-Z-GO rolled out the new PowerFilm Solar Panel that attaches to the golf car canopy and lowers energy costs by up to 20 percent. For hunting enthusiasts, the company's Bad Boy Buggies brand launched four new products in 2012. The new Bad Boy Buggies Ambush® model lets the driver switch between silent electric power or the additional range offered by a gas engine. Also, Bad Boy Buggies introduced three new all-electric models: the Recoil™, Recoil iS, and Instinct®.

On the turf care side of our business, Jacobsen's global equipment sales were up nearly 13 percent in 2012. In the U.K. and China, Jacobsen posted record growth, with gains of 25 and 90 percent, respectively. New products for 2012 included the ECLIPSE® 322 three-wheel-drive riding greens mower, enhanced for climbing steep terrain; the Fairway range products, with improved cooling technology for use in hot climates; and the TrueSet™ cutting unit that saves valuable time for turf technicians.

Our Greenlee professional tools business realized double-digit sales gains in markets like Brazil, Mexico, Russia, and the Middle East—with much of 2012's growth driven by product innovation. We launched several products for the electrical, utility, and data communication trades where workforce efficiency is a priority. For example, our new SPEED PUNCH™ system punches holes in metal three times faster than the traditional method. Additionally, we enhanced our battery-powered IntelliCRIMP™ system to enable greater crimping capacity and to make crimping connections faster and easier.

In the automotive market, Kautex was awarded several contracts in 2012 to produce fuel systems for well-respected brands, such as Audi, BMW and Jaguar—evidence that our next-generation fuel system as well as our selective catalytic reduction systems are helping us to win in the marketplace. Also, to better meet the global demand, Kautex added production, development and validation centers in China, Europe and North America to its network of plants, close to automakers in Asia, Europe and North America.

As world economies continue to recover, Textron's Industrial businesses are well positioned to meet customer needs with powerful brands and differentiated products. For 2013, we plan to add production, sales and distribution power to our Industrial businesses—addressing our customers' needs around the world.

$

FINANCE

SUPPORTING TEXTRON SALES WORLDWIDE.

PERFORMANCE HIGHLIGHTS

(In millions)	**2012**	2011	2010
Segment Revenues	$ **215**	$ 103	$ 218
Segment Profit (Loss)	$ **64**	$ (333)	$ (237)

FINANCE PERFORMANCE HIGHLIGHTS *(In millions)*

CAPTIVE RECEIVABLES: $1,704



Aviation: $1,667

NON-CAPTIVE RECEIVABLES: $370



Timeshare: $100
Golf Mortgage: $140
Structured Capital: $122
Other: $8


N525EH



Our Captive Finance business performed well in 2012, enabling many of our customers to purchase and lease Textron-manufactured products—primarily new Cessna aircraft and Bell helicopters. With more than a half-century of aviation finance experience, our experts have guided over 182,000 customers through their aircraft loan or lease origination—in more than 68 countries.

For aircraft transactions outside the U.S., our Captive Finance solutions are often superior to what customers can obtain through their in-country banks. In fact, most of our Captive Finance loans are related to cross-border aircraft sales. In 2012, Captive Finance supported sales of 93 new aircraft for Cessna and Bell Helicopter. Of these loans, 87 percent were for customers outside the United States and coordinated through our key strategic relationships with the Export-Import Bank of the United States and Export Development Canada. Our ability to offer this financing provides added value for our customers, and is increasingly important for our businesses' international growth.

In addition to our focus on the financing of Textron product purchases around the world, we also continued to exit other types of financial services. As a result, the health of the Finance segment has strengthened considerably in recent years. Textron's Finance segment was profitable in 2012 for the first time since 2007. Revenues totaled $215 million, with segment profit of $64 million for the year. During 2012, total Non-Captive finance receivables declined by $580 million—capping off a four-year process to exit our Non-Captive finance business. We expect to liquidate the majority of the remaining $370 million in Non-Captive receivables over the next two years.

As Textron continues to lead the way with new aircraft, golf cars and turf care equipment, the Finance segment has a natural opportunity to facilitate loans and leases for many of those customers. These services strengthen our customer relationships, and open new avenues for profitable growth.

LEADERSHIP TEAM

BOARD OF DIRECTORS

Scott C. Donnelly [1]
Chairman, President and Chief Executive Officer, Textron Inc.

Kathleen M. Bader [2,3]
President and Chief Executive Officer *(Retired)*, NatureWorks LLC

R. Kerry Clark [3,4]
Chairman and Chief Executive Officer *(Retired)*, Cardinal Health, Inc.

James T. Conway [2,3]
General *(Retired)*, U.S. Marine Corps

Ivor J. Evans [2,3]
Operating Partner, HCI Equity Partners

Lawrence K. Fish [1,3,]
Chairman and Chief Executive Officer *(Retired)*,
Citizens Financial Group, Inc.

Paul E. Gagné [2,4]
Chairman, Wajax Corporation

Dain M. Hancock [2,4]
Executive Vice President *(Retired)*, Lockheed Martin Corporation

Lord Powell of Bayswater KCMG [1,4]
Former Private Secretary and Advisor on Foreign Affairs and Defense to Prime Ministers Margaret Thatcher and John Major

Lloyd G. Trotter [3,4]
Managing Partner, GenNx 360 Capital Partners

James L. Ziemer [1,2,5]
President and Chief Executive Officer *(Retired)*,
Harley-Davidson, Inc.

NUMBERS INDICATE COMMITTEE MEMBERSHIPS: (1) Executive Committee: Chairman, Scott C. Donnelly ★ (2) Audit Committee: Chairman, James L. Ziemer ★ (3) Nominating and Corporate Governance Committee: Chairman, Lawrence K. Fish ★ (4) Organization and Compensation Committee: Chairman, Lord Powell of Bayswater KCMG ★ (5) Lead Director: James L. Ziemer

EXECUTIVE OFFICERS

Scott C. Donnelly
Chairman, President and Chief Executive Officer

Frank T. Connor
Executive Vice President and Chief Financial Officer

Cheryl H. Johnson
Executive Vice President, Human Resources

E. Robert Lupone
Executive Vice President, General Counsel and Secretary

SEGMENT AND BUSINESS UNIT PRESIDENTS

Angelo M. Butera
President and Chief Executive Officer, Textron Financial Corporation (Non-Captive Business)

Scott A. Ernest
President and Chief Executive Officer, Cessna Aircraft Company

John L. Garrison Jr.
President and Chief Executive Officer, Bell Helicopter

J. Scott Hall
President, Industrial Segment and Greenlee

Kevin P. Holleran
President, E-Z-GO

John Klopfer
President and Chief Executive Officer, Textron Financial Corporation (Captive Business)

Ellen Lord
President and Chief Executive Officer, Textron Systems Corporation

Vicente Perez
President and Chief Executive Officer, Kautex

David Withers
President, Jacobsen

CORPORATE OFFICERS

Mark Bamford
Vice President, Audit Services

Gary L. Cantrell
Vice President and Chief Information Officer

John R. Curran
Vice President, Mergers & Acquisitions

Julie G. Duffy
Vice President and Deputy General Counsel-Litigation

Patricia L. Elmer
Vice President Tax

Jon P. Fliss
Vice President, Global Talent Development

Mary F. Lovejoy
Vice President and Treasurer

Paul Mc Gartoll
Vice President, Strategy and Business Development

Elizabeth C. Perkins
Vice President and Deputy General Counsel

Robert O. Rowland
Senior Vice President, Washington Operations

Cathy Streker
Vice President, Human Resources

Adele J. Suddes
Vice President, Communications

Douglas R. Wilburne
Vice President, Investor Relations

Richard L. Yates
Senior Vice President and Corporate Controller


FORTUNE 500
RANKED
236

Footnote to Selected Year-Over-Year Financial Data

[1]We use Manufacturing cash flow before pension contributions as our measure of free cash flow. This measure is not a financial measure under generally accepted accounting principles (GAAP) and should be used in conjunction with GAAP cash measures provided in our Consolidated Statement of Cash Flows. Free cash flow is a measure generally used by investors, analysts and management to gauge a company's ability to generate cash from operations in excess of that necessary to be reinvested to sustain and grow the business and fund its obligations. Our definition of Manufacturing cash flow before pension contributions adjusts net cash from operating activities of continuing operations for dividends received from TFC, capital contributions provided under the Support Agreement, capital expenditures, proceeds from the sale of property, plant and equipment and contributions to our pension plans. We believe that our calculation provides a relevant measure of liquidity and is a useful basis for assessing our ability to fund operations and obligations. This measure may not be comparable with similarly titled measures reported by other companies, as there is no definitive accounting standard on how the measure should be calculated. A reconciliation of net cash from operating activities of continuing operations as presented in our Consolidated Statement of Cash Flows to Manufacturing cash flow before pension contributions is provided below:

(In millions)	2012	2011
Net cash from operating activities of continuing operations - GAAP	$ 958	$ 761
Less: Capital expenditures	(480)	(423)
Dividends received from TFC	(345)	(179)
Plus: Capital contributions paid to TFC	240	182
Proceeds on sale of property, plant and equipment	15	17
Total pension contributions	405	642
Manufacturing cash flow before pension contributions – Non-GAAP	$ 793	$ 1,000

TEXTRON

FORM 10-K TABLE OF CONTENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[x] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 29, 2012
or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission File Number 1-5480

Textron Inc.

(Exact name of registrant as specified in its charter)

Delaware	**05-0315468**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
40 Westminster Street, Providence, RI	**02903**
(Address of principal executive offices)	(Zip code)

Registrant's Telephone Number, Including Area Code: **(401) 421-2800**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock — par value $0.125	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No__

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ✓ No____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [✓]	Accelerated filer [__]
Non-accelerated filer [__] (Do not check if a smaller reporting company)	Smaller reporting company [__]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No ✓

The aggregate market value of the registrant's Common Stock held by non-affiliates at June 29, 2012 was approximately $7.0 billion based on the New York Stock Exchange closing price for such shares on that date. The registrant has no non-voting common equity.

At February 2, 2013, 271,544,305 shares of Common Stock were outstanding.

Documents Incorporated by Reference

Part III of this Report incorporates information from certain portions of the registrant's Definitive Proxy Statement for its Annual Meeting of Shareholders to be held on April 24, 2013.

PART I

Item 1. Business

Textron Inc. is a multi-industry company that leverages its global network of aircraft, defense, industrial and finance businesses to provide customers with innovative products and services around the world. We have approximately 33,000 employees worldwide. Textron Inc. was founded in 1923 and reincorporated in Delaware on July 31, 1967. Unless otherwise indicated, references to "Textron Inc.," the "Company," "we," "our" and "us" in this Annual Report on Form 10-K refer to Textron Inc. and its consolidated subsidiaries.

We conduct our business through five operating segments: Cessna, Bell, Textron Systems and Industrial, which represent our manufacturing businesses, and Finance, which represents our finance business. A description of the business of each of our segments is set forth below. Our business segments include operations that are unincorporated divisions of Textron Inc. and others that are separately incorporated subsidiaries. Financial information by business segment and geographic area appears in Note 17 to the Consolidated Financial Statements on pages 80 through 81 of this Annual Report on Form 10-K. The following description of our business should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 19 through 38 of this Annual Report on Form 10-K. Information included in this Annual Report on Form 10-K refers to our continuing businesses unless otherwise indicated.

Cessna Segment

Cessna is the world's leading general aviation company based on unit sales with two principal lines of business: Aircraft sales and aftermarket services. Aircraft sales include Citation jets, Caravan single-engine utility turboprops, single-engine piston aircraft and lift solutions by CitationAir. Aftermarket services include parts, maintenance, inspection and repair services. Revenues in the Cessna segment accounted for approximately 25%, 26% and 24% of our total revenues in 2012, 2011 and 2010, respectively. Revenues for Cessna's principal lines of business were as follows:

(In millions)	2012	2011	2010
Aircraft sales	$ 2,318	$ 2,263	$ 1,896
Aftermarket	793	727	667
	$ 3,111	$ 2,990	$ 2,563

The family of jets currently produced by Cessna includes the Mustang, Citation CJ2+, Citation CJ3, Citation CJ4, Citation XLS+, Citation Sovereign and Citation X. Deliveries of the Citation M2 are expected to begin in the second half of 2013, and Cessna anticipates receiving certification and beginning delivery of the new Citation X model, with updated design and performance from the original Citation X, in late 2013. During 2012, Cessna announced the development of the Citation Longitude, a super midsize business jet expected to enter into service in 2017, as well as the new Citation Sovereign, an upgraded midsize business jet planned for a late 2013 entry into service. In addition, Cessna increased the range for the previously announced Citation Latitude to 2,500 nautical miles; this aircraft is expected to enter into service in 2015.

The Cessna Caravan is the world's best-selling utility turboprop. Caravans are used in the United States primarily for overnight express package shipments and for personal transportation. International uses of Caravans include humanitarian flights, tourism and freight transport. Cessna also offers a single-engine piston product line, which includes the Skycatcher, Skyhawk SP, Skylane, Stationair and the Corvalis TTX. The Turbo Skylane JT-A was announced in 2012 with deliveries expected to begin in 2013.

The Citation family of aircraft currently is supported by 15 Citation Service Centers owned or operated by Cessna, two of which are co-located with Bell Helicopter, along with authorized independent service stations and centers located in more than 25 countries throughout the world. Cessna-owned Service Centers provide customers with 24-hour service and maintenance. Cessna also provides around-the-clock parts support for Citation aircraft. Cessna offers an array of service options for Citation aircraft, known as SERVICEDIRECT®, which delivers service capabilities directly to customer locations with a Mobile Service Unit fleet of 22 vehicles in the United States, Canada and Europe. Cessna Caravan and single-engine piston customers receive product support through independently owned service stations and around-the-clock parts support through Cessna.

Cessna markets its products worldwide through its own sales force, as well as through a network of authorized independent sales representatives. Cessna has several competitors domestically and internationally in various market segments. Cessna's aircraft compete with other aircraft that vary in size, speed, range, capacity and handling characteristics on the basis of price, product quality and reliability, product support and reputation.

CitationAir provides a spectrum of private aviation lift solutions, including Jet Charter, Jet Management and Corporate Solutions throughout the contiguous U.S. and in Canada, Mexico, the Caribbean, the Bahamas and Bermuda.

Bell Segment

Bell Helicopter is one of the leading suppliers of military and commercial helicopters, tiltrotor aircraft, and related spare parts and services in the world. Revenues for Bell accounted for approximately 35%, 31% and 31% of our total revenues in 2012, 2011 and 2010, respectively. Revenues by Bell's principal lines of business were as follows:

(In millions)	2012	2011	2010
Military:			
V-22 Program	$ 1,611	$ 1,380	$ 1,155
Other Military	940	919	845
Commercial	1,723	1,226	1,241
	$ 4,274	$ 3,525	$ 3,241

Bell supplies advanced military helicopters and support to the U.S. Government and to military customers outside the United States. Bell's primary U.S. Government programs are the V-22 tiltrotor aircraft and the H-1 helicopters. Bell is one of the leading suppliers of helicopters to the U.S. Government and, in association with The Boeing Company (Boeing), the only supplier of military tiltrotor aircraft. Tiltrotor aircraft are designed to provide the benefits of both helicopters and fixed-wing aircraft. Through its strategic alliance with Boeing, Bell produces and supports the V-22 tiltrotor aircraft for the U.S. Department of Defense (DoD). The U.S. Marine Corps H-1 helicopter program includes a utility model and an advanced attack model, the UH-1Y and the AH-1Z, respectively, which have 84% parts commonality between them. Bell also continues to support the OH-58D Kiowa Warrior helicopter.

Through its commercial business, Bell is a leading supplier of commercially certified helicopters and support to corporate, offshore petroleum exploration and development, utility, charter, police, fire, rescue, emergency medical helicopter operators and foreign governments. Bell produces a variety of commercial aircraft types, including light single- and twin-engine helicopters and medium twin-engine helicopters, along with other related products. The helicopters currently offered by Bell for commercial applications include the 206L-4, 407, 407GX, 412, 429 and Huey II. Bell's 525 Relentless, its first super medium commercial helicopter, is currently in development with a projected first flight in 2014.

For both its military programs and its commercial products, Bell provides post-sale support and service for its installed base of approximately 13,000 helicopters through a network of Bell-operated service sites, service facilities co-located with Cessna, 108 independent service centers and six supply centers that are located worldwide. Collectively, these service sites offer a complete range of logistics support, including parts, support equipment, technical data, training devices, pilot and maintenance training, component repair and overhaul, engine repair and overhaul, aircraft modifications, aircraft customizing, accessory manufacturing, contractor maintenance, field service and product support engineering.

Bell competes against a number of competitors throughout the world for its helicopter business and its parts and support business. Competition is based primarily on price, product quality and reliability, product support, performance and reputation.

Textron Systems Segment

Textron Systems' product lines consist of unmanned aircraft systems, land and marine systems, weapons and sensors and a variety of defense and aviation mission support products and services. Textron Systems is a supplier to the defense, aerospace, homeland security and general aviation markets, and represents approximately 14%, 17% and 19% of Textron's revenues in 2012, 2011 and 2010, respectively. While this segment sells most of its products to U.S. Government customers, it also sells products to customers outside the U.S. through foreign military sales sponsored by the U.S. Government and directly through commercial sales channels. Textron Systems competes on the basis of technology, contract performance, price, product quality and reliability, product support and reputation. Revenues by Textron Systems' product lines were as follows:

(In millions)	2012	2011	2010
Unmanned Aircraft Systems	$ 694	$ 701	$ 785
Land and Marine Systems	443	519	503
Weapons and Sensors	285	298	284
Mission Support and Other	315	354	407
	$ 1,737	$ 1,872	$ 1,979

Unmanned Aircraft Systems

Unmanned Aircraft Systems (UAS) consists of the AAI UAS and AAI Logistics & Technical Services businesses. AAI UAS has designed, manufactured and fielded combat-proven unmanned aircraft systems for more than 25 years, including the U.S. Army's premier tactical UAS, the Shadow. AAI UAS's unmanned aircraft and interoperable command and control technologies provide critical situational awareness and actionable intelligence for users worldwide. AAI Logistics & Technical Services provides logistical support for various unmanned aircraft systems as well as training and supply chain services to government and commercial customers worldwide.

Land and Marine Systems

The Land and Marine Systems business is operated as Textron Marine & Land Systems (TMLS). TMLS is a world leader in the design, production and support of armored vehicles, turrets and related subsystems as well as advanced marine craft. TMLS produces a family of extremely mobile, highly protective vehicles for the U.S. Army and international allies.

Weapons and Sensors

The Weapons and Sensors business is operated as Textron Defense Systems (TDS). This business consists of state-of-the-art smart weapons; airborne and ground-based sensors and surveillance systems; and protection systems for the defense, aerospace and homeland security communities. TDS is the U.S. Air Force's prime contractor for the Sensor Fuzed Weapon and the U.S. Army's lead provider for networked munitions systems.

Mission Support and Other

Mission Support and Other includes three businesses: AAI Test & Training, Lycoming and Textron Systems Advanced Systems. AAI Test & Training provides training and simulation systems and automated aircraft test and maintenance equipment. Lycoming specializes in the engineering, manufacture, service and support of piston aircraft engines for the general aviation and remotely piloted aircraft markets. Textron Systems Advanced Systems brings together cutting-edge technologies and innovations, including intelligence software solutions for U.S. and international defense, intelligence and law enforcement communities, through its Overwatch business.

Industrial Segment

Our Industrial segment designs and manufactures a variety of products under three principal product lines. Industrial segment revenues were as follows:

(In millions)	2012	2011	2010
Fuel Systems and Functional Components	$ 1,842	$ 1,823	$ 1,640
Golf, Turf Care and Light Transportation Vehicles	660	560	554
Powered Tools, Testing and Measurement Equipment	398	402	330
	$ 2,900	$ 2,785	$ 2,524

Fuel Systems and Functional Components

Our Fuel Systems and Functional Components product line is operated by our Kautex business unit, which is headquartered in Bonn, Germany. Kautex is a leading developer and manufacturer of blow-molded plastic fuel systems for cars, light trucks, all-terrain vehicles, windshield and headlamp washer systems for automobiles and selective catalytic reduction systems used to reduce emissions from diesel engines. Kautex serves the global automobile market, with operating facilities near its major customers around the world. In addition, Kautex produces cast iron engine camshafts in North America. From facilities in Germany and Poland, Kautex develops and produces plastic bottles and containers for food, household, laboratory and industrial uses. Revenues of Kautex accounted for approximately 15%, 16% and 16% of our total revenues in 2012, 2011 and 2010, respectively.

Our automotive products have several major competitors worldwide, some of which are affiliated with the original equipment manufacturers that comprise our targeted customer base. Competition typically is based on a number of factors including price, technology, environmental performance, product quality and reliability, prior experience and available manufacturing capacity.

Golf, Turf Care and Light Transportation Vehicles

Our Golf, Turf Care and Light Transportation Vehicles product line includes the products designed, manufactured and sold by our E-Z-GO and Jacobsen business units. E-Z-GO designs, manufactures and sells golf cars, off-road utility vehicles and light transportation vehicles under the E-Z-GO, Cushman and Bad Boy Buggies brand names. Although E-Z-GO is best known for its electric-vehicle technology, it also manufactures and sells models powered by internal combustion engines. E-Z-GO's diversified customer base includes golf courses and resorts, government agencies and municipalities, consumers, and commercial and industrial users such as factories, warehouses, airports and educational and corporate campuses. Sales are made through a combination of factory direct resources and a network of independent distributors and dealers worldwide. E-Z-GO has two major competitors for golf cars and several other competitors for off-road and light transportation vehicles. Competition is based primarily on price, product quality and reliability, product support and reputation.

Jacobsen designs, manufactures and sells professional turf-maintenance equipment, as well as specialized turf-care vehicles. Brand names include Ransomes, Jacobsen and Cushman. Jacobsen's customers include golf courses, resort communities, sporting venues and municipalities. Products are sold primarily through a worldwide network of distributors and dealers, as well as factory direct. Jacobsen has two major competitors for professional turf-maintenance equipment and several other major competitors for specialized turf-care products. Competition is based primarily on price, product features, product quality and reliability and product support.

Powered Tools, Testing and Measurement Equipment

Our Greenlee business unit designs and manufactures powered equipment, electrical test and measurement instruments, mechanical and hydraulic tools, cable connectors, and fiber optic assemblies under the Greenlee, Klauke, Paladin Tools and Tempo brand names. These products are used principally in the construction, maintenance, telecommunications, data communications, utility and plumbing industries. Greenlee distributes its products through a global network of sales representatives and distributors and also sells its products directly to home improvement retailers and original equipment manufacturers. Through joint ventures in North America and China, Greenlee also sells its products to the plumbing, industrial manufacturing and related industries. Greenlee faces competition from numerous manufacturers based primarily on price, delivery lead time, product quality and reliability.

Finance Segment

Our Finance segment, or the Finance group, is a commercial finance business that consists of Textron Financial Corporation (TFC) and its consolidated subsidiaries, along with three other finance subsidiaries owned by Textron Inc. In the fourth quarter of 2008, we announced a plan to exit the non-captive portion of the commercial finance business of our Finance segment while retaining the captive portion of the business that supports customer purchases of products that we manufacture. The non-captive portion of this business is based primarily in North America and includes the following product lines: Golf Mortgage, Timeshare and Structured Capital. The exit plan is being effected through a combination of orderly liquidation and selected sales. During 2012, we reduced our total finance receivable portfolio by $821 million primarily through liquidations. We expect to liquidate the majority of the remaining $370 million in the non-captive portfolio over the next two years.

Our Finance segment continues to originate new customer relationships and finance receivables in the captive finance business, which provides financing primarily for new Cessna aircraft and Bell helicopters and, to a limited extent, for new E-Z-GO and Jacobsen equipment. We also provide financing to purchasers of pre-owned Cessna aircraft and Bell helicopters on a limited basis. The majority of new finance receivables are cross-border transactions for aircraft sold outside of the United States. New originations in the U.S. are primarily for purchasers who had difficulty in accessing other sources of financing for the purchase of Textron-manufactured products.

In 2012, 2011 and 2010, our Finance group paid our Manufacturing group $309 million, $284 million and $416 million, respectively, related to the sale of Textron-manufactured products to third parties that were financed by the Finance group. Our Cessna and Industrial segments also received proceeds in those years of $19 million, $2 million and $10 million, respectively, from the sale of equipment from their manufacturing operations to our Finance group for use under operating lease agreements.

The commercial finance business traditionally is extremely competitive. Our Finance segment is subject to competition from various types of financing institutions, including banks, leasing companies, commercial finance companies and finance operations of equipment vendors. Competition within the commercial finance industry primarily is focused on price, term, structure and service.

Our Finance segment's largest business risk is the collectability of its finance receivable portfolio. See "Finance Portfolio Quality" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 30 for a discussion of the credit quality of this portfolio.

Backlog

Our backlog at the end of 2012 and 2011 is summarized below:

(In millions)	December 29, 2012	December 31, 2011
U.S. Government:		
Bell	$ 6,382	$ 6,507
Textron Systems	2,037	1,145
Cessna	—	45
Total U.S. Government backlog	8,419	7,697
Commercial:		
Bell	1,087	839
Cessna	1,062	1,844
Textron Systems	882	192
Industrial	13	37
Total commercial backlog	3,044	2,912
Total	$ 11,463	$ 10,609

Approximately 56% of our total backlog at December 29, 2012 represents orders that are not expected to be filled in 2013. Orders from Cessna customers, which cover a wide spectrum of industries and individuals worldwide, are included in backlog when the customer enters into a definitive purchase agreement and the initial customer deposit is received. We work with our customers to provide estimated delivery dates, which may be adjusted based on customer needs or our production schedule, but do not establish definitive delivery dates until approximately six months before expected delivery. There is considerable uncertainty as to when or whether backlog will convert to revenues as the conversion depends on production capacity, customer needs and credit availability; these factors also may be impacted by the economy and public perceptions of private corporate jet usage. While backlog is an indicator of future revenues, we cannot reasonably estimate the year each order in backlog ultimately will result in revenues and cash flows. Orders remain in backlog until the aircraft is delivered or upon cancellation by the customer. Upon cancellation, deposits are used to defray costs, including remarketing fees, cost to reconfigure the aircraft and other costs incurred as a result of the cancellation. Remaining deposits, if any, may be retained or refunded at our discretion.

Backlog with the U.S. Government in the above table includes only funded amounts as the U.S. Government is obligated only up to the amount of funding formally appropriated for a contract. Bell's backlog includes $3.1 billion related to a multi-year procurement contract with the U.S. Government for the purchase of V-22 tiltrotor aircraft.

U.S. Government Contracts

In 2012, approximately 29% of our consolidated revenues were generated by or resulted from contracts with the U.S. Government. This business is subject to competition, changes in procurement policies and regulations, the continuing availability of funding, which is dependent upon congressional appropriations, national and international priorities for defense spending, world events, and the size and timing of programs in which we may participate.

Our contracts with the U.S. Government generally may be terminated by the U.S. Government for convenience or if we default in whole or in part by failing to perform under the terms of the applicable contract. If the U.S. Government terminates a contract for convenience, we normally will be entitled to payment for the cost of contract work performed before the effective date of termination, including, if applicable, reasonable profit on such work, as well as reasonable termination costs. If, however, the U.S. Government terminates a contract for default, generally: (a) we will be paid the contract price for completed supplies delivered and accepted and services rendered, an agreed-upon amount for manufacturing materials delivered and accepted and for the protection and preservation of property, and an amount for partially completed products accepted by the U.S. Government; (b) the U.S. Government may not be liable for our costs with respect to unaccepted items and may be entitled to repayment of advance payments and progress payments related to the terminated portions of the contract; (c) the U.S. Government may not be liable for assets we own and utilize to provide services under the "fee-for-service" contracts; and (d) we may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

Research and Development

Information regarding our research and development expenditures is contained in Note 1 to the Consolidated Financial Statements on page 54 of this Annual Report on Form 10-K.

Patents and Trademarks

We own, or are licensed under, numerous patents throughout the world relating to products, services and methods of manufacturing. Patents developed while under contract with the U.S. Government may be subject to use by the U.S. Government. We also own or license active trademark registrations and pending trademark applications in the U.S. and in various foreign countries or regions, as well as trade names and service marks. While our intellectual property rights in the aggregate are important to the operation of our business, we do not believe that any existing patent, license, trademark or other intellectual property right is of such importance that its loss or termination would have a material adverse effect on our business taken as a whole. Some of these trademarks, trade names and service marks are used in this Annual Report on Form 10-K and other reports, including: Aeronautical Accessories; AAI; ACAlert; Aerosonde; AH-1Z; Ambush; Arc Horizon; Bad Boy Buggies; BattleHawk; Bell; Bell Helicopter; Bravo; Cadillac Gage; Caravan; Caravan Amphibian; Caravan 675; Cessna; Cessna 350; Cessna 400; Cessna Corvalis TTX; Cessna Turbo Skylane JT-A; Citation; CitationAir; CitationAir Jetcard; Citation Encore+; Citation Latitude; Citation Longitude; Citation M2; Citation Sovereign; Citation TEN; Citation X; Citation XLS+; CJ1+; CJ2+; CJ3; CJ4; Clairity; CLAW; Commando; Corvalis; Cushman; Eclipse; Excel; E-Z-GO; Gator Grips; Grand Caravan; Greenlee; H-1; Huey; Huey II; iCommand; IE2; Instinct; Integrated Command Suite; Jacobsen; Kautex; Kiowa Warrior; Klauke; Lycoming; M1117 ASV; McCauley; Millenworks; Mustang; Next Generation Fuel System; NGFS; On a Mission; Overwatch; PDCue; Power Advantage; Pro-Fit; ProParts; Ransomes; Recoil; Relentless; Rothenberger LLC; RXV; Sensor Fuzed Weapon; ServiceDirect; Shadow; Shadow Knight; Shadow Master; SkyBOOKS; Skycatcher; Skyhawk; Skyhawk SP; Skylane; SkyPLUS; Sovereign; Speed Punch; Stationair; ST 4X4; Super Cargomaster; Super Medium; SuperCobra; SYMTX; TDCue; Textron; Textron Defense Systems; Textron Financial Corporation; Textron Marine & Land Systems; Textron Systems; TrueSet; Turbo Skylane; Turbo Stationair; UH-1Y; V-22 Osprey; 2FIVE; 206; 407; 407GT; 407GX; 412, 429, 525 and 525 Relentless. These marks and their related trademark designs and logotypes (and variations of the foregoing) are trademarks, trade names or service marks of Textron Inc., its subsidiaries, affiliates or joint ventures.

Environmental Considerations

Our operations are subject to numerous laws and regulations designed to protect the environment. Compliance with these laws and expenditures for environmental control facilities has not had a material effect on our capital expenditures, earnings or competitive position. Additional information regarding environmental matters is contained in Note 15 to the Consolidated Financial Statements on page 79 of this Annual Report on Form 10-K.

We do not believe that existing or pending climate change legislation, regulation, or international treaties or accords are reasonably likely to have a material effect in the foreseeable future on our business or markets nor on our results of operations, capital expenditures or financial position. We will continue to monitor emerging developments in this area.

Employees

At December 29, 2012, we had approximately 33,000 employees.

Executive Officers of the Registrant

The following table sets forth certain information concerning our executive officers as of February 15, 2013.

Name	Age	Current Position with Textron Inc.
Scott C. Donnelly	51	Chairman, President and Chief Executive Officer
Frank T. Connor	53	Executive Vice President and Chief Financial Officer
Cheryl H. Johnson	52	Executive Vice President, Human Resources
E. Robert Lupone	53	Executive Vice President, General Counsel, Secretary and Chief Compliance Officer

Mr. Donnelly joined Textron in June 2008 as Executive Vice President and Chief Operating Officer and was promoted to President and Chief Operating Officer in January 2009. He was appointed to the Board of Directors in October 2009 and became Chief Executive Officer of Textron in December 2009, at which time the Chief Operating Officer position was eliminated. In July 2010, Mr. Donnelly was appointed Chairman of the Board of Directors effective September 1, 2010. Previously, Mr. Donnelly was the President and CEO of General Electric Company's Aviation business unit, a position he had held since July 2005. GE's Aviation business unit is a $16 billion maker of commercial and military jet engines and components, as well as integrated digital, electric power and mechanical systems for aircraft. Prior to July 2005, Mr. Donnelly served as Senior Vice President of GE Global Research, one of the world's largest and most diversified industrial research organizations with facilities in the U.S., India, China and Germany and held various other management positions since joining General Electric in 1989.

Mr. Connor joined Textron in August 2009 as Executive Vice President and Chief Financial Officer. Previously, Mr. Connor was head of Telecom Investment Banking at Goldman, Sachs & Co from 2003 to 2008. Prior to that position, he served as Chief Operating Officer of Telecom, Technology and Media Investment Banking at Goldman, Sachs from 1998 to 2003. Mr. Connor joined the Corporate Finance Department of Goldman, Sachs in 1986 and became a Vice President in 1990 and a Managing Director in 1996.

Ms. Johnson was named Executive Vice President, Human Resources in July 2012. Ms. Johnson joined Textron in 1996 and has held various human resources leadership positions across Textron's businesses, including Senior Human Resources Business Partner for Greenlee and Vice President of Human Resources for E-Z-GO, a position she held from 2006 until joining Bell in 2009. At Bell, she most recently served as Director of Talent and Organizational Development. Prior to Textron, Ms. Johnson held roles in human resources, marketing and sales, and finance disciplines at several organizations, including IBM and Hamilton Sundstrand, a United Technologies Company.

Mr. Lupone joined Textron in February 2012 as Executive Vice President, General Counsel, Secretary and Chief Compliance Officer. Previously, he was senior vice president and general counsel of Siemens Corporation (U.S.) since 1999 and general counsel of Siemens AG for the Americas since 2008. Prior to joining Siemens in 1992, Mr. Lupone was vice president and general counsel of Price Communications Corporation.

Available Information

We make available free of charge on our Internet Web site (www.textron.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Forward-Looking Information

Certain statements in this Annual Report on Form 10-K and other oral and written statements made by us from time to time are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may describe strategies, goals, outlook or other non-historical matters, or project revenues, income, returns or other financial measures, often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "guidance," "project," "target," "potential," "will," "should," "could," "likely" or "may" and similar expressions intended to identify forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements. In addition to those factors described herein under "RISK FACTORS," among the factors that could cause actual results to differ materially from past and projected future results are the following:

- Changing priorities or reductions in the U.S. Government defense budget, including those related to military operations in foreign countries;
- Our ability to perform as anticipated and to control costs under contracts with the U.S. Government;
- The U.S. Government's ability to unilaterally modify or terminate its contracts with us for its convenience or for our failure to perform, to change applicable procurement and accounting policies, or, under certain circumstances, to withhold payment or suspend or debar us as a contractor eligible to receive future contract awards;
- Changes in foreign military funding priorities or budget constraints and determinations, or changes in government regulations or policies on the export and import of military and commercial products;
- Volatility in the global economy or changes in worldwide political conditions that adversely impact demand for our products;
- Volatility in interest rates or foreign exchange rates;
- Risks related to our international business, including establishing and maintaining facilities in locations around the world and relying on joint venture partners, subcontractors, suppliers, representatives, consultants and other business partners in connection with international business, including in emerging market countries;
- Our Finance segment's ability to maintain portfolio credit quality or to realize full value of receivables and of assets acquired upon foreclosure of receivables;
- Performance issues with key suppliers or subcontractors;
- Legislative or regulatory actions, both domestic and foreign, impacting our operations or demand for our products;
- Our ability to control costs and successfully implement various cost-reduction activities;
- The efficacy of research and development investments to develop new products or unanticipated expenses in connection with the launching of significant new products or programs;
- The timing of our new product launches or certifications of our new aircraft products;

- Our ability to keep pace with our competitors in the introduction of new products and upgrades with features and technologies desired by our customers;
- Increases in pension expense or employee and retiree medical benefits;
- Difficult conditions in the financial markets which may adversely impact our customers' ability to fund or finance purchases of our products; and
- Continued demand softness or volatility in the markets in which we do business.

Item 1A. RISK FACTORS

Our business, financial condition and results of operations are subject to various risks, including those discussed below, which may affect the value of our securities. The risks discussed below are those that we believe currently are the most significant to our business.

We have customer concentration with the U.S. Government; reduction in U.S. Government defense spending may adversely affect our results of operations and financial condition.
During 2012, we derived approximately 29% of our revenues from sales to a variety of U.S. Government entities. Our revenues from the U.S. Government largely result from contracts awarded to us under various U.S. Government defense-related programs. The funding of these programs is subject to congressional appropriation decisions. Although multiple-year contracts may be planned in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs often are only partially funded initially, and additional funds are committed only as Congress makes further appropriations. If we incur costs in excess of funds committed on a contract, we are more at risk for non-reimbursement of those costs until additional funds are appropriated. The reduction or termination of funding, or changes in the timing of funding, for U.S. Government programs in which we currently provide, or propose to provide, products or services would result in a reduction or loss of anticipated future revenues and could materially and adversely impact our results of operations and financial condition. Significant changes in national and international priorities for defense spending could impact the funding, or the timing of funding, of our programs, which could negatively impact our results of operations and financial condition.

Mounting pressure for U.S. Government deficit reduction and reduced national spending have created an environment where national security spending is being closely examined. In August 2011, Congress passed the Budget Control Act of 2011 which committed the U.S. Government to significantly reduce the federal deficit over ten years. Under this Act, very substantial automatic spending cuts, known as "sequestration," including approximately $600 billion in cuts to the U.S. defense budget over a nine year period, are scheduled to be triggered beginning in 2013. In addition, the nation's debt ceiling is currently expected to be reached during the first half of 2013. Congress and the Administration continue to debate how the nation should proceed on these issues. The outcome of that debate could have a significant impact on future defense spending plans. As a result, long-term funding for various programs in which we participate, as well as future purchasing decisions by our U.S. Government customers, could be reduced, delayed or cancelled. In addition, these cuts could adversely affect the viability of the suppliers and subcontractors under our programs.

There are many variables in how the sequester could be implemented that make it difficult to determine specific impacts; however, we expect that sequestration, as currently provided for under the Budget Control Act, would result in lower revenues, profits and cash flows for our company. Such circumstances may also result in an impairment of our goodwill and intangible assets. Because our Government contracts generally require us to continue to perform even if the U.S. Government is unable to make timely payments; if the debt ceiling is not raised, and, as a result, the U.S. Government does not pay us on a timely basis, we would need to finance our continued performance of the impacted contracts from our available cash resources, credit facilities and/or access to the capital markets, if available. An extended delay in the timely payment by the U.S. Government could result in a material adverse effect on our cash flows, earnings and financial condition.

U.S. Government contracts may be terminated at any time and may contain other unfavorable provisions.
The U.S. Government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. In the event of termination for the U.S. Government's convenience, contractors are generally protected by provisions covering reimbursement for costs incurred on the contracts and profit on those costs but not the anticipated profit that would have been earned had the contract been completed. A termination arising out of our default for failure to perform could expose us to liability, including but not limited to, liability for re-procurement costs in excess

of the total original contract amount, net of the value of work performed and accepted by the customer under the contract. Such an event could also have an adverse effect on our ability to compete for future contracts and orders. If any of our contracts are terminated by the U.S. Government whether for convenience or default, our backlog and anticipated revenues would be reduced by the expected value of the remaining work under such contracts. We also enter into "fee for service" contracts with the U.S. Government where we retain ownership of, and consequently the risk of loss on, aircraft and equipment supplied to perform under these contracts. Termination of these contracts for convenience or default could materially and adversely impact our results of operations. On contracts for which we are teamed with others and are not the prime contractor, the U.S. Government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of our products and services as a subcontractor. In addition, U.S. Government contracts generally require the contractor to continue to perform on a contract even if the U.S. Government is unable to make timely payments; failure to continue contract performance places the contractor at risk of termination for default. Any such event could result in a material adverse effect on our cash flows, results of operations and financial condition.

As a U.S. Government contractor, we are subject to procurement rules and regulations as well as changes in the Department of Defense (DoD) acquisition practices.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things, require certification and disclosure of all cost and pricing data in connection with contract negotiation, define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts, and restrict the use and dissemination of classified information and the exportation of certain products and technical data. Our U.S. Government contracts contain provisions that allow the U.S. Government to unilaterally suspend or debar us from receiving new contracts for a period of time, reduce the value of existing contracts, issue modifications to a contract, and control and potentially prohibit the export of our products, services and associated materials. A number of our U.S. Government contracts contain provisions that require us to make disclosure to the Inspector General of the agency that is our customer if we have credible evidence that we have violated U.S. criminal laws involving fraud, conflict of interest, or bribery; the U.S. civil False Claims Act; or received a significant overpayment under a U.S. Government contract. Failure to properly and timely disclose may result in a termination for default or cause, suspension and/or debarment, and potential fines.

In 2010, the DoD issued guidance to its acquisition workforce to obtain greater efficiency and productivity in defense spending through an initiative known as the "Better Buying Power Initiative." The DoD has announced that an updated initiative, to be known as "Better Buying Power 2.0" will be launched in early 2013. These efforts may significantly affect the contracting environment in which we do business with our DoD customers and could have a significant impact on current programs, as well as new business opportunities. Changes to the DoD acquisition system and contracting models could affect whether and, if so, how we pursue certain opportunities and the terms under which we are able to do so.

As a U.S. Government contractor, our businesses and systems are subject to audit and review by the Defense Contract Audit Agency (DCAA) and the Defense Contract Management Agency (DCMA).

We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. Government and its agencies such as DCAA and DCMA. These agencies review our performance under our contracts, our cost structure and our compliance with laws and regulations applicable to U.S. Government contractors. The systems that are subject to review include, but are not limited to, our accounting, estimating, material management and accounting, earned value management, purchasing and government property systems. If an audit uncovers improper or illegal activities we may be subject to civil and criminal penalties and administrative sanctions that may include the termination of our contracts, forfeiture of profits, suspension of payments, fines, and, under certain circumstances, suspension or debarment from future contracts for a period of time. Whether or not illegal activities are alleged, the U.S. Government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. These laws and regulations affect how we conduct business with our customers and, in some instances, impose added costs on our business.

Cost overruns on U.S. Government contracts could subject us to losses or adversely affect our future business.

Under fixed-price contracts, as a general rule, we receive a fixed price irrespective of the actual costs we incur, and, consequently, any costs in excess of the fixed price are absorbed by us. Changes in underlying assumptions, circumstances or estimates used in developing the pricing for such contracts may adversely affect our results of operations. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost-reimbursement contracts, which are subject to a contract-ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance based. However, if our costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Under each type of contract, if we are unable to control costs we incur in performing under the contract, our financial condition and results of operations could be adversely affected. Cost overruns also may adversely affect our ability to sustain existing programs and obtain future contract awards.

Weak demand for our aircraft products may continue to adversely affect our financial results.
As a result of the continued worldwide economic softness, we have experienced continued weak demand for our fixed-wing aircraft, particularly our business jets. Soft demand for new and pre-owned jets could persist and could continue to adversely impact the pricing of new jets and the valuation of pre-owned jets. We have accepted a higher proportion of trade-ins of pre-owned jets in order to sell new jets, and we are winding down our fractional business jet ownership business. These two factors have increased our inventory of pre-owned jets.

Concerns regarding the financial stability of certain Eurozone countries, the overall stability of the euro and the suitability of the euro as a single currency may have an adverse impact on financial institutions and capital markets in Europe and globally which could impede the ability of our customers to obtain financing to purchase our jets and helicopters and further reduce demand for our products. In addition, both U.S. and foreign governments and government agencies regulate the aviation industry; they may impose new regulations with additional aircraft security or other requirements or restrictions, including, for example, restrictions and/or fees related to carbon emissions levels that may adversely impact demand for jets and/or helicopters. A prolonged weakness in the markets for our commercial aircraft products could adversely impact our results of operations and our future prospects.

Difficult economic conditions could continue to affect the performance of our Finance segment and our losses may increase if we are unable to successfully collect our finance receivables or realize sufficient value from collateral.
The financial performance of our Finance segment depends on the quality of loans, leases and other assets in its finance asset portfolios. Portfolio quality may be adversely affected by several factors, including finance receivable underwriting procedures, collateral value, geographic or industry concentrations, and the effect of general economic conditions on our customers' businesses. The performance of our liquidating non-captive finance receivable portfolios may be adversely affected by other variables, including changes in our liquidation strategy and changes in external factors affecting the value and/or marketability of our assets. Valuations of the types of collateral securing our captive finance portfolio, particularly valuations of pre-owned aircraft, have decreased over the past several years and may continue to decrease if weak economic conditions continue. Declining collateral values could result in greater delinquencies, credit losses and foreclosures if customers elect to discontinue payments on loan balances that exceed asset values or, in the case of assets in our liquidating portfolios, if they are unable to obtain alternative sources of financing at loan maturity. Bankruptcy proceedings involving our borrowers may prevent or delay our ability to exercise our rights and remedies and realize the full value of our collateral. Significant delay or difficulty in executing the continued liquidation of our liquidating portfolios and/or substantial losses in any of our finance asset portfolios could negatively impact the ability of our Finance segment to generate the cash necessary to service its debt, resulting in adverse effects on our cash flow, profitability and financial condition.

We may need to obtain financing in the future; such financing may not be available to us on satisfactory terms, if at all.
We may periodically need to obtain financing in order to meet our debt obligations as they come due and/or to support our operations. Although we currently have access to the capital markets, our access and the cost of borrowings, is affected by a number of factors including market conditions and the strength of our credit ratings. If we cannot obtain adequate sources of credit on favorable terms, or at all, our business, operating results, and financial condition could be adversely affected.

Our ability to fund our captive financing activities at economically competitive levels depends on our ability to borrow and the cost of borrowing in the credit markets.
Our Finance segment's ability to continue to offer customer financing for the products that we manufacture, and the long-term viability and profitability of the captive finance business, is largely dependent on our ability to obtain funding and at a reasonable cost both of which are dependent on a number of factors including market conditions and our credit ratings. If we are unable to continue to offer customer financing or if we are unable to offer competitive customer financing, it could negatively impact our Manufacturing group's ability to generate sales, which could adversely affect our results of operations and financial condition.

Failure to perform by our subcontractors or suppliers could adversely affect our performance.
We rely on other companies to provide raw materials, major components and subsystems for our products. Subcontractors also perform services that we provide to our customers in certain circumstances. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations.

Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components or subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, product or service. In particular, in the aircraft industry, most vendor parts are certified by the regulatory agencies as part of the overall Type Certificate for the aircraft being produced by the manufacturer. If a vendor does not or cannot supply its parts, then the manufacturer's production line may be stopped until the manufacturer can design, manufacture and certify a similar part itself or identify and certify another similar vendor's part, resulting in significant delays in the completion of aircraft. Such events may adversely affect our financial results, damage our reputation and relationships with our customers, and result in regulatory actions and/or litigation.

Our business could be negatively impacted by information technology security threats and other disruptions.
As a U.S. defense contractor, we face certain security threats, including threats to our information technology infrastructure, unlawful attempts to gain access to our proprietary or classified information and threats to the physical security of our facilities and employees, as do our customers, suppliers, subcontractors and joint venture partners. Our information technology networks and related systems are critical to the smooth operation of our business and essential to our ability to perform day to day operations. Cybersecurity threats, such as malicious software, attempts to gain unauthorized access to information, and other security breaches, are persistent, continue to evolve and require highly skilled IT resources. An information technology system failure or breach of data security could disrupt our operations, cause the loss of business information or the compromise of confidential information and require significant management attention and resources. The potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of our investment in research, development and engineering and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and our results of operations. In addition, we outsource certain support functions, including certain global information technology infrastructure services, to third-party service providers. Any disruption of such outsourced processes or functions also could have a material adverse impact on our results of operations.

Developing new products and technologies entails significant risks and uncertainties.
To continue to grow our revenues and segment profit, we must successfully develop new products and technologies or modify our existing products and technologies for our current and future markets. Our future performance depends, in part, on our ability to identify emerging technological trends and customer requirements in our current and future markets and to develop and maintain competitive products and services. Delays or cost overruns in the development and acceptance of new products, or certification of new aircraft and other products, could affect our results of operations. These delays could be caused by unanticipated technological hurdles, production changes to meet customer demands, unanticipated difficulties in obtaining required regulatory certifications of new aircraft or other products, coordination with joint venture partners or failure on the part of our suppliers to deliver components as agreed. Changes in environmental laws and regulations, for example, those enacted in response to climate change concerns and other actions known as "green initiatives," could lead to the necessity for new or additional investment in product designs or manufacturing processes and could increase environmental compliance expenditures, including costs to defend regulatory reviews. We also could be adversely affected if the general efficacy of our research and development investments to develop products is less than expected or if we do not adequately protect the intellectual property developed through our research and development efforts. Likewise, new products and technologies could generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us. Furthermore, because of the lengthy research and development cycle involved in bringing certain of our products to market, we cannot predict the economic conditions that will exist when any new product is complete. A reduction in capital spending in the aerospace or defense industries could have a significant effect on the demand for new products and technologies under development, which could have an adverse effect on our financial condition and results of operations. In addition, the market for our product offerings may not develop or continue to expand as we currently anticipate. Furthermore, we cannot be sure that our competitors will not develop competing technologies which gain market acceptance in advance of our products. A significant failure in our new product development efforts or the failure of our products or services to achieve market acceptance more rapidly than our competitors could have an adverse effect on our financial condition and results of operations.

We are subject to the risks of doing business in foreign countries.
Our international business, including U.S. exports, exposes us to potentially greater risks than our domestic business. Our exposure to such risks increases as our international business continues to grow. Our international business is subject to U.S. and local government regulations and procurement policies and practices, which may change from time to time, including regulations relating to import-export control; environmental, health and safety; investments; exchange controls; and repatriation of earnings or cash settlement challenges, as well as to varying currency, geopolitical and economic risks. These international risks may be especially significant with respect to aerospace and defense products for which we sometimes first must obtain licenses and authorizations from various U.S. Government agencies before we are permitted to sell our products outside the U.S. Any significant impairment of our ability to sell products outside the U.S. could negatively impact our results of operations. Additionally, some international government customers require contractors to agree to specific in-country purchases, manufacturing agreements or financial support arrangements, known as offsets, as a condition for a contract award. The contracts

generally extend over several years and may include penalties if we fail to meet the offset requirements, which could adversely impact our results of operations. Additionally, we are facing increasing competition in our international markets from foreign and multinational firms that may have certain home country advantages over us; as a result, our ability to compete successfully in those markets may be adversely affected, which could negatively impact our revenues and profitability.

We maintain manufacturing facilities, service centers, supply centers and other facilities worldwide, including in various emerging market countries. We also have entered into, and expect to continue to enter into, joint venture arrangements in emerging market countries, some of which may require capital investment, guaranties or other commitments. We expect that our investment in emerging market countries will continue to increase. Emerging market operations can present many risks in addition to those discussed above, including civil disturbances, economic and government instability, terrorism and related safety concerns, cultural differences in employment and business practices, difficulties in protecting intellectual property, and the imposition of exchange controls. The impact of any one or more of these or other factors could adversely affect our business, financial condition or operating results.

We also are exposed to risks associated with using foreign representatives and consultants for international sales and operations and teaming with international subcontractors and suppliers in connection with international programs. In many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by laws and regulations applicable to us, such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to facilitate compliance with these laws, a violation of such laws by any of our international representatives, consultants, joint ventures, business partners, subcontractors or suppliers, even if prohibited by our policies, could have an adverse effect on our business and reputation.

We are subject to increasing compliance risks that could adversely affect our operating results.
As a global business, we are subject to laws and regulations in the U.S. and other countries in which we operate. Our increased focus on international sales and global operations requires importing and exporting goods and technology, some of which have military applications subjecting them to more stringent import-export controls across international borders on a regular basis. Both U.S. and foreign laws and regulations applicable to us have been increasing in scope and complexity. For example, we could be affected by U.S. or foreign laws or regulations imposed in response to climate change concerns. Likewise, pursuant to the requirements of the Dodd-Frank Act and recently enacted Securities and Exchange Commission rules, we will be required to report on our use of "conflict minerals" originating from the Democratic Republic of Congo and surrounding countries. Compliance with these rules is expected to be time-consuming and costly and also could affect the cost and availability of minerals used to manufacture certain of our products. Compliance with new or changing laws and regulations or related interpretation and policies could increase our costs of doing business, affect how we conduct our operations and limit our ability to sell our products and services. Compliance with laws and regulations of increasing scope and complexity is even more challenging in our current business environment in which reducing our operating costs is often necessary to remain competitive. In addition, a violation of U.S. and/or foreign laws by one of our employees or business partners could subject us or our employees to civil or criminal penalties, including material monetary fines, or other adverse actions, including denial of import or export privileges and debarment as a government contractor. These improper actions could damage our reputation and have an adverse effect on our business.

We are subject to legal proceedings and other claims.
We are subject to legal proceedings and other claims arising out of the conduct of our business, including proceedings and claims relating to commercial and financial transactions; government contracts; alleged lack of compliance with applicable laws and regulations; production partners; product liability; patent and trademark infringement; employment disputes; and environmental, safety and health matters. Due to the nature of our manufacturing business, we may be subject to liability claims arising from accidents involving our products, including claims for serious personal injuries or death caused by weather or by pilot, driver or user error. In the case of litigation matters for which reserves have not been established because the loss is not deemed probable, it is reasonably possible that such claims could be decided against us and could require us to pay damages or make other expenditures in amounts that are not presently estimable. In addition, we cannot be certain that our reserves are adequate and that our insurance coverage will be sufficient to cover one or more substantial claims. Furthermore, we may not be able to obtain insurance coverage at acceptable levels and costs in the future. Litigation is inherently unpredictable, and we could incur judgments, receive adverse arbitration awards or enter into settlements for current or future claims that could adversely affect our financial position or our results of operations in any particular period.

Intellectual property infringement claims of others and the inability to protect our intellectual property rights could harm our business and our customers.
Intellectual property infringement claims may be asserted by third parties against us or our customers. Any related indemnification payments or legal costs we may be obliged to pay on behalf of our businesses, our customers or other third parties could be costly. In addition, we own the rights to many patents, trademarks, brand names, trade names and trade secrets that are important to our

business. The inability to enforce these intellectual property rights may have an adverse effect on our results of operations. Additionally, our intellectual property could be at risk due to various cyber threats.

Certain of our products are subject to laws regulating consumer products and could be subject to repurchase or recall as a result of safety issues.

As a distributor of consumer products in the U.S., certain of our products also are subject to the Consumer Product Safety Act, which empowers the U.S. Consumer Product Safety Commission (CPSC) to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the CPSC could require us to repair, replace or refund the purchase price of one or more of our products, or potentially even discontinue entire product lines, or we may voluntarily do so, but within strictures recommended by the CPSC. The CPSC also can impose fines or penalties on a manufacturer for non-compliance with its requirements. Furthermore, failure to timely notify the CPSC of a potential safety hazard can result in significant fines being assessed against us. Any repurchases or recalls of our products or an imposition of fines or penalties could be costly to us and could damage the reputation or the value of our brands. Additionally, laws regulating certain consumer products exist in some states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future.

The increasing costs of certain employee and retiree benefits could adversely affect our results.

Our earnings and cash flow may be adversely impacted by the amount of income or expense we expend or record for employee benefit plans. This is particularly true for our defined benefit pension plans, where required contributions to those plans and related expenses are driven by, among other things, our assumptions of the expected long-term rate of return on plan assets, the discount rate used for future payment obligations and the rates of future cost growth. Additionally, as part of our annual evaluation of these plans, significant changes in our assumptions, due to changes in economic, legislative and/or demographic experience or circumstances, or changes in our actual investment returns could negatively impact the funded status of our plans requiring us to substantially increase our pension liability with a resulting decrease in shareholders' equity. Changes in the funded status of defined benefit pension plans are recognized in other comprehensive income (loss) in the year in which they occur. Also, changes in pension legislation and regulations could increase the cost associated with our defined benefit pension plans.

In addition, medical costs are rising at a rate faster than the general inflation rate. Continued medical cost inflation in excess of the general inflation rate would increase the risk that we will not be able to mitigate the rising costs of medical benefits. Moreover, we expect that some of the requirements of the new comprehensive healthcare law will increase our future costs. Increases to the costs of pension and medical benefits could have an adverse effect on our results of operations.

Our business could be adversely affected by strikes or work stoppages and other labor issues.

Approximately 6,400 of our U.S. employees, or 26% of our total U.S. employees, are unionized, and approximately 2,800 of our non-U.S. employees, or 33% of our total non-U.S. employees, are represented by organized councils. As a result, we may experience work stoppages, which could negatively impact our ability to manufacture our products on a timely basis, resulting in strain on our relationships with our customers and a loss of revenues. The presence of unions also may limit our flexibility in responding to competitive pressures in the marketplace. In addition, the workforces of many of our suppliers and customers are represented by labor unions. Work stoppages or strikes at the plants of our key suppliers could disrupt our manufacturing processes; similar actions at the plants of our customers could result in delayed or canceled orders for our products. Any of these events could adversely affect our results of operations.

Currency, raw material price and interest rate fluctuations may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, raw material prices and interest rates. In particular, the uncertainty with respect to the ability of certain European countries to continue to service their sovereign debt obligations and the related European financial restructuring efforts may cause the value of the euro to fluctuate. Currency variations also contribute to variations in sales of products and services in impacted jurisdictions. For example, in the event that one or more European countries were to replace the euro with another currency, our sales into such countries, or into Europe generally, would likely be adversely affected until stable exchange rates are established. Accordingly, fluctuations in foreign currency rates could adversely affect our profitability in future periods. We monitor and manage these exposures as an integral part of our overall risk management program. In some cases, we purchase derivatives or enter into contracts to insulate our results of operations from these fluctuations. Nevertheless, changes in currency exchange rates, raw material prices and interest rates can have substantial adverse effects on our results of operations.

We may be unable to effectively mitigate pricing pressures.

In some markets, particularly where we deliver component products and services to original equipment manufacturers, we face ongoing customer demands for price reductions, which sometimes are contractually obligated. However, if we are unable to effectively mitigate future pricing pressures through technological advances or by lowering our cost base through improved operating and supply chain efficiencies, our results of operations could be adversely affected.

Unanticipated changes in our tax rates or exposure to additional income tax liabilities could affect our profitability.
We are subject to income taxes in both the U.S. and various non-U.S. jurisdictions, and our domestic and international tax liabilities are subject to the allocation of income among these different jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes to unrecognized tax benefits or changes in tax laws, which could affect our profitability. In particular, the carrying value of deferred tax assets is dependent on our ability to generate future taxable income, as well as changes to applicable statutory tax rates. In addition, the amount of income taxes we pay is subject to audits in various jurisdictions, and a material assessment by a tax authority could affect our profitability.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

On December 29, 2012, we operated a total of 61 plants located throughout the U.S. and 50 plants outside the U.S. We own 54 plants and lease the remainder for a total manufacturing space of approximately 20.9 million square feet. We consider the productive capacity of the plants operated by each of our business segments to be adequate. We also own or lease offices, warehouses, service centers and other space at various locations. In general, our facilities are in good condition, are considered to be adequate for the uses to which they are being put and are substantially in regular use.

Item 3. Legal Proceedings

As previously reported in Textron's Annual Report on Form 10-K for the fiscal year ended January 2, 2010, on August 21, 2009, a purported class action lawsuit was filed in the United States District Court in Rhode Island by Dianne Leach, an alleged participant in the Textron Savings Plan. Six additional substantially similar class action lawsuits were subsequently filed by other individuals. The complaints varyingly name Textron and certain present and former employees, officers and directors as defendants. These lawsuits alleged that the defendants violated the United States Employee Retirement Income Security Act (ERISA) by imprudently permitting participants in the Textron Savings Plan to invest in Textron common stock. The complaints sought equitable relief and unspecified compensatory damages. On February 2, 2010, an amended class action complaint was filed consolidating the seven previous lawsuits into a single complaint. On March 19, 2010, all defendants moved to dismiss the consolidated amended complaint, and on September 6, 2011, the Court granted the motion to dismiss in part and denied the motion in part. Specifically, the Court ruled that plaintiffs failed to plead sufficient allegations to support any claim that defendants made material misrepresentations that would be actionable under ERISA, but permitted the remainder of the Amended Complaint to survive the pleadings stage. On September 20, 2011, all defendants moved for partial reconsideration of the Court's decision not to dismiss the Amended Complaint. On December 5, 2011, the Court denied the motion for partial reconsideration without rendering a decision on the merits of the issues raised therein. On December 13, 2012, as a result of a mediation process overseen by an independent mediator, the parties reached an agreement in principle, subject to settlement documentation and court approval, to settle the plaintiffs' claims for an immaterial amount. Because this is a class action, settlements of this type are subject to preliminary and final review by the Court with an opportunity for class members to respond to the proposed settlement and object if they so desire. Neither Textron nor any of the other defendants in the settlement admitted any wrongdoing with respect to the allegations in the case.

As previously reported in Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, on February 7, 2012, a lawsuit was filed in the United States Bankruptcy Court, Northern District of Ohio, Eastern Division (Akron) by Brian A. Bash, Chapter 7 Trustee for Fair Finance Company against TFC, Fortress Credit Corp. and Fair Facility I, LLC. TFC provided a revolving line of credit of up to $17.5 million to Fair Finance Company from 2002 through 2007. The complaint alleged numerous counts against TFC, as Fair Finance Company's working capital lender, including receipt of fraudulent transfers and assisting in fraud perpetrated on Fair Finance investors. The Trustee sought avoidance and recovery of alleged fraudulent transfers in the amount of $316 million, as well as damages of $223 million on the other claims. The Trustee also sought trebled damages on all claims under Ohio law. TFC moved to dismiss all claims in the complaint, and on November 9, 2012, the court granted TFC's motion to dismiss in its entirety and dismissed TFC from the lawsuit.

We also are subject to other actual and threatened legal proceedings and other claims arising out of the conduct of our business. These proceedings include claims relating to commercial and financial transactions; government contracts; alleged lack of compliance with applicable laws and regulations; production partners; product liability; patent and trademark infringement; employment disputes; and environmental, health and safety matters. Some of these legal proceedings seek damages, fines or penalties in substantial amounts or remediation of environmental contamination. Under federal government procurement regulations, certain claims brought by the U.S. Government could result in our suspension or debarment from U.S. Government contracting for a period of time. On the basis of information presently available, we do not believe that existing proceedings and claims will have a material effect on our financial position or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market on which our common stock is traded is the New York Stock Exchange under the symbol "TXT." At December 29, 2012, there were approximately 12,500 record holders of Textron common stock. The high and low sales prices per share of our common stock as reported on the New York Stock Exchange and the dividends paid per share are provided in the following table:

	2012			2011		
	High	Low	Dividends per Share	High	Low	Dividends per Share
First quarter	$ 28.29	$ 18.37	$ 0.02	$ 28.87	$ 23.50	$ 0.02
Second quarter	29.18	21.97	0.02	28.65	20.86	0.02
Third quarter	28.80	22.15	0.02	25.17	14.66	0.02
Fourth quarter	26.75	22.84	0.02	20.41	16.37	0.02

Issuer Repurchases of Equity Securities

Fourth Quarter *(shares in millions)*	Total Number of Shares Purchased*	Average Price Paid per Share (excluding commissions)	Total Number of Shares Purchased as part of Publicly Announced Plan*	Maximum Number of Shares that may be Purchased under the Plan
Month 1 (September 30, 2012 – November 3, 2012)	3,532	$ 25.34	3,532	7,571
Month 2 (November 4, 2012 – December 1, 2012)	4,465	24.11	4,465	3,106
Month 3 (December 2, 2012 – December 29, 2012)	3,106	24.09	3,106	—
Total	11,103	$ 24.51	11,103	

**These shares were purchased pursuant to a plan authorizing the repurchase of up to 24 million shares of Textron common stock that had been announced on July 19, 2007, which had no expiration date. During the fourth quarter of 2012, all remaining shares available under this plan were repurchased.*

On January 23, 2013, the company announced the adoption of a new plan authorizing the repurchase of up to 25 million shares of Textron common stock. This plan has no expiration date.

Stock Performance Graph

The following graph compares the total return on a cumulative basis at the end of each year of $100 invested in our common stock on December 31, 2007 with the Standard & Poor's (S&P) 500 Stock Index, the S&P 500 Aerospace & Defense (A&D) Index and the S&P Industrial Conglomerates (IC) Index. We are included in both the S&P 500 and the S&P IC indices. The values calculated assume dividend reinvestment.


Textron
S&P 500
S&P 500 A&D
S&P 500 IC
$150
$100
$50
$0

	2007	2008	2009	2010	2011	2012
Textron Inc.	$ 100.00	$ 20.04	$ 27.40	$ 34.57	$ 27.14	$ 35.52
S&P 500	100.00	63.00	79.68	91.68	93.61	106.78
S&P 500 A&D	100.00	63.46	79.10	91.05	95.86	108.37
S&P 500 IC	100.00	48.50	53.43	63.41	63.86	76.92

Item 6. Selected Financial Data

(Dollars in millions, except per share amounts)	2012	2011	2010	2009	2008
Revenues					
Cessna	$ 3,111	$ 2,990	$ 2,563	$ 3,320	$ 5,662
Bell	4,274	3,525	3,241	2,842	2,827
Textron Systems	1,737	1,872	1,979	1,899	1,880
Industrial	2,900	2,785	2,524	2,078	2,918
Finance	215	103	218	361	723
Total revenues	$ 12,237	$ 11,275	$ 10,525	$ 10,500	$ 14,010
Segment profit					
Cessna	$ 82	$ 60	$ (29)	$ 198	$ 905
Bell	639	521	427	304	278
Textron Systems	132	141	230	240	251
Industrial	215	202	162	27	67
Finance (a)	64	(333)	(237)	(294)	(50)
Total segment profit	1,132	591	553	475	1,451
Special charges (b)	—	—	(190)	(317)	(526)
Corporate expenses and other, net	(148)	(114)	(137)	(164)	(171)
Interest expense, net for Manufacturing group	(143)	(140)	(140)	(143)	(125)
Income tax (expense) benefit	(260)	(95)	6	76	(305)
Income (loss) from continuing operations	$ 581	$ 242	$ 92	$ (73)	$ 324
Per share of common stock					
Income (loss) from continuing operations — basic	$ 2.07	$ 0.87	$ 0.33	$ (0.28)	$ 1.32
Income (loss) from continuing operations — diluted (c)	$ 1.97	$ 0.79	$ 0.30	$ (0.28)	$ 1.29
Dividends declared	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.92
Book value at year-end	$ 11.03	$ 9.84	$ 10.78	$ 10.38	$ 9.75
Common stock price: High	$ 29.18	$ 28.87	$ 25.30	$ 21.00	$ 71.69
Low	$ 18.37	$ 14.66	$ 15.88	$ 3.57	$ 10.09
Year-end	$ 24.12	$ 18.49	$ 23.64	$ 18.81	$ 15.37
Common shares outstanding *(In thousands)*					
Basic average	280,182	277,684	274,452	262,923	246,208
Diluted average (c)	294,663	307,255	302,555	262,923	250,338
Year-end	271,263	278,873	275,739	272,272	242,041
Financial position					
Total assets	$ 13,033	$ 13,615	$ 15,282	$ 18,940	$ 20,031
Manufacturing group debt	$ 2,301	$ 2,459	$ 2,302	$ 3,584	$ 2,569
Finance group debt	$ 1,686	$ 1,974	$ 3,660	$ 5,667	$ 7,388
Shareholders' equity	$ 2,991	$ 2,745	$ 2,972	$ 2,826	$ 2,366
Manufacturing group debt-to-capital (net of cash)	24%	37%	32%	39%	46%
Manufacturing group debt-to-capital	44%	47%	44%	56%	52%
Investment data					
Capital expenditures	$ 480	$ 423	$ 270	$ 238	$ 545
Depreciation	$ 336	$ 343	$ 334	$ 344	$ 331

(a) *For 2011, segment profit included a $186 million initial mark-to-market adjustment for finance receivables in the Golf Mortgage portfolio that were transferred to the held for sale classification.*

(b) *Special charges include restructuring charges of $99 million, $237 million and $64 million in 2010, 2009 and 2008, respectively, primarily related to severance and asset impairment charges. In 2010, special charges also include a $91 million non-cash pre-tax charge to reclassify a foreign exchange loss from equity to the income statement as a result of substantially liquidating a Finance segment entity. In 2009, special charges include a goodwill impairment charge of $80 million in the Industrial segment. In 2008, special charges include charges related to strategic actions taken in the Finance segment to exit portions of the commercial finance business, including an impairment charge of $169 million for unrecoverable goodwill and the initial valuation allowance adjustment of $293 million related to the designation of a portion of finance receivables as held for sale.*

(c) *For 2009, the potential dilutive effect of stock options, restricted stock units and the shares that could be issued upon the conversion of our convertibles notes and upon the exercise of the related warrants was excluded from the computation of diluted weighted-average shares outstanding as the shares would have an anti-dilutive effect on the loss from continuing operations.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in millions, except per share amounts)	2012	2011	2010
Revenues	$ 12,237	$ 11,275	$ 10,525
Operating expenses:			
Manufacturing cost of sales	10,019	9,308	8,605
Selling and administrative expenses	1,168	1,183	1,231
Net cash provided by operating activities of continuing operations for Manufacturing group	958	761	730
Diluted earnings per share (EPS) from continuing operations	1.97	0.79	0.30

An analysis of our consolidated operating results is provided below and a more detailed analysis of our segments' operating results is provided in the Segment Analysis section on pages 21 to 30.

Revenues

Revenues increased $962 million, 9%, in 2012, compared with 2011, as increases in the Bell, Cessna, Industrial and Finance segments were partially offset by a reduction in the Textron Systems segment. The net revenue increase included the following factors:

- Higher Bell revenues of $749 million, primarily due to higher commercial aircraft volume of $476 million and an increase in V-22 program volume of $231 million, largely due to higher deliveries.
- Higher Cessna revenues of $121 million, primarily due to higher pre-owned aircraft volume of $68 million and Citation jet revenues of $57 million, reflecting a change in mix of jets sold during the period.
- Increased Industrial segment revenues of $115 million, primarily due to higher volume of $171 million, primarily reflecting higher market demand in the Fuel Systems and Functional Components and Golf, Turf Care and Light Transportation Vehicles product lines, partially offset by an unfavorable foreign exchange impact of $80 million, primarily related to the weakening of the euro.
- Higher Finance revenues of $112 million as described more fully in the Segment Analysis below.
- Lower Textron Systems revenues of $135 million, primarily due to lower volume across all product lines.

Revenues increased $750 million, 7%, in 2011, compared with 2010, primarily due to an 8% increase in Manufacturing revenues with increases in the Cessna, Bell, and Industrial segments that were partially offset by lower revenues in the Textron Systems segment. The net revenue increase included the following factors:

- Higher Cessna revenues of $427 million, primarily due to higher volume, largely due to the impact of higher Citation jet volume and the mix of light- and mid-size jets sold during the period.
- Higher Bell revenues of $284 million, largely due to higher volume in our military programs, which included more deliveries of V-22 and H-1 aircraft.
- Increased Industrial segment revenues of $261 million, primarily due to higher volume of $138 million, mostly reflecting higher automotive industry demand, and a favorable foreign exchange impact of $77 million, largely related to strengthening of the euro.
- Lower revenues at the Finance segment of $115 million, primarily attributable to the lower average finance receivable portfolio balance resulting from continued liquidation.
- Lower Textron Systems revenues of $107 million, primarily due to $140 million in lower volume in the UAS and Mission Support and Other product lines, partially offset by higher volume in the Land & Marine and Weapons and Sensors product lines of $28 million.

Cost of Sales and Selling and Administrative Expense

(Dollars in millions)	2012	2011	2010
Operating expenses	$ 11,187	$ 10,491	$ 9,836
% change compared with prior period	7%	7%	
Cost of sales	$ 10,019	$ 9,308	$ 8,605
% change compared with prior period	8%	8%	
Gross margin as a percentage of Manufacturing revenues	16.7%	16.7%	16.5%
Selling and administrative expenses	$ 1,168	$ 1,183	$ 1,231
% change compared with prior period	(1)%	(4)%	

Manufacturing cost of sales and selling and administrative expenses together comprise our operating expenses. Changes in operating expenses are more fully discussed in our Segment Analysis below.

Cost of sales as a percentage of manufacturing revenues was 83.3% in both 2012 and 2011, and 83.5% in 2010.

Consolidated manufacturing cost of sales increased $711 million, 8%, in 2012, compared with 2011, principally due to higher net sales volume. Cost of sales was reduced by $65 million in 2012 from foreign exchange fluctuations, primarily in the Industrial segment due to the weakening of the euro. In addition, cost of sales included $37 million in charges related to our new UAS fee-for-service contracts at Textron Systems, which were offset by the impact of 2011 charges at Textron Systems of $60 million related to the impairment of intangible assets and severance costs. Selling and administrative expense decreased $15 million, 1%, to $1,168 million in 2012, compared with 2011. The decrease was largely driven by lower operating expenses of $56 million at the Finance segment primarily associated with the exit of the non-captive business, partially offset by a $27 million charge at Cessna from an unfavorable arbitration award described more fully in the Segment Analysis below.

Consolidated manufacturing cost of sales increased $703 million, 8%, in 2011, compared with 2010, principally due to higher sales volume in the Cessna, Bell and Industrial segments. In 2011, gross margin increased as a percentage of revenues primarily due to favorable product mix and improved leverage and manufacturing efficiencies on higher volume at Cessna and Bell. These improvements were partially offset by a $64 million increase in engineering and development expenses throughout our manufacturing businesses and $60 million in charges at Textron Systems related to the impairment of certain intangible assets and severance costs. In 2011, selling and administrative expense decreased $48 million, 4%, to $1.2 billion, compared with 2010, primarily due to $44 million in lower operating expense at the Finance segment, largely reflecting progress towards our exit from the non-captive commercial finance business, and a $23 million decrease in corporate expense, primarily due to the impact of changes in our stock price on compensation expense. These decreases were partially offset by higher bid and proposal costs at Textron Systems in 2011.

Interest Expense

(Dollars in millions)	2012	2011	2010
Interest expense	$ 212	$ 246	$ 270
% change compared with prior period	(14)%	(9)%	

Interest expense on the Consolidated Statement of Operations includes interest for both the Finance and Manufacturing borrowing groups with interest related to intercompany borrowings eliminated. Interest expense for the Finance segment is included within segment profit and includes intercompany interest.

Consolidated interest expense decreased $34 million, 14%, in 2012, compared with 2011, primarily due to lower average debt outstanding. In 2011, consolidated interest expense decreased $24 million, 9%, compared with 2010, primarily due to a decrease in the Finance group, largely due to the reduction in its debt from liquidations in the non-captive portfolio.

Valuation Allowance on Transfer of Golf Mortgage Portfolio to Held for Sale

In the fourth quarter of 2011, we determined that we no longer had the intent to hold the remaining Golf Mortgage portfolio for investment for the foreseeable future, and, accordingly, transferred $458 million of the remaining Golf Mortgage finance receivables, net of an $80 million allowance for loan losses, from the held for investment classification to the held for sale classification. These finance receivables were recorded at fair value at the time of the transfer, resulting in a $186 million charge recorded to Valuation allowance on transfer of Golf Mortgage portfolio to held for sale.

Special Charges

There were no amounts recorded within special charges in 2012 and 2011. In 2010, special charges included restructuring charges totaling $99 million, including $76 million of severance costs. These charges were related to a global restructuring program initiated in the fourth quarter of 2008 to reduce overhead costs and improve productivity across the company and included the announcement of the exit of portions of our commercial finance business. This restructuring program was substantially completed at the end of 2011. In 2010, special charges also included a $91 million non-cash pre-tax charge to reclassify a foreign exchange loss from equity to the Statement of Operations as a result of substantially liquidating a Canadian Finance entity.

Other Losses, net

In 2011, other losses, net included $55 million in losses on the early extinguishment of a portion of our convertible notes which was largely offset by a $52 million gain from the collection on notes receivable in connection with the disposition of the Fluid & Power business in 2008 as discussed in Note 2 to the Consolidated Financial Statements.

Income Tax Expense (Benefit)

Our effective rate was 30.9% in 2012, 28.1% in 2011 and (6.4)% in 2010, and generally differs from the U.S. federal statutory rate of 35% due to certain earnings from our operations in lower-tax jurisdictions throughout the world. The jurisdictions with favorable tax rates that have the most significant effective rate impact in the periods presented include primarily Canada, Belgium and China. We have not provided for U.S. taxes for those earnings because we plan to reinvest all of those earnings indefinitely outside of the United States. Our effective rate will fluctuate based on the mix of earnings from our U.S. and foreign operations. For a full reconciliation of our effective rate to the U.S. federal statutory rate of 35% see Note 14 to the Consolidated Financial Statements.

Subsequent to year end, the American Taxpayer Relief Act of 2012 was enacted on January 2, 2013 to retroactively reinstate and extend the Federal Research and Development Tax Credit from January 1, 2012 to December 31, 2013. As a result, our income tax provision in the first quarter of 2013 will include a discrete tax benefit that will reduce the annual effective tax rate by approximately one percent.

Segment Analysis

We operate in, and report financial information for, the following five business segments: Cessna, Bell, Textron Systems, Industrial and Finance. Segment profit is an important measure used for evaluating performance and for decision-making purposes. Segment profit for the manufacturing segments excludes interest expense, certain corporate expenses and special charges. The measurement for the Finance segment excludes special charges and includes interest income and expense along with intercompany interest expense.

In our discussion of comparative results for the Manufacturing group, changes in revenue and segment profit typically are expressed for our commercial business in terms of volume, pricing, foreign exchange and acquisitions. Additionally, changes in segment profit may be expressed in terms of mix, inflation and cost performance. Volume changes in revenue represent increases/decreases in the number of units delivered or services provided. Pricing represents changes in unit pricing. Foreign exchange is the change resulting from translating foreign-denominated amounts into U.S. dollars at exchange rates that are different from the prior period. Acquisitions refer to the results generated from businesses that were acquired within the previous 12 months. For segment profit, mix represents a change due to the composition of products and/or services sold at different profit margins. Inflation represents higher material, wages, benefits, pension or other costs. Cost performance reflects an increase or decrease in research and development, depreciation, selling and administrative costs, warranty, product liability, quality/scrap, labor efficiency, overhead, product line profitability, start-up, ramp up and cost-reduction initiatives or other manufacturing inputs.

Approximately 29% of our revenues were derived from contracts with the U.S. Government in 2012. For our segments that have significant contracts with the U.S. Government, we typically express changes in segment profit related to the government business in terms of volume, changes in program performance or changes in contract mix. Changes in volume that are discussed in net sales typically drive corresponding changes in our segment profit based on the profit rate for a particular contract. Changes in program performance typically relate to profit recognition associated with revisions to total estimated costs at completion that reflect improved or deteriorated operating performance or award fee rates. Changes in contract mix refers to changes in operating margin due to a change in the relative volume of contracts with higher or lower fee rates such that the overall average margin rate for the segment changes.

Cessna

(Dollars in millions)	2012	2011	2010	% Change 2012	% Change 2011
Revenues	$ 3,111	$ 2,990	$ 2,563	4%	17%
Operating expenses	3,029	2,930	2,592	3%	13%
Segment profit (loss)	82	60	(29)	37%	307%
Profit margin	3%	2%	(1)%		
Backlog	$ 1,062	$ 1,889	$ 2,928	(44)%	(35)%

Cessna Revenues and Operating Expenses
Factors contributing to the 2012 year-over-year revenue change are provided below:

(In millions)	2012 versus 2011
Volume and mix	$ 126
Other	(5)
Total change	$ 121

Cessna delivered 181 Citation jets in 2012, compared with 183 jets in 2011, however revenues increased $121 million, 4%, in 2012, compared with 2011. The increase in revenues was primarily due to a $68 million impact from higher pre-owned aircraft volume and $57 million of higher Citation jet revenues reflecting a change in mix of new jets sold during the period. During 2012, the portion of Cessna's revenues derived from aftermarket sales and services represented 25% of Cessna's revenues, compared with 24% in the corresponding period of 2011.

Cessna's operating expenses increased by $99 million, 3%, in 2012, compared with 2011, primarily due to the following:

- $93 million in higher direct material costs, resulting from increased pre-owned aircraft sales volume and a change in the mix of jets sold during the period.
- $35 million in cost inflation, largely reflecting a $22 million favorable benefit recorded in 2011 related to the last-in, first-out (LIFO) method of accounting for inventories.
- $27 million charge from an unfavorable arbitration award described below.

These increases were partially offset by $33 million cost reductions from improved factory efficiency and $24 million in lower engineering and development expenses.

On November 16, 2012, in an arbitration proceeding initiated by Avcorp Industries, Inc. against Cessna, an arbitral panel entered an award against Cessna in the amount of $27 million. The dispute related to an alleged breach of a supply agreement under which Avcorp made various components for Cessna aircraft. Although we are vigorously contesting this award, we recorded a charge of $27 million in the fourth quarter of 2012.

Factors contributing to the 2011 year-over-year revenue change are provided below:

(In millions)	2011 versus 2010
Volume	$ 419
Other	8
Total change	$ 427

Cessna's revenues increased $427 million, 17%, in 2011, compared with 2010, primarily due to higher Citation jet volume and the mix of light- and mid-size jets sold during the period, which had a $262 million impact, higher pre-owned aircraft volume of $76 million reflecting improved market demand and higher aftermarket volume of $62 million, in part due to continued investment in additional service offerings. We delivered 183 Citation jets in 2011, compared with 179 jets in 2010. During 2011, the portion of Cessna's revenues derived from aftermarket sales and services represented 24% of Cessna's revenues, compared with 26% in the corresponding period of 2010.

Cessna's operating expenses increased by $338 million, 13%, in 2011, compared with 2010, principally due to higher sales volume, which resulted in a $271 million increase in direct material costs and a $27 million increase in manufacturing overhead. Operating expenses also increased due to higher engineering and development expenses of $28 million, primarily due to new product development. Cost inflation was offset by a $45 million favorable benefit related to the last-in, first-out (LIFO) method of accounting for inventories. In 2011, Cessna had a LIFO benefit of $22 million resulting from operational improvements that led to a reduction in inventory levels, compared with expense of $23 million in 2010.

Cessna Segment Profit (Loss)
Factors contributing to 2012 year-over-year segment profit change are provided below:

(In millions)	**2012 versus 2011**
Volume and mix	$ 53
Performance	12
Inflation, net of pricing	(43)
Total change	$ 22

In 2012, Cessna's segment profit increased $22 million, 37%, compared with 2011, primarily due to the change in mix of Citation jets sold during the period. Improved performance included the following:

- $33 million in improved factory efficiency.
- $24 million in lower engineering and development expenses.
- $(27) million unfavorable arbitration award as described above.
- $(19) million of lower forfeiture income due to fewer order cancellations in 2012.

Inflation, net of pricing, included a $26 million unfavorable LIFO impact largely due to a $22 million LIFO benefit recorded in 2011.

Factors contributing to 2011 year-over-year segment profit change are provided below:

(In millions)	**2011 versus 2010**
Volume	$ 85
Other	4
Total change	$ 89

Cessna's segment profit increased $89 million in 2011, compared with 2010, primarily due to higher volume of $85 million. Segment profit was also impacted by the following contributing factors included within the Other line:

- $28 million in higher engineering and development expenses, primarily due to new product development.
- $22 million in cost improvements realized during the period, which were driven by factory efficiencies due to higher production volume.
- $16 million in lower pre-owned aircraft write-downs.

In addition, cost inflation was offset by a $45 million favorable LIFO benefit discussed above.

Cessna Backlog
Cessna's backlog decreased $827 million, 44%, in 2012 and $1.0 billion, 35%, in 2011, mainly attributable to deliveries in excess of new orders and canceled Citation jet orders.

Bell

(Dollars in millions)	2012	2011	2010	% Change 2012	% Change 2011
Revenues:					
V-22 program	$ 1,611	$ 1,380	$ 1,155	17%	19%
Other military	940	919	845	2%	9%
Commercial	1,723	1,226	1,241	41%	(1)%
Total revenues	4,274	3,525	3,241	21%	9%
Operating expenses	3,635	3,004	2,814	21%	7%
Segment profit	639	521	427	23%	22%
Profit margin	15%	15%	13%		
Backlog	$ 7,469	$ 7,346	$ 6,473	2%	13%

Bell Revenues and Operating Expenses

Factors contributing to the 2012 year-over-year revenue change are provided below:

(In millions)	2012 versus 2011
Volume	$ 728
Other	21
Total change	$ 749

Bell's revenues increased $749 million, 21%, in 2012, compared with 2011, primarily due to higher volume, which included the following factors:

- $476 million increase in commercial volume, largely related to higher deliveries reflecting our investment in new products and increased focus on commercial markets. Bell delivered 188 commercial aircraft in 2012, compared with 125 aircraft in 2011.
- $231 million increase in volume related to the V-22 program, primarily reflecting higher deliveries based on schedule requirements and higher revenues related to the support of fielded aircraft. Bell delivered 39 V-22 aircraft in 2012, compared with 34 deliveries in 2011.
- $21 million increase in other military volume resulting from higher deliveries and services rendered under several programs, partially offset by lower spares and aftermarket volume. Bell delivered 24 H-1 aircraft in 2012, compared with 25 aircraft in 2011.

Bell's operating expenses increased $631 million, 21%, in 2012, compared with 2011, primarily due to higher sales volume discussed above.

Factors contributing to the 2011 year-over-year revenue change are provided below:

(In millions)	2011 versus 2010
Volume	$ 258
Other	26
Total change	$ 284

Bell's revenues increased $284 million, 9%, in 2011, compared with 2010, primarily due to higher volume, which included the following factors:

- $225 million increase in volume related to the V-22 program, primarily reflecting higher deliveries. Bell delivered 34 V-22 aircraft in 2011, compared with 26 deliveries in 2010.
- $74 million increase in other military volume, primarily reflecting higher H-1 deliveries, with 25 H-1 aircraft delivered in 2011, compared with 18 aircraft in 2010; this increase is net of a $55 million decrease in aftermarket volume, largely due to the completion of several non-recurring programs in 2010.
- $41 million decrease in commercial volume, primarily reflecting lower deliveries. Bell delivered 125 commercial aircraft in 2011, compared with 131 aircraft in 2010.

Bell's operating expenses increased $190 million, 7%, in 2011, compared with 2010, primarily due to higher sales volume discussed above, partially offset by improved cost performance. Improved cost performance was primarily related to our military programs due to efficiencies realized through our production ramp-up as described below.

Bell Segment Profit

Factors contributing to 2012 year-over-year segment profit change are provided below:

(In millions)	2012 versus 2011
Volume and mix	$ 143
Performance	(18)
Other	(7)
Total change	$ 118

Bell's segment profit increased $118 million, 23%, in 2012, compared with 2011, primarily due to the impact of higher volume in our commercial aircraft and military businesses as described above. Performance reflects higher net research and development expense in 2012 of $26 million due to the ramp-up of new product development and higher selling and administrative expenses largely due to our investment in business system improvement and upgrade activities, which were partially offset by favorable program performance in our military programs, reflecting improved manufacturing efficiencies.

Factors contributing to 2011 year-over-year segment profit change are provided below:

(In millions)	2011 versus 2010
Performance	$ 109
Volume and mix	(22)
Other	7
Total change	$ 94

Bell's segment profit increased $94 million, 22%, in 2011, compared with 2010, primarily due to improved program performance of $109 million, partially offset by an unfavorable mix of military and commercial aircraft sold during the period. Bell's improved performance included the following:

- $122 million resulting from improved manufacturing efficiencies in our military programs, resulting from efficiencies realized in connection with the ramp up of production lines.
- $30 million unfavorable net change in program profit adjustments; this change was largely due to a $21 million adjustment recognized in 2010 related to the recognition of profit on the H-1 and V-22 programs for reimbursement of prior year costs.

Bell Backlog

In 2012 and 2011, Bell's backlog reflected orders in excess of deliveries resulting in a $123 million, 2%, increase in 2012 and an $873 million, 13%, increase in 2011.

Textron Systems

				% Change	
(Dollars in millions)	2012	2011	2010	2012	2011
Revenues	$ 1,737	$ 1,872	$ 1,979	(7)%	(5)%
Operating expenses	1,605	1,731	1,749	(7)%	(1)%
Segment profit	132	141	230	(6)%	(39)%
Profit margin	8%	8%	12%		
Backlog	$ 2,919	$ 1,337	$ 1,598	118%	(16)%

Textron Systems Revenues and Operating Expenses

Factors contributing to the 2012 year-over-year revenue change are provided below:

(In millions)	2012 versus 2011
Volume	$ (141)
Other	6
Total change	$ (135)

Revenues at Textron Systems decreased $135 million, 7%, in 2012, compared with 2011, primarily due to lower volume reflecting the following changes:

- Lower Land & Marine volume of $76 million, primarily related to lower deliveries based on current contract requirements.
- Lower Mission Support and Other product line volume of $45 million, primarily due to the completion of certain contracts in 2011 and the timing of test and training revenues.
- Lower Weapons and Sensors volume of $13 million, primarily due to the completion of several contracts in 2011, partially offset by higher international Sensor Fuzed Weapon volume of $67 million.

Textron Systems' operating expenses decreased $126 million, 7%, in 2012, compared with 2011, primarily due to the lower volume. Operating expenses for 2012 included $37 million in charges discussed below related to our new UAS fee-for-service contracts, which were offset by the impact of charges at Textron Systems of $60 million during 2011, related to the impairment of intangible assets and severance costs.

In 2012, we were awarded two indefinite delivery, indefinite quantity (IDIQ) contracts with separate U.S. Government customers for UAS fee-for-service activities. In the third quarter of 2012, we experienced start-up issues as we began deployment for the first of these contracts, the MEUAS II program, which required us to augment training procedures, add resources and adjust certain estimated costs. At that time, we took an $18 million charge reflecting our estimated loss on the awarded task orders under both contracts based on our deployment experience, which resulted in changes to certain assumptions, and also reflected higher subcontractor, up-front training and program management costs to support the ramp-up. In the fourth quarter of 2012, we experienced propulsion performance issues with our systems, and as a result, we were not able to perform within our previous cost estimates. Based on the issues we have encountered, we increased our estimate of the costs to complete the awarded task orders under both contracts through completion of those orders and recorded a $19 million unfavorable program profit adjustment in the fourth quarter of 2012. Our current financial guidance and backlog do not reflect additional task orders under the MEUAS II IDIQ contract after the current active orders conclude in April 2013.

Factors contributing to the 2011 year-over-year revenue change are provided below:

(In millions)	2011 versus 2010
Volume	$ (112)
Other	5
Total change	$ (107)

Revenues at Textron Systems decreased $107 million, 5%, in 2011, compared with 2010, primarily due to lower volume, reflecting the following changes:

- Lower UAS volume of $84 million, largely due to lower deliveries and to the timing of revenues from various programs.
- Lower Mission Support and Other product line volume of $56 million, largely due to the completion of several test and training programs and lower intelligence systems volume.
- Higher Land & Marine volume of $18 million, primarily related to Armored Security Vehicles.
- Higher Weapons and Sensors revenues of $10 million, largely due to higher Sensor Fuzed Weapon volume.

Textron Systems' operating expenses decreased $18 million, 1%, in 2011, compared with 2010, primarily due to the lower volume, which was partially offset by the $41 million intangible asset impairment charge and $19 million, primarily in severance costs related to the workforce reduction taken in 2011.

Textron Systems Segment Profit

Factors contributing to 2012 year-over-year segment profit change are provided below:

(In millions)	2012 versus 2011
Volume and mix	$ (57)
Impairment charge in 2011	41
Performance	4
Other	3
Total change	$ (9)

Segment profit at Textron Systems decreased $9 million, 6%, in 2012, compared with 2011, reflecting the impact of lower volume described above and deliveries on lower margin contracts during the current period. The favorable performance reflects a charge in 2011 of $19 million primarily in severance costs related to workforce reductions, $9 million in lower amortization expense on intangible assets and $8 million in lower net research and development costs, partially offset by the $37 million in charges related to the UAS fee-for-service contracts described above.

Factors contributing to 2011 year-over-year segment profit change are provided below:

(In millions)	2011 versus 2010
Volume	$ (37)
Impairment charge	(41)
Inflation	(5)
Other	(6)
Total change	$ (89)

Segment profit at Textron Systems decreased $89 million, 39%, in 2011, compared with 2010, primarily due to the impact of lower volume described above and mix, along with the $41 million intangible asset impairment charge and approximately $19 million in severance costs related to the workforce reduction included in the Other line.

Textron Systems Backlog

In 2012, Textron Systems backlog increased $1.6 billion, 118%, largely due to additional orders in the UAS and Land & Marine product lines, including the Canadian TAPV contract for $693 million received in the second quarter of 2012. In 2011, Textron Systems backlog decreased $261 million, reflecting deliveries in excess of new orders related to various military programs.

Industrial

(Dollars in millions)	2012	2011	2010	% Change 2012	% Change 2011
Revenues:					
Fuel Systems and Functional Components	$ 1,842	$ 1,823	$ 1,640	1%	11%
Other Industrial	1,058	962	884	10%	9%
Total revenues	2,900	2,785	2,524	4%	10%
Operating expenses	2,685	2,583	2,362	4%	9%
Segment profit	215	202	162	6%	25%
Profit margin	7%	7%	6%		

Industrial Revenues and Operating Expenses

Factors contributing to the 2012 year-over-year revenue change are provided below:

(In millions)	2012 versus 2011
Volume	$ 171
Foreign exchange	(80)
Other	24
Total change	$ 115

Industrial segment revenues increased $115 million, 4%, in 2012, compared with 2011. Higher volume resulted from a $93 million increase in the Fuel Systems and Functional Components product line, reflecting higher automotive industry demand in North America, and a $78 million increase in the Other Industrial product lines, largely related to higher market demand in the Golf, Turf Care and Light Transportation Vehicles product line. The unfavorable foreign exchange impact was mostly related to the weakening of the euro, which primarily impacted the Fuel Systems and Functional Components product line.

Operating expenses for the Industrial segment increased $102 million, 4%, in 2012, compared with 2011, largely due to $130 million in higher direct material costs in support of higher sales volume. In 2012, operating expenses were also impacted by cost inflation of $44 million, primarily due to higher material and overhead costs, partially offset by lower costs due to a favorable foreign exchange impact of $70 million resulting from the weakening of the euro.

Factors contributing to the 2011 year-over-year revenue change are provided below:

(In millions)	**2011 versus 2010**
Volume	$ 138
Foreign exchange	77
Acquisitions, net of dispositions	18
Other	28
Total change	$ 261

Industrial segment revenues increased $261 million, 10%, in 2011 from 2010. Volume increased and mix improved largely due to a $117 million increase in the Fuel Systems and Functional Components product line, reflecting higher automotive industry demand, and $21 million in the Other Industrial product lines, largely related to the Powered Tools, Testing and Measurement Equipment product line reflecting higher sales in North America and Europe. The favorable foreign exchange impact was primarily related to strengthening of the euro, which mostly impacted the Fuel Systems and Functional Components product line. Higher Other Industrial revenues of $78 million included a $27 million impact from acquisitions and improved pricing of $20 million, in addition to the higher volume.

Operating expenses for the Industrial segment increased $221 million, 9%, in 2011, compared with 2010, primarily due to a $115 million increase in direct material costs due to higher sales volume, a $68 million impact from foreign exchange related to strengthening of the euro, and $40 million in inflation for direct materials related to various commodity and material components throughout the segment.

Industrial Segment Profit

Factors contributing to 2012 year-over-year segment profit change are provided below:

(In millions)	**2012 versus 2011**
Volume	$ 31
Inflation, net of pricing	(17)
Other	(1)
Total change	$ 13

Segment profit for the Industrial segment increased $13 million, 6%, in 2012, compared with 2011, primarily due to the impact from higher volume as described above, partially offset by cost inflation that exceeded related price increases.

Factors contributing to 2011 year-over-year segment profit change are provided below:

(In millions)	**2011 versus 2010**
Volume	$ 31
Performance	34
Inflation, net of pricing	(35)
Other	10
Total change	$ 40

Industrial segment profit increased $40 million, 25%, in 2011 from 2010, primarily due to a $34 million impact from improved performance and a $31 million impact from higher volume, as described above, partially offset by inflation, net of pricing of $35 million. Performance was favorable for the period due to continued cost reduction activities and improved manufacturing leverage resulting from higher volume. Inflation, net of pricing was primarily due to higher direct material costs for commodity and material components that exceeded related price increases, principally in the Fuel Systems and Functional Components product line.

Finance

(In millions)	2012	2011	2010
Revenues	$ 215	$ 103	$ 218
Segment profit (loss)	64	(333)	(237)

Our plan to exit the non-captive commercial finance business of our Finance segment has been effected through a combination of orderly liquidation and selected sales. We expect to liquidate the majority of the remaining $370 million of finance receivables in the non-captive portfolio over the next two years.

Finance Revenues

Finance segment revenues increased $112 million in 2012 compared with 2011, primarily attributable to the following factors:

- $90 million increase related to the valuation of Golf Mortgage finance receivables held for sale. In 2012, we had $76 million in favorable valuation adjustments compared with unfavorable valuation adjustments of $14 million in 2011.
- $42 million of lower portfolio losses, net of gains, primarily associated with the Structured Capital and Timeshare portfolios.
- $25 million increase due to the resolution of one significant Timeshare account that returned to accrual status and was subsequently paid off during the third quarter of 2012.
- These increases were partially offset by a $61 million decrease attributable to lower average finance receivables of $1.2 billion.

Finance segment revenues decreased $115 million in 2011 compared with 2010, primarily attributable to the impact of a $1.8 billion lower average finance receivable balance.

Finance Segment Profit (Loss)

Finance segment profit increased $397 million in 2012, compared with 2011, primarily due to changes in valuation adjustments, lower portfolio losses, net of gains, and the resolution of one significant Timeshare account discussed above, as well as lower administrative expense of $56 million, primarily associated with the exit of the non-captive business. In addition, we recorded a $186 million valuation allowance on the transfer of the Golf Mortgage portfolio from held for investment to the held for sale classification during the fourth quarter of 2011. These increases were partially offset by a $27 million decrease in net interest margin attributable to lower average finance receivables.

Finance segment loss increased $96 million in 2011 compared with 2010, primarily due to the $186 million valuation allowance recorded on the transfer of the remaining Golf Mortgage portfolio from held for investment to the held for sale classification during the fourth quarter of 2011 and a $61 million reduction in interest margin resulting from the lower average finance receivable balance. These increases were partially offset by $131 million in lower provision for loan losses, primarily the result of a decline in new troubled accounts in the non-captive portfolio during 2011 and a $36 million reversal of the allowance for losses related to one significant account. In addition, administrative expense declined by $44 million primarily due to lower compensation expense associated with a workforce reduction and other cost reductions related to the exit of the non-captive business.

Finance Portfolio Quality

The following table reflects information about the Finance segment's credit performance related to finance receivables held for investment:

(Dollars in millions)	December 29, 2012	December 31, 2011
Finance receivables	$ 1,934	$ 2,477
Nonaccrual finance receivables	143	321
Allowance for losses	84	156
Ratio of nonaccrual finance receivables to finance receivables	7.39%	12.96%
Ratio of allowance for losses on impaired nonaccrual finance receivables to impaired nonaccrual finance receivables	21.24%	28.52%
Ratio of allowance for losses on finance receivables to nonaccrual finance receivables	58.74%	48.60%
Ratio of allowance for losses on finance receivables to finance receivables	4.34%	6.30%
60+ days contractual delinquency as a percentage of finance receivables	4.65%	6.70%
60+ days contractual delinquency	$ 90	$ 166
Repossessed assets and properties	81	199

Finance receivables held for sale are reflected at the lower of cost or fair value on the Consolidated Balance Sheets and are not included in the credit performance statistics above. Finance receivables held for sale in the non-captive portfolio totaled $140 million at the end of 2012, compared with $418 million at the end of 2011.

Nonaccrual finance receivables decreased $178 million, 55%, from 2011, primarily due to reductions of $129 million in the Timeshare portfolio and $38 million in the Captive portfolio. The decrease in the Timeshare portfolio was primarily due to the liquidation of one significant account. The Captive portfolio decreased mostly due to repossession of collateral and cash collections, partially offset by new accounts identified as nonaccrual in 2012.

Liquidity and Capital Resources

Our financings are conducted through two separate borrowing groups. The Manufacturing group consists of Textron Inc. consolidated with its majority-owned subsidiaries that operate in the Cessna, Bell, Textron Systems and Industrial segments. The Finance group, which also is the Finance segment, consists of TFC, its consolidated subsidiaries and three other finance subsidiaries owned by Textron Inc. We designed this framework to enhance our borrowing power by separating the Finance group. Our Manufacturing group operations include the development, production and delivery of tangible goods and services, while our Finance group provides financial services. Due to the fundamental differences between each borrowing group's activities, investors, rating agencies and analysts use different measures to evaluate each group's performance. To support those evaluations, we present balance sheet and cash flow information for each borrowing group within the Consolidated Financial Statements.

Key information that is utilized in assessing our liquidity is summarized below:

(In millions)	December 29, 2012	December 31, 2011
Manufacturing group		
Cash and equivalents	$ 1,378	$ 871
Debt	2,301	2,459
Shareholders' equity	2,991	2,745
Capital (debt plus shareholders' equity)	5,292	5,204
Net debt (net of cash and equivalents) to capital	24%	37%
Debt to capital	44%	47%
Finance group		
Cash and equivalents	$ 35	$ 14
Debt	1,686	1,974

We believe that our calculations of debt to capital and net debt to capital are useful measures as they provide a summary indication of the level of debt financing (i.e., leverage) that is in place to support our capital structure, as well as to provide an indication of the capacity to add further leverage. We believe that with our existing cash and equivalents, along with the cash we expect to generate from our manufacturing operations, we will have sufficient cash to meet our future needs.

Textron has a senior unsecured revolving credit facility that expires in March 2015 for an aggregate principal amount of $1.0 billion, up to $200 million of which is available for the issuance of letters of credit. At December 29, 2012, there were no amounts borrowed against the facility, and there were $37 million of letters of credits issued against it. We also maintain an effective shelf registration statement filed with the Securities and Exchange Commission that allows us to issue an unlimited amount of public debt and other securities.

At December 29, 2012, the principal amount of our convertible notes outstanding was $215 million. Under the terms of the Indenture that governs the notes, the notes are currently convertible at the holder's option through April 29, 2013, the second trading day preceding their May 1, 2013 maturity date. We may deliver shares of common stock, cash or a combination of cash and shares of common stock in satisfaction of our obligations upon conversion of the convertible notes. We intend to settle the face value of the convertible notes in cash.

Manufacturing Group Cash Flows

Cash flows from continuing operations for the Manufacturing group as presented in our Consolidated Statement of Cash Flows are summarized below:

(In millions)	2012	2011	2010
Operating activities	$ 958	$ 761	$ 730
Investing activities	(476)	(423)	(353)
Financing activities	29	(360)	(1,215)

We generated $958 million in cash from operating activities in 2012 on $1.1 billion in Manufacturing group segment profit and $534 million of Manufacturing group net income. The 26% increase in cash flows from operating activities from 2011 was largely due to lower cash contributions made to our pension plans in 2012. Within working capital, we had a $117 million reduction in cash resulting from an increase in pre-owned inventory in the Cessna segment primarily due to higher trade-in activities, which was largely offset by a reduction in net taxes paid. We made pension contributions of $405 million, $642 million and $417 million in 2012, 2011 and 2010, respectively. Cash flows from operating activities increased in 2011, compared with 2010, largely due to higher earnings for the Manufacturing group, partially offset by higher cash pension contributions.

Investing cash flows in 2012, 2011 and 2010 primarily included capital expenditures of $480 million, $423 million, and $270 million, respectively, in support of our new product development and cost improvement strategies.

We generated cash from financing activities in 2012, largely due to the receipt of $490 million from the Finance group in payment of its intergroup borrowing, partially offset by share repurchases in the fourth quarter of 2012 and $189 million in payments on our outstanding debt. In 2011, financing activities primarily consisted of $580 million in payments related to the purchase and cancellation of convertible notes and $175 million in intergroup financing for our Finance group, partially offset by $496 million in proceeds from the issuance of notes. In 2010, we repaid $1.2 billion of our bank credit lines.

Share Repurchases

In the fourth quarter of 2012, under a 2007 share repurchase authorization, we repurchased 11.1 million shares of our common stock for a total cost of $272 million which fully utilized our available repurchase authorization. On January 22, 2013, our Board of Directors approved a new authorization program for 25 million shares under which we intend to purchase shares of common stock to offset the impact of dilution from share-based compensation plans and for opportunistic capital management purposes.

Dividends

Dividend payments to shareholders totaled $17 million, $22 million and $22 million in 2012, 2011 and 2010, respectively.

Capital Contributions Paid To and Dividends Received From the Finance Group

Under a Support Agreement between Textron Inc. and TFC, Textron Inc. is required to maintain a controlling interest in TFC. The agreement also requires Textron Inc. to ensure that TFC maintains fixed charge coverage of no less than 125% and consolidated shareholder's equity of no less than $200 million. Cash contributions paid to TFC to maintain compliance with the Support Agreement and dividends paid by TFC to Textron Inc. are detailed below:

(In millions)	2012	2011	2010
Dividends paid by TFC to Textron Inc.	$ 345	$ 179	$ 505
Capital contributions paid to TFC under Support Agreement	(240)	(182)	(383)

Due to the nature of these contributions, we classify these contributions within cash flows used by operating activities for the Manufacturing group in the Consolidated Statement of Cash Flows. Capital contributions to support Finance group growth in the ongoing captive finance business are classified as cash flows from financing activities. The Finance group's net income (loss) is excluded from the Manufacturing group's cash flows, while dividends from the Finance group are included within cash flows from operating activities for the Manufacturing group as they represent a return on investment.

Finance Group Cash Flows

During 2012, we liquidated $821 million of the Finance group's finance receivables, net of originations. These finance receivable reductions occurred in both the non-captive and captive finance portfolios, but were primarily driven by the non-captive portfolio in connection with our exit plan, including $241 million and $218 million in the Golf Mortgage and Timeshare product lines, respectively. Depending on market conditions, we expect to liquidate the majority of the remaining $370 million of finance receivables in the non-captive portfolio over the next two years.

The cash flows from continuing operations for the Finance group are summarized below:

(In millions)	2012	2011	2010
Operating activities	$ 5	$ 65	$ (35)
Investing activities	934	1,453	2,305
Financing activities	(918)	(1,536)	(2,383)

Cash flows from operating activities decreased in 2012, primarily due to changes in taxes paid/received, partially offset by higher earnings. Net tax (payments)/refunds were $(43) million, $65 million and $(101) million in 2012, 2011 and 2010, respectively. Net tax payments in 2012 and 2010 included settlements related to the IRS's challenge of tax deductions claimed in prior years for certain leveraged lease transactions.

Cash receipts from the collection of finance receivables continued to outpace finance receivable originations, which resulted in net cash inflow from investing activities for the past three years. Finance receivables repaid and proceeds from sales totaled $1.1 billion in 2012, $1.8 billion in 2011 and $3.0 billion in 2010. Cash outflows for originations declined to $331 million in 2012 from $471 million in 2011 and $866 million in 2010. These decreases were largely driven by the wind down of the non-captive business.

Cash used in financing activities included principal payments on long-term debt of $0.4 billion, $0.8 billion and $2.1 billion in 2012, 2011 and 2010, respectively. These cash outflows were partially offset by proceeds from the issuance of long term debt of $106 million, $430 million and $231 million, respectively. In 2012, the Finance group also made cash payments totaling $493 million to the Manufacturing group related to intergroup borrowings. In 2011 and 2010, the Finance group paid $1.4 billion and $0.3 billion, respectively, against the outstanding balance on its bank line of credit.

Consolidated Cash Flows

The consolidated cash flows from continuing operations, after elimination of activity between the borrowing groups, are summarized below:

(In millions)	2012	2011	2010
Operating activities	$ 935	$ 1,068	$ 993
Investing activities	378	843	1,549
Financing activities	(781)	(1,951)	(3,493)

Cash flows from operating activities decreased during 2012 as compared with 2011, as higher earnings were offset by changes in working capital, which included lower net cash receipts from our captive financing activities of $140 million and an increase in pre-owned inventory in the Cessna segment largely due to higher trade-in activities, resulting in a cash reduction of $117 million. Our use of cash for working capital requirements was partially offset by $237 million in lower cash pension contributions made in 2012.

Cash flow from operating activities increased in 2011, compared with 2010, primarily due to higher earnings for the Manufacturing group, partially offset by higher cash pension contributions made in 2011. In addition, cash payments related to the restructuring program that we substantially completed at the end of 2010 decreased to $44 million in 2011, from $72 million in 2010.

Cash receipts from the collection of finance receivables continued to outpace finance receivable originations, which resulted in net cash inflow from investing activities for the past three years. Finance receivables repaid and proceeds from sales totaled $0.7 billion in 2012, $1.2 billion in 2011 and $2.2 billion in 2010. Cash outflows for originations declined to $22 million in 2012 from $187 million in 2011 and $450 million in 2010. These decreases are largely due to our ongoing exit from the non-captive business. Investing activities also included capital expenditures of $480 million, $423 million, and $270 million in 2012, 2011 and 2010, respectively, in support of our new product development and cost improvement strategies.

Cash used in financing activities included principal payments on long-term debt of $0.6 billion, $0.8 billion and $2.2 billion in 2012, 2011 and 2010, respectively. In 2011 and 2010, financing activities also included repayments of $1.4 billion and $1.5 billion, respectively, against the outstanding balance on our bank credit lines. Cash used in financing activities also included $272 million of share repurchases in 2012 and $580 million in payments related to the purchase of convertible notes in 2011. These cash outflows were partially offset by proceeds from the issuance of long term debt of $106 million, $926 million and $231 million, respectively.

Captive Financing and Other Intercompany Transactions

The Finance group finances retail purchases and leases for new and used aircraft and equipment manufactured by our Manufacturing group, otherwise known as captive financing. In the Consolidated Statements of Cash Flows, cash received from customers or from the sale of receivables is reflected as operating activities when received from third parties. However, in the cash flow information provided for the separate borrowing groups, cash flows related to captive financing activities are reflected based on the operations of each group. For example, when product is sold by our Manufacturing group to a customer and is financed by the Finance group, the origination of the finance receivable is recorded within investing activities as a cash outflow in the Finance group's statement of cash flows. Meanwhile, in the Manufacturing group's statement of cash flows, the cash received from the Finance group on the customer's behalf is recorded within operating cash flows as a cash inflow. Although cash is transferred between the two borrowing groups, there is no cash transaction reported in the consolidated cash flows at the time of the original financing. These captive financing activities, along with all significant intercompany transactions, are reclassified or eliminated from the Consolidated Statements of Cash Flows.

Reclassification and elimination adjustments included in the Consolidated Statement of Cash Flows are summarized below:

(In millions)	2012	2011	2010
Reclassifications from investing activities:			
Finance receivable originations for Manufacturing group inventory sales	$ (309)	$ (284)	$ (416)
Cash received from customers and the sale of receivables	405	520	840
Other capital contributions made to Finance group	—	(60)	(30)
Other	(16)	11	9
Total reclassifications from investing activities	80	187	403
Reclassifications from financing activities:			
Capital contribution paid by Manufacturing group to Finance group under Support Agreement	240	182	383
Dividends received by Manufacturing group from Finance group	(345)	(179)	(505)
Other capital contributions made to Finance group	—	60	30
Other	(3)	(8)	(13)
Total reclassifications from financing activities	(108)	55	(105)
Total reclassifications and adjustments to cash flow from operating activities	$ (28)	$ 242	$ 298

Contractual Obligations

Manufacturing Group

The following table summarizes the known contractual obligations, as defined by reporting regulations, of our Manufacturing group as of December 29, 2012:

		Payments Due by Period			
(In millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Liabilities reflected in balance sheet:					
Long-term debt	$ 2,307	$ 535	$ 364	$ 614	$ 794
Interest on borrowings	619	123	200	151	145
Pension benefits for unfunded plans *(1)*	388	26	48	44	270
Postretirement benefits other than pensions *(1)*	564	52	94	81	337
Other long-term liabilities *(2)*	556	159	137	66	194
Liabilities not reflected in balance sheet:					
Operating leases *(3)*	343	57	83	53	150
Purchase obligations *(4)*	2,844	2,257	586	1	—
Total Manufacturing group	$ 7,621	$ 3,209	$ 1,512	$ 1,010	$ 1,890

(1) We maintain defined benefit pension plans and postretirement benefit plans other than pensions as discussed in Note 13 to the Consolidated Financial Statements. Included in the above table are discounted estimated benefit payments we expect to make related to unfunded pension and other postretirement benefit plans. Actual benefit payments are dependent on a number of factors, including mortality assumptions, expected retirement age, rate of compensation increases and medical trend rates, which are subject to change in future years. Our policy for funding pension plans is to make contributions annually, consistent with applicable laws and regulations; however, future contributions to our pension plans are not included in the above table. In 2013, we expect to make contributions to our funded pension plans of approximately $160 million and approximately $22 million in the Retirement Account Plan. Based on our current assumptions, which may change with changes in market conditions, our current contribution estimates for each of the years from 2014 through 2017 are estimated to be in the range of approximately $100 million to $200 million under the plan provisions in place at this time.

(2) Other long-term liabilities included in the table consist primarily of undiscounted amounts in the Consolidated Balance Sheet as of December 29, 2012, representing obligations under deferred compensation arrangements and estimated environmental remediation costs. Payments under deferred compensation arrangements have been estimated based on management's assumptions of expected retirement age, mortality, stock price and rates of return on participant deferrals. The timing of cash flows associated with environmental remediation costs is largely based on historical experience. Other long-term liabilities, such as deferred taxes, unrecognized tax benefits and product liability and litigation reserves, have been excluded from the table due to the uncertainty of the timing of payments combined with the absence of historical trends to be used as a predictor for such payments.

(3) Operating leases represent undiscounted obligations under noncancelable leases.

(4) Purchase obligations include undiscounted amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity and delivery dates. Approximately 40% of the purchase obligations we disclose represent purchase orders issued for goods and services to be delivered under firm contracts with the U.S. Government for which we have full recourse under customary contract termination clauses.

Finance Group

The following table summarizes the known contractual obligations, as defined by reporting regulations, of our Finance group as of December 29, 2012:

		Payments Due by Period			
(In millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Liabilities reflected in balance sheet:					
Term debt	$ 1,096	$ 563	$ 254	$ 149	$ 130
Securitized debt *(1)*	282	74	133	49	26
Subordinated debt	300	—	—	—	300
Interest on borrowings *(2)*	286	45	67	39	135
Total Finance group	$ 1,964	$ 682	$ 454	$ 237	$ 591

(1) Securitized debt payments do not represent contractual obligations of the Finance group, and we do not provide legal recourse to investors who purchase interests in the securitizations beyond the credit enhancement inherent in the retained subordinate interests.

(2) Interest payments reflect the current interest rate paid on the related debt. They do not include anticipated changes in market interest rates, which could have an impact on the interest rate according to the terms of the related debt.

At December 29, 2012, the Finance group also had $75 million in other liabilities, primarily accounts payable and accrued expenses, that are payable within the next 12 months.

Critical Accounting Estimates

To prepare our Consolidated Financial Statements to be in conformity with generally accepted accounting principles, we must make complex and subjective judgments in the selection and application of accounting policies. The accounting policies that we believe are most critical to the portrayal of our financial condition and results of operations are listed below. We believe these policies require our most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties. This section should be read in conjunction with Note 1 to the Consolidated Financial Statements, which includes other significant accounting policies.

Long-Term Contracts

We make a substantial portion of our sales to government customers pursuant to long-term contracts. These contracts require development and delivery of products over multiple years and may contain fixed-price purchase options for additional products. We account for these long-term contracts under the percentage-of-completion method of accounting. Under this method, we estimate profit as the difference between total estimated revenues and cost of a contract. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion and, in some cases, includes estimates of recoveries asserted against the customer for changes in specifications. Due to the size, length of time and nature of many of our contracts, the estimation of total contract costs and revenues through completion is complicated and subject to many variables relative to the outcome of future events over a period of several years. We are required to make numerous assumptions and estimates relating to items such as expected engineering requirements, complexity of design and related development costs, product performance, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, manufacturing efficiencies and the achievement of contract milestones, including product deliveries, technical requirements, or schedule.

Our cost estimation process is based on the professional knowledge and experience of engineers and program managers along with finance professionals. We update our projections of costs at least semiannually or when circumstances significantly change. Adjustments to projected costs are recognized in earnings when determinable. Anticipated losses on contracts are recognized in full in the period in which the losses become probable and estimable. Due to the significance of judgment in the estimation process described above, it is likely that materially different revenues and/or cost of sales amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Our earnings could be reduced by a material amount resulting in a charge to earnings if (a) total estimated contract costs are significantly higher than expected due to changes in customer specifications prior to contract amendment, (b) total estimated contract costs are significantly higher than previously estimated due to cost overruns or inflation, (c) there is a change in engineering efforts required during the development stage of the contract or (d) we are unable to meet contract milestones.

At the outset of each contract, we estimate the initial profit booking rate. The initial profit booking rate of each contract considers risks surrounding the ability to achieve the technical requirements (for example, a newly-developed product versus a mature product), schedule (for example, the number and type of milestone events), and costs by contract requirements in the initial estimated costs at completion. Profit booking rates may increase during the performance of the contract if we successfully retire risks surrounding the technical, schedule, and costs aspects of the contract. Likewise, the profit booking rate may decrease if we are not successful in retiring the risks; and, as a result, our estimated costs at completion increase. All of the estimates are subject to change during the performance of the contract and, therefore, may affect the profit booking rate. When adjustments are required, any changes from prior estimates are recognized using the cumulative catch-up method with the impact of the change from inception-to-date recorded in the current period.

The following table sets forth the aggregate gross amount of all program profit adjustments that are included within segment profit for the three years ended December 29, 2012:

(In millions)	2012	2011	2010
Gross favorable	$ 88	$ 83	$ 98
Gross unfavorable	(73)	(29)	(20)
Net adjustments	$ 15	$ 54	$ 78

Goodwill

We evaluate the recoverability of goodwill annually in the fourth quarter or more frequently if events or changes in circumstances, such as declines in sales, earnings or cash flows, or material adverse changes in the business climate, indicate that the carrying value of a reporting unit might be impaired. The reporting unit represents the operating segment unless discrete financial information is prepared and reviewed by segment management for businesses one level below that operating segment, in which case such component is the reporting unit. In certain instances, we have aggregated components of an operating segment into a single reporting unit based on similar economic characteristics.

For the Bell reporting unit, we performed a qualitative assessment based on economic, industry and company-specific factors as the initial step in the annual goodwill impairment test. Based on the results of the qualitative assessment, we concluded that it is more likely than not that the unit's fair value is greater than its carrying amount and the next step of the impairment analysis was not required. For our other reporting units, we performed the next step of the impairment analysis, which required us to calculate fair value of each reporting unit.

Fair values were established primarily using discounted cash flows that incorporated assumptions for short- and long-term revenue growth rates, operating margins and discount rates, which represent our best estimates of current and forecasted market conditions, cost structure, anticipated net cost reductions, and the implied rate of return that we believe a market participant would require for an investment in a business having similar risks and characteristics to the reporting unit being assessed. The revenue growth rates and operating margins used in our discounted cash flow analysis are based on our strategic plans and long-range planning forecasts. These plans do not include any potential impact that sequestration budget cuts may have on our businesses that serve the U.S. Government. The long-term growth rate we use to determine the terminal value of the business is based on our assessment of its minimum expected terminal growth rate, as well as its past historical growth and broader economic considerations such as gross domestic product, inflation and the maturity of the markets we serve. We utilize a weighted-average cost of capital in our impairment analysis that makes assumptions about the capital structure that we believe a market participant would make and include a risk premium based on an assessment of risks related to the projected cash flows of each reporting unit. We believe this approach yields a discount rate that is consistent with an implied rate of return that an independent investor or market participant would require for an investment in a company having similar risks and business characteristics to the reporting unit being assessed.

If the reporting unit's estimated fair value exceeds its carrying value, the reporting unit is not impaired, and no further analysis is performed. Otherwise, the amount of the impairment must be determined by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. The implied fair value of goodwill is determined by assigning a fair value to all of the reporting unit's assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination at fair value. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to that excess.

Based on our annual impairment reviews, the fair value of all of our reporting units exceeded their carrying values, and we do not believe that there is a reasonable possibility that any units might fail the initial step of the impairment test in the foreseeable future.

Retirement Benefits

We maintain various pension and postretirement plans for our employees globally. These plans include significant pension and postretirement benefit obligations, which are calculated based on actuarial valuations. Key assumptions used in determining these obligations and related expenses include expected long-term rates of return on plan assets, discount rates and healthcare cost projections. We also make assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increases. We evaluate and update these assumptions annually.

To determine the weighted-average expected long-term rate of return on plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on plan assets will increase pension expense. For 2012, the assumed expected long-term rate of return on plan assets used in calculating pension expense was 7.58%, compared with 7.84% in 2011. In 2012 and 2011, the assumed rate of return for our domestic plans, which represent approximately 90% of our total pension assets, was 7.75% and 8.00%, respectively. A 50-basis-point decrease in this long-term rate of return in 2012 would have increased pension expense for our domestic plans by approximately $24 million.

The discount rate enables us to state expected future benefit payments as a present value on the measurement date, reflecting the current rate at which the pension liabilities could be effectively settled. This rate should be in line with rates for high-quality fixed income investments available for the period to maturity of the pension benefits, which fluctuate as long-term interest rates change. A lower discount rate increases the present value of the benefit obligations and increases pension expense. In 2012, the weighted-average discount rate used in calculating pension expense was 4.94%, compared with 5.71% in 2011. For our domestic plans, the assumed discount rate was 5.00% in 2012, compared with 5.75% for 2011. A 50-basis-point decrease in this discount rate in 2012 would have increased pension expense for our domestic plans by approximately $27 million.

The trend in healthcare costs is difficult to estimate, and it has an important effect on postretirement liabilities. The 2012 medical and prescription drug healthcare cost trend rates represent the weighted-average annual projected rate of increase in the per capita cost of covered benefits. The 2012 medical rate of 8.40% is assumed to decrease to 5.00% by 2021 and then remain at that level. The 2012 prescription drug rate of 8.40% is assumed to decrease to 5.00% by 2021 and then remain at that level. See Note 13 to the Consolidated Financial Statements for the impact of a one-percentage-point change in the cost trend rate.

Warranty Liabilities

We provide limited warranty and product maintenance programs, including parts and labor, for certain products for periods ranging from one to five years. A significant portion of these liabilities arises from our commercial aircraft businesses. We also may incur costs related to product recalls. We estimate the costs that may be incurred under warranty programs and record a liability in the amount of such costs at the time product revenue is recognized. Factors that affect this liability include the number of products sold, historical costs per claim, contractual recoveries from vendors, and historical and anticipated rates of warranty claims, including production and warranty patterns for new models. During our initial aircraft model launches, we typically incur higher warranty-related costs until the production process matures, at which point warranty costs moderate. We assess the adequacy of our recorded warranty and product maintenance liabilities periodically and adjust the amounts as necessary. Adjustments are made to accruals as claim data and actual experience warrant. Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty liabilities, which could have a material adverse effect on our results of operations and cash flows in the period in which these additional liabilities are required.

Allowance for Losses on Finance Receivables Held for Investment

Finance receivables held for investment are generally recorded at the amount of outstanding principal less allowance for losses. We maintain the allowance for losses on finance receivables at a level considered adequate to cover inherent losses in the portfolio based on management's evaluation. For larger balance accounts specifically identified as impaired, including large accounts in homogeneous portfolios, a reserve is established based on comparing the carrying value with either a) the expected future cash flows, discounted at the finance receivable's effective interest rate; or b) the fair value of the underlying collateral, if the finance receivable is collateral dependent. The expected future cash flows consider collateral value; financial performance and liquidity of our borrower; existence and financial strength of guarantors; estimated recovery costs, including legal expenses; and costs associated with the repossession/foreclosure and eventual disposal of collateral. When there is a range of potential outcomes, we perform multiple discounted cash flow analyses and weight the outcomes based on their relative likelihood of occurrence. The evaluation of our portfolio is inherently subjective, as it requires estimates, including the amount and timing of future cash flows expected to be received on impaired finance receivables and the underlying collateral, which may differ from actual results. While our analysis is specific to each individual account, critical factors included in this analysis for the Captive product line include industry valuation guides, age and physical condition of collateral, payment history and existence and financial strength of guarantors.

We also establish an allowance for losses to cover probable but specifically unknown losses existing in the portfolio. For the Captive product line, the allowance is established as a percentage of non-recourse finance receivables, which have not been identified as requiring specific reserves. The percentage is based on a combination of factors, including historical loss experience, current delinquency and default trends, collateral values and both general economic and specific industry trends.

Income Taxes

Deferred income tax balances reflect the effects of temporary differences between the financial reporting carrying amounts of assets and liabilities and their tax bases, as well as from net operating losses and tax credit carryforwards, and are stated at enacted tax rates in effect for the year taxes are expected to be paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including the future reversal of existing taxable temporary differences, taxable income in carryback years, available tax planning strategies and estimated future taxable income. We recognize net tax-related interest and penalties for continuing operations in income tax expense.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties are accrued, where applicable. We recognize net tax-related interest and penalties for continuing operations in income tax expense. If we do not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to settlement of income tax examinations, new regulatory or judicial pronouncements, or other relevant events. As a result, our effective tax rate may fluctuate significantly on a quarterly and annual basis.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risks

Our financial results are affected by changes in the U.S. and foreign interest rates. As part of managing this risk, we seek to achieve a prudent balance between floating- and fixed-rate exposures. We continually monitor our mix of these exposures and adjust the mix, as necessary. For our Finance group, we limit our risk to changes in interest rates for the captive business with a strategy of matching floating-rate assets with floating-rate liabilities, which includes the use of interest rate exchange agreements.

Foreign Exchange Risks

Our financial results are affected by changes in foreign currency exchange rates in the various countries in which our products are manufactured and/or sold. For our manufacturing operations, we manage exposures to foreign currency assets and earnings primarily by funding certain foreign currency-denominated assets with liabilities in the same currency so that certain exposures are naturally offset. We primarily use borrowings denominated in euro and British pound sterling for these purposes. In managing our foreign currency transaction exposures, we also enter into foreign currency forward exchange and option contracts. These contracts generally are used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the functional currency. The notional amount of outstanding foreign exchange contracts and foreign currency options was approximately $0.7 billion and $0.6 billion at the end of 2012 and 2011, respectively.

The impact of foreign exchange rate changes for 2012 and 2011 from the prior year for each period is provided below:

(In millions)	2012	2011
Impact of foreign exchange rates increased (decreased):		
Revenues	$ (80)	$ 77
Segment profit	(10)	8

Quantitative Risk Measures

In the normal course of business, we enter into financial instruments for purposes other than trading. To quantify the market risk inherent in our financial instruments, we utilize a sensitivity analysis. The financial instruments that are subject to market risk (interest rate risk and foreign exchange rate risk) include finance receivables (excluding lease receivables), debt (excluding lease obligations), interest rate exchange agreements and foreign currency exchange contracts.

Presented below is a sensitivity analysis of the fair value of financial instruments outstanding at year-end. We estimate the fair value of the financial instruments using discounted cash flow analysis and indicative market pricing as reported by leading financial news and data providers. This sensitivity analysis is most likely not indicative of actual results in the future. The following table illustrates the sensitivity to a hypothetical change in the fair value of the financial instruments assuming a 10% decrease in interest rates and a 10% strengthening in exchange rates against the U.S. dollar:

	2012			2011		
(In millions)	Carrying Value*	Fair Value*	Sensitivity of Fair Value to a 10% Change	Carrying Value*	Fair Value*	Sensitivity of Fair Value to a 10% Change
Manufacturing group						
Foreign exchange rate risk						
Debt	$ (564)	$ (598)	$ (60)	$ (543)	$ (564)	$ (56)
Foreign currency exchange contracts	6	6	34	5	5	46
	$ (558)	$ (592)	$ (26)	$ (538)	$ (559)	$ (10)
Interest rate risk						
Debt	$ (2,225)	$ (2,636)	$ (9)	$ (2,328)	$ (2,561)	$ (14)
Finance group						
Interest rate risk						
Finance receivables	$ 1,766	$ 1,793	$ 36	$ 2,415	$ 2,266	$ 90
Debt, including intergroup	(1,687)	(1,678)	(13)	(2,467)	(2,347)	(24)
	$ 79	$ 115	$ 23	$ (52)	$ (81)	$ 66

* *The value represents an asset or (liability).*

Item 8. Financial Statements and Supplementary Data

Our Consolidated Financial Statements and the related reports of our independent registered public accounting firm thereon are included in this Annual Report on Form 10-K on the pages indicated below:

All other schedules are omitted either because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.

Report of Management

Management is responsible for the integrity and objectivity of the financial data presented in this Annual Report on Form 10-K. The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles and include amounts based on management's best estimates and judgments. Management also is responsible for establishing and maintaining adequate internal control over financial reporting for Textron Inc. as such term is defined in Exchange Act Rules 13a-15(f). With the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, we have concluded that Textron Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012.

The independent registered public accounting firm, Ernst & Young LLP, has audited the Consolidated Financial Statements of Textron Inc. and has issued an attestation report on Textron's internal controls over financial reporting as of December 29, 2012, as stated in its reports, which are included herein.

We conduct our business in accordance with the standards outlined in the Textron Business Conduct Guidelines, which are communicated to all employees. Honesty, integrity and high ethical standards are the core values of how we conduct business. Every Textron business prepares and carries out an annual Compliance Plan to ensure these values and standards are maintained. Our internal control structure is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are properly executed and recorded. The internal control structure includes, among other things, established policies and procedures, an internal audit function, and the selection and training of qualified personnel. Textron's management is responsible for implementing effective internal control systems and monitoring their effectiveness, as well as developing and executing an annual internal control plan.

The Audit Committee of our Board of Directors, on behalf of the shareholders, oversees management's financial reporting responsibilities. The Audit Committee consists of six directors who are not officers or employees of Textron and meets regularly with the independent auditors, management and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the independent auditors and the internal auditors have free and full access to senior management and the Audit Committee.



Scott C. Donnelly
Chairman, President and Chief Executive Officer



Frank T. Connor
Executive Vice President and Chief Financial Officer

February 15, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Textron Inc.

We have audited Textron Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Textron Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Textron Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Textron Inc. as of December 29, 2012 and December 31, 2011, and the related Consolidated Statements of Operations, Comprehensive Income (Loss), Shareholders' Equity and Cash Flows for each of the three years in the period ended December 29, 2012 of Textron Inc. and our report dated February 15, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Boston, Massachusetts
February 15, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Textron Inc.

We have audited the accompanying Consolidated Balance Sheets of Textron Inc. as of December 29, 2012 and December 31, 2011, and the related Consolidated Statements of Operations, Comprehensive Income (Loss), Shareholders' Equity and Cash Flows for each of the three years in the period ended December 29, 2012. Our audits also included the financial statement schedule contained on page 83. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at December 29, 2012 and December 31, 2011 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Textron Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 15, 2013

Consolidated Statements of Operations

For each of the years in the three-year period ended December 29, 2012

(In millions, except per share data)	2012	2011	2010
Revenues			
Manufacturing revenues	$ 12,022	$ 11,172	$ 10,307
Finance revenues	215	103	218
Total revenues	12,237	11,275	10,525
Costs, expenses and other			
Cost of sales	10,019	9,308	8,605
Selling and administrative expense	1,168	1,183	1,231
Interest expense	212	246	270
Provision for losses on finance receivables	(3)	12	143
Valuation allowance on transfer of Golf Mortgage portfolio to held for sale	—	186	—
Special charges	—	—	190
Other losses, net	—	3	—
Total costs, expenses and other	11,396	10,938	10,439
Income from continuing operations before income taxes	841	337	86
Income tax expense (benefit)	260	95	(6)
Income from continuing operations	581	242	92
Income (loss) from discontinued operations, net of income taxes	8	—	(6)
Net income	$ 589	$ 242	$ 86
Basic earnings per share			
Continuing operations	$ 2.07	$ 0.87	$ 0.33
Discontinued operations	0.03	—	(0.02)
Basic earnings per share	$ 2.10	$ 0.87	$ 0.31
Diluted earnings per share			
Continuing operations	$ 1.97	$ 0.79	$ 0.30
Discontinued operations	0.03	—	(0.02)
Diluted earnings per share	$ 2.00	$ 0.79	$ 0.28

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

For each of the years in the three-year period ended December 29, 2012

(In millions)	2012	2011	2010
Net income	$ 589	$ 242	$ 86
Other comprehensive income (loss), net of tax:			
Pension adjustments, net of reclassifications	(146)	(286)	(71)
Deferred gains/losses on hedge contracts, net of reclassifications	(1)	(20)	4
Foreign currency translation adjustment	2	(3)	(2)
Recognition of currency translation loss (see Note 11)	—	—	74
Comprehensive income (loss)	$ 444	$ (67)	$ 91

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(In millions, except share data)	December 29, 2012	December 31, 2011
Assets		
Manufacturing group		
Cash and equivalents	$ 1,378	$ 871
Accounts receivable, net	829	856
Inventories	2,712	2,402
Other current assets	470	1,134
Total current assets	5,389	5,263
Property, plant and equipment, net	2,149	1,996
Goodwill	1,649	1,635
Other assets	1,524	1,508
Total Manufacturing group assets	10,711	10,402
Finance group		
Cash and equivalents	35	14
Finance receivables held for investment, net	1,850	2,321
Finance receivables held for sale	140	418
Other assets	297	460
Total Finance group assets	2,322	3,213
Total assets	$ 13,033	$ 13,615
Liabilities and shareholders' equity		
Liabilities		
Manufacturing group		
Current portion of long-term debt	$ 535	$ 146
Accounts payable	1,021	833
Accrued liabilities	1,956	1,952
Total current liabilities	3,512	2,931
Other liabilities	2,798	2,826
Long-term debt	1,766	2,313
Total Manufacturing group liabilities	8,076	8,070
Finance group		
Other liabilities	279	333
Due to Manufacturing group	1	493
Debt	1,686	1,974
Total Finance group liabilities	1,966	2,800
Total liabilities	10,042	10,870
Shareholders' equity		
Common stock (282.6 million and 279.1 million shares issued, respectively, and 271.3 million and 278.9 million shares outstanding, respectively)	35	35
Capital surplus	1,177	1,081
Retained earnings	3,824	3,257
Accumulated other comprehensive loss	(1,770)	(1,625)
	3,266	2,748
Less cost of treasury shares	275	3
Total shareholders' equity	2,991	2,745
Total liabilities and shareholders' equity	$ 13,033	$ 13,615

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(In millions, except per share data)	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at January 2, 2010	$ 35	$ 1,369	$ 2,973	$ (230)	$ (1,321)	$ 2,826
Net income			86			86
Other comprehensive income					5	5
Dividends declared ($0.08 per share)			(22)			(22)
Share-based compensation activity		(68)		145		77
Balance at January 1, 2011	35	1,301	3,037	(85)	(1,316)	2,972
Net income			242			242
Other comprehensive loss					(309)	(309)
Dividends declared ($0.08 per share)			(22)			(22)
Purchases/conversions of convertible notes		(179)		(3)		(182)
Amendment of call option/warrant transactions and purchase of capped call		(30)				(30)
Share-based compensation activity		(11)		85		74
Balance at December 31, 2011	35	1,081	3,257	(3)	(1,625)	2,745
Net income			589			589
Other comprehensive loss					(145)	(145)
Dividends declared ($0.08 per share)			(22)			(22)
Share-based compensation activity		96				96
Purchases of common stock				(272)		(272)
Balance at December 29, 2012	$ 35	$ 1,177	$ 3,824	$ (275)	$ (1,770)	$ 2,991

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For each of the years in the three-year period ended December 29, 2012

	Consolidated		
(In millions)	**2012**	**2011**	**2010**
Cash flows from operating activities			
Net income (loss)	$ 589	$ 242	$ 86
Less: Income (loss) from discontinued operations	8	—	(6)
Income (loss) from continuing operations	581	242	92
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities:			
Dividends received from Finance group	—	—	—
Capital contributions paid to Finance group	—	—	—
Non-cash items:			
Depreciation and amortization	383	403	393
Provision for losses on finance receivables held for investment	(3)	12	143
Portfolio losses on finance receivables	68	102	112
Valuation allowance on finance receivables held for sale	(76)	202	8
Goodwill and other asset impairment charges	—	59	19
Deferred income taxes	171	81	69
Other, net	97	166	109
Changes in assets and liabilities:			
Accounts receivable, net	32	36	(1)
Inventories	(316)	(127)	(10)
Other assets	85	76	99
Accounts payable	179	211	54
Accrued and other liabilities	(122)	(105)	(249)
Pension, net	(240)	(474)	(269)
Captive finance receivables, net	96	236	424
Other operating activities, net	—	(52)	—
Net cash provided by (used in) operating activities of continuing operations	935	1,068	993
Net cash used in operating activities of discontinued operations	(8)	(5)	(9)
Net cash provided by (used in) operating activities	927	1,063	984
Cash flows from investing activities			
Finance receivables repaid	599	824	1,635
Finance receivables originated or purchased	(22)	(187)	(450)
Proceeds on receivables sales	116	421	528
Capital expenditures	(480)	(423)	(270)
Proceeds from collection on notes receivable from a prior disposition	—	58	—
Net cash used in acquisitions	(11)	(14)	(57)
Proceeds from sale of repossessed assets and properties	133	109	129
Other investing activities, net	43	55	34
Net cash provided by (used in) investing activities	378	843	1,549
Cash flows from financing activities			
Principal payments on long-term debt and nonrecourse debt	(615)	(785)	(2,241)
Net proceeds from issuance of long-term debt	106	926	231
Payments on long-term lines of credit	—	(1,440)	(1,467)
Intergroup financing	—	—	—
Settlement of convertible notes	(2)	(580)	—
Capital contributions paid to Finance group under Support Agreement	—	—	—
Capital contributions paid to Cessna Export Finance Corp.	—	—	—
Amendment of call option/warrant transactions and purchase of capped call	—	(30)	—
Purchases of Textron common stock	(272)	—	—
Dividends paid	(17)	(22)	(22)
Other financing activities.	19	(20)	6
Net cash provided by (used in) financing activities	(781)	(1,951)	(3,493)
Effect of exchange rate changes on cash and equivalents	4	(1)	(1)
Net increase (decrease) in cash and equivalents	528	(46)	(961)
Cash and equivalents at beginning of year	885	931	1,892
Cash and equivalents at end of year	$ 1,413	$ 885	$ 931

See Notes to the Consolidated Financial Statements.

Manufacturing Group			Finance Group		
2012	2011	2010	2012	2011	2010
$ 542	$ 464	$ 314	$ 47	$ (222)	$ (228)
8	—	(6)	—	—	—
534	464	320	47	(222)	(228)
345	179	505	—	—	—
(240)	(182)	(383)	—	—	—
358	371	362	25	32	31
—	—	—	(3)	12	143
—	—	—	68	102	112
—	—	—	(76)	202	8
—	57	18	—	—	1
102	197	131	69	(116)	(62)
97	166	110	—	—	(1)
32	36	(1)	—	—	—
(300)	(132)	(11)	—	—	—
99	70	72	(11)	10	32
179	211	54	—	—	—
(7)	(149)	(170)	(115)	44	(79)
(241)	(475)	(277)	1	1	8
—	—	—	—	—	—
—	(52)	—	—	—	—
958	761	730	5	65	(35)
(8)	(5)	(9)	—	—	—
950	756	721	5	65	(35)
—	—	—	1,004	1,289	2,348
—	—	—	(331)	(471)	(866)
—	—	—	116	476	655
(480)	(423)	(270)	—	—	—
—	58	—	—	—	—
(11)	(14)	(57)	—	—	—
—	—	—	133	109	129
15	(44)	(26)	12	50	39
(476)	(423)	(353)	934	1,453	2,305
(189)	(29)	(130)	(426)	(756)	(2,111)
—	496	—	106	430	231
490	(175)	98	(493)	167	(111)
—	—	(1,167)	—	(1,440)	(300)
(2)	(580)	—	—	—	—
—	—	—	240	182	383
—	—	—	—	60	30
—	(30)	—	—	—	—
(272)	—	—	—	—	—
(17)	(22)	(22)	(345)	(179)	(505)
19	(20)	6	—	—	—
29	(360)	(1,215)	(918)	(1,536)	(2,383)
4	—	(3)	—	(1)	2
507	(27)	(850)	21	(19)	(111)
871	898	1,748	14	33	144
$ 1,378	$ 871	$ 898	$ 35	$ 14	$ 33

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation and Financial Statement Presentation

Our Consolidated Financial Statements include the accounts of Textron Inc. and its majority-owned subsidiaries. Our financings are conducted through two separate borrowing groups. The Manufacturing group consists of Textron Inc. consolidated with its majority-owned subsidiaries that operate in the Cessna, Bell, Textron Systems and Industrial segments. The Finance group, which also is the Finance segment, consists of Textron Financial Corporation (TFC), its consolidated subsidiaries and three other finance subsidiaries owned by Textron Inc. We designed this framework to enhance our borrowing power by separating the Finance group. Our Manufacturing group operations include the development, production and delivery of tangible goods and services, while our Finance group provides financial services. Due to the fundamental differences between each borrowing group's activities, investors, rating agencies and analysts use different measures to evaluate each group's performance. To support those evaluations, we present balance sheet and cash flow information for each borrowing group within the Consolidated Financial Statements.

Our Finance group provides captive financing for retail purchases and leases for new and used aircraft and equipment manufactured by our Manufacturing group. In the Consolidated Statements of Cash Flows, cash received from customers or from the sale of receivables is reflected as operating activities when received from third parties. However, in the cash flow information provided for the separate borrowing groups, cash flows related to captive financing activities are reflected based on the operations of each group. For example, when product is sold by our Manufacturing group to a customer and is financed by the Finance group, the origination of the finance receivable is recorded within investing activities as a cash outflow in the Finance group's statement of cash flows. Meanwhile, in the Manufacturing group's statement of cash flows, the cash received from the Finance group on the customer's behalf is recorded within operating cash flows as a cash inflow. Although cash is transferred between the two borrowing groups, there is no cash transaction reported in the consolidated cash flows at the time of the original financing. These captive financing activities, along with all significant intercompany transactions, are reclassified or eliminated in consolidation.

Collaborative Arrangements

Our Bell segment has a strategic alliance agreement with The Boeing Company (Boeing) to provide engineering, development and test services related to the V-22 aircraft, as well as to produce the V-22 aircraft, under a number of separate contracts with the U.S. Government (V-22 Contracts). The alliance created by this agreement is not a legal entity and has no employees, no assets and no true operations. This agreement creates contractual rights and does not represent an entity in which we have an equity interest. We account for this alliance as a collaborative arrangement with Bell and Boeing reporting costs incurred and revenues generated from transactions with the U.S. Government in each company's respective income statement. Neither Bell nor Boeing is considered to be the principal participant for the transactions recorded under this agreement. Profits on cost-plus contracts are allocated between Bell and Boeing on a 50%-50% basis. Negotiated profits on fixed-price contracts are also allocated 50%-50%; however, Bell and Boeing are each responsible for their own cost overruns and are entitled to retain any cost underruns. Based on the contractual arrangement established under the alliance, Bell accounts for its rights and obligations under the specific requirements of the V-22 Contracts allocated to Bell under the work breakdown structure. We account for all of our rights and obligations, including warranty, product and any contingent liabilities, under the specific requirements of the V-22 Contracts allocated to us under the agreement. Revenues and cost of sales reflect our performance under the V-22 Contracts with revenues recognized using the units-of-delivery method. We include all assets used in performance of the V-22 Contracts that we own, including inventory and unpaid receivables and all liabilities arising from our obligations under the V-22 Contracts in our Consolidated Balance Sheets.

Use of Estimates

We prepare our financial statements in conformity with generally accepted accounting principles, which require us to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Our estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the Consolidated Statements of Operations in the period that they are determined.

During 2012, 2011 and 2010, we changed our estimates of revenues and costs on certain long-term contracts that are accounted for under the percentage-of-completion method of accounting. These changes in estimates increased income from continuing operations before income taxes in 2012, 2011 and 2010 by $15 million, $54 million and $78 million, respectively, ($9 million, $34 million and $49 million after tax, or $0.03, $0.11 and $0.16 per diluted share, respectively). For 2012, 2011 and 2010, the gross favorable program profit adjustments totaled $88 million, $83 million and $98 million, respectively. For 2012, 2011 and 2010, the gross unfavorable program profit adjustments totaled $73 million, $29 million and $20 million, respectively.

Cash and Equivalents
Cash and equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less.

Revenue Recognition
We generally recognize revenue for the sale of products, which are not under long-term contracts, upon delivery. For commercial aircraft, delivery is upon completion of manufacturing, customer acceptance, and the transfer of the risk and rewards of ownership. Taxes collected from customers and remitted to government authorities are recorded on a net basis.

When a sale arrangement involves multiple deliverables, such as sales of products that include customization and other services, we evaluate the arrangement to determine whether there are separate items that are required to be delivered under the arrangement that qualify as separate units of accounting. These arrangements typically involve the customization services we offer to customers who purchase Bell helicopters, and the services generally are provided within the first six months after the customer accepts the aircraft and assumes risk of loss. We consider the aircraft and the customization services to be separate units of accounting and allocate contract price between the two on a relative selling price basis using the best evidence of selling price for each of the arrangement deliverables, typically by reference to the price charged when the same or similar items are sold separately by us, taking into consideration any performance, cancellation, termination or refund-type provisions. We recognize revenue when the recognition criteria for each unit of accounting are met.

Long-Term Contracts — Revenues under long-term contracts are accounted for under the percentage-of-completion method of accounting. Under this method, we estimate profit as the difference between the total estimated revenues and cost of a contract. We then recognize that estimated profit over the contract term based on either the units-of-delivery method or the cost-to-cost method (which typically is used for development effort as costs are incurred), as appropriate under the circumstances. Revenues under fixed-price contracts generally are recorded using the units-of-delivery method. Revenues under cost-reimbursement contracts are recorded using the cost-to-cost method.

Long-term contract profits are based on estimates of total contract cost and revenues utilizing current contract specifications, expected engineering requirements, the achievement of contract milestones and product deliveries. Certain contracts are awarded with fixed-price incentive fees that also are considered when estimating revenues and profit rates. Contract costs typically are incurred over a period of several years, and the estimation of these costs requires substantial judgment. Our cost estimation process is based on the professional knowledge and experience of engineers and program managers along with finance professionals. We update our projections of costs at least semiannually or when circumstances significantly change. When adjustments are required, any changes from prior estimates are recognized using the cumulative catch-up method with the impact of the change from inception-to-date recorded in the current period. Anticipated losses on contracts are recognized in full in the period in which the losses become probable and estimable.

Finance Revenues — Finance revenues include interest on finance receivables, direct loan origination costs and fees received, and capital and leveraged lease earnings, as well as portfolio gains/losses. Portfolio gains/losses include impairment charges related to repossessed assets and properties and gains/losses on the sale or early termination of finance assets. Revenues on direct loan origination costs and fees received are deferred and amortized to finance revenues over the contractual lives of the respective receivables and credit lines using the interest method. When receivables are sold or prepaid, unamortized amounts are recognized in finance revenues.

We recognize interest using the interest method, which provides a constant rate of return over the terms of the receivables. Accrual of interest income is suspended if credit quality indicators suggest full collection of principal and interest is doubtful. In addition, we automatically suspend the accrual of interest income for accounts that are contractually delinquent by more than three months unless collection is not doubtful. Cash payments on nonaccrual accounts, including finance charges, generally are applied to reduce the net investment balance. We resume the accrual of interest when the loan becomes contractually current through payment according to the original terms of the loan or, if a loan has been modified, following a period of performance under the terms of the modification, provided we conclude that collection of all principal and interest is no longer doubtful. Previously suspended interest income is recognized at that time.

Finance Receivables Held for Investment and Allowance for Losses
Finance receivables are classified as held for investment when we have the intent and the ability to hold the receivable for the foreseeable future or until maturity or payoff. Finance receivables held for investment are generally recorded at the amount of outstanding principal less allowance for losses.

We maintain the allowance for losses on finance receivables held for investment at a level considered adequate to cover inherent losses in the portfolio based on management's evaluation. For larger balance accounts specifically identified as impaired, including large accounts in homogeneous portfolios, a reserve is established based on comparing the carrying value with either a) the expected future cash flows, discounted at the finance receivable's effective interest rate; or b) the fair value of the underlying collateral, if the finance receivable is collateral dependent. The expected future cash flows consider collateral value; financial performance and liquidity of our borrower; existence and financial strength of guarantors; estimated recovery costs, including legal expenses; and costs associated with the repossession/foreclosure and eventual disposal of collateral. When there is a range of potential outcomes, we perform multiple discounted cash flow analyses and weight the potential outcomes based on their relative likelihood of occurrence. The evaluation of our portfolio is inherently subjective, as it requires estimates, including the amount and timing of future cash flows expected to be received on impaired finance receivables and the estimated fair value of the underlying collateral, which may differ from actual results. While our analysis is specific to each individual account, critical factors included in this analysis for the Captive product line include industry valuation guides, age and physical condition of the collateral, payment history and existence and financial strength of guarantors.

We also establish an allowance for losses to cover probable but specifically unknown losses existing in the portfolio. For the Captive product line, the allowance is established as a percentage of non-recourse finance receivables, which have not been identified as requiring specific reserves. The percentage is based on a combination of factors, including historical loss experience, current delinquency and default trends, collateral values and both general economic and specific industry trends.

Finance receivables held for investment are charged off at the earlier of the date the collateral is repossessed or when no payment has been received for six months, unless management deems the receivable collectible. Repossessed assets are recorded at their fair value, less estimated cost to sell.

Finance Receivables Held for Sale

Finance receivables are classified as held for sale based on the determination that we no longer intend to hold the receivables for the foreseeable future, until maturity or payoff, or we no longer have the ability to hold to maturity. Our decision to classify certain finance receivables as held for sale is based on a number of factors, including, but not limited to, contractual duration, type of collateral, credit strength of the borrowers, interest rates and perceived marketability of the receivables.

Finance receivables held for sale are carried at the lower of cost or fair value. At the time of transfer to the held for sale classification, we establish a valuation allowance for any shortfall between the carrying value and fair value. In addition, any allowance for loan losses previously allocated to these finance receivables is transferred to the valuation allowance account, which is netted with finance receivables held for sale on the balance sheet. This valuation allowance is adjusted quarterly. Fair value changes can occur based on market interest rates, market liquidity, and changes in the credit quality of the borrower and value of underlying loan collateral.

Inventories

Inventories are stated at the lower of cost or estimated net realizable value. We value our inventories generally using the first-in, first-out (FIFO) method or the last-in, first-out (LIFO) method for certain qualifying inventories where LIFO provides a better matching of costs and revenues. We determine costs for our commercial helicopters on an average cost basis by model considering the expended and estimated costs for the current production release. Inventoried costs related to long-term contracts are stated at actual production costs, including allocable operating overhead, advances to suppliers, and, in the case of contracts with the U.S. Government, allocable research and development and general and administrative expenses. Since our inventoried costs include amounts related to contracts with long production cycles, a portion of these costs is not expected to be realized within one year. Pursuant to contract provisions, agencies of the U.S. Government have title to, or security interest in, inventories related to such contracts as a result of advances, performance-based payments and progress payments. Such advances and payments are reflected as an offset against the related inventory balances. Customer deposits are recorded against inventory when the right of offset exists. All other customer deposits are recorded in accrued liabilities.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated primarily using the straight-line method. We capitalize expenditures for improvements that increase asset values and extend useful lives.

Intangible and Other Long-Lived Assets
At acquisition, we estimate and record the fair value of purchased intangible assets primarily using a discounted cash flow analysis of anticipated cash flows reflecting incremental revenues and/or cost savings resulting from the acquired intangible asset using market participant assumptions. Amortization of intangible assets with finite lives is recognized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Approximately 37% of our gross intangible assets are amortized using the straight-line method, with the remaining assets, primarily customer agreements, amortized based on the cash flow streams used to value the asset. Long-lived assets, including intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying value of the asset held for use exceeds the sum of the undiscounted expected future cash flows, the carrying value of the asset generally is written down to fair value. Long-lived assets held for sale are stated at the lower of cost or fair value less cost to sell. Fair value is determined using pertinent market information, including estimated future discounted cash flows.

Goodwill
We evaluate the recoverability of goodwill annually in the fourth quarter or more frequently if events or changes in circumstances, such as declines in sales, earnings or cash flows, or material adverse changes in the business climate, indicate that the carrying value of a reporting unit might be impaired. The reporting unit represents the operating segment unless discrete financial information is prepared and reviewed by segment management for businesses one level below that operating segment, in which case such component is the reporting unit. In certain instances, we have aggregated components of an operating segment into a single reporting unit based on similar economic characteristics.

We may perform a qualitative assessment based on economic, industry and company-specific factors as the initial step in our annual goodwill impairment test for selected reporting units. If we determine that it is more likely than not that a reporting unit's fair value exceeds its carrying value, we do not perform a quantitative assessment. For all other reporting units, we calculate the fair value of each reporting unit, primarily using discounted cash flows. The discounted cash flows incorporate assumptions for the unit's short- and long-term revenue growth rates, operating margins and discount rates, which represent our best estimates of current and forecasted market conditions, cost structure, anticipated net cost reductions, and the implied rate of return that we believe a market participant would require for an investment in a business having similar risks and business characteristics to the reporting unit being assessed. If the reporting unit's estimated fair value exceeds its carrying value, the reporting unit is not impaired, and no further analysis is performed. Otherwise, the amount of the impairment must be determined by comparing the carrying amount of the reporting unit goodwill to the implied fair value of that goodwill. The implied fair value of goodwill is determined by assigning a fair value to all of the reporting unit's assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination at fair value. If the carrying amount of the reporting unit goodwill exceeds the implied fair value, an impairment loss would be recognized in an amount equal to that excess.

Pension and Postretirement Benefit Obligations
We maintain various pension and postretirement plans for our employees globally. These plans include significant pension and postretirement benefit obligations, which are calculated based on actuarial valuations. Key assumptions used in determining these obligations and related expenses include expected long-term rates of return on plan assets, discount rates and healthcare cost projections. We evaluate and update these assumptions annually in consultation with third-party actuaries and investment advisors. We also make assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increases. We recognize the overfunded or underfunded status of our pension and postretirement plans in the Consolidated Balance Sheets and recognize changes in the funded status of our defined benefit plans in comprehensive income in the year in which they occur. Actuarial gains and losses that are not immediately recognized as net periodic pension cost are recognized as a component of other comprehensive (loss) income (OCI) and are amortized into net periodic pension cost in future periods.

Derivative Financial Instruments
We are exposed to market risk primarily from changes in interest rates and currency exchange rates. We do not hold or issue derivative financial instruments for trading or speculative purposes. To manage the volatility relating to our exposures, we net these exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, we enter into various derivative transactions pursuant to our policies in areas such as counterparty exposure and hedging practices. All derivative instruments are reported at fair value in the Consolidated Balance Sheets. Designation to support hedge accounting is performed on a specific exposure basis. For financial instruments qualifying as fair value hedges, we record changes in fair value in earnings, offset, in part or in whole, by corresponding changes in the fair value of the underlying exposures being hedged. For cash flow hedges, we record changes in the fair value of derivatives (to the extent they are effective as hedges) in OCI, net of deferred taxes. Changes in fair value of derivatives not qualifying as hedges are recorded in earnings.

Foreign currency denominated assets and liabilities are translated into U.S. dollars. Adjustments from currency rate changes are recorded in the cumulative translation adjustment account in shareholders' equity until the related foreign entity is sold or substantially liquidated. We use foreign currency financing transactions to effectively hedge long-term investments in foreign operations with the same corresponding currency. Foreign currency gains and losses on the hedge of the long-term investments are recorded in the cumulative translation adjustment account with the offset recorded as an adjustment to debt.

Product Liabilities
We accrue for product liability claims and related defense costs when a loss is probable and reasonably estimable. Our estimates are generally based on the specifics of each claim or incident and our best estimate of the probable loss using historical experience.

Environmental Liabilities and Asset Retirement Obligations
Liabilities for environmental matters are recorded on a site-by-site basis when it is probable that an obligation has been incurred and the cost can be reasonably estimated. We estimate our accrued environmental liabilities using currently available facts, existing technology, and presently enacted laws and regulations, all of which are subject to a number of factors and uncertainties. Our environmental liabilities are not discounted and do not take into consideration possible future insurance proceeds or significant amounts from claims against other third parties.

We have incurred asset retirement obligations primarily related to costs to remove and dispose of underground storage tanks and asbestos materials used in insulation, adhesive fillers and floor tiles. There is no legal requirement to remove these items, and there currently is no plan to remodel the related facilities or otherwise cause the impacted items to require disposal. Since these asset retirement obligations are not estimable, there is no related liability recorded in the Consolidated Balance Sheets.

Warranty and Product Maintenance Contracts
We provide limited warranty and product maintenance programs, including parts and labor, for certain products for periods ranging from one to five years. We estimate the costs that may be incurred under warranty programs and record a liability in the amount of such costs at the time product revenues are recognized. Factors that affect this liability include the number of products sold, historical and anticipated rates of warranty claims, and cost per claim. We assess the adequacy of our recorded warranty and product maintenance liabilities periodically and adjust the amounts as necessary. Additionally, we may establish warranty liabilities related to the issuance of aircraft service bulletins for aircraft no longer covered under the limited warranty programs.

Research and Development Costs
Our customer-funded research and development costs are charged directly to the related contracts, which primarily consist of U.S. Government contracts. In accordance with government regulations, we recover a portion of company-funded research and development costs through overhead rate charges on our U.S. Government contracts. Research and development costs that are not reimbursable under a contract with the U.S. Government or another customer are charged to expense as incurred. Company-funded research and development costs were $584 million, $525 million, and $403 million in 2012, 2011 and 2010, respectively, and are included in cost of sales.

Income Taxes
Deferred income tax balances reflect the effects of temporary differences between the financial reporting carrying amounts of assets and liabilities and their tax bases, as well as from net operating losses and tax credit carryforwards, and are stated at enacted tax rates in effect for the year taxes are expected to be paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including the future reversal of existing taxable temporary differences, taxable income in carryback years, available tax planning strategies and estimated future taxable income. We recognize net tax-related interest and penalties for continuing operations in income tax expense.

Note 2. Discontinued Operations

In pursuing our business strategies, we have periodically divested certain non-core businesses. For several previously-disposed businesses, we have retained certain assets and liabilities. All residual activity relating to our previously-disposed businesses that meet the appropriate criteria is included in discontinued operations.

In connection with the 2008 sale of the Fluid & Power business unit, we received a six-year note with a face value of $28 million and a five-year note with a face value of $30 million, which were both recorded in the Consolidated Balance Sheet net of a valuation allowance. In the fourth quarter of 2011, we received full payment of both of these notes plus interest, resulting in a gain of $52 million that was recorded in Other losses, net.

Note 3. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill by segment are as follows:

(In millions)	Cessna	Bell	Textron Systems	Industrial	Total
Balance at January 2, 2010	$ 322	$ 30	$ 958	$ 312	$ 1,622
Acquisitions	—	1	16	5	22
Foreign currency translation	—	—	—	(12)	(12)
Balance at January 1, 2011	322	31	974	305	1,632
Acquisitions	—	—	—	5	5
Foreign currency translation	—	—	—	(2)	(2)
Balance at December 31, 2011	322	31	974	308	1,635
Acquisitions	4	—	—	6	10
Foreign currency translation	—	—	—	4	4
Balance at December 29, 2012	$ 326	$ 31	$ 974	$ 318	$ 1,649

Our intangible assets are summarized below:

		December 29, 2012			December 31, 2011		
(Dollars in millions)	Weighted-Average Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer agreements and contractual relationships	15	$ 330	$ (139)	$ 191	$ 330	$ (112)	$ 218
Patents and technology	10	84	(55)	29	95	(59)	36
Trademarks	18	36	(22)	14	36	(19)	17
Other	9	20	(16)	4	22	(16)	6
Total		$ 470	$ (232)	$ 238	$ 483	$ (206)	$ 277

In the fourth quarter of 2011, we recorded a $41 million impairment charge to write down $37 million in customer agreements and contractual relationships and $4 million in patents and technology. See Note 9 for more information on this charge.

Amortization expense totaled $40 million, $51 million and $52 million in 2012, 2011 and 2010, respectively. Amortization expense is estimated to be approximately $36 million, $35 million, $34 million, $28 million and $24 million in 2013, 2014, 2015, 2016 and 2017, respectively.

Note 4. Accounts Receivable and Finance Receivables

Accounts Receivable

Accounts receivable is composed of the following:

(In millions)	December 29, 2012	December 31, 2011
Commercial	$ 534	$ 528
U.S. Government contracts	314	346
	848	874
Allowance for doubtful accounts	(19)	(18)
Total	$ 829	$ 856

We have unbillable receivables primarily on U.S. Government contracts that arise when the revenues we have appropriately recognized based on performance cannot be billed yet under terms of the contract. Unbillable receivables within accounts receivable totaled $149 million at December 29, 2012 and $192 million at December 31, 2011.

Finance Receivables

Finance receivables by product line, which includes both finance receivables held for investment and finance receivables held for sale, are presented in the following table.

(In millions)	December 29, 2012	December 31, 2011
Captive	$ 1,704	$ 1,945
Non-captive:		
Golf Mortgage	140	381
Structured Capital	122	208
Timeshare	100	318
Other liquidating	8	43
Total finance receivables	2,074	2,895
Less: Allowance for losses	84	156
Less: Finance receivables held for sale	140	418
Total finance receivables held for investment, net	$ 1,850	$ 2,321

Captive primarily includes loans and finance leases provided to purchasers of new and used Cessna aircraft and Bell helicopters and also includes loans and finance leases secured by used aircraft produced by other manufacturers. These agreements typically have initial terms ranging from five to ten years and amortization terms ranging from eight to fifteen years. The average balance of loans and finance leases in Captive was $1 million at December 29, 2012. Loans generally require the customer to pay a significant down payment, along with periodic scheduled principal payments that reduce the outstanding balance through the term of the loan. Finance leases with no significant residual value at the end of the contractual term are classified as loans, as their legal and economic substance is more equivalent to a secured borrowing than a finance lease with a significant residual value. Captive also includes, to a limited extent, finance leases provided to purchasers of new E-Z-GO and Jacobsen golf and turf-care equipment.

Golf Mortgage primarily includes golf course mortgages and also includes mortgages secured by hotels and marinas, which are secured by real property and are generally limited to 75% or less of the property's appraised market value at loan origination. These mortgages typically have initial terms ranging from five to ten years with amortization periods from twenty to thirty years. As of December 29, 2012, loans in Golf Mortgage had an average balance of $7 million and a weighted-average contractual maturity of two years. All loans in this portfolio are classified as held for sale. Structured Capital primarily includes leveraged leases secured by the ownership of the leased equipment and real property. Timeshare includes pools of timeshare interval resort notes that typically have terms of ten to twenty years, as well as term loans secured by timeshare interval inventory.

Our finance receivables are diversified across geographic region and borrower industry. At December 29, 2012, 45% of our finance receivables were distributed throughout the U.S. compared with 54% at the end of 2011. Finance receivables held for investment are composed primarily of loans. At December 29, 2012 and December 31, 2011, these finance receivables included $341 million and $559 million, respectively, of receivables, primarily in the Captive product line, that have been legally sold to special purpose entities (SPEs), which are consolidated subsidiaries of TFC. The assets of the SPEs are pledged as collateral for their debt, which is reflected as securitized on-balance sheet debt in Note 8. Third-party investors have no legal recourse to TFC beyond the credit enhancement provided by the assets of the SPEs.

We received total proceeds of $116 million and $476 million from the sale of finance receivables in 2012 and 2011, respectively. Total gains resulting from these sales were not material for 2012 and 2011.

Credit Quality Indicators and Nonaccrual Finance Receivables

We internally assess the quality of our finance receivables held for investment portfolio based on a number of key credit quality indicators and statistics such as delinquency, loan balance to estimated collateral value and the financial strength of individual borrowers and guarantors. Because many of these indicators are difficult to apply across an entire class of receivables, we evaluate individual loans on a quarterly basis and classify these loans into three categories based on the key credit quality indicators for the individual loan. These three categories are performing, watchlist and nonaccrual.

We classify finance receivables held for investment as nonaccrual if credit quality indicators suggest full collection of principal and interest is doubtful. In addition, we automatically classify accounts as nonaccrual once they are contractually delinquent by more than three months unless collection of principal and interest is not doubtful. Cash payments on nonaccrual accounts, including finance charges, generally are applied to reduce the net investment balance. We resume the accrual of interest when the loan becomes contractually current through payment according to the original terms of the loan or, if a loan has been modified, following a period of performance under the terms of the modification, provided we conclude that collection of all principal and interest is no longer doubtful. Previously suspended interest income is recognized at that time.

Accounts are classified as watchlist when credit quality indicators have deteriorated as compared with typical underwriting criteria, and we believe collection of full principal and interest is probable but not certain. All other finance receivables held for investment that do not meet the watchlist or nonaccrual categories are classified as performing.

A summary of finance receivables held for investment categorized based on the credit quality indicators discussed above is as follows:

	December 29, 2012				December 31, 2011			
(In millions)	**Performing**	**Watchlist**	**Nonaccrual**	**Total**	**Performing**	**Watchlist**	**Nonaccrual**	**Total**
Captive	$ 1,476	$ 130	$ 98	$ 1,704	$ 1,558	$ 251	$ 136	$ 1,945
Non-captive*	185	—	45	230	317	30	185	532
Total	$ 1,661	$ 130	$ 143	$ 1,934	$ 1,875	$ 281	$ 321	$ 2,477
% of Total	85.9%	6.7%	7.4%		75.7%	11.3%	13.0%	

**Non-captive nonaccrual finance receivables are primarily related to the Timeshare portfolio.*

We measure delinquency based on the contractual payment terms of our loans and leases. In determining the delinquency aging category of an account, any/all principal and interest received is applied to the most past-due principal and/or interest amounts due. If a significant portion of the contractually due payment is delinquent, the entire finance receivable balance is reported in accordance with the most past-due delinquency aging category.

Finance receivables held for investment by delinquency aging category is summarized in the table below:

	December 29, 2012					December 31, 2011				
(In millions)	**Less Than 31 Days Past Due**	**31-60 Days Past Due**	**61-90 Days Past Due**	**Over 90 Days Past Due**	**Total**	**Less Than 31 Days Past Due**	**31-60 Days Past Due**	**61-90 Days Past Due**	**Over 90 Days Past Due**	**Total**
Captive	$ 1,531	$ 87	$ 55	$ 31	$ 1,704	$ 1,758	$ 69	$ 43	$ 75	$ 1,945
Non-captive	226	—	1	3	230	481	3	—	48	532
Total	$ 1,757	$ 87	$ 56	$ 34	$ 1,934	$ 2,239	$ 72	$ 43	$ 123	$ 2,477

We had no accrual status loans that were greater than 90 days past due at December 29, 2012 or December 31, 2011. At December 29, 2012 and December 31, 2011, 60+ days contractual delinquency as a percentage of finance receivables held for investment was 4.65% and 6.70%, respectively.

Loan Modifications

Troubled debt restructurings occur when we have either modified the contract terms of finance receivables held for investment for borrowers experiencing financial difficulties or accepted a transfer of assets in full or partial satisfaction of the loan balance. The types of modifications we typically make include extensions of the original maturity date of the contract, extensions of revolving borrowing periods, delays in the timing of required principal payments, deferrals of interest payments, advances to protect the value of our collateral and principal reductions contingent on full repayment prior to the maturity date. The changes effected by modifications made during 2012 and 2011 to finance receivables held for investment were not material.

Impaired Loans

We evaluate individual finance receivables held for investment in non-homogeneous portfolios and larger accounts in homogeneous loan portfolios for impairment on a quarterly basis. Finance receivables classified as held for sale are reflected at the lower of cost or fair value and are excluded from these evaluations. A finance receivable is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement based on our review of the credit quality indicators discussed above. Impaired finance receivables include both nonaccrual accounts and accounts for which full collection of principal and interest remains probable, but the account's original terms have been, or are expected to be, significantly modified. If the modification specifies an interest rate equal to or greater than a market rate for a finance receivable with comparable risk, the account is not considered impaired in years subsequent to the modification. There was no significant interest income recognized on impaired loans in 2012 or 2011.

A summary of impaired finance receivables, excluding leveraged leases, at year end and the average recorded investment for the year is provided below:

(In millions)	Recorded Investment: Impaired Loans with No Related Allowance for Credit Losses	Recorded Investment: Impaired Loans with Related Allowance for Credit Losses	Total Impaired Loans	Unpaid Principal Balance	Allowance For Losses On Impaired Loans	Average Recorded Investment
December 29, 2012						
Captive	$ 61	$ 66	$ 127	$ 128	$ 15	$ 121
Non-captive	11	33	44	59	12	149
Total	$ 72	$ 99	$ 171	$ 187	$ 27	$ 270
December 31, 2011						
Captive	$ 47	$ 94	$ 141	$ 144	$ 40	$ 149
Non-captive	173	69	242	347	47	577
Total	$ 220	$ 163	$ 383	$ 491	$ 87	$ 726

**Non-captive impaired loans are primarily related to the Timeshare portfolio.*

A summary of the allowance for losses on finance receivables that are evaluated on an individual and on a collective basis is provided below. The finance receivables reported in this table specifically exclude $122 million and $208 million of leveraged leases at December 29, 2012 and December 31, 2011, respectively, in accordance with authoritative accounting standards.

	December 29, 2012				December 31, 2011			
(In millions)	Finance Receivables Evaluated Individually	Finance Receivables Evaluated Collectively	Allowance Based on Individual Evaluation	Allowance Based on Collective Evaluation	Finance Receivables Evaluated Individually	Finance Receivables Evaluated Collectively	Allowance Based on Individual Evaluation	Allowance Based on Collective Evaluation
Captive	$ 127	$ 1,577	$ 15	$ 55	$ 141	$ 1,804	$ 40	$ 61
Non-captive	44	64	12	2	242	82	47	8
Total	$ 171	$ 1,641	$ 27	$ 57	$ 383	$ 1,886	$ 87	$ 69

Allowance for Losses

A rollforward of the allowance for losses on finance receivables held for investment is provided below:

(In millions)	Captive	Golf Mortgage	Timeshare	Other Liquidating	Total
Balance at January 1, 2011	$ 123	$ 79	$ 106	$ 34	$ 342
Provision for losses	15	25	(26)	(2)	12
Charge-offs	(43)	(27)	(40)	(14)	(124)
Recoveries	9	3	—	10	22
Transfers	(3)	(80)	—	(13)	(96)
Balance at December 31, 2011	$ 101	$ —	$ 40	$ 15	$ 156
Provision for losses	1	—	2	(6)	(3)
Charge-offs	(42)	—	(32)	(10)	(84)
Recoveries	10	—	1	4	15
Balance at December 29, 2012	$ 70	$ —	$ 11	$ 3	$ 84

Captive and Other Intercompany Financing

Our Finance group provides financing for retail purchases and leases for new and used aircraft and equipment manufactured by our Manufacturing group. The captive finance receivables for these inventory sales that are included in the Finance group's balance sheets are summarized below:

(In millions)	December 29, 2012	December 31, 2011
Loans	$ 1,389	$ 1,496
Finance leases	107	121
Total	$ 1,496	$ 1,617

In 2012, 2011 and 2010, our Finance group paid our Manufacturing group $309 million, $284 million and $416 million, respectively, related to the sale of Textron-manufactured products to third parties that were financed by the Finance group. Our Cessna and Industrial segments also received proceeds in those years of $19 million, $2 million and $10 million, respectively, from the sale of equipment from their manufacturing operations to our Finance group for use under operating lease agreements. Operating agreements specify that our Finance group has recourse to our Manufacturing group for certain uncollected amounts related to these transactions. At December 29, 2012 and December 31, 2011, finance receivables and operating leases subject to recourse to the Manufacturing group totaled $83 million and $88 million, respectively. Our Manufacturing group has established reserves for losses on its balance sheet within accrued and other liabilities for the amounts it guarantees.

Textron lends TFC funds to pay down maturing debt. The average interest rate on these borrowings was 4.3% and 5.0% during 2012 and 2011, respectively. At December 29, 2012, there was no outstanding balance due to Textron under this arrangement, and at December 31, 2011, the outstanding balance due to Textron was $490 million. These amounts are included in other current assets for the Manufacturing group and Due to Manufacturing group for the Finance group in the Consolidated Balance Sheets.

Finance Receivables Held for Sale

At the end of 2012 and 2011, $140 million and $418 million of finance receivables were classified as held for sale. At December 29, 2012, finance receivables held for sale included the entire Golf Mortgage portfolio. In 2011, we transferred $458 million of the remaining Golf Mortgage portfolio, net of an $80 million allowance for loan losses, from the held for investment classification to the held for sale classification. These finance receivables were recorded at fair value at the time of the transfer, resulting in a $186 million charge recorded to Valuation allowance on transfer of Golf Mortgage portfolio to held for sale. Also, in 2011, we transferred a total of $125 million of Timeshare finance receivables to the held for sale classification, based on an agreement to sell a portion of the portfolio that was sold in the fourth quarter of 2011 and interest in other portions of the portfolio. We received proceeds of $109 million and $383 million in 2012 and 2011, respectively, from the sale of finance receivables held for sale and $207 million and $10 million, respectively, from payoffs and collections.

Note 5. Inventories

Inventories are composed of the following:

(In millions)	December 29, 2012	December 31, 2011
Finished goods	$ 1,329	$ 1,012
Work in process	2,247	2,202
Raw materials and components	437	399
	4,013	3,613
Progress/milestone payments	(1,301)	(1,211)
Total	$ 2,712	$ 2,402

Inventories valued by the LIFO method totaled $1.1 billion and $1.0 billion at the end of 2012 and 2011, respectively, and the carrying values of these inventories would have been higher by approximately $435 million and $422 million, respectively, had our LIFO inventories been valued at current costs. Inventories related to long-term contracts, net of progress/milestone payments, were $382 million and $414 million at the end of 2012 and 2011, respectively.

Note 6. Property, Plant and Equipment, Net

Our Manufacturing group's property, plant and equipment, net are composed of the following:

(Dollars in millions)	Useful Lives (in years)	December 29, 2012	December 31, 2011
Land and buildings	4 - 40	$ 1,604	$ 1,502
Machinery and equipment	1 - 15	3,822	3,591
		5,426	5,093
Accumulated depreciation and amortization		(3,277)	(3,097)
Total		$ 2,149	$ 1,996

At the end of 2012 and 2011, assets under capital leases totaled $251 million and had accumulated amortization of $51 million and $47 million, respectively. The Manufacturing group's depreciation expense, which included amortization expense on capital leases, totaled $315 million, $317 million and $308 million in 2012, 2011 and 2010, respectively.

Note 7. Accrued Liabilities

The accrued liabilities of our Manufacturing group are summarized below:

(In millions)	December 29, 2012	December 31, 2011
Customer deposits	$ 725	$ 729
Salaries, wages and employer taxes	282	282
Current portion of warranty and product maintenance contracts	180	198
Deferred revenues	115	169
Retirement plans	80	80
Other	574	494
Total	$ 1,956	$ 1,952

Changes in our warranty and product maintenance contract liability are as follows:

(In millions)	2012	2011	2010
Accrual at beginning of year	$ 224	$ 242	$ 263
Provision	255	223	189
Settlements	(250)	(223)	(231)
Adjustments to prior accrual estimates*	(7)	(18)	21
Accrual at end of year	$ 222	$ 224	$ 242

* *Adjustments include changes to prior year estimates, new issues on prior year sales and currency translation adjustments.*

Note 8. Debt and Credit Facilities

Our debt is summarized in the table below:

(In millions)	December 29, 2012	December 31, 2011
Manufacturing group		
Long-term senior debt:		
6.50% due 2012	$ —	$ 139
3.875% due 2013	318	308
4.50% convertible senior notes due 2013	210	195
6.20% due 2015	350	350
4.625% due 2016	250	250
5.60% due 2017	350	350
7.25% due 2019	250	250
6.625% due 2020	242	231
5.95% due 2021	250	250
Other (weighted-average rate of 1.52% and 3.72%, respectively)	81	136
	2,301	2,459
Less: Current portion of long-term debt	(535)	(146)
Total Long-term debt	1,766	2,313
Total Manufacturing group debt	$ 2,301	$ 2,459
Finance group		
Fixed-rate notes due 2013 (weighted-average rate of 5.28%)	$ 400	$ 400
Variable-rate note due 2013 (weighted-average rate of 1.21% and 1.41%, respectively)	48	100
Fixed-rate note due 2014 (5.13%)	100	100
Fixed-rate notes due 2012-2017* (weighted-average rate of 4.88% and 4.48%, respectively)	102	147
Fixed-rate notes due 2015-2022* (weighted-average rate of 2.70% and 2.76%, respectively)	382	364
Variable-rate notes due 2015-2020* (weighted-average rate of 1.09% and 1.12%, respectively)	64	62
Securitized debt (weighted-average rate of 1.55% and 2.08%, respectively)	282	469
6% Fixed-to-Floating Rate Junior Subordinated Notes	300	300
Fixed-rate note due 2037 (6.20%)	—	10
Fair value adjustments and unamortized discount	8	22
Total Finance group debt	$ 1,686	$ 1,974

* *Notes amortize on a quarterly or semi-annual basis.*

Textron Inc. has a senior unsecured revolving credit facility that expires in March 2015 for an aggregate principal amount of $1.0 billion, up to $200 million of which is available for the issuance of letters of credit. At December 29, 2012, there were no amounts borrowed against the facility, and there were $37 million of letters of credits issued against it.

The following table shows required payments during the next five years on debt outstanding at December 29, 2012:

(In millions)	2013	2014	2015	2016	2017
Manufacturing group	$ 535	$ 7	$ 357	$ 257	$ 357
Finance group	637	228	159	104	94
Total	$ 1,172	$ 235	$ 516	$ 361	$ 451

4.50% Convertible Senior Notes and Related Transactions

On May 5, 2009, we issued $600 million of convertible senior notes with a maturity date of May 1, 2013 and interest payable semiannually. The convertible notes are accounted for in accordance with generally accepted accounting principles, which require us to separately account for the liability (debt) and the equity (conversion option) components of the convertible notes in a manner that reflected our non-convertible debt borrowing rate at time of issuance. Accordingly, we recorded a debt discount and corresponding increase to additional paid-in capital of $134 million at the issuance date. We are amortizing the debt discount utilizing the effective interest method over the life of the notes, which increases the effective interest rate of the convertible notes from its coupon rate of 4.50% to 11.72%. We incurred cash and non-cash interest expense of $25 million in 2012, $58 million in 2011 and $60 million in 2010 for these notes.

At December 29, 2012, the face value of our convertible notes outstanding was $215 million and the unamortized discount totaled $5 million. Under the terms of the Indenture that governs the notes, the notes are currently convertible at the holder's option through April 29, 2013, the second day preceding their May 1, 2013 maturity. The notes are convertible into shares of our common stock at an initial conversion rate of 76.1905 shares of common stock per $1,000 principal amount of convertible notes, which is equivalent to an initial conversion price of approximately $13.125 per share. Upon conversion, we have the right to settle the conversion of each $1,000 principal amount of convertible notes with any of the three following alternatives: (1) cash, (2) shares of our common stock or (3) a combination of cash and shares of our common stock. We intend to settle the face value of the convertible notes in cash. Based on a December 29, 2012 stock price of $24.12, the "if converted value" exceeded the face amount of the notes by $180 million; however, after giving effect to the exercise of the call options and warrants described below, the incremental cash or share settlement in excess of the face amount would result in either a cash payment of $137 million, a 5.7 million net share issuance, or a combination of cash and stock, at our option.

At December 31, 2011, the face value of the notes totaled $216 million, and the unamortized discount totaled $21 million. In September 2011, we announced a cash tender offer for any and all of the outstanding convertible notes. In the aggregate, the holders validly tendered $225 million principal amount of the convertible notes. Subsequent to the tender offer, we also purchased $151 million principal amount of the convertible notes in a small number of privately negotiated transactions and retired another $8 million related to a holder-initiated conversion in 2011. We paid approximately $580 million in cash related to these transactions. In accordance with the applicable authoritative accounting guidance, we determined the fair value of the liability component of the convertible notes purchased in the tender offer and subsequent transactions to be $398 million, with the balance of $182 million representing the equity component. The carrying value of these convertible notes, including unamortized issuance costs, was $343 million, which resulted in a pretax loss of $55 million that was recorded in Other losses, net in 2011, along with a $182 million reduction to shareholders' equity.

Call Option and Warrant Transactions
Concurrently with the pricing of the convertible notes in May 2009, we entered into transactions with two counterparties, including an underwriter and an affiliate of an underwriter of the convertible notes, pursuant to which we purchased from the counterparties call options to acquire our common stock and sold to the counterparties warrants to purchase our common stock. We entered into these transactions for the purposes of reducing the cash outflow and/or the potential dilutive effect to our shareholders upon the conversion of the convertible notes.

On October 25, 2011, we entered into separate agreements with each of the counterparties to the call option and warrant transactions to adjust the number of shares of common stock covered by these instruments to reflect the results of the tender offer. Accordingly, we reduced the number of common shares covered under the call options from 45.7 million shares to 28.6 million shares. In addition, the warrants were amended to reduce the number of shares covered by the warrants to 28.0 million and to change the expiration dates specified in the original agreement to correspond with the final settlement period for the call options. Pursuant to these amendments, we received $135 million for the call option transaction and paid $133 million for the warrant transaction, and the net amount was recorded within shareholders' equity. Subsequently, due to the additional repurchases of convertible notes, we entered into amendments with each of the counterparties to further reduce the number of shares of common stock covered by these instruments. Accordingly, we reduced the number of common shares covered under the call options from 28.6 million shares to 16.5 million shares and reduced the number of shares covered by the warrants from 28.0 million shares to 16.5 million shares. The net value of $20 million related to these amendments was used to increase our capped call position as discussed further below. In the aggregate, the reductions in the number of shares subject to the call options and warrants equated to the number of shares of common stock into which the principal amount of all the notes repurchased in the fourth quarter of 2011 would have been convertible.

At the end of 2012, the outstanding purchased call options gave us the right to acquire from the counterparties 16.4 million shares of our common stock (the number of shares into which all of the remaining notes are convertible) at an exercise price of $13.125 per share (the same as the initial conversion price of the notes), subject to adjustments that mirror the terms of the convertible notes. The call options will terminate at the earlier of the maturity date of the related convertible notes or the last day on which any of the related notes remain outstanding. The warrants give the counterparties the right to acquire, subject to anti-dilution adjustments, an aggregate of 16.4 million shares of common stock at an exercise price of $15.75 per share. We may settle these transactions in cash, shares or a combination of cash and shares, at our option. When evaluated in aggregate, the call options and warrants have the effect of increasing the effective conversion price of the convertible notes from $13.125 to $15.75. Accordingly, we will not incur the cash outflow or the dilution that would be experienced due to the increase of the share price from $13.125 per share to $15.75 per share because we are entitled to receive from the counterparties the difference between our sale to the counterparties of 16.4 million shares at $15.75 per share and our purchase of shares from the counterparties at $13.125 per share.

Based on the structure of the call options and warrants, these contracts meet all of the applicable accounting criteria for equity classification under the applicable accounting standards and, as such, are classified in shareholders' equity in the Consolidated Balance Sheet. In addition, since these contracts are classified in shareholders' equity and indexed to our common stock, they are not accounted for as derivatives, and, accordingly, we do not recognize changes in their fair value.

Capped Call Transactions
On October 25, 2011, we entered into capped call transactions with the counterparties for a cost of $32 million, which covered 17.1 million shares of our common stock. We subsequently amended the capped call transactions to cover an additional 11.5 million shares of our common stock in lieu of $20 million we would have received from the counterparties related to the amendment of the option and warrant transactions discussed above. At December 29, 2012, the capped calls covered an aggregate of 28.7 million shares of our common stock (the number of shares into which all of the repurchased notes would have been convertible). We purchased the capped calls in order to retain the potential value of the original call option and warrant transactions which we would otherwise have given up upon the downsizing of those instruments. The capped calls have a strike price of $13.125 per share and a cap price of $15.75 per share, which entitles us to receive at the May 2013 expiration date the per share value of our stock price in excess of $13.125 up to a maximum stock price of $15.75. If the market price of our common stock at the expiration date is less than $13.125, the capped call will expire with no value. The maximum value of the capped calls, in the event that our stock price is at least $15.75 at the expiration date, is approximately $75 million. We may elect for the settlement of the capped call transactions, if any, to be paid to us in shares of our common stock or cash or in a combination of cash and shares of common stock. Based on the structure of the capped call, the transactions meet all of the applicable accounting criteria for equity classification and will be classified within shareholders' equity.

6% Fixed-to-Floating Rate Junior Subordinated Notes
The Finance group's $300 million of 6% Fixed-to-Floating Rate Junior Subordinated Notes are unsecured and rank junior to all of its existing and future senior debt. The notes mature on February 15, 2067; however, we have the right to redeem the notes at par on or after February 15, 2017 and are obligated to redeem the notes beginning on February 15, 2042. The Finance group has agreed in a replacement capital covenant that it will not redeem the notes on or before February 15, 2047 unless it receives a capital contribution from the Manufacturing group and/or net proceeds from the sale of certain replacement capital securities at specified amounts. Interest on the notes is fixed at 6% until February 15, 2017 and floats at the three-month London Interbank Offered Rate + 1.735% thereafter.

Support Agreement
Under a Support Agreement, Textron Inc. is required to ensure that TFC maintains fixed charge coverage of no less than 125% and consolidated shareholder's equity of no less than $200 million. In 2012, 2011 and 2010, cash payments of $240 million, $182 million and $383 million, respectively, were paid to TFC to maintain compliance with the fixed charge coverage ratio.

Note 9. Derivative Instruments and Fair Value Measurements

We measure fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We prioritize the assumptions that market participants would use in pricing the asset or liability into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exist, requiring companies to develop their own assumptions. Observable inputs that do not meet the criteria of Level 1, which include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect our estimates about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach and may use unobservable inputs such as projections, estimates and management's interpretation of current market data. These unobservable inputs are utilized only to the extent that observable inputs are not available or cost-effective to obtain.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The assets and liabilities that are recorded at fair value on a recurring basis consist primarily of our derivative financial instruments, which are categorized as Level 2 in the fair value hierarchy. The fair value amounts of these instruments that are designated as hedging instruments are provided below:

			Asset (Liability)	
(In millions)	**Borrowing Group**	**Balance Sheet Location**	**December 29, 2012**	**December 31, 2011**
Assets				
Interest rate exchange contracts*	Finance	Other assets	$ 8	$ 22
Foreign currency exchange contracts	Manufacturing	Other current assets	9	9
Total			$ 17	$ 31
Liabilities				
Interest rate exchange contracts*	Finance	Other liabilities	$ (8)	$ (7)
Foreign currency exchange contracts	Manufacturing	Accrued liabilities	(5)	(5)
Total			$ (13)	$ (12)

**Interest rate exchange contracts represent fair value hedges.*

The Finance group's interest rate exchange contracts are not exchange traded and are measured at fair value utilizing widely accepted, third-party developed valuation models. The actual terms of each individual contract are entered into a valuation model, along with interest rate and foreign exchange rate data, which is based on readily observable market data published by third-party leading financial news and data providers. Credit risk is factored into the fair value of these assets and liabilities based on the differential between both our credit default swap spread for liabilities and the counterparty's credit default swap spread for assets as compared with a standard AA-rated counterparty; however, this had no significant impact on the valuation at December 29, 2012. At December 29, 2012 and December 31, 2011, we had interest rate exchange contracts with notional amounts upon which the contracts were based of $671 million and $848 million, respectively.

Foreign currency exchange contracts are measured at fair value using the market method valuation technique. The inputs to this technique utilize current foreign currency exchange forward market rates published by third-party leading financial news and data providers. These are observable data that represent the rates that the financial institution uses for contracts entered into at that date; however, they are not based on actual transactions so they are classified as Level 2. At December 29, 2012 and December 31, 2011, we had foreign currency exchange contracts with notional amounts upon which the contracts were based of $664 million and $645 million, respectively.

Fair Value Hedges

Our Finance group enters into interest rate exchange contracts to mitigate exposure to changes in the fair value of its fixed-rate receivables and debt due to fluctuations in interest rates. By using these contracts, we are able to convert our fixed-rate cash flows to floating-rate cash flows. The amount of ineffectiveness on our fair value hedges and the gain (loss) recorded in the Consolidated Statements of Operations were both insignificant in 2012 and 2011.

Cash Flow Hedges

We manufacture and sell our products in a number of countries throughout the world, and, therefore, we are exposed to movements in foreign currency exchange rates. The primary purpose of our foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials, foreign currency sales of products, and other assets and liabilities in the normal course of business. We primarily utilize forward exchange contracts and purchased options with maturities of no more than three years that qualify as cash flow hedges and are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases and overhead expenses. At December 29, 2012, we had a net deferred gain of $5 million in Accumulated other comprehensive loss related to these cash flow hedges. Net gains and losses recognized in earnings and Accumulated other comprehensive loss on these cash flow hedges, including gains and losses related to hedge ineffectiveness, were not material in 2012 and 2011. We do not expect the amount of gains and losses in Accumulated other comprehensive loss that will be reclassified to earnings in the next twelve months to be material.

We hedge our net investment position in major currencies and generate foreign currency interest payments that offset other transactional exposures in these currencies. To accomplish this, we borrow directly in foreign currency and designate a portion of foreign currency debt as a hedge of net investments. We also may utilize currency forwards as hedges of our related foreign net investments. We record changes in the fair value of these contracts in other comprehensive income to the extent they are effective as cash flow hedges. If a contract does not qualify for hedge accounting or is designated as a fair value hedge, changes in the fair value of the contract are recorded in earnings. Currency effects on the effective portion of these hedges, which are reflected in the foreign currency translation adjustment account within other comprehensive income, produced a $14 million after-tax loss in 2012, resulting in an accumulated net gain balance of $4 million at December 29, 2012. The ineffective portion of these hedges was insignificant.

Counterparty Credit Risk
Our exposure to loss from nonperformance by the counterparties to our derivative agreements at the end of 2012 was minimal. We do not anticipate nonperformance by counterparties in the periodic settlements of amounts due. We historically have minimized this potential for risk by entering into contracts exclusively with major, financially sound counterparties having no less than a long-term bond rating of A. The credit risk generally is limited to the amount by which the counterparties' contractual obligations exceed our obligations to the counterparty. We continuously monitor our exposures to ensure that we limit our risks.

Assets Recorded at Fair Value on a Nonrecurring Basis
During 2012 and 2011, certain assets were measured at fair value on a nonrecurring basis using significant unobservable inputs (Level 3). The table below sets forth the balance of those assets at the end of the year in which a fair value adjustment was taken.

(In millions)	December 29, 2012	December 31, 2011
Finance group		
Finance receivables held for sale	$ 140	$ 418
Impaired finance receivables	72	81
Other assets	76	128
Manufacturing Group		
Intangible assets	—	15

The following table provides the fair value adjustments recorded for the assets measured at fair value on a non-recurring basis during 2012 and 2011.

	Gain (Loss)	
(In millions)	2012	2011
Finance group		
Finance receivables held for sale	$ 76	$ (206)
Impaired finance receivables	(11)	(82)
Other assets	(51)	(49)
Manufacturing Group		
Intangible assets	—	(41)

Finance receivables held for sale — Finance receivables held for sale are recorded at fair value on a nonrecurring basis during periods in which the fair value is lower than the cost value. There are no active, quoted market prices for these finance receivables. At December 29, 2012, our finance receivables held for sale included the entire Golf Mortgage portfolio. Fair value of this portfolio was determined based on the use of discounted cash flow models to estimate the price we expect to receive in the principal market for each pool of similar loans, in an orderly transaction. The discount rates utilized in these models are derived from prevailing interest rate indices and are based on the nature of the assets, discussions with market participants and our experience in the actual disposition of similar assets. The cash flow models also include the use of qualitative assumptions regarding the borrower's ability to pay and the period of time that will likely be required to restructure and/or exit the account through acquisition of the underlying collateral. We utilize revenue and earnings multiples to determine the expected value of the loan collateral. The range of multiples used is based on bids from prospective buyers, inputs from market participants and prices at which sales have been transacted for similar properties. The gains on finance receivables held for sale during 2012 were primarily the result of the payoff of loans in amounts, and sale of loans at prices, in excess of the values established in previous periods.

Based on our qualitative assumptions, we separate the loans into three categories for the cash flow models. In the first category, we include loans that we assume will be paid in accordance with the contractual terms of the loan. In the second category, we include loans where we perceive that the borrower has less of an ability to pay, and we assume that the loan will be restructured and resolved typically over a period of one to four years. For the third category, we assume that the borrower will default on the loan and that it will be resolved within an average of 24 months. The fair values of these finance receivables are sensitive to variability in both the quantitative and qualitative assumptions. Changes in the borrower's ability to pay or the period of time required to restructure and/or exit accounts may significantly increase or decrease the fair value of these finance receivables, and, to a lesser extent, fluctuations in discount rates and/or revenue and earnings multiples could also change the fair value of these finance receivables.

Impaired finance receivables — Impaired nonaccrual finance receivables represent assets recorded at fair value on a nonrecurring basis since the measurement of required reserves on our impaired finance receivables is significantly dependent on the fair value of the underlying collateral. For Captive impaired nonaccrual finance receivables, the fair values of collateral are determined primarily based on the use of industry pricing guides. Timeshare impaired nonaccrual finance receivables largely consist of pools of timeshare interval resort notes receivable. Fair values of collateral are estimated using cash flow models incorporating estimates of credit losses in the consumer notes pools. Fair value measurements recorded on impaired finance receivables resulted in charges to provision for loan losses and primarily related to initial fair value adjustments.

Other assets — Other assets in the table above primarily include repossessed golf and hotel properties and aviation assets. The fair value of our golf and hotel properties is determined based on the use of discounted cash flow models, bids from prospective buyers or inputs from market participants. The fair value of our aviation assets is largely determined based on the use of industry pricing guides. If the carrying amount of these assets is higher than their estimated fair value, we record a corresponding charge to income for the difference.

Intangible assets — In 2011, we recorded a $41 million pre-tax impairment charge to write down intangible assets in our Systems segment primarily related to customer agreements and contractual relationships associated with AAI-Logistics & Technical Services and AAI-Test & Training businesses. We determined the fair value of these assets using discounted cash flows related to each asset group and a weighted-average cost of capital of approximately 10%. The impairment charge was recorded in cost of sales within segment profit.

Assets and Liabilities Not Recorded at Fair Value

The carrying value and estimated fair values of our financial instruments that are not reflected in the financial statements at fair value are as follows:

	December 29, 2012		December 31, 2011	
(In millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Manufacturing group				
Long-term debt, excluding leases	$ (2,225)	$ (2,636)	$ (2,328)	$ (2,561)
Finance group				
Finance receivables held for investment, excluding leases	1,625	1,653	1,997	1,848
Debt	(1,686)	(1,678)	(1,974)	(1,854)

Fair value for the Manufacturing group debt is determined using market observable data for similar transactions or Level 2 inputs. At December 29, 2012 and December 31, 2011, approximately 46% and 53%, respectively, of the fair value of term debt for the Finance group was determined based on observable market transactions (Level 1). The remaining Finance group debt was determined based on discounted cash flow analyses using observable market inputs from debt with similar duration, subordination and credit default expectations (Level 2). Fair value estimates for finance receivables held for investment were determined based on internally developed discounted cash flow models primarily utilizing significant unobservable inputs (Level 3), which include estimates of the rate of return, financing cost, capital structure and/or discount rate expectations of current market participants combined with estimated loan cash flows based on credit losses, payment rates and expectations of borrowers' ability to make payments on a timely basis.

Note 10. Shareholders' Equity

Capital Stock

We have authorization for 15 million shares of preferred stock with a par value of $0.01 and 500 million shares of common stock with a par value of $0.125. Outstanding common stock activity for the three years ended December 29, 2012 is presented below:

(In thousands)	**2012**	**2011**	**2010**
Beginning balance	278,873	275,739	272,272
Exercise of stock options	1,159	177	336
Issued to Textron Savings Plan	2,159	2,686	2,682
Stock repurchases	(11,103)	—	—
Other	175	271	449
Ending balance	271,263	278,873	275,739

Reserved Shares of Common Stock

At the end of 2012, common stock reserved for the conversion of convertible notes, the exercise of outstanding stock options and warrants, and the issuance of shares upon vesting of outstanding restricted stock units totaled 63 million shares. See the "Convertible Senior Notes and Related Transactions" section in Note 8 for information on our convertible debt.

Income per Common Share

We calculate basic and diluted earnings per share (EPS) based on net income, which approximates income available to common shareholders for each period. Basic EPS is calculated using the two-class method, which includes the weighted-average number of common shares outstanding during the period and restricted stock units to be paid in stock that are deemed participating securities as they provide nonforfeitable rights to dividends. Diluted EPS considers the dilutive effect of all potential future common stock, including stock options, restricted stock units and the shares that could be issued upon the conversion of our convertible notes, as discussed below, and upon the exercise of the related warrants. The convertible note call options purchased in connection with the issuance of the convertible notes and the capped call transaction entered into in 2011 are excluded from the calculation of diluted EPS as their impact is always anti-dilutive. Upon conversion of our convertible notes, as described in Note 8, the principal amount would be settled in cash, and the excess of the conversion value, as defined, over the principal amount may be settled in cash and/or shares of our common stock. Therefore, only the shares of our common stock potentially issuable with respect to the excess of the notes' conversion value over the principal amount, if any, are considered as dilutive potential common shares for purposes of calculating diluted EPS.

The weighted-average shares outstanding for basic and diluted EPS are as follows:

(In thousands)	**2012**	**2011**	**2010**
Basic weighted-average shares outstanding	280,182	277,684	274,452
Dilutive effect of:			
Convertible notes and warrants	14,053	28,869	27,450
Stock options and restricted stock units	428	702	653
Diluted weighted-average shares outstanding	294,663	307,255	302,555

In 2012, 2011 and 2010, stock options to purchase 7 million, 5 million and 7 million shares, respectively, of common stock outstanding are excluded from our calculation of diluted weighted-average shares outstanding as the exercise prices were greater than the average market price of our common stock for those periods. These securities could potentially dilute EPS in the future.

Other Comprehensive Income (Loss)

The before and after-tax components of other comprehensive income (loss) are presented below:

(In millions)	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
2012			
Pension adjustments:			
Recognition of prior service cost	$ 2	$ (1)	$ 1
Unrealized losses	(417)	186	(231)
Amortization of prior service cost/unrealized losses included in net periodic pension cost	129	(45)	84
Pension adjustments, net	(286)	140	(146)
Deferred gains/losses on hedge contracts:			
Current deferrals	14	(3)	11
Reclassification adjustments included in net income	(15)	3	(12)
Deferred gains/losses on hedge contracts, net	(1)	—	(1)
Foreign currency translation adjustment	(6)	8	2
Total	$ (293)	$ 148	$ (145)
2011			
Pension adjustments:			
Recognition of prior service cost	$ 15	$ (5)	$ 10
Unrealized losses	(542)	182	(360)
Amortization of prior service cost/unrealized losses included in net periodic pension cost	97	(33)	64
Pension adjustments, net	(430)	144	(286)
Deferred gains/losses on hedge contracts:			
Current deferrals	(7)	2	(5)
Reclassification adjustments included in net income	(22)	7	(15)
Deferred gains/losses on hedge contracts, net	(29)	9	(20)
Foreign currency translation adjustment	(1)	(2)	(3)
Total	$ (460)	$ 151	$ (309)
2010			
Pension adjustments:			
Recognition of prior service cost	$ 11	$ (4)	$ 7
Unrealized losses	(197)	78	(119)
Amortization of prior service cost/unrealized losses included in net periodic pension cost	63	(22)	41
Pension adjustments, net	(123)	52	(71)
Deferred gains on hedge contracts			
Current deferrals	17	(3)	14
Reclassification adjustments included in net income	(14)	4	(10)
Deferred gains/losses on hedge contracts, net	3	1	4
Recognition of foreign currency translation loss (see Note 11)	91	(17)	74
Foreign currency translation adjustment	44	(46)	(2)
Total	$ 15	$ (10)	$ 5

Components of Accumulated Other Comprehensive Loss

(In millions)	Foreign Currency Translation Adjustment	Pension and Post Retirement Benefit Adjustments	Deferred Gains (Losses) on Hedge Contracts	Accumulated Other Comprehensive Loss
Balance at January 1, 2011	$ 82	$ (1,425)	$ 27	$ (1,316)
Current period other comprehensive loss	(3)	(286)	(20)	(309)
Balance at December 31, 2011	79	(1,711)	7	(1,625)
Current period other comprehensive income (loss)	2	(146)	(1)	(145)
Balance at December 29, 2012	$ 81	$ (1,857)	$ 6	$ (1,770)

Note 11. Special Charges

There were no amounts recorded within special charges in 2012 and 2011. In 2010, special charges included restructuring charges related to a global restructuring program that totaled $99 million, including $76 million of severance costs. In 2008, we initiated a global restructuring program to reduce overhead costs and improve productivity across the company and announced the exit of portions of our commercial finance business. We record restructuring costs in special charges as these costs are generally of a nonrecurring nature and are not included in segment profit, which is our measure used for evaluating performance and for decision-making purposes.

In 2010, we substantially liquidated the assets held by a Canadian entity within the Finance segment. Accordingly, we recorded a non-cash charge of $91 million ($74 million after-tax) within special charges to reclassify the entity's cumulative currency translation adjustment amount within other comprehensive income to the Statement of Operations. The reclassification of this amount had no impact on shareholders' equity.

An analysis of our restructuring reserve activity is summarized below:

(In millions)	Severance Costs	Asset Impairment	Contract Terminations	Total
Balance at January 2, 2010	$ 48	$ —	$ 3	$ 51
Provision in 2010	79	16	7	102
Reversals	(3)	—	—	(3)
Non-cash settlement	—	(16)	—	(16)
Cash paid	(67)	—	(5)	(72)
Balance at January 1, 2011	57	—	5	62
Cash paid	(42)	—	(2)	(44)
Balance at December 31, 2011	15	—	3	18
Cash paid	(10)	—	(1)	(11)
Balance at December 29, 2012	$ 5	$ —	$ 2	$ 7

Note 12. Share-Based Compensation

Our 2007 Long-Term Incentive Plan (Plan) supersedes the 1999 Long-Term Incentive Plan and authorizes awards to our key employees in the form of options to purchase our shares, restricted stock, restricted stock units, stock appreciation rights, performance stock awards and other awards. A maximum of 12 million shares is authorized for issuance for all purposes under the Plan plus any shares that become available upon cancellation, forfeiture or expiration of awards granted under the 1999 Long-Term Incentive Plan. No more than 12 million shares may be awarded pursuant to incentive stock options, and no more than 3 million shares may be awarded pursuant to restricted stock units or other awards intended to be paid in shares. The Plan also authorizes performance share units to be paid in cash based upon the value of our common stock.

Through our Deferred Income Plan for Textron Executives (DIP), we provide certain executives the opportunity to voluntarily defer up to 25% of their base salary and up to 80% of annual, long-term incentive and other compensation. Elective deferrals may be put into either a stock unit account or an interest-bearing account. We generally contribute a 10% premium on amounts deferred into the stock unit account. Executives who are eligible to participate in the DIP and have not achieved and/or maintained the required minimum stock ownership level are required to defer part of each subsequent long-term incentive compensation cash payout into the DIP stock unit account until the ownership requirements are satisfied; these deferrals are not entitled to the 10% premium contribution on the amount deferred. Participants cannot move amounts between the two accounts while actively employed by us and cannot receive distributions until termination of employment. The intrinsic value of amounts paid under the DIP in 2012, 2011 and 2010 totaled to $1 million, $1 million and $9 million, respectively.

Share-based compensation costs are reflected primarily in selling and administrative expenses. The compensation expense that has been recorded in net income for our share-based compensation plans is as follows:

(In millions)	2012	2011	2010
Compensation expense	$ 71	$ 50	$ 85
Income tax benefit	(26)	(18)	(32)
Total net compensation cost included in net income	$ 45	$ 32	$ 53

Compensation expense included approximately $23 million, $17 million and $7 million in 2012, 2011 and 2010, respectively, representing the attribution of the fair value of options issued and the portion of previously granted options for which the requisite service has been rendered.

Compensation cost for awards subject only to service conditions that vest ratably are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. As of December 29, 2012, we had not recognized $62 million of total compensation costs associated with unvested awards subject only to service conditions. We expect to recognize compensation expense for these awards over a weighted-average period of approximately 3 years.

Stock Options

Options to purchase our shares have a maximum term of 10 years and generally vest ratably over a three-year period. The stock option compensation cost calculated under the fair value approach is recognized over the vesting period of the stock options. We estimate the fair value of options granted on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on implied volatilities from traded options on our common stock, historical volatilities and other factors. The expected term is based on historical option exercise data, which is adjusted to reflect any anticipated changes in expected behavior.

The weighted-average fair value of options granted during the past three years and the assumptions used in our option-pricing model for such grants are as follows:

	2012	2011	2010
Fair value of options at grant date	$ 10.19	$ 9.84	$ 7.39
Dividend yield	0.3%	0.3%	0.4%
Expected volatility	40.0%	38.0%	37.0%
Risk-free interest rate	0.9%	2.4%	2.6%
Expected term (in years)	5.5	5.5	5.5

The stock option activity under the Plan in 2012 is provided below:

(Options in thousands)	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	8,860	$ 27.68
Granted	3,016	27.75
Exercised	(1,159)	(16.03)
Canceled, expired or forfeited	(1,233)	(36.49)
Outstanding at end of year	9,484	$ 27.98
Exercisable at end of year	4,475	$ 29.12

At December 29, 2012, our outstanding options had an aggregate intrinsic value of $12 million and a weighted-average remaining contractual life of 7 years. Our exercisable options had an aggregate intrinsic value of $10 million and a weighted-average remaining contractual life of 5 years at December 29, 2012. The total intrinsic value of options exercised during 2012, 2011 and 2010 amounted to $11 million, $2 million and $1 million, respectively.

Restricted Stock Units

In 2012, we issued restricted stock units settled in both cash and stock (vesting one-third each in the third, fourth and fifth year following the year of the grant), which included the right to receive dividend equivalents. The fair value of these units is based solely on the trading price of our common stock on the grant date and is recognized ratably over the vesting period. During 2009 through 2011, we issued restricted stock units settled in cash that vested in equal installments over five years. In 2008, restricted stock unit awards generally were payable in shares of common stock (vesting one-third each in the third, fourth and fifth year following the year of the grant). The 2012 activity for restricted stock units is provided below:

(Shares/Units in thousands)	Units Payable in Stock			Units Payable in Cash		
	Number of Shares	Weighted-Average Grant Date Fair Value		Number of Units	Weighted-Average Grant Date Fair Value	
Outstanding at beginning of year, nonvested	638	$	35.53	2,927	$	17.33
Granted	386		27.44	837		27.65
Vested	(275)		(39.02)	(913)		(15.76)
Forfeited	(39)		(32.56)	(311)		(21.45)
Outstanding at end of year, nonvested	710	$	29.94	2,540	$	20.79

The fair value of the restricted stock awards that vested and/or amounts paid under these awards during the respective periods is as follows:

(In millions)		2012		2011		2010
Fair value of awards vested	$	35	$	41	$	31
Cash paid		25		23		13

Performance Share Units

The fair value of share-based compensation awards accounted for as liabilities includes performance share units, which are paid in cash in the first quarter of the year following vesting. Payouts under performance share units vary based on certain performance criteria generally set for each year of a three-year performance period. The performance share units vest at the end of three years. The fair value of these awards is based on the trading price of our common stock and is remeasured at each reporting period date. The 2012 activity for our performance share units is as follows:

(Units in thousands)	Number of Units	Weighted-Average Grant Date Fair Value	
Outstanding at beginning of year, nonvested	859	$	22.98
Granted	535		27.76
Vested	(429)		(20.21)
Forfeited	(90)		(24.18)
Outstanding at end of year, nonvested	875	$	27.14

The fair value of the performance share units that vested and/or amounts paid under these awards during the respective periods is as follows:

(In millions)	2012	2011	2010
Fair value of awards vested	10	33	11
Cash paid	52	1	5

Note 13. Retirement Plans

Our defined benefit and defined contribution plans cover substantially all of our employees. A significant number of our U.S.-based employees participate in the Textron Retirement Plan, which is designed to be a "floor-offset" arrangement with both a defined benefit component and a defined contribution component. The defined benefit component of the arrangement includes the Textron Master Retirement Plan (TMRP) and the Bell Helicopter Textron Master Retirement Plan (BHTMRP), and the defined contribution component is the Retirement Account Plan (RAP). The defined benefit component provides a minimum guaranteed benefit (or "floor" benefit). Under the RAP, participants are eligible to receive contributions from Textron of 2% of their eligible compensation but may not make contributions to the plan. Upon retirement, participants receive the greater of the floor benefit or the value of the RAP. Both the TMRP and the BHTMRP are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective on January 1, 2010, the Textron Retirement Plan was closed to new participants, and employees hired after that date receive an additional 4% annual cash contribution to their Textron Savings Plan account based on their eligible compensation.

We also have domestic and foreign funded and unfunded defined benefit pension plans that cover certain of our U.S. and foreign employees. In addition, several defined contribution plans are sponsored by our various businesses. The largest such plan is the Textron Savings Plan, which is a qualified 401(k) plan subject to ERISA in which a significant number of our U.S.-based employees participate. Our defined contribution plans cost approximately $88 million, $85 million and $88 million in 2012, 2011 and 2010, respectively; these amounts include $21 million, $23 million and $25 million, respectively, in contributions to the RAP. We also provide postretirement benefits other than pensions for certain retired employees in the U.S., which include healthcare, dental care, Medicare Part B reimbursement and life insurance benefits.

Periodic Benefit Cost

The components of our net periodic benefit cost and other amounts recognized in OCI are as follows:

	Pension Benefits			Postretirement Benefits Other than Pensions		
(In millions)	2012	2011	2010	2012	2011	2010
Net periodic benefit cost						
Service cost	$ 119	$ 129	$ 124	$ 6	$ 8	$ 8
Interest cost	305	327	328	25	33	34
Expected return on plan assets	(407)	(393)	(385)	—	—	—
Amortization of prior service cost (credit)	16	16	16	(11)	(8)	(4)
Amortization of net actuarial loss	118	75	41	7	11	11
Curtailment and special termination charges	—	(1)	2	—	—	—
Net periodic benefit cost	$ 151	$ 153	$ 126	$ 27	$ 44	$ 49
Other changes in plan assets and benefit obligations recognized in OCI, including foreign exchange						
Current year actuarial loss (gain)	$ 402	$ 556	$ 171	$ 15	$ (17)	$ —
Current year prior service cost (credit)	—	7	5	(2)	(23)	(16)
Amortization of net actuarial loss	(118)	(75)	(41)	(7)	(11)	(11)
Amortization of prior service credit (cost)	(16)	(16)	(16)	11	8	4
Curtailments and settlements	—	1	(1)	—	—	—
Total recognized in OCI, before taxes	$ 268	$ 473	$ 118	$ 17	$ (43)	$ (23)
Total recognized in net periodic benefit cost and OCI	$ 419	$ 626	$ 244	$ 44	$ 1	$ 26

The estimated amount that will be amortized from Accumulated other comprehensive loss into net periodic pension costs in 2013 is as follows:

(In millions)	Pension Benefits	Postretirement Benefits Other than Pensions
Net actuarial loss	$ 184	$ 7
Prior service cost (credit)	15	(11)
	$ 199	$ (4)

Obligations and Funded Status

All of our plans are measured as of our fiscal year-end. The changes in the projected benefit obligation and in the fair value of plan assets, along with our funded status, are as follows:

	Pension Benefits		Postretirement Benefits Other than Pensions	
(In millions)	2012	2011	2012	2011
Change in benefit obligation				
Benefit obligation at beginning of year	$ 6,325	$ 5,877	$ 561	$ 614
Service cost	119	129	6	8
Interest cost	305	327	25	33
Amendments	—	7	(2)	(23)
Plan participants' contributions	—	—	5	5
Actuarial losses (gains)	644	331	15	(17)
Benefits paid	(360)	(339)	(52)	(59)
Foreign exchange rate changes	29	(7)	—	—
Other	(9)	—	6	—
Benefit obligation at end of year	$ 7,053	$ 6,325	$ 564	$ 561
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	$ 5,013	$ 4,559		
Actual return on plan assets	649	167		
Employer contributions	389	628		
Benefits paid	(360)	(339)		
Foreign exchange rate changes	24	(3)		
Settlements and disbursements	—	1		
Fair value of plan assets at end of year	$ 5,715	$ 5,013		
Funded status at end of year	$ (1,338)	$ (1,312)	$ (564)	$ (561)

Amounts recognized in our balance sheets are as follows:

	Pension Benefits		Postretirement Benefits Other than Pensions	
(In millions)	2012	2011	2012	2011
Non-current assets	$ 61	$ 54	$ —	$ —
Current liabilities	(26)	(23)	(52)	(56)
Non-current liabilities	(1,373)	(1,343)	(512)	(505)
Recognized in Accumulated other comprehensive loss, pre-tax:				
Net loss	2,750	2,455	99	91
Prior service cost (credit)	113	129	(41)	(50)

The accumulated benefit obligation for all defined benefit pension plans was $6.6 billion and $6.0 billion at December 29, 2012 and December 31, 2011, respectively, which included $388 million and $360 million, respectively, in accumulated benefit obligations for unfunded plans where funding is not permitted or in foreign environments where funding is not feasible.

Pension plans with accumulated benefit obligations exceeding the fair value of plan assets are as follows:

(In millions)	2012	2011
Projected benefit obligation	$ 6,869	$ 6,153
Accumulated benefit obligation	6,404	5,784
Fair value of plan assets	5,470	4,786

Assumptions

The weighted-average assumptions we use for our pension and postretirement plans are as follows:

	Pension Benefits			Postretirement Benefits Other than Pensions		
	2012	2011	2010	2012	2011	2010
Net periodic benefit cost						
Discount rate	4.94%	5.71%	6.20%	4.75%	5.50%	5.50%
Expected long-term rate of return on assets	7.58%	7.84%	8.26%			
Rate of compensation increase	3.49%	3.99%	4.00%			
Benefit obligations at year-end						
Discount rate	4.23%	4.95%	5.71%	3.75%	4.75%	5.50%
Rate of compensation increases	3.48%	3.49%	3.99%			

Assumed healthcare cost trend rates are as follows:

	2012	2011
Medical cost trend rate	8.4%	9.0%
Prescription drug cost trend rate	8.4%	9.0%
Rate to which medical and prescription drug cost trend rates will gradually decline	5.0%	5.0%
Year that the rates reach the rate where we assume they will remain	2021	2021

These assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement benefits other than pensions. A one-percentage-point change in these assumed healthcare cost trend rates would have the following effects:

(In millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 3	$ (2)
Effect on postretirement benefit obligations other than pensions	41	(36)

Pension Assets

The expected long-term rate of return on plan assets is determined based on a variety of considerations, including the established asset allocation targets and expectations for those asset classes, historical returns of the plans' assets and other market considerations. We invest our pension assets with the objective of achieving a total rate of return, over the long term, sufficient to fund future pension obligations and to minimize future pension contributions. We are willing to tolerate a commensurate level of risk to achieve this objective based on the funded status of the plans and the long-term nature of our pension liability. Risk is controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes, investment styles and investment managers. All of the assets are managed by external investment managers, and the majority of the assets are actively managed. Where possible, investment managers are prohibited from owning our stock in the portfolios that they manage on our behalf.

For U.S. plan assets, which represent the majority of our plan assets, asset allocation target ranges are established consistent with our investment objectives, and the assets are rebalanced periodically. For foreign plan assets, allocations are based on expected cash flow needs and assessments of the local practices and markets. Our target allocation ranges are as follows:

U.S. Plan Assets	
Domestic equity securities	26% to 40%
International equity securities	11% to 22%
Debt securities	26% to 34%
Private equity partnerships	5% to 11%
Real estate	7% to 13%
Hedge funds	0% to 5%
Foreign Plan Assets	
Equity securities	36% to 70%
Debt securities	30% to 60%
Real estate	3% to 17%

The fair value of total pension plan assets by major category and level in the fair value hierarchy as defined in Note 9 is as follows:

(In millions)	December 29, 2012 Level 1	December 29, 2012 Level 2	December 29, 2012 Level 3	December 31, 2011 Level 1	December 31, 2011 Level 2	December 31, 2011 Level 3
Cash and equivalents	$ 16	$ 157	$ —	$ 14	$ 183	$ —
Equity securities:						
Domestic	1,149	560	—	1,017	482	—
International	981	268	—	777	233	—
Debt securities:						
National, state and local governments	594	318	—	630	254	—
Corporate debt	13	647	—	34	494	—
Asset-backed securities	1	91	—	3	74	—
Private equity partnerships	—	—	308	—	—	314
Real estate	—	—	508	—	—	407
Hedge funds	—	—	104	—	—	97
Total	$ 2,754	$ 2,041	$ 920	$ 2,475	$ 1,720	$ 818

Cash equivalents and equity and debt securities include comingled funds, which represent investments in funds offered to institutional investors that are similar to mutual funds in that they provide diversification by holding various equity and debt securities. Since these comingled funds are not quoted on any active market, they are priced based on the relative value of the underlying equity and debt investments and their individual prices at any given time; accordingly, they are classified as Level 2. Debt securities are valued based on same day actual trading prices, if available. If such prices are not available, we use a matrix pricing model with historical prices, trends and other factors.

Private equity partnerships represent investments in funds, which, in turn, invest in stocks and debt securities of companies that, in most cases, are not publicly traded. These partnerships are valued using income and market methods that include cash flow projections and market multiples for various comparable companies. Real estate includes owned properties and investments in partnerships. Owned properties are valued using certified appraisals at least every three years, which then are updated at least annually by the real estate investment manager, who considers current market trends and other available information. These appraisals generally use the standard methods for valuing real estate, including forecasting income and identifying current transactions for comparable real estate to arrive at a fair value. Real estate partnerships are valued similar to private equity partnerships, with the general partner using standard real estate valuation methods to value the real estate properties and securities held within their fund portfolios. We believe these assumptions are consistent with assumptions that market participants would use in valuing these investments.

Hedge funds represent an investment in a diversified fund of hedge funds of which we are the sole investor. The fund invests in portfolio funds that are not publicly traded and are managed by various portfolio managers. Investments in portfolio funds are typically valued on the basis of the most recent price or valuation provided by the relevant fund's administrator. The administrator for the fund aggregates these valuations with the other assets and liabilities to calculate the net asset value of the fund.

The table below presents a reconciliation of the beginning and ending balances for fair value measurements that use significant unobservable inputs (Level 3) by major category:

(In millions)	Hedge Funds	Private Equity Partnerships	Real Estate
Balance at beginning of year	$ 97	$ 314	$ 407
Actual return on plan assets:			
Related to assets still held at reporting date	7	(7)	26
Related to assets sold during the period	—	34	3
Purchases, sales and settlements, net	—	(33)	72
Balance at end of year	$ 104	$ 308	$ 508

Estimated Future Cash Flow Impact

Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Our funding policy is consistent with applicable laws and regulations. In 2013, we expect to contribute approximately $180 million to fund our qualified pension plans, non-qualified plans and foreign plans. Additionally, we expect to contribute $22 million to the RAP. We do not expect to contribute to our other postretirement benefit plans. Benefit payments provided below reflect expected future employee service, as appropriate, are expected to be paid, net of estimated participant contributions. These payments are based on the same assumptions used to measure our benefit obligation at the end of fiscal 2012. While pension benefit payments primarily will be paid out of qualified pension trusts, we will pay postretirement benefits other than pensions out of our general corporate assets. Benefit payments that we expect to pay are as follows:

(In millions)	2013	2014	2015	2016	2017	2018-2022
Pension benefits	$ 353	$ 356	$ 360	$ 367	$ 373	$ 2,003
Post-retirement benefits other than pensions	54	52	50	49	46	191

Note 14. Income Taxes

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns within and outside the U.S. For all of our U.S. subsidiaries, we file a consolidated federal income tax return. Income from continuing operations before income taxes is as follows:

(In millions)	2012	2011	2010
U.S.	$ 644	$ 137	$ (63)
Non-U.S.	197	200	149
Total income from continuing operations before income taxes	$ 841	$ 337	$ 86

Income tax expense (benefit) for continuing operations is summarized as follows:

(In millions)	2012	2011	2010
Current:			
Federal	$ 40	$ (23)	$ (79)
State	9	15	3
Non-U.S.	29	29	19
	78	21	(57)
Deferred:			
Federal	169	67	59
State	23	1	(5)
Non-U.S.	(10)	6	(3)
	182	74	51
Income tax expense (benefit)	$ 260	$ 95	$ (6)

The current federal and state provisions for 2012 and 2011 included $25 million and $37 million, respectively, of tax related to the sale of certain leveraged leases in the Finance segment for which we had previously recorded significant deferred tax liabilities.

The following table reconciles the federal statutory income tax rate to our effective income tax rate for continuing operations:

	2012	2011	2010
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:			
State income taxes	2.2	3.1	(2.7)
Non-U.S. tax rate differential and foreign tax credits	(5.4)	(9.4)	(60.5)
Unrecognized tax benefits and interest	0.2	1.2	17.5
Cash surrender value of life insurance	(0.5)	(1.5)	(5.1)
Nondeductible healthcare claims	—	—	12.7
Change in status of subsidiaries	—	—	12.0
Research credit	—	(2.5)	(5.4)
Valuation allowance on contingent receipts	—	—	(2.0)
Other, net	(0.6)	2.2	(7.9)
Effective rate	30.9%	28.1%	(6.4)%

The amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and non-U.S. tax authorities, which may result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties are accrued, where applicable. If we do not believe that it is not more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to settlement of income tax examinations, new regulatory or judicial pronouncements, expiration of statutes of limitations or other relevant events. As a result, our effective tax rate may fluctuate significantly on a quarterly and annual basis.

Our unrecognized tax benefits represent tax positions for which reserves have been established. Unrecognized state tax benefits and interest related to unrecognized tax benefits are reflected net of applicable tax benefits. A reconciliation of our unrecognized tax benefits, excluding accrued interest, is as follows:

(In millions)	December 29, 2012	December 31, 2011
Balance at beginning of year	$ 294	$ 285
Additions for tax positions related to current year	5	8
Additions for tax positions of prior years	2	8
Reductions for tax positions of prior years	(3)	(7)
Reductions for expiration of statute of limitations and settlements	(8)	—
Balance at end of year	$ 290	$ 294

At December 29, 2012 and December 31, 2011, approximately $204 million and $206 million, respectively, of these unrecognized tax benefits, if recognized, would favorably affect our effective tax rate in a future period. The remaining $86 million in unrecognized tax benefits were related to discontinued operations. Based on the outcome of appeals proceedings and the expiration of statutes of limitations, it is possible that certain audit cycles for U.S. and foreign jurisdictions could be completed during the next 12 months, which could result in a change in our balance of unrecognized tax benefits with the aggregate tax effect of the differences between tax return positions and the benefits being recognized in our financial statements. Although the outcome of these matters cannot be determined, we believe adequate provision has been made for any potential unfavorable financial statement impact.

In the normal course of business, we are subject to examination by taxing authorities throughout the world, including major jurisdictions such as Canada, China, Germany, Japan and the U.S. With few exceptions, we no longer are subject to U.S. federal, state and local income tax examinations for years before 1997. We are no longer subject to non-U.S. income tax examinations in our major jurisdictions for years before 2005.

During 2012, 2011 and 2010, we recognized net tax-related interest expense totaling approximately $9 million, $10 million and $19 million, respectively, in the Consolidated Statements of Operations. At December 29, 2012 and December 31, 2011, we had a total of $134 million and $132 million, respectively, of net accrued interest expense included in our Consolidated Balance Sheets.

The tax effects of temporary differences that give rise to significant portions of our net deferred tax assets and liabilities are as follows:

(In millions)	December 29, 2012	December 31, 2011
Deferred tax assets		
Obligation for pension and postretirement benefits	$ 643	$ 635
Accrued expenses*	205	193
Deferred compensation	180	196
Loss carryforwards	81	74
Valuation allowance on finance receivables held for sale	40	130
Allowance for credit losses	39	68
Inventory	30	38
Deferred income	29	52
Other, net	168	172
Total deferred tax assets	1,415	1,558
Valuation allowance for deferred tax assets	(165)	(189)
	$ 1,250	$ 1,369
Deferred tax liabilities		
Leasing transactions	$ (217)	$ (285)
Property, plant and equipment, principally depreciation	(138)	(145)
Amortization of goodwill and other intangibles	(110)	(111)
Total deferred tax liabilities	(465)	(541)
Net deferred tax asset	$ 785	$ 828

* *Accrued expenses includes warranty and product maintenance reserves, self-insured liabilities, interest and restructuring reserves.*

We believe that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not more than likely, a valuation allowance is provided.

The following table presents the breakdown between current and long-term net deferred tax assets:

(In millions)	December 29, 2012	December 31, 2011
Current	$ 256	$ 288
Non-current	591	532
	847	820
Finance group's net deferred tax asset (liability)	(62)	8
Net deferred tax asset	$ 785	$ 828

Our net operating loss and credit carryforwards at December 29, 2012 are as follows:

(In millions)	
Non-U.S. net operating loss with no expiration	$ 94
Non-U.S. net operating loss expiring through 2032	50
State net operating loss and tax credits, net of tax benefits, expiring through 2032	49
U.S. federal tax credits beginning to expire in 2021	19

The undistributed earnings of our non-U.S. subsidiaries approximated $604 million at December 29, 2012. We consider the undistributed earnings to be indefinitely reinvested; therefore, we have not provided a deferred tax liability for any residual U.S. tax that may be due upon repatriation of these earnings. Because of the effect of U.S. foreign tax credits, it is not practicable to estimate the amount of tax that might be payable on these earnings in the event they no longer are indefinitely reinvested.

Note 15. Contingencies and Commitments

We are subject to legal proceedings and other claims arising out of the conduct of our business, including proceedings and claims relating to commercial and financial transactions; government contracts; compliance with applicable laws and regulations; production partners; product liability; employment; and environmental, safety and health matters. Some of these legal proceedings and claims seek damages, fines or penalties in substantial amounts or remediation of environmental contamination. As a government contractor, we are subject to audits, reviews and investigations to determine whether our operations are being conducted in accordance with applicable regulatory requirements. Under federal government procurement regulations, certain claims brought by the U.S. Government could result in our being suspended or debarred from U.S. Government contracting for a period of time. On the basis of information presently available, we do not believe that existing proceedings and claims will have a material effect on our financial position or results of operations.

In the ordinary course of business, we enter into standby letter of credit agreements and surety bonds with financial institutions to meet various performance and other obligations. These outstanding letter of credit arrangements and surety bonds aggregated to approximately $323 million and $260 million at the end of 2012 and 2011, respectively.

Environmental Remediation

As with other industrial enterprises engaged in similar businesses, we are involved in a number of remedial actions under various federal and state laws and regulations relating to the environment that impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which hazardous wastes or materials were disposed or released. Our accrued environmental liabilities relate to installation of remediation systems, disposal costs, U.S. Environmental Protection Agency oversight costs, legal fees, and operating and maintenance costs for both currently and formerly owned or operated facilities. Circumstances that can affect the reliability and precision of the accruals include the identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur. We believe that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on our financial position or results of operations.

Based upon information currently available, we estimate that our potential environmental liabilities are within the range of $44 million to $188 million. At December 29, 2012, environmental reserves of approximately $73 million have been established to address these specific estimated liabilities. We estimate that we will likely pay our accrued environmental remediation liabilities over the next five to 10 years and have classified $20 million as current liabilities. Expenditures to evaluate and remediate contaminated sites approximated $15 million, $9 million and $10 million in 2012, 2011 and 2010, respectively.

Leases

Rental expense approximated $97 million in 2012, $93 million in 2011 and $92 million in 2010. Future minimum rental commitments for noncancelable operating leases in effect at December 29, 2012 approximated $58 million for 2013, $46 million for 2014, $37 million for 2015, $31 million for 2016, $22 million for 2017 and a total of $150 million thereafter.

Note 16. Supplemental Cash Flow Information

We have made the following cash payments:

(In millions)	2012	2011	2010
Interest paid:			
Manufacturing group	$ 135	$ 135	$ 145
Finance group	64	89	127
Taxes paid, net of refunds received:			
Manufacturing group	(7)	30	59
Finance group	43	(65)	101

Cash paid for interest by the Finance group included amounts paid to the Manufacturing group of $11 million, $26 million and $32 million in 2012, 2011 and 2010, respectively.

In 2012 and 2010, net taxes paid by the Finance group included payments of $111 million and $103 million primarily from settlements related to the IRS's challenge of tax deductions claimed in prior years for certain leveraged lease transactions.

Note 17. Segment and Geographic Data

We operate in, and report financial information for, the following five business segments: Cessna, Bell, Textron Systems, Industrial and Finance. The accounting policies of the segments are the same as those described in Note 1.

Cessna products include Citation business jets, Caravan turboprops, single-engine piston aircraft, and aftermarket services sold to a diverse base of corporate and individual buyers.

Bell products include military and commercial helicopters, tiltrotor aircraft and related spare parts and services for U.S. and non-U.S. governments in the defense and aerospace industries and general aviation markets.

Textron Systems products include armored security vehicles, advanced marine craft, precision weapons, airborne and ground-based surveillance systems and services, Unmanned Aircraft Systems, training and simulation systems and countersniper devices, and intelligence and situational awareness software for U.S. and non-U.S. governments in the defense and aerospace industries and general aviation markets.

Industrial products and markets include the following:

- Kautex products include blow-molded plastic fuel systems, windshield and headlamp washer systems, selective catalytic reduction systems, engine camshafts and other parts that are marketed primarily to automobile original equipment manufacturers, as well as plastic bottles and containers for various uses;
- Greenlee products include powered equipment, electrical test and measurement instruments, hand and hydraulic powered tools, and electrical and fiber optic assemblies, principally used in the electrical construction and maintenance, plumbing, wiring, telecommunications and data communications industries; and
- E-Z-GO and Jacobsen products include golf cars; professional turf-maintenance equipment; and off-road, utility, light transportation and specialized turf-care vehicles that are marketed primarily to golf courses, resort communities, municipalities, sporting venues, and commercial and industrial users.

The Finance segment provides commercial loans and leases for new Cessna aircraft and Bell helicopters and, to a limited extent, for new E-Z-GO and Jacobsen equipment through our captive finance business.

Segment profit is an important measure used for evaluating performance and for decision-making purposes. Segment profit for the manufacturing segments excludes interest expense, certain corporate expenses and special charges. The measurement for the Finance segment excludes special charges and includes interest income and expense along with intercompany interest expense. Provisions for losses on finance receivables involving the sale or lease of our products are recorded by the selling manufacturing division when our Finance group has recourse to the Manufacturing group.

Our revenues by segment, along with a reconciliation of segment profit (loss) to income from continuing operations before income taxes, are as follows:

	Revenues			Segment Profit (Loss)		
(In millions)	2012	2011	2010	2012	2011	2010
Cessna	$ 3,111	$ 2,990	$ 2,563	$ 82	$ 60	$ (29)
Bell	4,274	3,525	3,241	639	521	427
Textron Systems	1,737	1,872	1,979	132	141	230
Industrial	2,900	2,785	2,524	215	202	162
Finance	215	103	218	64	(333)	(237)
Total	$ 12,237	$ 11,275	$ 10,525	$ 1,132	$ 591	$ 553
Special charges				—	—	(190)
Corporate expenses and other, net				(148)	(114)	(137)
Interest expense, net for Manufacturing group				(143)	(140)	(140)
Income from continuing operations before income taxes				$ 841	$ 337	$ 86

Revenues by major product type are summarized below:

(In millions)	Revenues 2012	2011	2010
Rotor aircraft	$ 4,274	$ 3,525	$ 3,241
Fixed-wing aircraft	3,111	2,990	2,563
Unmanned aircraft systems, armored security vehicles, precision weapons and other	1,737	1,872	1,979
Fuel systems and functional components	1,842	1,823	1,640
Powered tools, testing and measurement equipment	398	402	330
Golf, turf-care, and light transportation vehicles	660	560	554
Finance	215	103	218
Total	$ 12,237	$ 11,275	$ 10,525

Our revenues included sales to the U.S. Government of approximately $3.6 billion, $3.5 billion and $3.6 billion in 2012, 2011 and 2010, respectively, primarily in the Bell and Textron Systems segments.

Other information by segment is provided below:

	Assets		Capital Expenditures			Depreciation and Amortization		
(In millions)	December 29, 2012	December 31, 2011	2012	2011	2010	2012	2011	2010
Cessna	$ 2,224	$ 2,078	$ 93	$ 101	$ 47	$ 102	$ 109	$ 106
Bell	2,399	2,247	172	184	123	102	95	92
Textron Systems	1,987	1,948	108	37	41	75	85	81
Industrial	1,755	1,664	97	94	51	70	72	72
Finance	2,322	3,213	—	—	—	25	32	31
Corporate	2,346	2,465	10	7	8	9	10	11
Total	$ 13,033	$ 13,615	$ 480	$ 423	$ 270	$ 383	$ 403	$ 393

Geographic Data

Presented below is selected financial information of our continuing operations by geographic area:

	Revenues*			Property, Plant and Equipment, net**	
(In millions)	2012	2011	2010	December 29, 2012	December 31, 2011
United States	$ 7,586	$ 7,138	$ 6,688	$ 1,644	$ 1,557
Europe	1,655	1,577	1,448	275	236
Canada	447	289	347	106	100
Latin America and Mexico	893	820	815	43	36
Asia and Australia	1,264	1,032	776	82	76
Middle East and Africa	392	419	451	—	—
Total	$ 12,237	$ 11,275	$ 10,525	$ 2,150	$ 2,005

** Revenues are attributed to countries based on the location of the customer.*

*** Property, plant and equipment, net are based on the location of the asset.*

Quarterly Data

(Unaudited)	2012				2011			
(Dollars in millions, except per share amounts)	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Revenues								
Cessna	$ 669	$ 763	$ 778	$ 901	$ 556	$ 652	$ 771	$ 1,011
Bell	994	1,056	1,075	1,149	749	872	894	1,010
Textron Systems	377	389	400	571	445	452	462	513
Industrial	755	756	683	706	703	719	655	708
Finance	61	55	64	35	26	33	32	12
Total revenues	$ 2,856	$ 3,019	$ 3,000	$ 3,362	$ 2,479	$ 2,728	$ 2,814	$ 3,254
Segment profit								
Cessna (a)	$ (6)	$ 35	$ 30	$ 23	$ (38)	$ 5	$ 33	$ 60
Bell	145	152	165	177	91	120	143	167
Textron Systems (b)	35	40	21	36	53	49	47	(8)
Industrial	73	61	38	43	61	55	37	49
Finance (c)	12	22	28	2	(44)	(33)	(24)	(232)
Total segment profit	259	310	282	281	123	196	236	36
Corporate expenses and other, net	(47)	(20)	(38)	(43)	(39)	(23)	(13)	(39)
Interest expense, net for Manufacturing group	(35)	(35)	(35)	(38)	(38)	(38)	(37)	(27)
Income tax (expense) benefit	(57)	(82)	(67)	(54)	(15)	(43)	(50)	13
Income (loss) from continuing operations	120	173	142	146	31	92	136	(17)
Income (loss) from discontinued operations, net of income taxes	(2)	(1)	9	2	(2)	(2)	6	(2)
Net income (loss)	$ 118	$ 172	$ 151	$ 148	$ 29	$ 90	$ 142	$ (19)
Basic earnings per share								
Continuing operations	$ 0.43	$ 0.61	$ 0.51	$ 0.52	$ 0.11	$ 0.33	$ 0.49	$ (0.06)
Discontinued operations	(0.01)	—	0.03	0.01	(0.01)	(0.01)	0.02	(0.01)
Basic earnings per share	$ 0.42	$ 0.61	$ 0.54	$ 0.53	$ 0.10	$ 0.32	$ 0.51	$ (0.07)
Basic average shares outstanding *(In thousands)*	280,022	281,114	281,813	277,780	276,358	277,406	278,090	278,881
Diluted earnings per share (d)								
Continuing operations	$ 0.41	$ 0.58	$ 0.48	$ 0.50	$ 0.10	$ 0.29	$ 0.45	$ (0.06)
Discontinued operations	(0.01)	—	0.03	0.01	(0.01)	—	0.02	(0.01)
Diluted earnings per share	$ 0.40	$ 0.58	$ 0.51	$ 0.51	$ 0.09	$ 0.29	$ 0.47	$ (0.07)
Diluted average shares outstanding *(In thousands)*	294,632	295,547	296,920	291,562	319,119	315,208	300,866	278,881
Segment profit margins								
Cessna	(0.9)%	4.6%	3.9%	2.6%	(6.8)%	0.8%	4.3%	5.9%
Bell	14.6	14.4	15.3	15.4	12.1	13.8	16.0	16.5
Textron Systems	9.3	10.3	5.3	6.3	11.9	10.8	10.2	(1.6)
Industrial	9.7	8.1	5.6	6.1	8.7	7.6	5.6	6.9
Finance	19.7	40.0	43.8	5.7	(169.2)	(100.0)	(75.0)	(1,933.3)
Segment profit margin	9.1%	10.3%	9.4%	8.4%	5.0%	7.2%	8.4%	1.1%
Common stock information								
Price range: High	$ 28.29	$ 29.18	$ 28.80	$ 26.75	$ 28.87	$ 28.65	$ 25.17	$ 20.41
Low	$ 18.37	$ 21.97	$ 22.15	$ 22.84	$ 23.50	$ 20.86	$ 14.66	$ 16.37
Dividends declared per share	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.02

(a) The fourth quarter of 2012 included a $27 million charge related to an award against Cessna in an arbitration proceeding.

(b) The fourth quarter of 2011 included a $41 million impairment charge to write down certain intangible assets and approximately $19 million in severance costs related to a workforce reduction.

(c) The fourth quarter of 2011 included a $186 million initial mark-to-market adjustment for remaining finance receivables in the Golf Mortgage portfolio that were transferred to the held for sale classification.

(d) For the fourth quarter of 2011, the potential dilutive effect of stock options, restricted stock units and the shares that could be issued upon the conversion of our convertible senior notes and upon the exercise of the related warrants was excluded from the computation of diluted weighted-average shares outstanding as the shares would have an anti-dilutive effect on the loss from continuing operations.

Schedule II — Valuation and Qualifying Accounts

(In millions)	2012	2011	2010
Allowance for doubtful accounts			
Balance at beginning of year	$ 18	$ 20	$ 23
Charged to costs and expenses	4	7	2
Deductions from reserves*	(3)	(9)	(5)
Balance at end of year	$ 19	$ 18	$ 20
Inventory FIFO reserves			
Balance at beginning of year	$ 134	$ 133	$ 158
Charged to costs and expenses	42	35	54
Deductions from reserves*	(40)	(34)	(79)
Balance at end of year	$ 136	$ 134	$ 133

* *Deductions primarily include amounts written off on uncollectable accounts (less recoveries), inventory disposals and currency translation adjustments.*

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures — We have carried out an evaluation, under the supervision and with the participation of our management, including our Chairman, President and Chief Executive Officer (CEO) and our Executive Vice President and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Act")) as of the end of the fiscal year covered by this report. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in providing reasonable assurance that (a) the information required to be disclosed by us in the reports that we file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (b) such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Report of Management — See page 41.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting — See page 42.

Changes in Internal Controls — There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information appearing under "ELECTION OF DIRECTORS— Nominees for Director," "—The Board of Directors— *Corporate Governance*," "—The Board of Directors— *Code of Ethics*," "–Board Committees— *Audit Committee*," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Proxy Statement for our Annual Meeting of Shareholders to be held on April 24, 2013 is incorporated by reference into this Annual Report on Form 10-K.

Information regarding our executive officers is contained in Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information appearing under "ELECTION OF DIRECTORS — The Board of Directors-- *Compensation of Directors*," "ELECTION OF DIRECTORS — Board Committees-- *Compensation Committee Interlocks and Insider Participation*," "COMPENSATION COMMITTEE REPORT," "COMPENSATION DISCUSSION AND ANALYSIS" and "EXECUTIVE COMPENSATION" in the Proxy Statement for our Annual Meeting of Shareholders to be held on April 24, 2013 is incorporated by reference into this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing under "SECURITY OWNERSHIP" and "EXECUTIVE COMPENSATION – Equity Compensation Plan Information" in the Proxy Statement for our Annual Meeting of Shareholders to be held on April 24, 2013 is incorporated by reference into this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information appearing under "ELECTION OF DIRECTORS — The Board of Directors--*Director Independence*" and "EXECUTIVE COMPENSATION — Transactions with Related Persons" in the Proxy Statement for our Annual Meeting of Shareholders to be held on April 24, 2013 is incorporated by reference into this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services

The information appearing under "RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — Fees to Independent Auditors" in the Proxy Statement for our Annual Meeting of Shareholders to be held on April 24, 2013 is incorporated by reference into this Annual Report on Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements and Schedules — See Index on Page 40.

Exhibits

3.1A	Restated Certificate of Incorporation of Textron as filed with the Secretary of State of Delaware on April 29, 2010. Incorporated by reference to Exhibit 3.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010.
3.1B	Certificate of Amendment of Restated Certificate of Incorporation of Textron Inc., filed with the Secretary of State of Delaware on April 27, 2011. Incorporated by reference to Exhibit 3.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2011.
3.2	Amended and Restated By-Laws of Textron Inc., effective April 28, 2010 and as further amended April 27, 2011. Incorporated by reference to Exhibit 3.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2011.
4.1	Support Agreement dated as of May 25, 1994, between Textron Inc. and Textron Financial Corporation. Incorporated by reference to Exhibit 4.1 to Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
NOTE:	Instruments defining the rights of holders of certain issues of long-term debt of Textron have not been filed as exhibits because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of Textron and its subsidiaries on a consolidated basis. Textron agrees to furnish a copy of each such instrument to the Commission upon request.
NOTE:	Exhibits 10.1 through 10.19 below are management contracts or compensatory plans, contracts or agreements.
10.1A	Textron Inc. 2007 Long-Term Incentive Plan (Amended and Restated as of April 28, 2010). Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012.
10.1B	Form of Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007.
10.1C	Form of Incentive Stock Option Agreement. Incorporated by reference to Exhibit 10.3 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007.
10.1D	Form of Restricted Stock Unit Grant Agreement. Incorporated by reference to Exhibit 10.4 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007.
10.1E	Form of Restricted Stock Unit Grant Agreement with Dividend Equivalents. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008.
10.1F	Form of Cash-Settled Restricted Stock Unit Grant Agreement with Dividend Equivalents. Incorporated by reference to Exhibit 10.1G to Textron's Annual Report on Form 10-K for the fiscal year ended January 3, 2009.
10.1G	Form of Performance Share Unit Grant Agreement. Incorporated by reference to Exhibit 10.1H to Textron's Annual Report on Form 10-K for the fiscal year ended January 3, 2009.

10.1H	Form of Performance Cash Unit Grant Agreement. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009.
10.2	Textron Inc. Short-Term Incentive Plan (As amended and restated effective January 3, 2010). Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010.
10.3A	Textron Inc. 1999 Long-Term Incentive Plan for Textron Employees (Amended and Restated Effective April 28, 2010). Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010.
10.3B	Form of Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004. (SEC File No. 001-05480)
10.3C	Form of Incentive Stock Option Agreement. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004. (SEC File No. 001-05480)
10.4A	Textron Spillover Savings Plan, effective January 3, 2010, including Appendix A, Defined Contribution Provisions of the Supplemental Benefits Plan for Textron Key Executives (As in effect before January 1, 2008). Incorporated by reference to Exhibit 10.3 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010.
10.4B	Second Amendment to the Textron Spillover Savings Plan, dated December 21, 2012.
10.5A	Textron Spillover Pension Plan, As Amended and Restated Effective January 3, 2010, including Appendix A (as amended and restated effective January 3, 2010), Defined Benefit Provisions of the Supplemental Benefits Plan for Textron Key Executives (As in effect before January 1, 2007). Incorporated by reference to Exhibit 10.4 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010.
10.5B	Amendments to the Textron Spillover Pension Plan, dated October 12, 2011. Incorporated by reference to Exhibit 10.5B to Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
10.6	Supplemental Retirement Plan for Textron Key Executives, As Amended and Restated Effective January 3, 2010, including Appendix A, Provisions of the Supplemental Retirement Plan for Textron Key Executives (As in effect before January 1, 2008). Incorporated by reference to Exhibit 10.5 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010.
10.7	Deferred Income Plan for Textron Executives, Effective January 3, 2010, including Appendix A, Provisions of the Deferred Income Plan for Textron Key Executives (As in effect before January 1, 2008). Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010.
10.8A	Deferred Income Plan for Non-Employee Directors, As Amended and Restated Effective January 1, 2009, including Appendix A, Prior Plan Provisions (As in effect before January 1, 2008). Incorporated by reference to Exhibit 10.9 to Textron's Annual Report on Form 10-K for the fiscal year ended January 3, 2009.
10.8B	Amendment No. 1 to Deferred Income Plan for Non-Employee Directors, as Amended and Restated Effective January 1, 2009, dated as of November 6, 2012.
10.9	Survivor Benefit Plan for Textron Key Executives (As amended and restated effective January 3, 2010). Incorporated by reference to Exhibit 10.6 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010.
10.10A	Severance Plan for Textron Key Executives, As Amended and Restated Effective January 1, 2010. Incorporated by reference to Exhibit 10.10 to Textron's Annual Report on Form 10-K for the fiscal year ended January 2, 2010.
10.10B	First Amendment to the Severance Plan for Textron Key Executives, dated October 26, 2010. Incorporated by reference to Exhibit 10.10B to Textron's Annual Report on Form 10-K for the fiscal year ended January 1, 2011.
10.11	Form of Indemnity Agreement between Textron and its executive officers. Incorporated by reference to Exhibit A to Textron's Proxy Statement for its Annual Meeting of Shareholders on April 29, 1987. (SEC File No. 001-05480)

10.12 Form of Indemnity Agreement between Textron and its non-employee directors (approved by the Nominating and Corporate Governance Committee of the Board of Directors on July 21, 2009 and entered into with all non-employee directors, effective as of August 1, 2009). Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009.

10.13A Second Amended and Restated Employment Agreement between Textron and John D. Butler dated as of February 26, 2008. Incorporated by reference to Exhibit 10.3 to Textron's Current Report on Form 8-K filed February 28, 2008.

10.13B Letter Agreement between Textron and John D. Butler, dated June 4, 2012. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012.

10.14A Letter Agreement between Textron and Scott C. Donnelly, dated June 26, 2008. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2008.

10.14B Amendment to Letter Agreement between Textron and Scott C. Donnelly, dated December 16, 2008, together with Addendum No.1 thereto, dated December 23, 2008. Incorporated by reference to Exhibit 10.15B to Textron's Annual Report on Form 10-K for the fiscal year ended January 3, 2009.

10.14C Agreement between Textron and Scott C. Donnelly, dated May 1, 2009, related to Mr. Donnelly's personal use of a portion of hangar space at T.F. Green Airport which is leased by Textron. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009.

10.14D Hangar License and Services Agreement made and entered into on April 25, 2011 to be effective as of December 5, 2010, between Textron Inc. and Mr. Donnelly's limited liability company. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2011.

10.15A Letter Agreement between Textron and Frank Connor, dated July 27, 2009. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009.

10.15B Hangar License and Services Agreement made and entered into on April 25, 2011 to be effective as of December 5, 2010, between Textron Inc. and Mr. Connor's limited liability company. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2011.

10.16 Letter Agreement between Textron and Cheryl H. Johnson, dated June 12, 2012. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012.

10.17A Letter Agreement between Textron and E. Robert Lupone, dated December 22, 2011. Incorporated by reference to Exhibit 10.17 to Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

10.17B Amendment to letter agreement between Textron and E. Robert Lupone, dated July 27, 2012. Incorporated by reference to Exhibit 10.5 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2012.

10.18 Director Compensation. Incorporated by reference to Exhibit 10.21 to Textron's Annual Report on Form 10-K for the fiscal year ended December 29, 2007. (SEC File No. 001-05480)

10.19 Form of Aircraft Time Sharing Agreement between Textron and its executive officers. Incorporated by reference to Exhibit 10.3 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008.

10.20A Credit Agreement, dated as of March 23, 2011, among Textron, the Lenders listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A. and Bank of America, N.A., as Syndication Agents, and Deutsche Bank Securities Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Documentation Agents. Incorporated by reference to Exhibit 10.1 to Textron's Current Report on Form 8-K filed on March 28, 2011.

10.20B Amendment No. 1, dated as of April 13, 2011, to Credit Agreement, dated as of March 23, 2011, among Textron, the Lenders listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A. and Bank of America, N.A., as Syndication Agents, and Deutsche Bank Securities Inc. and The Bank of Tokyo-Mitsubishi

UFJ, Ltd., as Documentation Agents. Incorporated by reference to Exhibit 10.1 to Textron's Current Report on Form 8-K filed on April 15, 2011.

10.21A Master Services Agreement between Textron Inc. and Computer Sciences Corporation dated October 27, 2004. Incorporated by reference to Exhibit 10.26 to Textron's Annual Report on Form 10-K for the fiscal year ended January 1, 2005. * (SEC File No. 001-05480)

10.21B Amendment No. 4 to Master Services Agreement between Textron Inc. and Computer Sciences Corporation, dated July 1, 2007. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2007.

10.21C Amendment No. 5 to Master Services Agreement between Textron Inc. and Computer Sciences Corporation, dated as of March 13, 2008. * Incorporated by reference to Exhibit 10.22C to Textron's Annual Report on Form 10-K for the fiscal year ended January 1, 2011.

10.21D Amendment No. 6 to Master Services Agreement between Textron Inc. and Computer Sciences Corporation, dated as of June 17, 2009. Incorporated by reference to Exhibit 10.22D to Textron's Annual Report on Form 10-K for the fiscal year ended January 1, 2011.

10.21E Amendment No. 7 to Master Services Agreement between Textron Inc. and Computer Sciences Corporation, dated as of September 30, 2010. * Incorporated by reference to Exhibit 10.22E to Textron's Annual Report on Form 10-K for the fiscal year ended January 1, 2011.

10.22A Convertible Bond Hedge Transaction Confirmation, dated April 29, 2009, between Goldman, Sachs & Co. and Textron. Incorporated by reference to Exhibit 10.1 to Textron's Current Report on Form 8-K filed May 5, 2009.

10.22B Issuer Warrant Transaction Confirmation, dated April 29, 2009, between Goldman, Sachs & Co. and Textron. Incorporated by reference to Exhibit 10.2 to Textron's Current Report on Form 8-K filed May 5, 2009.

10.22C Convertible Bond Hedge Transaction Confirmation, dated April 29, 2009, between JPMorgan Chase Bank, National Association and Textron. Incorporated by reference to Exhibit 10.3 to Textron's Current Report on Form 8-K filed May 5, 2009.

10.22D Issuer Warrant Transaction Confirmation, dated April 29, 2009, between JPMorgan Chase Bank, National Association and Textron. Incorporated by reference to Exhibit 10.4 to Textron's Current Report on Form 8-K filed May 5, 2009.

10.22E Bond Hedge Amendment and Termination Agreement, dated October 25, 2011, with respect to each of the Convertible Bond Hedge Transaction Confirmations, dated April 29, 2009 and April 30, 2009, between Textron and Goldman, Sachs & Co. Incorporated by reference to Exhibit 10.1 to Textron's Current Report on Form 8-K filed October 25, 2011.

10.22F Warrant Amendment and Termination Agreement, dated October 25, 2011, with respect to each of the Issuer Warrant Transaction Confirmations, dated April 29, 2009 and April 30, 2009, as reformed, between Textron and Goldman, Sachs & Co. Incorporated by reference to Exhibit 10.2 to Textron's Current Report on Form 8-K filed October 25, 2011.

10.22G Bond Hedge Amendment and Termination Agreement, dated October 25, 2011, to each of the Convertible Bond Hedge Transaction Confirmations, dated April 29, 2009 and April 30, 2009, between Textron and JPMorgan Chase Bank, National Association. Incorporated by reference to Exhibit 10.3 to Textron's Current Report on Form 8-K filed October 25, 2011.

10.22H Warrant Amendment and Termination Agreement, dated October 25, 2011, to each of the Issuer Warrant Transaction Confirmations, dated April 29, 2009 and April 30, 2009, as reformed, between Textron and JPMorgan Chase Bank, National Association. Incorporated by reference to Exhibit 10.4 to Textron's Current Report on Form 8-K filed October 25, 2011.

10.22I Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between Goldman, Sachs & Co. and Textron. Incorporated by reference to Exhibit 10.9 to Textron's Current Report on Form 8-K filed May 5, 2009.

10.22J	Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between JPMorgan Chase Bank, National Association and Textron. Incorporated by reference to Exhibit 10.10 to Textron's Current Report on Form 8-K filed May 5, 2009.
10.22K	Amendment to Base Bond Hedge Transaction, dated June 29, 2012, between Goldman, Sachs & Co. and Textron Inc. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2012.
10.22L	Amendment to Base Warrant Transaction, dated June 29, 2012 between Goldman, Sachs & Co. and Textron Inc. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2012.
10.22M	Amendment to Base Bond Hedge Transaction, dated June 29, 2012, between JPMorgan Chase Bank, National Association and Textron Inc. Incorporated by reference to Exhibit 10.3 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2012.
10.22N	Amendment to Base Warrant Transaction, dated June 29, 2012 between JPMorgan Chase Bank, National Association and Textron Inc. Incorporated by reference to Exhibit 10.4 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2012.
12.1	Computation of ratio of income to fixed charges of Textron Inc.'s Manufacturing group.
12.2	Computation of ratio of income to fixed charges of Textron Inc., including all majority-owned subsidiaries.
21	Certain subsidiaries of Textron. Other subsidiaries, which considered in the aggregate do not constitute a significant subsidiary, are omitted from such list.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of attorney.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from Textron Inc.'s Annual Report on Form 10-K for the year ended December 29, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income (Loss), (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, (vi) the Notes to the Consolidated Financial Statements, and (vii) Schedule II – Valuation and Qualifying Accounts.

* Confidential Treatment has been requested for portions of this document.

Signatures

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 15th day of February 2013.

TEXTRON INC.
Registrant

By: /s/ Frank T. Connor
Frank T. Connor
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below on this 15th day of February 2013 by the following persons on behalf of the registrant and in the capacities indicated:

Name	Title
/s/ Scott C. Donnelly Scott C. Donnelly	Chairman, President and Chief Executive Officer (principal executive officer)
* Kathleen M. Bader	Director
* R. Kerry Clark	Director
* James T. Conway	Director
* Ivor J. Evans	Director
* Lawrence K. Fish	Director
* Joe T. Ford	Director
* Paul E. Gagné	Director
* Dain M. Hancock	Director
* Lord Powell of Bayswater KCMG	Director
* Lloyd G. Trotter	Director
* James L. Ziemer	Director
/s/ Frank T. Connor Frank T. Connor	Executive Vice President and Chief Financial Officer (principal financial officer)
/s/ Richard L. Yates Richard L. Yates	Senior Vice President and Corporate Controller (principal accounting officer)

*By: /s/ Jayne M. Donegan
Jayne M. Donegan, Attorney-in-fact

CORPORATE INFORMATION

Corporate Headquarters
Textron Inc.
40 Westminster Street
Providence, RI 02903
(401) 421-2800
www.textron.com

Annual Meeting
Textron's annual meeting of shareholders will be held on Wednesday, April 24, 2013, at 11 a.m. EDT at the Providence Biltmore Hotel, Providence, Rhode Island.

Transfer Agent, Registrar and Dividend Paying Agent
For shareholder services such as change of address, lost certificates or dividend checks, change in registered ownership or the Dividend Reinvestment Plan, write or call:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
phone: (866) 621-2790
email: info@amstock.com

Stock Exchange Information
(Symbol: TXT)

Textron common stock is listed on the New York Stock Exchange.

Investor Relations
Textron Inc.
Investor Relations
40 Westminster Street
Providence, RI 02903

Investor Relations line:
phone: (401) 457-2288
News media phone line:
phone: (401) 457-2362

For more information, visit our web site at www.textron.com.

Company Publications and General Information
To receive a copy of Textron's Forms 10-K and 10-Q, Proxy Statement or Annual Report without charge, visit our web site at www.textron.com, call (888) TXT-LINE or send a written request to Textron Investor Relations at the address listed above. For the most recent company news and earnings press releases, visit our web site at www.textron.com or call (888) TXT-LINE.

Textron is an Equal Opportunity Employer.

Textron Board of Directors
To contact the Textron Board of Directors or to report concerns or complaints about accounting, internal accounting controls or auditing matters, you may write to Board of Directors, Textron Inc., 40 Westminster Street, Providence, RI 02903; call (866) 698-6655 or (401) 457-2269; or send an email to textrondirectors@textron.com.

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USAF
0025

TEXTRON INC.
40 WESTMINSTER STREET ★ PROVIDENCE, RI 02903 ★ (401) 421-2800 ★ WWW.TEXTRON.COM



TEXTRON

NOTICE OF ANNUAL MEETING

To the Shareholders of Textron Inc.:

The 2013 annual meeting of shareholders of Textron Inc. will be held on Wednesday, April 24, 2013, at 11:00 a.m. at the Providence Biltmore Hotel, 11 Dorrance Street, Providence, Rhode Island for the following purposes:

1. To elect the eleven director nominees named in the proxy statement to hold office until the next annual shareholders' meeting;

2. To approve Textron's executive compensation on an advisory basis;

3. To ratify the appointment by the Audit Committee of Ernst & Young LLP as Textron's independent registered public accounting firm for 2013;

4. If properly presented at the meeting, to consider and act upon a shareholder proposal set forth at page 52 in the accompanying proxy statement, which is opposed by the Board of Directors; and

5. To transact any other business as may properly come before the meeting or any adjournment or postponement of the meeting.

You are entitled to vote all shares of common stock registered in your name at the close of business on March 1, 2013. If your shares are held in the name of your broker or bank and you wish to attend the meeting in person and vote your shares, your broker or bank must issue to you a proxy covering your shares.

Whether or not you plan to attend the meeting, we urge you to complete, sign and date the enclosed proxy card and return it in the accompanying postage-paid envelope as soon as possible so that your shares may be represented at the meeting. Shareholders of record also have the option of voting their shares via the Internet or by using a toll-free telephone number. Instructions on how to vote either via the Internet or by telephone are included on the proxy card.

A list of shareholders entitled to vote at the 2013 annual meeting will be open to examination by any shareholder, for any purpose germane to the meeting, for ten days prior to the meeting, at Textron's principal executive office, 40 Westminster Street, Providence, Rhode Island 02903.

By order of the Board of Directors,



E. Robert Lupone
Executive Vice President,
General Counsel and Secretary

Providence, Rhode Island
March 8, 2013

YOUR VOTE IS IMPORTANT

UNDER RECENT RULE CHANGES, BROKERS ARE NOT PERMITTED TO VOTE ON THE ELECTION OF DIRECTORS OR ON CERTAIN OTHER PROPOSALS WITHOUT INSTRUCTIONS FROM THE BENEFICIAL OWNER. THEREFORE, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER OR BANK, IT IS IMPORTANT THAT YOU VOTE. WE ENCOURAGE YOU TO VOTE PROMPTLY, EVEN IF YOU INTEND TO ATTEND THE ANNUAL MEETING.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 24, 2013:

The Company's Proxy Statement for the 2013 Annual Meeting of Shareholders, the Annual Report to Shareholders for the fiscal year ended December 29, 2012 and the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2012 are available at *www.textron.com* under "Investor Relations — Annual Report & Proxy Materials". The Company will provide by mail, without charge, a copy of its Annual Report on Form 10-K, at the request of registered shareholders. Please direct all inquiries to the Company at (401) 457-2353 or by submitting a written request to the Secretary at Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903.

Contents

TEXTRON INC.

PROXY STATEMENT

General

This proxy statement, which is being mailed on or about March 8, 2013, to each person entitled to receive the accompanying notice of annual meeting, is furnished in connection with the solicitation by the Board of Directors of Textron Inc. of proxies to be voted at the annual meeting of shareholders to be held on April 24, 2013, at 11:00 a.m., and at any adjournments or postponements thereof. Textron's principal executive office is located at 40 Westminster Street, Providence, Rhode Island 02903.

Shareholders Who May Vote

All shareholders of record at the close of business on March 1, 2013 will be entitled to vote. As of March 1, 2013, Textron had outstanding 272,319,709 shares of common stock, each of which is entitled to one vote with respect to each matter to be voted upon at the meeting. Proxies are solicited to give all shareholders who are entitled to vote on the matters that come before the meeting the opportunity to do so whether or not they attend the meeting in person.

Voting

All shareholders may vote by mail. Shareholders of record may also vote via the Internet or by using the toll-free telephone number listed on the proxy card. Internet and telephone voting information is provided on the proxy card. A control number, located on the lower right portion of the proxy card, is designated to verify a shareholder's identity and allow the shareholder to vote the shares and confirm that the voting instructions have been recorded properly. *If you vote via the Internet or by telephone, please do not return a signed proxy card.* Shareholders who hold their shares through a bank or broker can vote via the Internet or by telephone if these options are offered by the bank or broker.

If voting by mail, please complete, sign, date and return your proxy card enclosed with the proxy statement in the accompanying postage-paid envelope. You can specify how you want your shares voted on each proposal by marking the appropriate boxes on the proxy card. If your proxy card is signed and returned without specifying a vote or an abstention on any proposal, it will be voted according to the recommendation of the Board of Directors on that proposal. That recommendation is shown for each proposal on the proxy card.

You also may vote in person at the meeting. **If your shares are held in the name of your broker or bank and you wish to vote in person at the meeting, you must request your broker or bank to issue you a proxy covering your shares.**

Savings Plan Participants

If you are a participant in a Textron savings plan with a Textron stock fund as an investment option, the accompanying proxy card shows the number of shares allocated to your account under the plan. When you vote via the Internet or by telephone, or your proxy card is returned properly signed, the plan trustee will vote your proportionate interest in the plan shares in the manner you direct, or if you vote by mail and make no direction, in proportion to directions received from the other plan participants (except for any shares allocated to your Tax Credit Account under the Textron Savings Plan, which will be voted only as you direct). All directions will be held in confidence.

Changing or Revoking a Proxy

Whether voting by mail, via the Internet or by telephone, if you are a shareholder of record you may change or revoke your proxy at any time before it is voted by submitting a new proxy with a later date, voting via the Internet or by telephone at a later time, delivering a written notice of revocation to Textron's secretary, or voting in person at the meeting. If your shares are held in the name of your broker or bank, you may change or revoke your voting instructions by contacting the bank or brokerage firm or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the annual meeting.

Required Vote

A quorum is required to conduct business at the meeting. A quorum requires the presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares entitled to vote at the meeting. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when you fail to provide voting instructions to your broker for shares owned by you but held in the name of your broker and your broker does not have authority to vote without instructions from you. Under those circumstances, your broker may be authorized to vote for you without your instructions on routine matters but is prohibited from voting without your instructions on non-routine matters. The ratification of independent public accountants is a routine matter on which your broker may vote your shares without your instructions. Non-routine matters include the election of directors, the advisory vote to approve Textron's executive compensation and the shareholder proposal. Those items for which your broker cannot vote result in broker non-votes.

Election of each of the nominees for director requires a vote of the majority of the votes cast at the meeting, which means that the number of shares voted "for" a nominee for director must exceed the number of shares voted "against" that nominee. Abstentions and broker non-votes are not counted for this purpose and will have no effect on the outcome of the election.

Approval of all other matters to be voted on at the meeting requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as votes "against" the proposal, and broker non-votes (when applicable) will have no effect on the outcome of the vote.

Costs of Proxy Solicitation

Textron pays the cost of this solicitation of proxies. Textron will request that persons who hold shares for others, such as banks and brokers, solicit the owners of those shares and will reimburse them for their reasonable out-of-pocket expenses for those solicitations. In addition to solicitation by mail, Textron employees may solicit proxies by telephone, by electronic means and in person, without additional compensation for these services. Textron has hired Alliance Advisors, LLC of Bloomfield, New Jersey, a proxy solicitation organization, to assist in this solicitation process for a fee of $15,000, plus reasonable out-of-pocket expenses.

Confidential Voting Policy

Under Textron's policy on confidential voting, individual votes of shareholders are kept confidential from Textron's directors, officers and employees, except for certain specific and limited exceptions. Comments of shareholders written on proxies or ballots are transcribed and provided to Textron's Secretary. Votes are counted by employees of American Stock Transfer & Trust Company, LLC ("AST"), Textron's independent transfer agent and registrar, and certified by Inspectors of Election who are employees of AST.

Attending the Meeting

If your shares are held in the name of your bank or broker and you plan to attend the meeting, please bring proof of ownership with you to the meeting. A bank or brokerage account statement showing that you owned voting stock of Textron on March 1, 2013 is acceptable proof to obtain admittance to the meeting. If you are a shareholder of record, no proof of ownership is required. All shareholders or their proxies should be prepared to present government-issued photo identification upon request for admission to the meeting.

ELECTION OF DIRECTORS

At the 2013 annual meeting, eleven directors are to be elected to hold office until the 2014 annual meeting and until their successors have been elected and qualified. All eleven nominees are currently Textron directors. It is the intention of the persons named on the accompanying proxy card, unless otherwise instructed, to vote "For" each of the directors who have been nominated for election. If any director nominee is unable or unwilling to serve as a nominee at the time of the annual meeting, the persons named as proxies will vote for the balance of the nominees and may vote for a substitute nominee designated by the present Board. Information is furnished below with respect to each nominee for election. **The Board of Directors recommends a vote "FOR" each of the director nominees (Items 1 – 01 through 1–11 on the proxy card).**

Nominees for Director



Scott C. Donnelly **Director Since 2009**

Mr. Donnelly, 51, is Chairman, President and Chief Executive Officer of Textron. Mr. Donnelly joined Textron in June 2008 as Executive Vice President and Chief Operating Officer and was promoted to President and Chief Operating Officer in January 2009. He was appointed to the Board of Directors in October 2009, became Chief Executive Officer of Textron in December 2009 and Chairman of the Board in September 2010. Previously, Mr. Donnelly was the President and CEO of General Electric Company's Aviation business unit, a position he had held since July 2005. GE's Aviation business unit is a leading maker of commercial and military jet engines and components as well as integrated digital, electric power and mechanical systems for aircraft. Prior to July 2005, Mr. Donnelly served as Senior Vice President of GE Global Research, one of the world's largest and most diversified industrial research organizations with facilities in the U.S., India, China and Germany and held various other management positions since joining General Electric in 1989.



Kathleen M. Bader **Director Since 2004**

Ms. Bader, 62, was President and Chief Executive Officer of NatureWorks LLC, which makes proprietary plastic resins and was formerly known as Cargill Dow LLC, until her retirement in January 2006. Formerly she was a Business President of a $4.2 billion plastics portfolio at the Dow Chemical Company, a diversified chemical company. She joined Dow in 1973 and held various management positions in Dow's global and North American operations, before becoming Chairman, President and Chief Executive Officer of Cargill Dow LLC, at the time an equal joint venture between Dow and Cargill Incorporated, in February 2004. She assumed the position of President and Chief Executive Officer of NatureWorks in February 2005 following Cargill's acquisition of Dow's interest in Cargill Dow. In 2011, Ms. Bader became a director of Tyson Foods, Inc. She previously served as a director of Halliburton Company from 2007 to 2008 and served for seven years on President Bush's Homeland Security Advisory Council.



R. Kerry Clark **Director Since 2003**

Mr. Clark, 60, is the retired Chairman and Chief Executive Officer of Cardinal Health, Inc., a leading provider of services supporting the health care industry. He joined Cardinal Health in April 2006 as President and Chief Executive Officer, became Chairman in November 2007 and retired in September 2009. Prior to joining Cardinal Health he was Vice Chairman of the Board, P&G Family Health, and a director of The Procter and Gamble Company, which markets consumer products in over 140 countries, from 2002-2006. He joined Procter and Gamble in 1974 and served in various key executive positions before becoming Vice Chairman of the Board in 2002, and held that position until leaving the company in April 2006. Mr. Clark became a director of General Mills, Inc. in 2009 and a director of Avnet, Inc. in 2012 and is also a partner and director of Hauser Capital Partners LLC, an investment firm, and a director of Bausch & Lomb, Inc.



James T. Conway **Director Since 2011**

Mr. Conway, 65, is a retired General in the United States Marine Corps who served as the 34th Commandant of the Marine Corps from 2006 through his retirement in 2010 and concurrently as a member of the Joint Chiefs of Staff. Prior to being named Commandant, Mr. Conway served as Director of Operations (J-3) on the Joint Chiefs of Staff. Among his previous postings were Commanding General of I Marine Expeditionary Force from 2002 through 2006, which involved two combat tours in Iraq, Commanding General of the 1st Marine Division, and President of the Marine Corps University.



Ivor J. Evans **Director Since 2003**

Mr. Evans, 70, has been an Operating Partner at HCI Equity Partners (formerly, Thayer | Hidden Creek), a private equity firm, since April 2005. Mr. Evans served as Vice Chairman of Union Pacific Corporation, one of America's leading transportation companies until his retirement in March 2005. He joined Union Pacific in 1998 as President and Chief Operating Officer of the Union Pacific Railroad, and became Vice Chairman in January 2004. From 1989 to 1998, he served in various executive positions at Emerson Electric Company, including Senior Vice President, Industrial Components and Equipment. Mr. Evans is a director of Meritor, Inc. (since 2005), Spirit AeroSystems (since 2005) and Roadrunner Transportation Systems, Inc. (since 2005). He previously served as a director of Cooper Industries, from 2003 to 2012.



Lawrence K. Fish **Director Since 1999**

Mr. Fish, 68, is the retired Chairman and Chief Executive Officer of Citizens Financial Group, Inc., a multi-state bank holding company. He was named Chairman, President and Chief Executive Officer upon joining the bank in 1992 and held that position until relinquishing the title of President in 2005 and the title of Chief Executive Officer in 2007 and retiring in March 2009. Mr. Fish also serves as Chairman of the Board of Directors of Houghton Mifflin Harcourt (since 2010) and as a director of Tiffany & Co. (since 2008) and National Bank Holdings Corporation (since 2010).



Paul E. Gagné **Director Since 1995**

Mr. Gagné, 66, is Chairman of Wajax Corporation, a leading Canadian distributor and support service provider of mobile equipment, industrial components and power systems, a position he has held since May 2006. He previously was President and Chief Executive Officer of Avenor Inc., a publicly-traded Canadian forest products company, serving in that capacity from 1991 until November 1997, when he left the company. In 1998, Mr. Gagné joined Kruger Inc., a Canadian privately held producer of paper and tissue, as a consultant in corporate strategic planning, serving in that capacity until December 2002. He has been on the Board of Wajax Corporation since 1996, and he is also a director of CAE Inc. (since 2006), and Inmet Mining Corporation (since 1996). In 2011, Mr. Gagné became a director of Ainsworth Lumber Co. Ltd. He also previously served as a director of Fraser Papers Inc. from 2005 through 2011.



Dain M. Hancock **Director Since 2005**

Mr. Hancock, 71, was Executive Vice President of Lockheed Martin Corporation and President of Lockheed Martin's Aeronautics Company until his retirement in January 2005. Lockheed Martin is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. He joined Lockheed Martin in 1993 as Vice President when Lockheed acquired General Dynamics Corporation's military aircraft business, with which Mr. Hancock began his industrial career. Mr. Hancock served in various key executive positions before becoming President of Lockheed Martin Tactical Aircraft Systems in 1995 and Executive Vice President of Lockheed Martin Corporation and President of the Aeronautics Company in 2000.



Lord Powell of Bayswater KCMG **Director Since 2001**

Lord Powell, 71, previously served as Private Secretary and advisor on foreign affairs and defense to British Prime Ministers Margaret Thatcher and John Major from 1983 to 1991. He is a director of LVMH Moët Hennessy-Louis Vuitton (since 1996), Caterpillar Inc. (since 2000), Mandarin Oriental Hotel Group (since 1992), Schindler Holding Ltd. (since 2003), and Hong Kong Land Holdings Limited (since 2008) and was a director of Yell Group (from 2002-2009).



Lloyd G. Trotter **Director Since 2008**

Mr. Trotter, 67, is a managing partner of GenNx 360 Capital Partners, a private equity buyout firm focused on industrial business-to-business companies. Mr. Trotter was Vice Chairman of General Electric Company, a diversified technology, media and financial services company, and President and Chief Executive Officer of GE Industrial, one of GE's principal businesses, a role he assumed in 2006 and held until his retirement in February 2008. Mr. Trotter previously was Executive Vice President of Operations of GE and, from 2004 to 2006, he served as President and Chief Executive Officer of GE Consumer and Industrial, a role he assumed following the 2004 merger of GE's Consumer Products, Industrial Systems and Supply businesses. He began his GE career in 1970 and held various production, technology and management positions in several GE businesses, before being named a GE Senior Vice President and President and Chief Executive Officer of Industrial Systems in 1998. Mr. Trotter also serves as a director of PepsiCo, Inc. (since 2008) and of Daimler A.G. (since 2009).



James L. Ziemer **Director Since 2007**

Mr. Ziemer, 63, was the President and Chief Executive Officer and a director of Harley-Davidson, Inc. until his retirement in April 2009. Harley-Davidson, Inc. is the parent company for the group of companies doing business as Harley-Davidson Motor Company which design, manufacture and sell motorcycles and related parts and accessories, and Harley-Davidson Financial Services, which provides related financing and insurance. Mr. Ziemer had been a director of Harley-Davidson, Inc. since December 2004 and was named President and Chief Executive Officer in April 2005. He previously served as Vice President and Chief Financial Officer of Harley-Davidson from December 1990 to April 2005 and President of The Harley-Davidson Foundation, Inc. from 1993 to 2006. Mr. Ziemer is also a director of Thor Industries, Inc. (since 2010).

The Board of Directors

Experience, Qualifications, Attributes and Skills

The Board of Directors believes that the Board, as a whole, should possess a combination of skills, professional experience and diversity of backgrounds necessary to oversee the Company's business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board's membership criteria. Accordingly, the Board and the Nominating and Corporate Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and the Company's current and future needs.

The Nominating and Corporate Governance Committee is responsible for developing and recommending criteria for director nominees to the Board for approval. All of our current Board members share certain qualifications and attributes consistent with these criteria, which are set forth in the Company's Corporate Governance Guidelines and Policies and are summarized below under "Board Committees — *Nominating and Corporate Governance Committee*". These criteria include possessing specific skills and experience aligned with Textron's strategic direction and operating challenges and that complement the overall composition of the Board. In addition, each Board member has demonstrated core business competencies, including high achievement and a record of success. All of our Board members are enthusiastic about Textron and devote sufficient time to be fully engaged in their role as a Textron Board member. Finally, all of our directors, other than our current CEO, satisfy the independence standards established by the New York Stock Exchange.

As discussed below, Textron's directors have experience with businesses that operate in industries in which Textron operates, such as the defense, aviation, manufacturing and finance industries, or that involve skills, such as marketing or product branding, that are integral to Textron's operations. The following highlights the specific experience, qualifications, attributes and skills of our individual Board members that have led the Nominating and Corporate Governance Committee to conclude that these individuals should continue to serve on our Board:

- *Mr. Donnelly,* Textron's current Chairman, President and CEO, has significant experience, gained in a variety of positions at General Electric and Textron, in the aerospace and defense sector, innovation, manufacturing, sales and marketing, portfolio management, talent development and business processes. Mr. Donnelly brings to the Board first-hand, real-time experience in, and understanding of, Textron operations gained through his service with the Company as Chief Operating Officer and now Chairman, President and CEO.
- *Ms. Bader* has significant experience in strategic planning and change management, acquired through her leadership roles at Dow Chemical Company and NatureWorks LLC; she has expertise in managing strategic business process implementation and its attendant cultural transformation within global industrial business environments. She also brings to Textron extensive experience in managing turnarounds, Six Sigma, customer loyalty and employee satisfaction and the expansion of international business.

- *Mr. Clark* provides the Board with extensive expertise in establishing brand equity worldwide and extending strategic initiatives globally, developed through his 30-year career at Procter and Gamble, as well as leadership in enhancing customer service and advancing customer relationships. His experience as CEO of Cardinal Health provides additional insight and value in corporate governance, talent development, change management, marketing and business development.
- *Mr. Conway* managed significant operating budgets and addressed complex operational and strategic issues in his roles as a senior Marine Corps officer and his positions as Commandant and as a member of the Joint Chiefs of Staff. Mr. Conway's deep understanding of the U.S. military and broad knowledge of the defense industry and international security issues, combined with his demonstrated leadership and management skills, make him a valuable strategic advisor, especially with respect to our defense businesses.
- *Mr. Evans* has extensive experience in several industries in which Textron operates, including the transportation and manufacturing industries. His considerable experience in restructuring and cost containment, developed through his work with Emerson and Union Pacific, contributes to the Board's evaluation of the Company's long-term strategic plans and actions to improve cost productivity. His work at HCI Equity Partners brings to the Textron Board valuable experience and insight in portfolio management, mergers and acquisitions, corporate finance and operations management.
- *Mr. Fish* has significant experience in the highest levels of leadership in the financial sector and brings to Textron considerable expertise in banking and commercial finance, corporate governance, corporate finance and the domestic and international financial markets. This experience assists the Board in its oversight of the Company's finance business and other financial matters of importance to the Company.
- *Mr. Gagné* has significant executive management and financial management experience as well as expertise in corporate strategic planning and risk management, gained through his service and leadership roles in a number of business enterprises, including as CEO of Avenor Inc., a Canadian public company. Mr. Gagné provides Textron with a seasoned assessment of Canadian business opportunities and practices and other international business opportunities. He is also an "audit committee financial expert" under the criteria adopted by the Securities and Exchange Commission and brings to the Audit Committee exceptional experience and understanding in the auditing and accounting fields.
- *Mr. Hancock's* extensive expertise in driving and growing business within the highly competitive aerospace and defense arena, developed through his 39-year career at Lockheed Martin and General Dynamics, provides insight to the Board in overseeing Textron's defense and aerospace businesses. He brings to Textron a deep understanding of working with the Department of Defense (i.e. program management, contracting, international defense markets), as well as aerospace manufacturing and general management.
- *Lord Powell* has extensive international business and national security experience garnered through distinguished high-level government service and service in the private sector. He is an expert on many global regions where Textron does business and has keen insight into geopolitical considerations that affect Textron's efforts to increase its worldwide footprint. He also has a deep understanding of two significant Textron markets: international defense industries and the requirements of governments for equipment and services and has developed significant experience in matters relevant to executive compensation.
- *Mr. Trotter* has significant experience through his leadership roles within General Electric, a diversified company with a financial services component in a variety of fields of importance to Textron. He has broad expertise in building powerful brands worldwide, implementing world-class processes and developing talented people. He also has deep knowledge of manufacturing operations, supply chain management and the development of international business opportunities, each of which is important to Textron's operations.
- *Mr. Ziemer* provides the Board with extensive expertise in establishing brand equity worldwide and leadership in fostering outstanding customer satisfaction and loyalty, developed through his 40-year

career at Harley-Davidson. Mr. Ziemer's significant experience with the captive finance business model assists the Board in its oversight of our Textron Financial business, and he is an "audit committee financial expert" under the criteria adopted by the Securities and Exchange Commission.

Meetings and Organization

During 2012, the Board of Directors held six regular meetings and two special meetings. The Board has standing Audit, Nominating and Corporate Governance, and Organization and Compensation committees. Directors are expected to regularly attend Board meetings and meetings of committees on which they serve and also the annual meeting of shareholders. Each director attended at least 75% of the total number of Board and applicable committee meetings. All directors, except for Mr. Ziemer, attended the 2012 annual meeting of shareholders.

Corporate Governance

Textron's Corporate Governance Guidelines and Policies, originally adopted in 1996 and most recently revised in September 2010, meet or exceed the listing standards adopted by the New York Stock Exchange and are posted on Textron's website, *www.textron.com*, under "Investor Relations — Corporate Governance/ Governance Guidelines and Policies," and are also available in print upon request to Textron's Secretary.

Code of Ethics

Textron's Business Conduct Guidelines, originally adopted in 1979 and most recently revised in September 2010, are applicable to all employees of Textron including the principal executive officer, the principal financial officer and the principal accounting officer. The Business Conduct Guidelines are also applicable to directors with respect to their responsibilities as members of the Board of Directors. The Business Conduct Guidelines are posted on Textron's website, *www.textron.com*, under "About Textron — Our Commitment/Code of Ethics," and are also available in print upon request to Textron's Secretary. We intend to post on our website, at the address specified above, any amendments to the Business Conduct Guidelines or the grant of a waiver from a provision of the Business Conduct Guidelines requiring disclosure under applicable Securities and Exchange Commission rules.

Director Independence

The Board of Directors has determined that Ms. Bader, Messrs. Clark, Conway, Evans, Fish, Gagné, Hancock, Trotter and Ziemer and Lord Powell, are independent, as defined under the listing standards of the New York Stock Exchange, based on the criteria set forth in the Textron Corporate Governance Guidelines and Policies which are posted on Textron's website as described above. The Board previously determined that Joe T. Ford, who retired from the Board at the 2012 annual meeting, was also independent. In making its determination, the Board examined relationships between directors or their affiliates with Textron and its affiliates and determined that each such relationship did not impair the director's independence. Specifically, the Board considered the fact that (i) in 2007, Mr. Ford's company, Wooster Capital, LLC, purchased a 6.25% interest in a business jet from CitationAir (formerly CitationShares), a Textron company, as described under "Transactions with Related Persons" on page 48; (ii) in each of the years from 2009 through 2012, the Textron Charitable Trust made a $10,000 donation to Friends of Atlantic Partnership Inc., the sister organization to the Atlantic Partnership for which Lord Powell serves as Chairman; and (iii) in 2012, the Textron Charitable Trust made donations totalling $65,000 to the Injured Marine Semper Fi Fund on which Mr. Conway's wife serves as Board Vice President, $50,000 of which was pursuant to a multi-year commitment made several years prior to Mr. Conway joining Textron's Board. The Board determined that these donations have not compromised Lord Powell's or Mr. Conway's independence as a Textron director and that the agreement with Mr. Ford's company did not compromise his independence as a Textron director.

Other Directorships

Textron's Corporate Governance Guidelines and Policies limit the number of other public company boards on which non-management directors may serve to five in the case of a director who is not a public company chief executive officer and three in the case of a director who is a chief executive officer of a public company.

Leadership Structure

Historically, as reflected in Textron's Corporate Governance Guidelines and Policies, the Board has determined that the practice of combining the positions of Chairman of the Board and Chief Executive Officer serves the best interests of Textron and its shareholders. This is because the Board believes that the CEO, with his extensive knowledge of the Company's businesses and full time focus on the business affairs of the Company, makes a more effective Chairman than an independent director, especially given the size and multi-industry nature of the Company's business. The Board has committed to review, at least once every two years, whether combining these positions serves the best interests of Textron and its shareholders.

The functions of the Board are carried out by the full Board, and when delegated, by the Board committees, with each director being a full and equal participant. The Board is committed to high standards of corporate governance and its Corporate Governance Guidelines and Policies were designed, in part, to ensure the independence of the Board and include a formal process for the evaluation of CEO performance by all non-management Board members. The evaluation is used by the Organization and Compensation Committee as a basis to recommend the compensation of the CEO. In addition, the Audit Committee, the Nominating and Corporate Governance Committee, and the Organization and Compensation Committee are composed entirely of independent directors. Each of these committees' charters provides that the committee may seek the counsel of independent advisors and each routinely meets in an executive session without management present. The Board and each of its three principal committees perform an annual self-evaluation.

The independent directors annually designate a director from among the chairs of the Audit Committee, the Nominating and Corporate Governance Committee and the Organization and Compensation Committee to serve as Lead Director. The Lead Director is assigned clearly defined and expansive duties, including (i) presiding at all meetings of the Board at which the Chairman is not present, including all executive sessions of the Board, (ii) serving, when needed, as liaison between the CEO and the independent directors, (iii) identifying, together with the CEO, key strategic direction and operational issues upon which the Board's annual core agenda is based, (iv) discussing agenda items and time allocated for agenda items with the CEO prior to each Board meeting, including the authority to make changes and approve the agenda for the meeting, (v) determining the type of information to be provided to the directors for each scheduled Board meeting, (vi) convening additional executive sessions of the Board, (vii) determining to meet with Textron shareholders, as appropriate, after consultation with the CEO and General Counsel, and (viii) such other functions as the Board may direct. Textron's Corporate Governance Guidelines and Policies also require that the Board meet in executive session for independent directors without management present at each regularly scheduled Board meeting. Textron's Lead Director presides at such sessions. Additional executive sessions may be convened at any time at the request of a director, and, in such event, the Lead Director presides. During 2012, the independent directors met in executive session without management present during six of the Board's eight meetings. Currently, Mr. Ziemer serves as Lead Director. The Nominating and Corporate Governance Committee reassesses on an annual basis the continuing effectiveness of the role of Lead Director.

Risk Oversight

The Board oversees the Company's enterprise risk management process. Management reviews the process, including identification of key risks and steps taken to address them, with the full Board on a periodic basis. These reviews occur at an annual dedicated risk management session and as part of the Board's annual review of the Company's strategy. Although the full Board is responsible for this oversight function, the Organization and Compensation Committee, the Nominating and Corporate Governance Committee and the Audit Committee assist the Board in discharging its oversight duties.

The Organization and Compensation Committee reviews risks related to the subject matters enumerated in its charter, including risks associated with the Company's compensation programs, to provide incentive compensation arrangements for senior executives that do not encourage inappropriate risk taking. The Nominating and Corporate Governance Committee considers risks related to the subject matters for which it is responsible as identified in its charter, including risks associated with corporate governance. Similarly, the Audit Committee discusses with management and the independent auditor, as appropriate, (i) risks related to its duties and responsibilities as described in its charter, (ii) management's policies and processes for risk assessment and risk management and (iii) in the period between the Board's risk oversight reviews, management's evaluation of the Company's major risks and the steps management has taken or proposes to take to monitor and mitigate such risks.

Accordingly, while each of the three committees contributes to the risk management oversight function by assisting the Board in the manner outlined above, the Board itself remains responsible for the oversight of the Company's risk management program.

Shareholder Communications to the Board

Shareholders or other interested parties wishing to communicate with the Board of Directors, the Lead Director, the non-management directors as a group or with any individual director may do so by calling (866) 698-6655 (toll-free) or (401) 457-2269, writing to Board of Directors at Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903, or by e-mail to *textrondirectors@textron.com.* The telephone numbers and addresses are also listed on the Textron website. All communications received via the above methods will be sent to the Board of Directors, the Lead Director, the non-management directors or the specified director.

Compensation of Directors

During 2012, for their service on the Board, non-employee directors were paid an annual retainer of $215,000 ($100,000 of which must be deferred and paid in the form of stock units, as discussed below). The annual retainer is prorated for directors who join the Board during the year. Non-employee directors who served on the Executive Committee or one of the standing committees, other than the Audit Committee, received $1,500 for each committee meeting attended. Non-employee directors who served on the Audit Committee received $2,500 for each committee meeting attended. Textron reimburses each director for his or her expenses in attending Board or committee meetings. The chairmen of the Audit Committee, the Nominating and Corporate Governance Committee and the Organization and Compensation Committee received, respectively, an additional $15,000, $10,000 and $12,500, and the Lead Director an additional $15,000.

Textron maintains a Deferred Income Plan for Non-Employee Directors (the "Directors Deferred Income Plan") under which they can defer all or part of their cash compensation until retirement from the Board. Deferrals are made either into an interest bearing account which bears interest at a monthly rate that is one-twelfth of the greater of 8% and the average for the month of the Moody's Corporate Bond Yield Index, but in either case, not to exceed a monthly rate equal to 120% of the Applicable Federal Rate as provided under Section 1274(d) of the Internal Revenue Code, or into an account consisting of Textron stock units, which are equivalent in value to Textron common stock. Textron credits dividend equivalents to the stock unit account. Each year, directors are required to defer a minimum of $100,000 of their annual retainer into the stock unit account.

Textron sponsors a Directors Charitable Award Program that was closed to new participants in 2004. Under the program, Textron contributes up to $1,000,000 to the Textron Charitable Trust on behalf of each participating director upon his or her death, and the Trust donates 50% of that amount in accordance with the director's recommendation among up to five charitable organizations. Payment of the contributions ultimately is recoverable from life insurance policies that Textron maintains on the lives of directors for this purpose. In 2012, Textron paid a total of $57,809 in premiums on the policies insuring our current directors. The directors do not receive any direct financial benefit from this program since the insurance proceeds and charitable deductions accrue solely to Textron. Non-employee directors also are eligible to participate in the Textron Matching Gift Program under which Textron will match contributions of directors and full-time employees to eligible charitable organizations at a 1:1 ratio up to a maximum of $7,500 per year.

During 2012, non-employee directors had access to personal use of Textron aircraft through a program operated by CitationAir. Under this program, non-employee directors reimbursed Textron per flight hour based upon the direct and indirect operating expenses of a Textron Citation X, multiplied by a ratio factor assigned to the various aircraft in the CitationAir fleet. This program has been discontinued, effective January 1, 2013, and non-employee directors will have access only to CitationAir's standard charter program with no preferential availability or pricing.

Non-employee directors are eligible to receive awards granted under the Textron Inc. 2007 Long-Term Incentive Plan. Other than a one-time grant of restricted stock received upon joining the Board, they currently do not receive any such awards. This grant of restricted stock, in the amount of 2,000 shares, does not vest until the director has completed at least five years of Board service and all successive terms of Board service to which he or she is nominated and elected or in the event of death or disability or a change in control of Textron.

In order to align the financial interests of our directors with the interests of our shareholders, we require that our directors maintain a specified level of stock ownership equal to eight times the portion of their annual retainer payable in cash; toward this end, we require all non-employee directors to defer a minimum of $100,000 of their annual retainer into the stock unit account of the Directors Deferred Income Plan. All directors currently meet the stock ownership requirement which allows them to achieve the required level of ownership over time in the case of directors who have more recently joined the Board. We also have a stock retention policy restricting non-employee directors from transferring stock units or restricted stock while they serve on the Board. In addition, our directors are prohibited from pledging Textron securities as collateral for any loan or holding Textron securities in a margin account.

In December 2012, following a review of the non-employee directors' compensation and benefits program by the Nominating and Corporate Governance Committee, on recommendation of the committee, the Board determined not to make any modifications to the program for 2013.

Employee directors do not receive fees or other compensation for their service on the Board or its committees.

Director Compensation Table

The following table provides 2012 compensation information for our directors other than Mr. Donnelly, whose compensation is reported in the Summary Compensation Table on page 33.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Kathleen M. Bader	144,500	100,000	20,652	265,152
R. Kerry Clark	128,500	100,000	26,135	254,635
James T. Conway	144,500	100,000	2,500	247,000
Ivor J. Evans	144,500	100,000	25,122	269,622
Lawrence K. Fish	132,780	100,000	2,500	235,280
Joe T. Ford(4)	30,250	39,766	0	70,016
Paul E. Gagné	149,000	100,000	0	249,000
Dain M. Hancock	149,000	100,000	0	249,000
Lord Powell of Bayswater KCMG	144,000	100,000	0	244,000
Lloyd G. Trotter	128,500	100,000	0	228,500
James L. Ziemer	162,720	100,000	0	262,720

(1) The fees disclosed in this column do not include $100,000 of annual retainer for each director (and a prorated amount for Mr. Ford) required to be deferred into the stock unit account under the Directors Deferred Income Plan.

(2) The amounts in this column represent the grant date fair value, in accordance with financial accounting standards, of the portion of the director's annual retainer deferred into the stock unit account under the Directors Deferred Income Plan. The grant date fair values have been determined based on the assumptions and methodologies set forth in Note 12 Share-Based Compensation in Textron's Annual Report on Form 10-K for the fiscal year ended December 29, 2012.

(3) The amounts in this column represent (i) the cost of life insurance premiums relating to the Directors Charitable Award Program described above for Ms. Bader, Mr. Clark and Mr. Evans; the premiums for Mr. Fish, Mr. Ford, Mr. Gagné and Lord Powell have been fully paid, and the other directors do not participate in the program because they joined the Board after the program was closed to new participants, (ii) the amount of matching contributions made by the Company on behalf of participating directors pursuant to the Textron Matching Gift Program, which was $7,500 for Ms. Bader, $6,600 for Mr. Clark, $2,500 for Mr. Conway, and $2,500 for Mr. Fish.

(4) Mr. Ford retired from the Board in April 2012.

Board Committees

Executive Committee

Textron's Board maintains an Executive Committee which has the power, between meetings of the Board of Directors, to exercise all of the powers of the full Board, except as specifically limited by Textron's Amended and Restated By-Laws and Delaware law. Currently, Mr. Donnelly, Mr. Fish, Lord Powell and Mr. Ziemer comprise the Executive Committee which did not meet during 2012.

Audit Committee

The Audit Committee pursuant to its charter, as amended in December 2012, assists the Board of Directors with its oversight of (i) the integrity of Textron's financial statements, (ii) Textron's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of Textron's internal audit function and independent auditor. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of Textron's independent auditors. A copy of the charter is posted on Textron's website, *www.textron.com*, under "Investor Relations — Corporate Governance/Board Committees and Charters," and is also available in print upon request to Textron's Secretary. The following six independent directors presently comprise the committee: Mr. Ziemer (Chairman), Ms. Bader, Mr. Conway, Mr. Evans, Mr. Gagné and Mr. Hancock. The Board has determined that each member of the committee is independent as independence is defined for audit committee members in the listing standards of the New York Stock Exchange. No member of the committee simultaneously serves on the audit committees of more than three public companies, except for Mr. Gagné who serves on three audit committees in addition to Textron's. The Board of Directors has determined that Mr. Gagné's service on four audit committees does not impair his ability to effectively serve on Textron's Audit Committee. The Board of Directors has determined that Mr. Gagné and Mr. Ziemer each are "audit committee financial experts" under the criteria adopted by the Securities and Exchange Commission. During 2012, the committee met nine times and a subcommittee of the Audit Committee met once.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee pursuant to its charter, as amended in December 2012, (i) identifies individuals to become Board members, and recommends that the Board select the director nominees for the next annual meeting of shareholders, (ii) develops and recommends to the Board a set of corporate governance principles applicable to Textron, (iii) oversees the evaluation of the Board and its committees and (iv) makes recommendations on compensation of the Board of Directors. A copy of the committee's charter is posted on Textron's website, *www.textron.com*, under "Investor Relations — Corporate Governance/Board Committees and Charters," and is also available in print upon request to Textron's Secretary.

In making its recommendations on director nominees to the Board, the committee will consider suggestions regarding possible candidates from a variety of sources, including shareholders. Nominees suggested by shareholders will be communicated to the committee for consideration in the committee's selection process. Shareholder-recommended candidates are evaluated using the same criteria used for other candidates. The committee also periodically retains a third-party search firm to assist in the identification and evaluation of candidates. Though the committee does not have a formal policy for considering diversity in identifying nominees for director, it seeks a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives.

Textron's Amended and Restated By-Laws contain a provision which imposes certain requirements upon nominations for directors made by shareholders at the annual meeting of shareholders or a special meeting of shareholders at which directors are to be elected. Shareholders wishing to nominate an individual for director at the annual meeting must submit timely notice of nomination within the time limits described below under the heading "Shareholder Proposals and Other Matters for 2014 Annual Meeting" on page 54, to the committee, c/o Textron's Secretary, along with the information described in our By-Laws.

The committee annually reviews the Board of Directors' composition, the appropriate size of the Board, the results of the review of the Board's overall performance and the strategy of the Company to determine future requirements for Board members over the next year or two. All candidates are evaluated against those requirements and the criteria for membership to the Board set forth in the Corporate Governance Guidelines and Policies including: (i) exemplary personal ethics and integrity; (ii) specific skills and experience aligned with Textron's strategic direction and operating challenges and that complement the overall composition of the Board; (iii) core business competencies of high achievement and a record of success; (iv) financial literacy and a history of making good business decisions and exposure to best practices; (v) interpersonal skills that maximize group dynamics, including respect for others; (vi) strong communications skills and confidence to ask tough questions; and (vii) enthusiasm for Textron and sufficient time to be fully engaged. The committee must also take into account our By-Laws which provide that no person shall be elected a director who has attained the age of 72. In addition, the Guidelines and Policies provide that no more than three of the Company's directors will not be independent under the standards of the New York Stock Exchange. All recommendations of nominees to the Board by the committee are made solely on the basis of merit.

In making its recommendations on Board compensation, the committee annually reviews the director compensation and benefits program and consults with independent board compensation advisors, as appropriate.

The following six directors presently comprise the committee: Mr. Fish (Chairman), Ms. Bader, Mr. Clark, Mr. Conway, Mr. Evans and Mr. Trotter. The Board of Directors has determined that each member of the committee is independent under the New York Stock Exchange listing standards. During 2012, the committee met three times.

Organization and Compensation Committee

The Organization and Compensation Committee pursuant to its charter, as amended in December 2012, (i) approves compensation arrangements, including merit salary increases and any annual and long-term incentive compensation, with respect to the Chief Executive Officer and other executive officers of the Company; (ii) oversees and, where appropriate, approves compensation arrangements applicable to other corporate officers; (iii) amends any executive compensation plan or nonqualified deferred compensation plan of the Company and its subsidiaries to the same extent that the plan may be amended by the Board; (iv) administers the executive compensation plans and nonqualified deferred compensation plans of the Company and its subsidiaries; (v) approves the Chief Executive Officer's and other executive officers' responsibilities and performance against pre-established performance goals; and (vi) plans for the succession of the Company's management. A copy of the committee's charter is posted on Textron's website, *www.textron.com*, under "Investor Relations — Corporate Governance/Board Committees and Charters," and is also available in print upon request to Textron's Secretary. See the Compensation Discussion and Analysis (CD&A), beginning on page 18 for more information on the committee's processes and the role of management and consultants in determining the form and amount of executive compensation. The following five directors presently comprise the committee: Lord Powell (Chairman), Mr. Clark, Mr. Gagné, Mr. Hancock and Mr. Trotter. The Board of Directors has determined that each member of the committee is independent under the New York Stock Exchange listing standards. During 2012, the committee met six times.

Compensation Committee Interlocks and Insider Participation

The members of the Organization and Compensation Committee during fiscal year 2012 consisted of Lord Powell, who served as the Chairman, Mr. Clark, Mr. Gagné, Mr. Hancock and Mr. Trotter. No member of the Organization and Compensation Committee is or has been an executive officer or employee of Textron (or any of its subsidiaries), and no "compensation committee interlocks" existed during fiscal year 2012.

SECURITY OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our common stock as of December 29, 2012, unless otherwise noted, by:

- Each person or group known by us to own beneficially more than 5% of our common stock;
- Each of our directors;
- Each of our named executive officers, as defined under Securities and Exchange Commission rules ("NEOs"); and
- All of our directors and executive officers as of 2012 year end as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock subject to options that are exercisable, or restricted stock units that will vest, within 60 days of December 29, 2012, and shares held for the executive officers by the trustee under the Textron Savings Plan, are considered outstanding and beneficially owned by the person holding the option or unit or participating in the Plan but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned, except in those cases in which the voting or investment power is shared with the trustee or as otherwise noted.

Directors and Executive Officers	**Number of Shares of Common Stock**	**Percent of Class**
Kathleen M. Bader	19,407(1)	*
John D. Butler	307,145(2)(3)	*
R. Kerry Clark	7,000(1)	*
Frank T. Connor	164,303(2)(3)	*
James T. Conway	2,006(1)	*
Scott C. Donnelly	541,095(2)(3)	*
Ivor J. Evans	7,000(1)	*
Lawrence K. Fish	39,000(1)	*
Paul E. Gagné	5,195(1)	*
Dain M. Hancock	2,139(1)	*
Cheryl H. Johnson	4,071(2)(3)	*
E. Robert Lupone	490(3)	*
Lord Powell of Bayswater KCMG	2, 133(1)	*
Lloyd G. Trotter	2,081(1)	*
James L. Ziemer	2,122(1)	*
All directors and executive officers as a group (14 persons)	798,042	*
Beneficial Holders of More than 5%		
FMR LLC(4)	34,236,381	12.62%
T. Rowe Price Associates, Inc.(5)	24,302,590	8.96
The Vanguard Group, Inc.(6)	18,756,016	6.91

* Less than 1% of the outstanding shares of common stock.

(1) Excludes stock units held by our non-employee directors under the Directors Deferred Income Plan that are paid in cash following termination of service as a director, based upon the value of Textron common stock, as

follows: Ms. Bader, 42,449 shares; Mr. Clark, 61,383 shares; Mr. Conway, 6,779 shares; Mr. Evans, 44,442 shares; Mr. Fish, 79,164 shares; Mr. Gagné, 83,948 shares; Mr. Hancock, 70,702 shares; Lord Powell, 44,240 shares; Mr. Trotter 56,343 shares; and Mr. Ziemer, 49,519 shares.

(2) Includes the following shares obtainable within 60 days of December 29, 2012, upon the exercise of stock options: Mr. Butler, 258,155 shares; Mr. Connor, 159,145 shares; Mr. Donnelly, 453,737 shares; Ms. Johnson, 2,031 shares; and all directors and executive officers as of 2012 year end as a group, 614,913 shares.

(3) Excludes (i) stock units held under non-qualified deferred compensation plans that are paid in cash, based upon the value of Textron common stock, as follows: Mr. Connor, 2,071 shares; Mr. Donnelly, 6,111 shares; (ii) RSUs payable in cash, based upon the value of Textron common stock, as follows: Mr. Connor, 46,676 shares; Mr. Donnelly, 88,376 shares; and Ms. Johnson, 4,779 shares; (iii) unvested RSUs payable in stock, as follows: Mr. Connor, 52,923 shares; Mr. Donnelly, 199,281 shares; Ms. Johnson, 15,822 shares and Mr. Lupone, 44,931 shares; (iv) unvested PSUs that are paid in cash when earned and valued based upon the value of Textron common stock, as follows: Mr. Butler, 8,985 shares; Mr. Connor, 88,205 shares; Mr. Donnelly, 288,833 shares; and Mr. Lupone, 26,170 shares.

(4) Based on information disclosed in Amendment No. 7 to Schedule 13G filed by FMR LLC, Edward C. Johnson 3d and Fidelity Management & Research Company on February 14, 2013. According to this filing, Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC, beneficially owns 34,039,988 shares of Textron common stock (including 507,429 shares resulting from the assumed conversion of $6,660,000 principal amount of Textron's convertible notes) as a result of acting as investment advisor to various investment companies (the "Funds") with the power to direct the voting of those shares held by the Boards of Trustees of the Funds; Fidelity Management Trust Company, a wholly-owned subsidiary of FMR LLC, beneficially owns 88,042 of these shares; Strategic Advisers, Inc., a wholly-owned subsidiary of FMR LLC, beneficially owns 7,993 of these shares; Pyramis Global Advisors Trust Company, a wholly-owned subsidiary of FMR LLC, beneficially owns 67,276 of these shares. Pyramis Global Advisors, LLC, a wholly-owned subsidiary of FMR LLC, beneficially owns 32,762 of these shares (resulting from the assumed conversion of $430,000 principal amount of Textron's convertible notes), and FIL Limited beneficially owns 320 of these shares. Edward C. Johnson 3d and FMR LLC, through their control of the subsidiaries of FMR LLC and related entities, have the sole power to dispose of or direct the disposition of all 34,236,381 shares and the sole power to vote or direct the voting of 196,716 of these shares. The address for FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(5) Based on information disclosed in Amendment No. 2 to Schedule 13G filed by T. Rowe Price Associates, Inc. on February 7, 2013. According to this filing, T. Rowe Price Associates, Inc., in its capacity as investment adviser for various individual and institutional investors, is deemed to beneficially own these shares as to which it has sole dispositive power and, with respect to 6,051,980 of these shares, sole voting power; however, T. Rowe Price Associates, Inc. expressly disclaims such beneficial ownership. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(6) Based on information disclosed in Amendment No. 1 to Schedule 13G filed by The Vanguard Group, Inc. on February 11, 2013. According to this filing, The Vanguard Group, Inc. beneficially owns these shares and has sole power to dispose of or direct the disposition of 18,289,034 of these shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 388,630 shares, as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 181,210 shares as a result of its serving as investment manager of Australian investment offerings. The address for The Vanguard Group, Inc. is 100 Vanguard Blvd. Malvern, PA 19355.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Textron's directors, executive officers and controller to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and to provide copies of such reports to Textron. As an administrative matter, Textron assists its reporting persons in fulfilling their responsibilities to prepare and file reports pursuant to Section 16(a), including with respect to making determinations on the availability of exemptions from reporting.

Based solely upon a review of copies of such reports and written representations of the reporting persons, to our knowledge, during the 2012 fiscal year, all such reporting persons timely filed all of the reports they were required to file under Section 16(a).

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors has furnished the following report on its activities:

The committee reviewed and discussed the audited consolidated financial statements and the related schedules in the Annual Report referred to below with management. The committee also reviewed with management and the independent registered public accounting firm (the "independent auditors") the reasonableness of significant judgments and the clarity of disclosures in the financial statements, the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the committee by applicable requirements of the Public Company Accounting Oversight Board. In addition, the committee discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communication with the audit committee concerning independence, and considered the possible effect of non-audit services on the auditors' independence.

The committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits and met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, including internal controls over financial reporting, and the overall quality of the Company's financial reporting. The committee also reviewed the Company's compliance program. Nine committee meetings were held during the year.

In reliance on the reviews and discussions referred to above, the committee recommended to the Board of Directors that the audited consolidated financial statements and the related schedules be included in the Annual Report on Form 10-K for the fiscal year ended December 29, 2012, to be filed with the Securities and Exchange Commission. The committee also reported to the Board that it had selected Ernst & Young LLP as the Company's independent auditors for 2013, and recommended that this selection be submitted to the shareholders for ratification. In determining whether to reappoint Ernst & Young LLP as the Company's independent auditor, the committee took into consideration a number of factors, including the quality of the committee's ongoing discussions with Ernst & Young LLP and an assessment of the professional qualifications and past performance of the lead audit partner and Ernst & Young LLP.

JAMES L. ZIEMER, CHAIRMAN
KATHLEEN M. BADER
JAMES T. CONWAY
IVOR J. EVANS
PAUL E. GAGNÉ
DAIN M. HANCOCK

COMPENSATION COMMITTEE REPORT

The Organization and Compensation Committee of the Board of Directors has furnished the following report:

The committee reviewed the Compensation Discussion and Analysis to be included in Textron's 2013 proxy statement and discussed that Analysis with management.

Based on its review and discussions with management, the committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Textron's 2013 proxy statement and Textron's Annual Report on Form 10-K for the fiscal year ended December 29, 2012.

This report is submitted by the Organization and Compensation Committee.

LORD POWELL OF BAYSWATER KCMG, CHAIRMAN
R. KERRY CLARK
PAUL E. GAGNÉ
DAIN M. HANCOCK
LLOYD G. TROTTER

COMPENSATION DISCUSSION AND ANALYSIS

2012 Highlights

- No base salary or target incentive compensation increases for executive officers in 2012 other than for newly appointed executive officers
- Solid increases in revenue and segment profit led to 99% payout on annual incentive compensation for 2012
- Long-term incentive compensation for 2010-2012 cycle resulted in 111.2% multiplier which the Committee reduced by 20% based upon Textron's total shareholder return performance
- Increased average vesting time for Restricted Stock Unit awards from 20% per year over 5 years to one-third per year after years 3, 4, and 5 to encourage leadership stability and retention
- Identified performance peer group and added total shareholder return measured against this group for 2012 performance awards
- Revised talent peer group to help establish target pay for 2012
- Since 2008, no new employment contracts providing individual termination protection despite high-level recruitments
- Robust stock ownership guidelines met by all covered executives

Executive Summary

Despite continuing economic uncertainties, 2012 was a good year for Textron with revenue growth of nine percent, a 92% increase in segment profit, and a 149% increase in diluted earnings per share from continuing operations. Volume increased in most of our businesses, led by higher commercial and military deliveries at Bell. We also capped a four-year effort to exit Textron Financial Corporation's ("TFC") non-captive portfolio, liquidating $8.7 billion of finance receivables over the four years. Finally, the company generated strong cash flow during the year, allowing us to return $272 million to our shareholders through the repurchase of 11.1 million common shares.



Revenue
(Dollars in Millions)
$13,000
$11,500
$10,000
$11,275
$12,237
2011
2012
Segment Profit
(Dollars in Millions)
$1,200
$800
$400
$591
$1,132
2011
2012
Diluted Earnings per Share
$2.00
$1.00
$0.00
$0.79
$1.97
2011
2012

Textron's compensation philosophy is to establish target compensation based on the median of a talent peer group and to tie a substantial portion of our executives' compensation to performance against objective business goals and stock price performance. This approach helps us to recruit and retain talented executives, incentivizes our executives to achieve desired business goals and aligns their interests with the interests of our shareholders.

Total compensation for Textron executives consists of a base salary, plus both an Annual Incentive Program and a Long-Term Incentive Program. Our Annual Incentive Program is designed to reward performance against annual business goals established by the Organization and Compensation Committee (the "Committee") at the beginning of each year and is payable in cash. Our Long-Term Incentive Program is designed to reward both absolute and relative performance over a multi-year period. Absolute performance is based on achieving objective performance goals set at the beginning of each year of the incentive period by the Committee, plus changes in stock price during the incentive period. Relative performance is based on comparing Textron's performance versus peers based on total shareholder return ("TSR"). The Long-Term Incentive Program payout is entirely linked to stock price through compensation in the form of stock option awards, restricted stock unit awards and performance share units payable in cash based upon Textron's stock price. Because a substantial portion of total target compensation for our executives is in the form of long-term incentives which are directly linked to stock price (76% for our CEO and 55% for our other executive officers), actual realized compensation of our executives closely tracks Textron's TSR.

The main two performance goals set by the Committee for 2012 — applicable to annual incentives as well as to long-term performance incentives — focused on profitability and cash efficiency, which were key business priorities for Textron in 2012. The profitability target focused executives on delivery of segment profit in each of our manufacturing segments plus net operating profit in our captive finance operations. The cash efficiency target focused executives on manufacturing cash flow, with a reduced emphasis on liquidation targets for TFC, to improve operational efficiency and strengthen the balance sheet. Goals for 2012 required improvement in all areas of measured performance from the prior year and were challenging in light of global economic and market conditions.

For 2012, the annual incentive compensation paid 99% of target for our executives, reflecting targeted performance. Performance share units ("PSUs") awarded for the 2010-2012 performance cycle were subject to business goals set annually by the Committee during the three-year performance period. These awards were also subject to discretionary adjustment by the Committee based upon Textron's TSR performance relative to the S&P 500 over the same period. Performance against these goals resulted in a multiplier of 111.2% of the number of PSUs granted, however, the Committee applied a 20% discretionary reduction based on Textron's TSR performance. This adjustment resulted in a final number of units paid of 89% of the initial number of 2010-2012 PSUs granted.

The Committee also believes that Textron's executive compensation policies should keep pace with evolving best practices. In this regard, the Committee took several key executive compensation actions in 2012 and maintained existing key executive compensation governance practices, as reflected in the table below:

Key Executive Compensation Actions for 2012

- No base salary or target incentive compensation increases for named executives other than for newly appointed executive officers
- Increased average vesting time for Restricted Stock Unit awards from 20% per year over 5 years to one-third per year after years 3, 4, and 5
- Revised the talent peer group to help establish target pay
- Identified a performance peer group, and added TSR versus this group as a metric for PSU grants

Key Executive Compensation Governance Practices

- Since 2008, no new employment contracts providing individual termination protection despite adding two new executive officers
- Robust stock ownership guidelines met by each named executive
- Prohibition on hedging company stock
- Since 2009, no new agreements providing tax gross-ups
- Committee conducts full review of risks associated with compensation programs each year
- Committee retains independent consultant that provides no other services to Textron

Overview and Objectives of Executive Compensation Program

The objectives of Textron's compensation program for executive officers are:

- Supporting world class performance
- Attracting and retaining high-performing talent
- Focusing executives on delivering balanced performance by providing (i) both cash and equity incentives and (ii) both short-term and long-term incentives

- Aligning executive compensation with shareholder value

To achieve these objectives the Committee uses the following five guidelines for designing and implementing executive compensation programs at Textron:

- First, *target pay* should be set in reference to the median target pay of a talent peer group
- Second, *incentive compensation* should pay higher when Textron performs well and lower if Textron performs poorly
- Third, *performance goals* should align interests of executives with long-term interests of shareholders
- Fourth, *compensation programs* should not put the Company at undue risk
- Fifth, *indirect compensation* should provide the same level of benefits given to other salaried employees

Target Pay

How Does the Committee Set Target Pay?

Target pay consists of three elements (i) base salary, (ii) target annual incentive compensation and (iii) target long-term incentive compensation. In setting target pay, the Committee addresses each element as follows:

Element of Target Pay	Setting Target Pay	Supporting Executive Compensation Program Objectives
Base Salary	Above or below a talent peer group median based on individual responsibilities, complexity of position versus that of the market benchmarks, performance, experience, and future potential	Attracting and retaining high-performing talent
Target Annual Incentive Compensation	Expressed as a percentage of salary, aligned with median of talent peer group data	Focusing executives on addressing short-term business needs and improving results from one year to the next
Target Long-Term Incentive Compensation	Expressed as a percentage of salary, aligned with median of talent peer group data	Aligning executive compensation with long-term shareholder value and improving long-term operating and stock price performance

Which Companies Does the Committee Use to Set Target Pay?

The Committee uses a "talent" peer group of companies, recommended by its independent compensation consultant and approved by the Committee, to set target pay for each named executive officer ("NEO"). The Committee believes that complexity and size are the most important factors in establishing this group of companies to provide appropriate references for target pay levels, with industry playing a secondary role. In addition to market cap and enterprise value, as well as availability of information in the compensation survey database, selection criteria for the talent peer group for 2012 included:

- Publicly-traded companies that are headquartered in the U.S.
- Revenue between $5 billion and $35 billion with at least 10% from outside the U.S.
- Median revenue for peer group approximates Textron's revenue
- Revenue in the aerospace/defense, technology/engineering, and/or general manufacturing sectors

The table below lists the 2012 talent peer group companies and Textron showing fiscal 2011 revenues:

2012 Talent Peer Group
($ in millions)

Company Name	Industry	2011 Revenue
Honeywell International	Aerospace/Defense	$36,529
General Dynamics Corp	Aerospace/Defense	$32,677
3M Company	General Manufacturing	$29,611
Northrop Grumman	Aerospace/Defense	$26,412
Emerson Electric Corp	Technology/Engineering	$24,222
TRW Automotive Holdings Corp	Automotive	$16,244
Eaton Corp	General Manufacturing	$16,049
L-3 Communications	Aerospace/Defense	$15,169
TE Connectivity	Technology/Engineering	$14,312
Parker Hannifin Co	General Manufacturing	$12,346
KBR Inc	Technology/Engineering	$ 9,103
Visteon Corp Auto	Automotive	$ 8,047
Oshkosh Corp General	General Manufacturing	$ 7,585
Federal-Mogul	Automotive	$ 6,910
Terex Corp	General Manufacturing	$ 6,505
Rockwell Automation	Technology/Engineering	$ 6,000
Exelis Inc	Aerospace/Defense	$ 5,839
Cooper Industries	Technology/Engineering	$ 5,409
Spirit AeroSystems	Aerospace/Defense	$ 4,864
Rockwell Collins	Aerospace/Defense	$ 4,806
75th Percentile		$18,239
Median		$10,724
25th Percentile		$ 6,379
Textron Inc	Multi-Industry	$11,275
Textron Percentile Rank		51%

The 2011 talent peer group (as disclosed in last year's Proxy Statement) was used to set target pay for 2012. Four companies, Xerox Corp., ITT Corp., Goodrich Corp. and Pitney Bowes Inc., were removed from that year's talent peer group to create the 2012 talent peer group (used to determine target 2013 pay), as recommended by the Committee's independent compensation consultant, as a result of corporate transactions and other business changes. Added to the 2012 talent peer group were Exelis Inc., TRW Automotive Holdings Corp., KBR Inc. and Terex Corp.

How Did the Committee Make Compensation Decisions?

Prior to making decisions on compensation, the Committee reviewed historical compensation data for each NEO, which reflect the potential share-derived wealth, accumulated retirement benefits, potential payouts of stock-based compensation, stock ownership and the proportion of cash versus non-cash compensation. Additionally, the CEO provided input into compensation decisions for NEOs other than himself, including his assessment of each individual's responsibilities and performance, the complexity of their position against market benchmarks, and their experience and future potential. In setting 2012 target pay, the Committee decided that the executive officers would receive no increase in any target compensation for 2012.

In 2012, Textron appointed two new executive officers to replace retiring executives. E. Robert Lupone joined Textron on February 1, 2012 as Executive Vice President, General Counsel and Secretary. Mr. Lupone's compensation package, which was targeted to fall near the median for similar positions in the talent peer group and was designed to attract Mr. Lupone to Textron, was approved by the Committee after a review of relevant market data and input from the Committee's independent compensation consultant. In setting target compensation for Mr. Lupone, the Committee considered his extensive experience at Siemens and the broad scope of responsibilities and high complexity of his position at Textron.

On July 1, 2012, Cheryl H. Johnson was promoted from her position as Director of Talent and Organizational Development at Textron's Bell Helicopter business to Executive Vice President, Human Resources, succeeding John D. Butler who retired. In setting target compensation for Ms. Johnson, the Committee focused on increasing her existing compensation package proportionately with respect to her experience and scope of responsibility.

What is the Target Pay for Our Executives?

The following chart and table shows 2012 compensation targets for Textron's CEO:


Target Annual Compensation 24%
Target Annual Incentive 13%
PSUs 30%
RSUs 23%
Options 23%
Base Salary 11%
Target Long-Term Compensation 76%

Name	Position	Base	Short-term Incentive	Long-Term Incentive	Target Total Pay
Scott C. Donnelly	CEO	$1,000,000	120% of Salary ($1,200,000)	700% of salary ($7,000,000)	$9,200,000
Mix of Target Pay		11%	13%	76%	100%

The following chart and table shows 2012 compensation targets for Textron's other NEOs:


Target Annual Incentive 19%
Target Annual Compensation 45%
PSUs 23%
RSUs 16%
Options 16%
Base Salary 26%
Target Long-Term Compensation 55%

Name	Position	Base	Short-term Incentive	Long-Term Incentive	Target Total Pay
Frank T. Connor	CFO	$750,000	85% of salary ($637,500)	285% of salary ($2,137,500)	$3,525,000
E. Robert Lupone	General Counsel	600,000	75% of salary (450,000)	175% of salary (1,050,000)	2,100,000
Cheryl H. Johnson	EVP, HR	300,000	60% of salary (180,000)	150% of salary (450,000)	930,000
John D. Butler	Former CHRO	560,000	65% of salary (364,000)	186% of salary (1,041,600)	1,965,600
Average Mix of Target Pay		26%	19%	55%	100%

Incentive Compensation

How Does Our Incentive Compensation Work?

Annual Incentive — the target annual incentive or short-term incentive ("STI") compensation and goals are set in the first quarter of each year, and the payout is determined after the end of the year based on Textron's level of achievement against the performance goals. The Committee believes one-year performance goals are appropriate for this annual incentive to focus executives on performance pertinent to current business needs. The performance goals for each of the business units are set to grow the businesses, balanced with achieving profitability and cash flow consistent with expected market conditions. The performance goals for executive officers are enterprise-wide goals and simply reflect the totals of the separate goals for all business units. The Committee also believes that some discretion should be used from time to time based on the Committee's and Board's judgment of management's performance; it therefore reserves the ability to exercise discretion in determining annual incentive compensation payouts.

Long-Term Incentive — long-term incentive ("LTI") awards made on March 1 (consistent with prior years) in 2012 included stock options (30%), restricted stock units (30%) and performance share units (40%). The mix of LTI awards helps to ensure a balanced set of incentives, focusing executives on increasing company stock price, remaining with Textron as awards vest, and meeting performance goals established by the Committee. The number of shares underlying each type of award is based on the average closing price for the first ten trading days of 2012 (also consistent with prior years and aligned with the payout values for performance share units). While all award types pay out based on future performance, each has its own characteristics and benefits for incentivizing desired behaviors as follows:

- Stock Options (30% of LTI) — these awards, which are granted with an exercise price equal to the closing price of common stock on the New York Stock Exchange on the date of grant, provide value to the executive only if the stock price goes up during the term of the option. The Committee approved a three-year vesting schedule with a ten-year term for options awarded in 2012. This award type delivers value which reflects relative performance vs. the Company's peers. To illustrate, if all peer companies awarded the same target value in options, higher stock price performance than peers results in higher realized pay than peers; conversely, lower stock price performance vs. peers results in lower realized pay than peers.
- Restricted Stock Units (RSUs) (30% of LTI) — these awards constitute the right to receive one share of common stock for each RSU upon vesting. RSUs have value on the date of grant (subject to vesting), have the right to receive dividend equivalents prior to vesting, and the final award value will be higher or lower than the grant value depending on the change in stock price over the vesting period. The Committee approved a five-year vesting schedule with vesting beginning after year three. The Committee believes this award type helps with retention of key executives because the RSUs have value upon vesting regardless of stock price. This award type also delivers value which reflects relative performance vs. the Company's peers. As with stock options, if all peer companies awarded the same target value in RSUs, higher stock price performance than peers results in higher realized pay than peers; conversely, lower stock price performance vs. peers results in lower realized pay than peers.
- Performance Share Units (PSUs) (40% of LTI) — these awards span a three-year performance period with vesting at the end of the third fiscal year. NEOs may earn from 0% to 150% of the units originally granted based upon the achievement of performance goals set by the Committee for each year of the performance period. Upon vesting, all earned PSUs are valued based on the value of our common stock and are paid in cash in the first quarter following the performance period. These awards, which do not earn dividend equivalents, provide value based on (i) share price performance and (ii) achievement of financial goals during three annual performance periods within the overall cycle, giving additional incentive to executives to execute and perform well over a three-year period. For 2010-2012 awards, the Committee also applied a total shareholder return (TSR) metric to the final payout at the end of the three-year period which was based on Textron's performance vs. the S&P 500. At the beginning of 2011, the Committee re-evaluated this approach and determined that the S&P 500 was not an optimal measure for evaluating comparative performance and eliminated this metric for the 2011-2013 PSUs. After considering the results of the Say-on-Pay vote obtained at the 2011 annual meeting, the Committee reinstituted a TSR metric for the 2012-2014 PSU awards in order to link payout with performance versus

a performance peer group. The Committee established a performance peer group with more focus on industry in order to measure performance against companies with whom Textron competes more directly for capital. The Committee may exercise negative discretion linked to TSR for the entire three-year performance period by up to -40%. The table below shows the list of performance peer group companies; checkmarks in the columns under Textron's manufacturing business units mean that the peer company competes in some way, or operates in similar industries, with that business unit.

Performance Analysis

Which Companies Does the Committee Use to Compare Our Performance?

2012 Performance Peer Group

Peer Company	Fiscal 2011 Rev.	Bell	Cessna	Industrial	Systems
The Boeing Company	$68,735	✓	✓		✓
United Technologies	58,190	✓	✓	✓	✓
Lockheed Martin	46,499	✓			✓
Johnson Controls, Inc.	40,833			✓	
Honeywell International	36,529	✓	✓	✓	✓
General Dynamics Corp.	32,677	✓	✓		✓
Deere & Company	32,013			✓	
Northrop Grumman	26,412				✓
Raytheon Company	24,857				✓
Eaton Corporation	16,049			✓	✓
L-3 Communications	15,169	✓			✓
Ingersoll-Rand PLC	14,782			✓	
Kubota Corporation	12,766			✓	
Exelis Inc.	5,839				✓
Spirit AeroSystems	4,864	✓	✓		
Rockwell Collins	4,806	✓	✓		✓
Alliant Techsystems	4,613				✓
Textron Inc.	11,275				

The 2011 performance peer group was used for the Committee's annual incentive compensation and performance analysis. Three companies, Cooper Industries, Goodrich Corporation and ITT Corporation, were removed from the 2011 performance peer group to create the 2012 performance peer group which was used for the Committee's performance share unit payouts and performance analysis. These companies were removed as a result of corporate transactions and other business changes. Added for the 2012 performance peer group was Exelis Inc.

Does Pay Reflect Performance?

Performance goals apply to annual incentive compensation and long-term incentive compensation awards granted in the form of PSUs. The performance goals established for 2012 were balanced between profitability, cash efficiency and workforce diversity. The profitability target focused executives on delivery of segment profit in each of our manufacturing segments, plus net operating profit in our captive finance operations. The cash efficiency target focused executives on manufacturing cash flow, with a decreased emphasis on liquidation targets for TFC, which improved operational efficiency and strengthened the balance sheet. The diversity metric was maintained from prior years to continue the Company's focus on having a diverse employee profile. Incentive compensation impacted by 2012 financial performance goals includes: 2012 STI, 2010-2012 PSUs, 2011-2013 PSUs and 2012-2014 PSUs.

The Company believes that incentive payouts should be higher if Textron performs better than peers and lower if Textron performs worse than peers. A pay for performance analysis of annual incentive compensation should compare company performance vs. peer performance over the year for which the annual incentive is earned. Likewise, a pay for performance analysis of PSUs should compare company performance vs. peer performance over the three-year period for which the units are earned.

There are two principal ways to compare company performance vs. peer performance: (i) compare shareholder return as measured by change in stock price and reinvested dividends and (ii) compare operating metrics. The Committee believes that the appropriate way to compare performance among companies for annual incentive compensation purposes is to compare operating metrics because stock prices are too volatile over any isolated 12-month period. However, the Committee believes that the appropriate way to compare performance among companies for Textron's PSUs is using total shareholder return because changes in stock price over three years is enough time to reflect fundamental changes in performance.

The Committee reviewed the Company's performance compared to the performance peer group described above to assess the effectiveness of our annual incentive compensation plan design. For this comparison, the Committee used a year-over-year analysis of the operating metrics of net operating profit and cash flow, as reported under generally accepted accounting principles (GAAP) by the performance peer group companies in their publicly-available financial statements. These two metrics are similar to the performance metrics used by the Committee, and the Committee's intention was to focus executives on year-over-year improvement in those metrics. The Committee determined that the payouts of annual incentive compensation were appropriately aligned with performance in 2010 and 2011, as shown in the chart below. The Committee will review the relative performance for 2012 of Textron compared to its peers as information becomes available during 2013.

Annual Incentive Compensation Payouts and Performance Analysis

The Committee established the weighting for the 2012 annual incentive performance goals described above as 60% earnings, 35% cash efficiency and 5% workforce diversity. Performance targets for 2012 required improvement in all areas of measured performance from the prior year and were challenging in light of uncertain global economic and market conditions. Payouts for each individual could range from 0% to 200% of target based on performance. The formula for determining 2012 annual incentive compensation for executive officers, and the resulting percentage earned, is detailed below:

2012 Annual Incentive Compensation Calculation
($ in millions)

	Threshold	Target	Maximum	Actual Achievement	Component Weighting	Component Payout (1)
Earnings — Manufacturing and Captive Finance Operations(2)	$843	$1,148	$1,606	$1,097	60.0%	50.0%
Cash Efficiency — Manufacturing(3)	415	707	1,150	793	25.0	29.9
Cash Efficiency — Finance Operations(4)						
Earnings	-15	0	15	35	3.3	6.6
Liquidation	328	428	528	937	3.4	6.8
Expense	48	38	28	45	3.3	1.1
Improvement in Workforce Diversity	-1.0%	1.0%	3.0%	0.8%	5.0	4.5
Total Award % Earned						98.9%

(1) Results below "threshold" earn 0%; results at "target" earn 100%; results at "maximum" earn 200%, and results between threshold and target or target and maximum earn a prorated percentage.

(2) The earnings target was a non-GAAP measure defined as segment profit of our manufacturing segments, plus net operating profit of our captive finance operations.

(3) The manufacturing cash efficiency metric was based upon achieving manufacturing cash flow before pension contributions of $707 million. Our definition of manufacturing cash flow before pension contributions is a non-GAAP measure that adjusts net cash from operating activities of continuing operations for dividends received from, and capital contributions made to TFC, capital expenditures, proceeds from the sale of property, plant and equipment and contributions to our pension plans.

(4) The cash efficiency metric for Finance Operations included three components: (i) an earnings component with a target of break-even; (ii) a liquidation component with a target of reducing Finance segment receivables by $428 million; and (iii) an expense component with a target of $38 million.

At its January 2013 meeting, the Committee discussed the annual incentive compensation awards to be paid to the NEOs for the 2012 performance period and considered input from the full Board. The Committee concluded that the calculated payouts appropriately awarded the Company's performance for 2012 and approved the payouts as calculated above.

Annual incentive compensation targets and payouts for 2010, 2011 and 2012 for each NEO are shown below:

		2010		2011		2012	
Name	**Position**	**Target**	**Payout**	**Target**	**Payout**	**Target**	**Payout**
Scott C. Donnelly ...	CEO	$1,200,000	$1,767,600	$1,200,000	$1,402,800	$1,200,000	$1,187,000
Frank T. Connor	CFO	637,500	939,038	637,500	745,238	637,500	630,000
E. Robert Lupone ...	General Counsel	N/A	N/A	N/A	N/A	450,000	445,000
Cheryl H. Johnson ...	EVP, HR	N/A	N/A	N/A	N/A	180,000	178,000
John D. Butler	CHRO	364,000	536,172	364,000	425,516	182,500	180,491

To validate the effectiveness of the annual incentive compensation plan, the Committee examines historic annual incentive payouts compared to Textron's annual operating performance relative to the performance of peer companies. While exactly comparable metrics are not available for peer companies, indicative comparisons can be made using publicly-reported GAAP data. The chart below shows how annual incentive payouts for 2010 and 2011 aligned with performance relative to Textron's performance peer group. The Committee will perform a similar comparison for 2012 when complete peer financial results become available.



Fiscal Year Ending 2010
Fiscal Year Ending 2011
100%
50%
0%
-50%
75th %ile
50th %ile
25th %ile
75th
50th
25th
75th %ile
50th %ile
25th %ile
75th %ile
50th %ile
25th %ile
Year Over Year Change in Cash Flow
Year Over Year Change in Net Operating Profit
Year Over Year Change in Cash Flow
Year Over Year Change in Net Operating Profit
X = Textron

Note: year-over-year change in cash flow is the change in GAAP-reported "cash from operating activities"; year-over-year change in net operating profit is the change in GAAP-reported "income from continuing operations before income taxes." Textron's income from continuing operations before income taxes has been adjusted for certain nonrecurring and/or unusual items.

The above chart demonstrates the directional link between annual incentive compensation payouts and performance as follows:

- For 2010, one metric was between the 25th and 50th percentiles and one metric was significantly above the 75th percentile; the payouts for 2010 were above target.
- For 2011, one metric was between the 50th and 75th percentiles and one metric was significantly above the 75th percentile; the payouts for 2011 were above target.

Performance Share Unit Payouts and Performance Analysis

Payouts for the 2010-2012 PSU cycle are based upon performance for each of the annual periods within the 2010-2012 cycle against performance goals, which are consistent with those set for annual incentive compensation purposes, set for three one-year performance periods, weighted equally, with a modifier based on TSR relative to the S&P 500. The calculation for determining the payout to executive officers for the 2010-2012 PSU cycle, and the resulting percentage earned, is detailed below:

2010-2012 Performance Share Unit Calculation
($ in millions, except EPS)

	2010					2011					2012				
Metric	**Min**	**Tgt**	**Max**	**Result**	**Payout**	**Min**	**Target**	**Max**	**Result**	**Payout**	**Min**	**Target**	**Max**	**Result**	**Payout**
Earnings —Mfg	$ 208	$ 417	$ 833	$ 515	55.9%	$ 667	$ 929	$1,229	$ 967	53.1%	$843	$1,148	$1,606	$1,097	55.0%
Cash Efficiency — Mfg	514	642	770	692	29.9	277	614	1,042	$ 750	29.0	415	707	1,150	793	32.9
Financing Ops Metrics					37.5					28.1					12.3
Earnings						-167	-139	-111	-144		-15	0	15	35	
Liquidation	1,670	1,945	2,220	2,429		674	843	1,012	1,336		328	428	528	937	
Realized Loss						290	242	194	245		48	38	28	45	
Loss Ratio	24%	20%	15.9%	14.3%											
Total Earned for Year					123.3%					110.2%					100.2%

Total Units Earned for Cycle (Before applying TSR modifier):	**111.2%**
Total Shareholder Return (TSR) modifier applied by O&C Committee:	**-20%**
Final Payout as % of Original Award:	**89.0%**

For the first two years of the 2010-2012 performance cycle, weightings for the metrics described above were 50% earnings-related and 50% cash efficiency-related; weightings for the third year of the cycle were 60% earnings-related and 40% cash efficiency-related. The performance metrics for 2012 are described in more detail above and for previous years are described in the proxy statement for the applicable year. Payouts for each individual could range from 0% to 150% of target based on performance.

As mentioned above, for Stock Options and Restricted Stock Units, the Committee believes the inherent design of payouts directly related to change in stock price automatically results in appropriate pay for performance. To validate that the Company's PSU awards link pay to performance, the Committee examined PSU payouts at Textron for each of the last three performance cycles in light of Textron's TSR compared to its peer companies. Two measures impact PSU payouts: (i) the number of units earned is based on Textron's performance against operating metrics which included a TSR component for 2009 and 2010, and (ii) the value of each unit earned is based on Textron's stock price. The tables below show the past three PSU awards and associated payouts by executive in terms of both units and value. The Committee has evaluated the results on the basis of both relative performance (TSR performance vs. peers) and absolute performance (change in stock price).

Units Awarded and Earned for Period

		2008-2010 Units		2009-2011 (PSU/PCU) Units		2010-2012 Units	
Name[1]	**Position**	**Original Award**	**Units Paid**	**Original Award**	**Units Paid**	**Original Award**	**Units Paid**
Scott C. Donnelly	CEO	31,497	2,611	205,975 /3,703,533	169,394 /3,045,786	145,623	129,563
Frank T. Connor	CFO	n/a	n/a	120,000 / n/a	98,688 / n/a	51,878	46,166
John D. Butler [(4)]	CHRO	11,125	922	51,494 / 791,250	42,349 /650,724	21,748	19,660

Value Awarded and Earned for Period

Name[1]	Position	2008-2010 Value		2009-2011 Value		2010-2012 Value	
		Original Award [2]	Final Payout	Original Award[2]	Final Payout[3]	Original Award[2]	Final Payout
Scott C. Donnelly	CEO	$1,506,816	$63,925	$4,867,292	$6,443,996	$2,943,000	$3,379,000
Frank T. Connor	CFO	n/a	n/a	1,720,800	1,979,780	1,048,000	1,204,000
John D. Butler [(4)]	CHRO	602,641	22,573	1,082,191	1,500,281	440,000	513,000

(1) Mr. Lupone and Ms. Johnson did not receive a PSU award granted in 2008, 2009, and 2010 and therefore were not eligible for a payout.

(2) Value on date of grant as reported in the Grants of Plan-Based Awards table in the proxy statement for the applicable year.

(3) Includes value of PSUs and PCUs (performance-based long-term incentive award vesting over three years with each unit valued at $1.

(4) Mr. Butler's 2010-2012 units earned and value paid have been pro-rated based on his July 1, 2012 retirement.

- Relative Performance. The table above entitled "*Units Awarded and Earned for Period*" shows that the number of units earned by executives was significantly lower than the number originally awarded for the 2008-2010 cycle when Textron's TSR underperformed peers, as shown in the chart below. Likewise, for the 2009-2011 and 2010-2012 PSU cycles, the number of units earned was somewhat lower than the number originally awarded, which is directionally consistent with Textron's TSR performance between the 25th percentile and the median of the performance peer group.
- Absolute Performance. The table above entitled "*Value Awarded and Earned for Period*" above shows that the value of the final payouts made to executives at the end of the performance period was significantly lower than the value of the original awards for the 2008-2010 cycle when Textron's TSR was down. Correspondingly, when Textron's TSR had increased for the 2009-2011 and 2010-2012 cycles, the value of the final payouts was higher, as is reflected in the chart below.

The chart below shows that final payouts as a percentage of original award value are appropriately linked to Textron's TSR performance.

3-year TSR Performance and PSU/PCU Payout Value Percentage


TSR if $100 Invested at Beginning of Cycle
$200
$150
$100
$50
$0
200%
150%
100%
50%
0%
Payout Scale as % of Original Award
75th Percentile
Median
25th Percentile
75th Percentile
Median
25th Percentile
75th Percentile
Median
25th Percentile
X = Textron TSR Performance (on left axis)
+ Payout as % of Original Award Value (on right axis)
2008-2010 Cycle
2009-2011 Cycle
2010-2012 Cycle

Additional Compensation Information

Risks Related to Compensation

At each meeting, the Committee discusses potential risks associated with the compensation programs at Textron. During 2012, the Committee addressed different elements of risk pursuant to a calendar agreed at the beginning of the year. The Committee strives to set compensation policies which do not encourage excessive risk-taking by senior executives which could endanger the Company. During 2012, the Committee completed a full review of managing risk within the compensation programs. This annual review helps the Committee to structure executive compensation programs that are designed to avoid exposing the Company to unwarranted risk.

Indirect Compensation

As mentioned above, Textron provides certain indirect compensation programs (such as retirement/death benefits) that are designed to provide to NEOs the same level of benefits provided to non-executive officers and, in most cases, all salaried employees. Certain of these programs provide benefits over any caps mandated by government regulations, including:

- *Textron Spillover Pension Plan:* Non-qualified benefit plan to make up for IRS limits to qualified pension plans and, in the case of Mr. Donnelly, to provide a "wrap-around" pension benefit which takes into account his final average compensation with Textron and his combined service with Textron and GE and reduces this benefit by the amount of any other pension benefits which he is eligible to receive under Textron and GE pension plans.
- *Textron Spillover Savings Plan:* Non-qualified benefit plan to make up for IRS limits to qualified savings plans.

Textron provides a program to executives which benefits them by allowing for tax planning and also benefits the Company, in that cash payments by the Company are delayed:

- *Deferred Income Plan for Textron Executives:* Non-qualified plan that allows participants to defer compensation.

2012 Say-on-Pay Advisory Vote on Executive Compensation

At our 2012 annual meeting, shareholders expressed substantial support for the compensation of our NEOs, with approximately 91% of the votes cast for approval of the say-on-pay advisory vote on executive compensation. The Committee evaluated the results of the 2012 advisory vote at its July meeting. After considering many other factors in evaluating Textron's executive compensation programs as discussed in this Compensation Discussion and Analysis, the Committee made no changes to our executive compensation program and policies as a result of the 2012 say-on-pay advisory vote.

Role of Independent Compensation Consultant

Under its charter, the Committee has the authority to retain outside consultants or advisors as it deems necessary to provide desired expertise and counsel. In 2012, the Committee engaged the services of Pay Governance LLC as its compensation consultant. Pay Governance reports directly and exclusively to the Committee and provides advice regarding current and emerging best practices with regard to executive compensation. A representative from Pay Governance attended each of the six Committee meetings in 2012. Pay Governance LLC does not provide any other services to the Committee or the Company. The Committee has determined that the work of Pay Governance LLC with the Committee for fiscal 2012 has not raised any conflict of interest.

Stock Ownership Requirements

One objective of our executive compensation program is to align the financial interests of our NEOs with the interests of our shareholders. As a result, we require that senior executives accumulate and maintain a minimum level of stock ownership in the Company, which may be achieved through direct ownership of shares, Textron Savings Plan shares, unvested restricted stock units, and unvested share equivalents in Textron compensation and benefit plans. Minimum ownership levels are expressed as a multiple of base salary as follows: five times for the CEO, and three times for other NEOs. New executive officers are given five years to reach their required ownership level. All NEOs currently meet their respective stock ownership requirements or are within their initial five year period.

Certain Restrictions

Our executives, including our NEOs, are prohibited from engaging in short sales of Textron securities and from engaging in transactions in publicly-traded options, such as puts, calls and other derivative securities based on Textron's securities including any hedging, monetization or similar transactions designed to decrease the risks associated with holding Textron securities such as zero-cost collars and forward sales contracts. In addition, our NEOs are prohibited from pledging Textron securities as collateral for any loan or holding Textron securities in a margin account.

Clawback Policy

The Company's long-term incentive award agreements provide that an executive who violates the noncompetition provisions of the award during employment or within two years after termination of employment with the Company forfeits future rights under the award and must repay the Company value received during the period beginning 180 days prior to the earlier of termination or the date the violation occurred. In addition, the Company is subject to the "clawback" provisions of Section 304 of the Sarbanes-Oxley Act of 2002 which generally requires public company chief executive officers and chief financial officers to disgorge bonuses, other incentive- or equity-based compensation, and profits on sales of company stock that they receive within the 12-month period following the public release of financial information if there is a restatement because of material noncompliance, due to misconduct, with financial reporting requirements under the federal securities laws.

Retirement of Executive Officer

On July 1, 2012, John D. Butler, the Executive Vice President Administration and Chief Human Resources Officer of Textron retired from the Company. Because Mr. Butler timed his retirement to accommodate the Company's succession plan for his position, in addition to receiving benefits provided under his employment agreement, the Company entered into a letter agreement with Mr. Butler pursuant to which the Company paid to Mr. Butler the value of certain benefits as if his retirement occurred on December 31, 2012.

The letter agreement provided that Mr. Butler's annual incentive compensation and long-term incentive awards be paid as if he retired at December 31, 2012, provided that the calculation of the incremental value of any such awards for the period following July 1, 2012 were determined as follows: (i) for stock-based awards, the value was based upon the closing stock price on July 1, 2012, (ii) for performance share units, the value was based upon performance through December 31, 2011 and (iii) for annual incentive awards, the value was based upon the target annual incentive compensation for 2012. These provisions resulted in payment to Mr. Butler of a special one-time lump-sum amount of $631,073 which was paid in January 2013. As disclosed in the table on page 47 herein, Mr. Butler also received certain benefits provided under his employment agreement.

Additional Compensation for New Executive Officers

In 2012, Textron appointed two new executive officers to replace retiring executives. E. Robert Lupone joined Textron on February 1, 2012 as Executive Vice President, General Counsel and Secretary, succeeding Terrence O'Donnell who retired. On July 1, 2012, Cheryl H. Johnson was promoted from her position as Director of Talent and Organizational Development at Textron's Bell Helicopter business to Executive Vice President, Human Resources, succeeding John D. Butler who retired.

To compensate Mr. Lupone for a retention award received at his prior employer, Siemens, which he forfeited by joining Textron, the Committee provided him with a cash sign-on bonus of $325,000. In addition, in order to compensate Mr. Lupone for lost long-term incentive value and lost value provided by his previous employer's 401(k) plan, Mr. Lupone received an award of 29,229 restricted stock units which will be settled in stock, will pay dividend equivalents until vesting and will vest in one-third annual installments beginning in February 2015.

Mr. Lupone also received certain relocation benefits in connection with his move to Rhode Island. The relocation benefits were provided in accordance with Textron's standard executive relocation policy and are described in more detail on page 34 herein. In addition, in July 2012, the Committee approved providing Mr. Lupone a special loss on home sale benefit in the amount of $535,000 (the "Special Payment"), reflecting the difference between the loss on home sale benefit payable to Mr. Lupone under Textron's standard executive relocation policy ($100,000) and the amount by which the relocation purchase price was below Mr. Lupone's purchase price. The Committee agreed to approve the Special Payment due to the conditions of the real estate market at the time of the home sale, which resulted in a valuation of the home by the relocation company at substantially below its purchase price. No tax gross-up was paid with respect to the Special Payment. Mr. Lupone would be required to repay the Special Payment in the event that he voluntarily terminates employment with Textron or his employment is terminated due to misconduct or violation of Company policies within two years from the effective date of his employment with the Company.

Upon her promotion, the Committee provided Ms. Johnson with an award of 15,682 restricted stock units which will be settled in stock, will pay dividend equivalents until vesting and will vest in one-third annual installments beginning in July 2015. Ms. Johnson also received certain relocation benefits in connection with her move from Texas to Rhode Island. The relocation benefits were provided in accordance with Textron's standard executive relocation policy and are described in more detail on page 34 herein.

Consistent with the Committee's philosophy on indirect compensation, neither Mr. Lupone nor Ms. Johnson have been provided any supplemental or enhanced pension benefits, but are eligible to participate in Textron's other benefit plans and programs for key executives, all in a manner and on terms and conditions substantially similar to other senior officers at Textron. Both Mr. Lupone's and Ms. Johnson's employment with Textron are terminable at will by Textron.

Compensation Arrangements Relating to Termination of Employment

Mr. Donnelly's letter agreement with Textron provides for payment of varying benefits to him upon events such as death, disability, retirement and termination under voluntary, involuntary (for cause), involuntary (not for cause or for good reason), or change in control circumstances. Mr. Donnelly's termination benefits are consistent with the terms of our previous CEO's agreement and were approved by the Committee upon Mr. Donnelly's initial hiring in 2008 in order to attract him to Textron. Since hiring Mr. Donnelly, the Committee no longer agrees to formal employment contracts which provide for individual termination protection. Mr. Connor, Mr. Lupone and Ms. Johnson are each eligible for termination benefits that are available to all corporate officers as provided by the Textron Severance Plan for Key Executives.

With regard to retirement benefits, in order for Textron to attract Mr. Donnelly to join the Company after his 19-year career at GE, his pension benefits were designed to take into account his years of service at GE so that he would not be disadvantaged by joining Textron. This benefit has been effected through the adoption of an amendment to the Textron Spillover Pension Plan adding an appendix which provides a "wrap-around pension benefit" to Mr. Donnelly in order to compensate for pension benefits at GE that would otherwise not keep pace with his increasing compensation over the course of his career upon joining Textron. The benefit takes into account his service with both GE and Textron and uses the definition of pensionable compensation and final average compensation in the Textron Spillover Pension Plan. This nonqualified pension benefit will become 100% vested upon the earlier of his completion of ten years of service with Textron or his attainment of age 62 while employed by Textron and will be reduced by the combined value of any other benefit which he is eligible to receive under (i) a tax-qualified defined benefit plan maintained by GE, (ii) a tax-qualified defined benefit plan maintained by Textron and (iii) the Textron Spillover Pension Plan.

Mr. Connor's letter agreement provides for an enhanced pension benefit which will give him an additional three years of credited service under the Textron Spillover Pension Plan, subject to the vesting terms of that Plan. Neither Mr. Lupone nor Ms. Johnson has been provided any supplemental or enhanced pension benefits.

Tax Considerations

Section 162(m) of the Internal Revenue Code provides that no U.S. income tax deduction is allowable to a publicly held corporation for non-performance-based compensation in excess of $1 million paid to a "covered employee" (generally the NEOs (other than the chief financial officer)). "Performance-based compensation," which is exempt from the $1 million limitation, must be payable based upon meeting pre-established and objective performance goals established by the Committee under a plan that has been approved by shareholders and meets other tax code requirements.

Our policy generally has been to maximize our tax deduction for compensation payable to executives, while preserving the Committee's ability to structure our executive compensation program to meet the objectives discussed above, including to reward individual and team performance. We intend to claim a tax deduction for stock options granted under the 1999 Long-Term Incentive Plan and the 2007 Long-Term Incentive Plan. In addition, annual incentive compensation awards and PSU awards each have financial components that are intended to qualify as performance-based compensation. Because there are uncertainties as to the application of regulations under Section 162(m), as with most tax matters it is possible that our deductions may be challenged or disallowed. In addition, annual incentive compensation awards and PSU awards typically also include a component based on achievement of other performance objectives that may not be intended to qualify as performance-based compensation, and other types of compensation awarded to the NEOs also may not be intended to qualify as performance-based compensation.

Textron allows executives, including those whose income might otherwise be subject to the $1 million limitation, to defer compensation voluntarily into the Deferred Income Plan for Textron Executives. Compensation thus deferred is not intended to be subject to the $1 million limitation.

A portion of the expenses incurred by Textron related to non-business travel on Company aircraft, which is permitted only by the CEO, may not be deductible as business expenses under the Internal Revenue Code. As a result, providing personal use of Company aircraft as a perquisite to the CEO may result in an increased tax expense to the Company.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth information concerning compensation of our principal executive officer, principal financial officer, each other individual who was serving as an executive officer at the end of Textron's 2012 fiscal year, and one former executive officer (each, an "NEO" and collectively, the "NEOs").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Scott C. Donnelly	2012	1,000,000	0	5,982,367	3,057,000	1,187,000	701,119	104,154	12,031,640
Chairman, President and Chief	2011	1,000,000		5,322,686	2,241,217	1,402,800	1,467,676	84,798	11,519,177
Executive Officer	2010	1,000,000		3,836,253	1,741,099	1,767,600	297,737	71,331	8,714,020
Frank T. Connor	2012	750,000	0	1,866,743	933,475	630,000	290,799	49,100	4,520,117
Executive Vice President and	2011	750,000		1,837,761	684,529	745,238	311,045	45,160	4,373,733
Chief Financial Officer	2010	750,000		1,473,502	620,265	939,038	192,971	52,700	4,028,476
Cheryl H. Johnson	2012	246,904	0	432,817	45,030	178,000	94,381	123,514	1,120,646
Executive Vice President, Human Resources									
E. Robert Lupone	2012	537,692	325,000	1,379,631	458,550	445,000	0	858,669	4,004,542
Executive Vice President, General Counsel and Secretary									
John D. Butler(7)	2012	290,769	0	909,530	454,882	180,491	1,642,730	2,395,379	5,873,781
Executive Vice President	2011	560,000		905,774	333,625	425,516	2,225,393	71,555	4,521,863
Administration and Chief Human Resources Officer	2010	560,000		727,896	301,955	536,172	1,464,623	71,923	3,662,569

(1) Mr. Lupone received a cash sign-on bonus of $325,000 as compensation for the forfeiture of a retention award that would have been payable by his prior employer.

(2) The numbers shown in this column represent the grant date fair values of equity awards granted during the fiscal year, whether settled in stock or cash. These awards include PSUs (granted in 2010, 2011 and 2012) and RSUs (granted in 2012), which are described in the CD&A. The grant date fair values have been determined based on the assumptions and methodologies set forth in Note 12 Share-Based Compensation in Textron's Annual Report on Form 10-K for the fiscal year ended December 29, 2012. For PSUs, since performance criteria are established on an annual basis, the amounts shown are for the first year of the three-year performance period beginning in 2012, plus the second year of the three-year performance cycle beginning in 2011, plus the third year of the three-year performance cycle beginning in 2010. The grant date fair value of each equity-based component for 2012 is detailed below.

	Mr. Donnelly	Mr. Connor	Ms. Johnson	Mr. Lupone	Mr. Butler
Performance Share Units	$3,076,450	$ 979,395	$ 0	$ 193,728	$477,140
Restricted Stock Units	2,905,917	887,348	432,817	1,185,903	432,390
Total	**$5,982,367**	**$1,866,743**	**$432,817**	**$1,379,631**	**$909,530**

The PSU values above represent target performance. Assuming maximum performance is achieved, then the grant date fair value of the PSUs would be: Mr. Donnelly $4,614,675, Mr. Connor $1,469,093, Mr. Lupone $290,592 and Mr. Butler $715,710.

(3) The amounts that appear in this column represent the grant date fair value of stock options granted during the fiscal year. The grant date fair values have been determined based on the assumptions and methodologies set forth in Note 12 Share-Based Compensation in Textron's Annual Report on Form 10-K for the fiscal year ended December 29, 2012. The number of shares underlying the stock options granted to each NEO during 2012 is detailed in the Grants of Plan Based Awards in Fiscal 2012 table on page 35.

(4) The amounts in this column reflect annual incentive compensation earned under Textron's Short-Term Incentive Plan.

(5) The amounts in this column are primarily attributable to the executives' change in actuarial present value of accumulated pension benefits under all defined benefit plans in which the NEOs participate from January 1, 2012 to December 29, 2012. For Mr. Butler, this column also includes $174,475 in above-market non-qualified deferred compensation (NQDC), earnings. Earnings are considered "above-market" if they were higher than 120% of the long-term applicable federal rate with compounding. Deferred Income Plan participants may elect to make their deferrals into either a Moody's account or a Textron stock unit account. The interest rates applicable to the Moody's Account are either the Moody's rate or a "Moody's Plus" rate, depending upon when the deferral was made and the circumstances under which

Textron employment ends. For purposes of this table, the Moody's rate has been used for deferrals after 2001, a fixed Moody's Plus rate of 10% has been used for deferrals made between 1988 and 2001, and a fixed Moody's Plus rate of 11% has been used for deferrals made prior to 1988. See footnote 2 to the Nonqualified Deferred Compensation table on page 40.

(6) The amounts in this column include the value of other benefits and the incremental cost to Textron in 2012 of providing various perquisites in 2012, as detailed below:

	Mr. Donnelly	Mr. Connor	Ms. Johnson	Mr. Lupone	Mr. Butler
Spillover Savings Plan Contribution(a)	$ 37,500	$25,000	$ 0	$ 25,892	$ 0
Contributions to Textron Savings Plan	12,500	12,500	6,461	12,500	12,500
Contributions to Retirement Plans	5,000	5,000	5,000	9,800	5,000
Termination Benefits	0	0	0	0	2,343,441(b)
Tax Gross-Up Payments(c)	0	0	24,993	98,407	0
Perquisites(d)	49,154	6,600	87,060	712,070	34,438
Total	**$104,154**	**$49,100**	**$123,514**	**$858,669**	**$2,395,379**

(a) These amounts represent the value of cash-settled Textron stock units credited to the NEO's Spillover Savings Plan account during the year.

(b) This amount was paid in accordance with Mr. Butler's separation letter and was intended to represent the difference between Mr. Butler's retirement occurring on July 1, 2012 rather than on December 31, 2012, including (i) a payment of $631,073 representing annual incentive compensation and long term incentive compensation value that would have been earned if he had retired six months later, (ii) an additional $1,646,368 in pension value that would have accrued if his employment had continued for those six months and (iii) $66,000 of company contributions which would have been made to deferred compensation plans.

(c) These amounts represent tax gross-up payments received on the relocation benefits provided to Ms. Johnson and Mr. Lupone under the terms of Textron's standard executive relocation policy. These payments are consistent with the Committee's policy prohibiting any new agreements requiring the Company to pay tax gross-ups to executive officers because that policy excepts tax gross-ups that are generally available to other employees, such as under the Company's standard relocation policy.

(d) These amounts include the cost to Textron of personal benefits provided to executives, including annual physical exams, parking and the incremental cost to Textron of the executives' family members and friends occasionally accompanying them on business flights. Also included is (i) amounts paid to Ms. Johnson and Mr. Lupone for relocation expenses which included $23,414 and $16,120 in expenses for shipment of household goods and $17,325 and $43,860 in temporary living expenses, for Ms. Johnson and Mr. Lupone, respectively, $22,651 in expenses incurred for the sale of Ms. Johnson's home, a $100,000 loss on home sale payment to Mr. Lupone, pursuant to the standard executive relocation policy, and a special payment of $535,000 to Mr. Lupone related to loss on home sale as described in the CD&A and (ii) $42,611 and $28,522 for the incremental cost to Textron for use of corporate aircraft by Mr. Donnelly and Mr. Butler, respectively, deemed reportable as a perquisite under the proxy rules. For proxy reporting purposes, Textron values the use of corporate aircraft by using an incremental cost method that takes into account variable factors such as cost per flight hour (by aircraft type), landing fees, and hangar fees. The incremental cost of locating aircraft to the origin of a trip, or returning aircraft from the completion of a trip, known as "deadhead" flights, are also included in the amount reported.

(7) Mr. Butler retired from Textron on July 1, 2012.

Grants of Plan-Based Awards in Fiscal 2012

The following table sets forth information on plan-based compensation awards granted to the NEOs during Textron's 2012 fiscal year. Annual awards were approved on January 20, 2012 for grant on March 1, 2012.

Grants of Plan-Based Awards in Fiscal 2012

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		Estimated Future Payouts Under Equity Incentive Plan Awards (2)		All Other Stock Awards: Number of Shares of Stock or Stock Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options(#) (4)	Exercise or Base Price of Option Awards($/sh) (5)	Grant Date Fair Value of Stock and Option Awards (6)
Name	Grant Date	Grant Type	Target ($)	Maximum ($)	Target ($)	Maximum ($)				
Scott C. Donnelly		Annual IC	1,200,000	2,400,000						
	3/1/2012	PSUs			4,208,168	6,312,252				1,291,528
	3/1/2012	RSUs					104,680			2,905,917
	3/1/2012	Stock Options						300,000	27.760	3,057,000
	3/1/2012	PSUs								1,784,922
Frank T. Connor		Annual IC	637,500	1,275,000						
	3/1/2012	PSUs			1,284,993	1,927,490				394,377
	3/1/2012	RSUs					31,965			887,348
	3/1/2012	Stock Options						91,607	27.760	933,475
	3/1/2012	PSUs								585,018
Cheryl H. Johnson		Annual IC	180,000	360,000						
	3/1/2012	RSUs					1,542			42,806
	3/1/2012	Stock Options						4,419	27.760	45,030
	7/1/2012	RSUs					15,682			390,011
E. Robert Lupone		Annual IC	450,000	900,000						
	2/1/2012	RSUs					29,229			750,016
	3/1/2012	PSUs			631,220	946,831				193,728
	3/1/2012	RSUs					15,702			435,888
	3/1/2012	Stock Options						45,000	27.760	458,550
John D. Butler		Annual IC	182,500	365,000						
	3/1/2012	PSUs			626,155	939,233				192,173
	3/1/2012	RSUs					15,576			432,390
	3/1/2012	Stock Options						44,640	27.760	454,882
	3/1/2012	PSUs								284,967

(1) These amounts refer to awards of annual incentive compensation made under the Textron Inc. Short-Term Incentive Plan.The performance metrics and methodology for calculating payments are described in the CD&A.

(2) These amounts refer to PSU grants made under the Textron Inc. 2007 Long-Term Incentive Plan, which are performance-based long-term grants of share units paid in cash, designed to reward the achievement of specified goals over three distinct fiscal-year performance periods. The performance metrics and methodology for calculating payments are described in the CD&A. Grants of PSUs in 2012 vest following fiscal 2014. The "target" amount to be paid in 2015 assumes 100% earned and is based on the 2012 fiscal year-end share price of $24.12. The "maximum" that can be paid per the plan design is 150% of the PSUs granted, as described in the CD&A.

(3) These amounts represent the number of RSUs granted in 2012 pursuant to the Textron Inc. 2007 Long-Term Incentive Plan. RSUs earn dividend equivalents until vested and vest ratably over three years, beginning on March 1, 2015, three years after the grant date, and annually thereafter.

(4) These amounts represent the number of stock options granted in 2012 pursuant to the Textron Inc. 2007 Long-Term Incentive Plan. All annual grants of stock options vest ratably over three years, beginning on March 1, 2013, and annually thereafter.

(5) Reflects the exercise price for the stock options granted on March 1, 2012 which is equal to the closing price on the grant date.

(6) Represents the grant date fair value of each equity award listed in the table as determined in accordance with FASB Accounting Standards Codification 718. With respect to PSUs granted in 2012, the amounts in this column represent the value of only the 2012 portion of the 2012-2014 grant since the grant is subject to three single-year performance periods (2012, 2013 and 2014). With respect to PSUs granted in 2010 and 2011, the amounts in this column represent the value of only the 2012 portion of the grants since the grants are subject to three single-year performance periods.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table sets forth information with respect to the NEOs concerning unexercised options, stock awards that have not yet vested, and equity incentive plan awards as of the end of our 2012 fiscal year.

Outstanding Equity Awards at 2012 Fiscal Year-End

		Option Awards				Stock Awards					
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Type of Stock Award(3)	Grant Year	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(5)
Scott C. Donnelly	3/1/2012	0	300,000	27.7600	3/1/2022	RSU	2012	104,680	2,524,882		
	3/1/2011	75,922	151,844	26.2500	3/1/2021	PSU	2012			174,468	3,366,535
	3/1/2010	157,069	78,533	20.2100	3/1/2020	PSU	2011			114,365	2,758,484
	2/27/2009	100,746	0	5.6500	2/27/2019	RSU	2011	68,619	1,655,090		
	7/3/2008	120,000	80,000	47.8400	7/3/2018	RSU	2010	52,424	1,264,467		
						RSU	2009	35,952	867,162		
						RSU	2008	25,982	626,686		
Frank T. Connor	3/1/2012	0	91,607	27.7600	3/1/2022	RSU	2012	31,965	770,996		
	3/1/2011	23,189	46,377	26.2500	3/1/2021	PSU	2012			53,275	1,027,994
	3/1/2010	55,956	27,977	20.2100	3/1/2020	PSU	2011			34,930	842,512
	8/5/2009	80,000	0	14.3400	8/5/2019	RSU	2011	20,958	505,507		
						RSU	2010	18,676	450,465		
						RSU	2009	28,000	675,360		
Cheryl H. Johnson	3/1/2012	0	4,419	27.7600	3/1/2022	RSU	2012	17,224	415,443		
	3/1/2011	860	1,718	26.2500	3/1/2021	RSU	2011	776	18,717		
	8/1/2010	548	0	20.7600	2/28/2018	RSU	2010	1,274	30,729		
	8/1/2010	623	0	20.7600	3/1/2017	RSU	2009	1,187	28,630		
						RSU	2008	140	3,377		
E. Robert Lupone	3/1/2012	0	45,000	27.7600	3/1/2022	RSU	2012	44,931	1,083,736		
						PSU	2012			26,170	504,976
John D. Butler	3/1/2012	29,760	14,880	27.7600	7/1/2015	PSU	2012			4,315	83,262
	3/1/2011	33,905	0	26.2500	7/1/2015	PSU	2011			8,985	216,718
	3/1/2010	40,860	0	20.2100	7/1/2015						
	2/27/2009	7,488	0	5.6500	7/1/2015						
	2/29/2008	28,446	0	54.1700	7/1/2015						
	3/1/2007	42,746	0	45.8500	7/1/2015						
	3/1/2006	33,146	0	43.9750	7/1/2015						
	2/23/2005	38,260	0	38.2875	2/23/2015						
	2/12/2004	3,544	0	28.2150	2/12/2014						

(1) Stock option awards associated with each annual grant vest ratably over three years on each anniversary of the grant date.

(2) For grants beginning in 2007, the exercise price of stock options is equal to the closing price on the date of grant. For grants prior to 2007, in accordance with the 1999 Long-Term Incentive Plan, the exercise price for these grants was equal to the average of the high and low trading prices on the grant date.

(3) The following types of stock awards are shown in this table:

(a) *"PSU"* refers to performance share units. These units reward achievement of long-term goals over a three-year performance period, vesting at the end of the third fiscal year. They are settled in cash and valued based on the average closing price of Textron common stock for the first ten trading days of the fiscal year following vesting. Further information about these awards can be found in the CD&A.

(b) *"RSU"* refers to restricted stock units. RSUs granted in 2008 and prior vest ratably over three years beginning on the third anniversary of the date of grant. Upon vesting, common stock will be issued to the executive. RSUs granted in 2009 and 2010 are payable in cash and vest ratably over five years, beginning on the first anniversary of the date of grant. RSUs granted in 2011 vest ratably over five years, beginning on the first anniversary of the date of grant, and upon vesting common stock will be issued to the executive. Since 2008, all RSUs have been issued with the right to receive dividend equivalents. RSU's granted in 2012 vest ratably over three years beginning on the third anniversary of the grant date. Upon vesting, common stock will be issued to the executive, with the exception of Ms. Johnson who has 1,542 RSUs granted in 2012 which are payable in cash.

(4) The market value of RSUs that have not vested as of December 29, 2012 was calculated using the fiscal year-end closing share price of $24.12 multiplied by the number of unvested units as of that date.

(5) PSUs granted in 2011 and 2012 vest, to the extent earned, on December 28, 2013 and December 27, 2014, respectively. The market value of PSUs that have not vested as of year-end 2012 was calculated using the fiscal year-end closing share price of $24.12 multiplied by the number of unvested units assuming that 100% (prior to the TSR modifier for the 2012 units) of the units are earned (representing the target performance level).

Option Exercises and Stock Vested in Fiscal 2012

The following table provides information concerning option exercises and the vesting of stock, including PSUs and RSUs, during Textron's 2012 fiscal year for each NEO.

Option Exercises and Stock Vested in Fiscal 2012

	Option Awards		Stock Awards		
Name	Number of shares acquired on exercise (#)	Value Realized on Exercise ($)	Type of Equity Award (1)	Number of Shares or Units Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Scott C. Donnelly			PSU	129,563	3,379,000
			RSU	87,789	2,406,364
					5,785,364
Frank T. Connor			PSU	46,166	1,204,000
			RSU	25,465	706,908
					1,910,908
Cheryl H. Johnson			PSU	0	0
			RSU	1,528	42,417
					42,417
E. Robert Lupone			PSU	0	0
			RSU	0	0
					0
John D. Butler	17,699	326,901	PSU	19,660	513,000
	4,536	9,435	RSU	35,617 (3)	930,650
					1,443,650

(1) "PSU" refers to performance share units and "RSU" refers to restricted stock units. PSUs and RSUs are described in more detail in the footnotes to the previous table.

(2) Valuation methodology for the PSUs is described in footnote 5 to the Outstanding Equity Awards at 2012 Fiscal Year-End table.

(3) 19,555 RSUs held by Mr. Butler vested upon his retirement.

Pension Benefits in Fiscal 2012

The table below sets forth information on the pension benefits for the NEOs under each of the Company's pension plans:

Pension Benefits

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit($)(1)	Payments During Last Fiscal Year($)(4)
Scott C. Donnelly	TRP	4.50	95,392	0
	Spillover	4.50	793,243	0
	Wrap Around	23.50(2)	3,235,495	0
	Total		4,124,130	0
Frank T. Connor	TRP	3.42	80,811	0
	Spillover	3.42	420,462	0
	Additional Credited Service	3.00(2)	440,142	0
	Total		941,415	0
Cheryl H. Johnson	TRP (Bell)	3.50	75,809	0
	TRP (Textron)	11.25	250,907	0
	Spillover (Bell)	3.50	7,491	0
	Spillover (Textron)	11.25	26,418	0
	Total		360,625	0
E. Robert Lupone	TRP	N/A	N/A	N/A
	Spillover	N/A	N/A	N/A
	Total		N/A	N/A
John D. Butler	TRP	15.00	652,201	17,778
	Spillover	15.00	8,018,333	189,770
	SRP	N/A(3)	8,315,531	196,133
	Total		16,986,065	403,681

(1) The present value of the accumulated benefit has been calculated consistent with the assumptions set forth in Note 13 Retirement Plans in Textron's Annual Report on Form 10-K for the fiscal year ended December 29, 2012.

(2) Years of extra service granted to the executive by contract.

(3) Benefits under the SRP are not based upon years of service but are based upon age.

(4) Mr. Butler retired from the company in July 2012.

A brief description of each of the Company's pension plans referenced above follows:

TRP: Textron Retirement Program

Effective January 1, 2007, Textron consolidated its retirement benefits for U.S. salaried and eligible bargained employees into a single program, the Textron Retirement Program ("TRP"). The TRP is designed to be a "floor-offset" arrangement which has two parts. The first is a traditional defined pension benefit which provides a set monthly income (pension) at retirement through a formula based on age, years of service, and annual compensation. The second is a new defined contribution benefit called the Textron Retirement Account Plan. The traditional plan design formula is slightly different than the prior plan as it is no longer integrated with social security. The benefit provided to the participant will be the greater of the traditional pension benefit or the value provided by the Textron Retirement Account Plan. Transition rules between the prior plan design and the new plan design provide that participants who meet certain rules will be grandfathered. This means that their benefit will be calculated under the prior pension formula as well as the new TRP and they will receive the larger amount of the two. Mr. Butler met the grandfathering rules. The TRP is funded and tax qualified.

Benefits under the new defined pension formula are based on one and one-third percent of eligible compensation. Benefits under the prior formula are based on a one percent annual benefit for eligible compensation up to the "covered compensation" level ($53,262 in 2012), plus an additional amount equal to one and one-half percent of eligible compensation in excess of covered compensation. "Eligible Compensation" includes base salary plus annual incentive payments in a given year, up to the Internal Revenue Code limit ($250,000 in 2012). The benefit formula is calculated based on eligible employees' highest consecutive five-year average eligible compensation throughout their career at Textron. Provided an employee meets the five years of qualifying service to become vested in the TRP, the accumulated benefit earned during an employee's career is payable in monthly installments after retirement. While the normal retirement age under the TRP is 65, eligible grandfathered employees can earn a full benefit upon attainment of age 62. Eligible employees who meet defined age and service criteria can retire and begin collecting a reduced benefit as early as age 55. Mr. Butler qualified for a full benefit due to his age and service to Textron.

Under the Textron Retirement Account Plan, Textron makes annual contributions to a participant's account equal to 2% of eligible compensation up to the Internal Revenue Code limit, and the account balance is adjusted for investment gains and losses. The participant may receive the account in a lump sum or as an actuarially equivalent annuity upon termination of employment at any age. The value of any distribution from the Textron Retirement Account Plan offsets benefits accrued after 2006 under the pension formula.

Effective January 1, 2010, the TRP was closed to new entrants, and new employees, including Mr. Lupone, instead receive an annual company contribution to the Textron Savings Plan equal to 4% of eligible compensation up to the Internal Revenue Code Limit.

SPP: Spillover Pension Plan

Textron maintains the Spillover Pension Plan ("SPP") to compensate certain Textron executives for pension benefits that would have been earned but for limitations imposed on tax-qualified plans under federal law. The formula for the SPP is the same as the formula for the defined benefit portion of the qualified plan (the TRP). Eligible compensation components include base salary, annual incentive compensation earned or, after 2006, paid in a given year and for Mr. Butler, PSU payments. The amount included in the formula equals the total of these components (whether or not deferred), less the Internal Revenue Code limit noted above ($250,000 in 2012). Benefits under the SPP also vest after five years of qualifying service, and are generally paid under the same age and service requirements as the defined benefit portion of the TRP. This plan is unfunded and not qualified for tax purposes.

In 2008, an appendix was added to the SPP for certain designated participants hired on or after January 1, 2008, including Mr. Donnelly, to provide a "Wrap-Around" pension benefit. This appendix will recognize an additional benefit service accrual identified in the offer letter of the designated participant and the resulting calculation will be offset by the prior employer age 65 benefit as described in the offer letter, and any qualified and non-qualified age 65 benefit provided by Textron. Specific to Mr. Donnelly, refer to the CD&A for details on his "Wrap-Around" benefit.

Effective January 1, 2010, the SPP was closed to new entrants except for those who were participants in the Textron Retirement Program on December 31, 2009.

SRP: Supplemental Retirement Plan

Mr. Butler also participated in the Supplemental Retirement Plan for Textron Key Executives ("SRP"), which provides benefits to participants who remain in the employ of Textron until at least age 60. Mr. Butler qualified to receive benefits under the plan, which is unfunded and not qualified for tax purposes. The SRP was closed to new entrants in 2008.

Under the SRP, participating executives are entitled to receive a pension benefit equal to 50% of their highest consecutive five years of eligible earnings at age 65, reduced by any amounts to which they are entitled under the Textron plans described above and, except as may be provided in individual employment agreements, those of any prior employer. A reduced benefit of between 25% and 45% of their highest consecutive five-year average compensation is earned under the SRP for retirement at or between the ages of 60 to 64, respectively. The definition of eligible compensation for purposes of calculating a benefit under the SRP is the same as the definition of eligible compensation under the SPP as described above, except that eligible compensation under the SRP excludes PSUs awarded after 2005.

Nonqualified Deferred Compensation

The table below shows the deferred compensation activity for each NEO during 2012 under non-qualified deferred compensation plans maintained by Textron.

Nonqualified Deferred Compensation

Name	Plan Name	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Scott C. Donnelly . . .	Deferred Income Plan	0	0	0	0
	Spillover Savings Plan	37,500	38,855	0	189,000
	Total	37,500	38,855	0	189,000
Frank T. Connor	Deferred Income Plan	0	0	0	0
	Spillover Savings Plan	25,000	17,176	0	91,973
	Total	25,000	17,176	0	91,973
Cheryl H. Johnson . .	Deferred Income Plan	0	2,169	0	52,614
	Spillover Savings Plan	0	0	0	0
	Total	0	2,169	0	52,614
E. Robert Lupone . . .	Deferred Income Plan	0	0	0	0
	Spillover Savings Plan	25,892	0	0	25,892
	Total	25,892	0	0	25,892
John D. Butler	Deferred Income Plan	0	1,634,964	0	16,886,909
	Spillover Savings Plan	0	62,619	(94,822)	113,596
	Total	0	1,697,583	(94,822)	17,000,504

(1) The amounts shown in this column include contributions made by Textron into each executive's notional deferred income account in the Textron Spillover Savings Plan (the "SSP") in 2012. Under the SSP, if a participant contributes at least 10% of eligible compensation to the tax-qualified Textron Savings Plan, the participant's stock unit account under the SSP is credited with a match equal to 5% of eligible compensation reduced by the matching contribution under the Textron Savings Plan. These amounts are also reported in the "All Other Compensation" column in the Summary Compensation table.

(2) The amounts in this column reflect aggregate earnings during the fiscal year on amounts accrued in the participants' accounts under the DIP and the SSP, if applicable, based upon the terms of each plan, as described below. To the extent the credited rate exceeds 120% of the long-term applicable federal rate, such earnings are considered "above-market earnings"; in this case, the amount of these earnings that are considered above-market are also reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table. The amount of above-market earnings attributable to Mr. Butler for 2012 is $174,475.

(3) Of these balances, the following amounts were reported in Summary Compensation Tables in prior-year proxy statements beginning with the 2007 proxy statement (for fiscal 2006): Mr. Donnelly $116,048, Mr. Connor $55,557 and Mr. Butler $804,430. The amounts in the preceding sentence do not include: (i) amounts deferred prior to fiscal 2006, and (ii) deferrals of certain cash-settled stock unit awards, all of which are reflected in the aggregate balances shown above. This information is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

A brief description of the Company's deferred compensation plans referenced above follows:

DIP: Deferred Income Plan for Textron Executives

NEOs deferring compensation into the Deferred Income Plan for Textron Executives ("DIP") have forgone current compensation in exchange for an unsecured promise from the Company to pay the deferred amount after their employment ends. NEOs can defer up to 25% of base salary and up to 80% of certain other cash compensation including annual incentive compensation and long-term incentive distributions settled in cash. The "principal" amount that is deferred can be credited with either a Moody's-based interest rate or a rate of return that approximates the return on investment for a share of Textron common stock, including dividend equivalents, based upon the elections made annually by each NEO. The interest rates applicable to the Moody's account are either the Moody's Rate or a "Moody's Plus" rate. The Moody's rate is the average Moody's Corporate Bond Yield Index as published by Moody's Investors Service, Inc. The compounded Moody's yield for 2012 was 4.30%, which was applied to all deferrals made subsequent to December 31, 2001. For DIP participant deferrals made prior to January 1988, the rate will be either the Moody's rate plus 3%, but not less than 11%, (the "Moody's Plus" rate) or the Moody's rate but not less than 8%, and for deferrals made from January 1988 through December 2001, the rate will be either the Moody's rate plus 2%, but not less than 10% (the "Moody's Plus" rate), or the Moody's rate, but not less than 8%. The applicable rates depend on the circumstances under which Textron employment ends. Textron makes a matching contribution in the NEO's stock unit account equal to 10% of any elective deferred income allocated initially by the NEO to the stock unit account.

Per the DIP plan document, the earnings on the Moody's account balance will be credited using the Moody's Plus rate if Textron employment ends (i) at or after age 62 (other than for less than acceptable performance or by reason of death); (ii) as a result of total disability as defined under the Textron Master Retirement Plan; or (iii) under other circumstances approved in writing by Textron's Chief Executive Officer and Chief Human Resources Officer. The DIP allows participants to make certain distribution elections to receive DIP balances subsequent to termination.

SSP: Textron Spillover Savings Plan

The Textron Spillover Savings Plan (the "SSP") makes up for forgone Company matches into the tax-qualified Textron Savings Plan because of federal compensation limits and as a result of deferring income under the Deferred Income Plan for Textron Executives (DIP). NEO contributions to the qualified savings plan are capped at 10% of eligible compensation up to the Internal Revenue Code limit ($250,000 in 2012). Contributions under the SSP are tracked in the form of unfunded book-entry accounts credited as stock units, which earn dividend equivalents and which are reinvested into stock units. NEOs are not permitted to make contributions to the SSP.

Potential Payments Upon Termination or Change in Control

The discussion and tables below reflect the amount of compensation that would become payable to each of the NEOs under existing plans and arrangements if the named executive's employment had terminated and/or a change in control had occurred on December 28, 2012, the last business day of Textron's 2012 fiscal year. Information is provided with respect to the following termination scenarios — voluntary, "for cause", death or disability, "not for cause" or "Good Reason", change in control — and is based upon the named executive's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date.

In addition, in connection with any future actual termination of employment, the Company may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts, or altering the terms of benefits described below, consistent with the terms of employment contracts and as the Organization and Compensation Committee believes appropriate. The actual amounts that would be paid upon a NEO's termination of employment can be determined only at the time of such executive's separation from the Company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's share price and the executive's age.

Payments Made Upon a Voluntary Termination by an Executive

Voluntary termination occurs when the NEO leaves the Company at his or her own will (e.g., voluntary resignation or retirement). Upon a voluntary termination each of the NEOs are entitled only to their accrued obligations.

Payments Made Upon a Termination "for Cause" by the Company

A "for cause" termination occurs when a NEO is separated from Textron after engaging in one or more activities including, but not limited to: (i) conviction of, or pleading *nolo contendere* or guilty to, a felony (other than a traffic infraction or a crime involving vicarious liability under certain circumstances), (ii) willful misrepresentation, fraud or dishonesty for personal enrichment at the expense of Textron, (iii) willful misconduct or behavior, willful violation of the Company's Business Conduct Guidelines, or breach of the NEO's fiduciary duties, in each case, that results in material harm to Textron, or (iv) willful failure to attempt to perform his or her duties or willful failure to attempt to follow the legal written direction of the Board. Upon a termination "for cause," each of the NEOs would be entitled only to their accrued obligations.

Payments Made Upon a Termination in Connection with Death or Disability

Upon a termination in connection with death, disability or due to retirement at or after the executive's attainment of age 65, each of the NEOs would be entitled to their accrued obligations as well as the following:

- All RSUs outstanding for at least six months would vest pro-rata, outstanding stock options would vest in full, and PSUs outstanding for at least twelve months would vest pro-rata and the executive or the executive's estate would have three years from termination date to exercise outstanding stock options.
- Full vesting of benefits under the Textron Savings Plan, SSP, DIP and Retirement Account Plan

Payments Made Upon a "Not for Cause" Termination by the Company or by an Executive for "Good Reason"

Mr. Donnelly

A "not for cause" termination (also called "involuntary termination") occurs when employment ends either at the initiation of Textron, but without circumstances that would indicate a "for cause" situation, or at the initiation of the executive for "Good Reason." Mr. Donnelly's letter agreement with the Company provides certain severance benefits in the event of a "not for cause" or "Good Reason" termination. "Good Reason" means the occurrence of one or more of the following: (i) the assignment to Mr. Donnelly of duties that are materially inconsistent with his position, (ii) the material reduction of Mr. Donnelly's position, (iii) the forced relocation of Mr. Donnelly's principal office, (iv) a reduction in Mr. Donnelly's salary or other benefits, (v) the failure of the Company to deliver to Mr. Donnelly a satisfactory written agreement from any successor to the Company to assume and agree to perform under the letter agreement, or (vi) other material breach by Textron of the letter agreement. Upon a termination "not for cause," or for "Good Reason," Mr. Donnelly would be entitled to his accrued obligations as well as the following:

- Cash Severance Benefit Comprised of:
  - Two times the sum of (i) base salary and (ii) the greater of (a) the termination year target annual cash incentive compensation and (b) the average annual cash incentive compensation earned during the last three fiscal years. This amount would be paid in monthly installments over two years.
  - A pro-rated annual cash incentive compensation payment (based on actual performance) for the year of termination, paid in a lump sum in the year following termination.

- Treatment of Long-Term Incentive Awards:
  - Unvested stock options would be subject to full vesting acceleration for that portion of the awards that would have vested within two years after termination
  - PSUs would be subject to pro-rata vesting through the termination date
- Benefits Under Pension and Nonqualified Deferred Compensation Plans:
  - Credit for an additional two and one half years of age and service and compensation under all defined benefit-type retirement plans (including the SPP)
  - A lump sum payment equal to two times the amount of maximum Company annual contribution or match to any defined contribution-type plan in which the executive participates
- Continuation of Insurance Coverage: Continued coverage (or the cash equivalent thereof) for two years under the Company's term life insurance and long-term disability insurance plans, and, to the extent eligible on the date of termination, under the accidental death and dismemberment insurance and dependent life insurance plans

Other NEOs

The Severance Plan for Textron Key Executives, in which each of the other NEOs participates, provides severance pay for involuntary termination only if the executive signs a release provided in and required by the plan document. This severance pay is equal to the sum of: (i) the executive's annual rate of base salary at the date of severance, and (ii) the larger of (a) the average of his or her three most recent actual awards of annual incentive compensation (whether or not deferred) and (b) his or her current target incentive compensation under the annual incentive compensation plan.

Payments Made Upon a Termination in Connection with a "Change in Control"

Mr. Donnelly

A "change in control" termination would occur if Mr. Donnelly experiences a "not for cause" termination during the period beginning 180 days before a change in control and ending on the second anniversary of the change in control. Mr. Donnelly's letter agreement with the Company provides certain severance benefits in the event of a "change in control" termination. For purposes of Mr. Donnelly's letter agreement, a "change in control" means the occurrence of any of the following events: (i) any person unrelated to Textron acquires more than 30% of Textron's then outstanding voting stock, (ii) a majority of the members of the Board of Directors are replaced in any two-year period other than in specific circumstances, (iii) the consummation of a merger or consolidation of Textron with any other corporation, other than a merger or consolidation in which Textron's voting securities outstanding immediately prior to such merger or consolidation continue to represent at least 50% of the combined voting securities of Textron or such surviving entity immediately after such merger or consolidation, or (iv) shareholder approval of an agreement for the sale or disposition of all or substantially all of Textron's assets or a plan of complete liquidation. Upon a termination in connection with a "change in control," Mr. Donnelly would be entitled to his accrued obligations as well as the following:

- Cash Severance Benefit, Payable in a Lump Sum, Comprised of:
  - Three times base salary
  - Pro-rated portion of the greater of (i) the termination year target annual cash incentive compensation and (ii) the prior year annual cash incentive compensation
  - Three times the greater of (i) the average annual cash incentive compensation over the three years prior to the earlier of the change of control or the termination and (ii) the termination year target annual cash incentive compensation

- Treatment of Long-Term Incentive Awards:
  - Outstanding unvested stock options, PSUs and RSUs would be subject to immediate and full vesting acceleration as of the termination date;
  - PSUs granted in 2011 and 2012 will be paid based on actual performance through the change in control and based on target performance after the change in control.
- Benefits Under Pension and Nonqualified Deferred Compensation Plans:
  - Full vesting and credit for an additional three years of age and service and compensation under all defined benefit-type retirement plans (including the SPP)
  - Full vesting acceleration under the Spillover Savings Plan
  - A payment equal to three times the amount of maximum Company annual contribution or match to any defined contribution-type plan in which the executive participates
- Continuation of Insurance Coverage: Continued coverage (or the cash equivalent thereof) for three years under the Company's term life insurance and long-term disability insurance plans, and, to the extent eligible on the date of termination, under the accidental death and dismemberment insurance and dependent life insurance plans
  - Additional Perquisites: Outplacement assistance for up to one year following termination
  - Tax Gross-Up Payment: Subject to certain conditions, the Company would gross-up severance payments to cover the executive's excise taxes determined in accordance with Sections 4999 and 280G of the Internal Revenue Code.

Other NEOs

The Severance Plan for Textron Key Executives, in which each of the other NEOs participates, provides severance pay and severance benefits in the event of an involuntary termination following a change of control only if the executive signs a release provided in and required by the plan document. The severance pay, payable in a lump sum, is equal to the sum of: (i) the executive's annual rate of base salary at the date of severance, and (ii) the larger of (a) the average of his or her three most recent actual awards of annual incentive compensation (whether or not deferred) and (b) his or her current target incentive compensation under the annual incentive compensation plan. In addition, medical and dental benefits would be provided by Textron to the executive and to his or her dependents, on terms which are not less favorable to them than the terms existing immediately before severance. Such severance benefits would be continued for eighteen months following severance (or, if less, until the executive or dependent obtains comparable coverage under another employer's plan or Medicare).

Under the Severance Plan for Textron Key Executives, "change of control" means the occurrence of any of the following events: (i) any person unrelated to Textron (a) becomes (other than by acquisition from Textron) the beneficial owner of more than 50% of Textron's then outstanding voting stock, (b) acquires more than 30% of Textron's then outstanding voting stock, or (c) acquires all or substantially all of the total gross fair market value of all of the assets of Textron, (ii) a merger or consolidation of Textron with any other corporation occurs, other than a merger or consolidation that would result in the voting securities of Textron outstanding immediately before the merger or consolidation continuing to represent 50% or more of the combined voting power of the voting securities of Textron or such surviving entity outstanding immediately after such merger or consolidation, or (iii) during any 12-month period, a majority of the members of the Board is replaced by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors before the date of their appointment or election.

In addition, in the event of a change of control, the other NEOs would receive (i) full vesting acceleration under the SPP and SSP and (ii) full vesting of all long-term incentive awards which would be payable in the same manner described above for Mr. Donnelly.

The following tables show potential payment to our NEOs under existing agreements, plans or other arrangements, for various scenarios involving a termination of employment, assuming the termination date to be December 28, 2012, and, where applicable, using the closing price of our common stock of $24.12 (as reported on the New York Stock Exchange on December 28, 2012, the last trading day of our fiscal year).

Scott C. Donnelly

	Voluntary	Disability	Death	For Cause	Not For Cause	Change in Control(1)
Annual Incentive / Severance	$ 1,187,000	$ 1,187,000	$ 1,187,000	$ 0	$ 5,850,258	$ 8,397,686
RSU settled in stock or cash	0	3,660,355	3,660,355	0	0	6,938,287
Stock Options	0	2,781,982	2,781,982	0	2,781,982	2,781,982
Cash settlement of PSUs (2)	3,379,003	6,404,670	6,404,670	0	6,404,670	9,601,893
Cash settlement of Deferred Income Plan	0	0	0	0	0	0
Pension benefit (3)	0	3,235,495	3,296,443	0	0	6,677,161
Savings Plan benefit	380,454	449,381	449,381	380,454	380,454	449,381
Other benefits (4)	0	0	0	0	121,676	317,514
Tax gross-up	0	0	0	0	0	9,780,099
Sub-Total	$ 4,946,457	$17,718,883	$17,779,831	$ 380,454	$15,539,040	$44,944,003
Less: accumulated deferred income plan and vested pension and savings plan benefits	(380,454)	(380,454)	(380,454)	(380,454)	(380,454)	(380,454)
Amount Triggered due to Termination	$ 4,566,003	$17,338,429	$17,399,377	$ 0	$15,158,586	$44,563,549

Frank T. Connor

	Voluntary	Disability	Death	For Cause	Not For Cause	Change in Control(1)
Annual Incentive / Severance	$ 630,000	$ 630,000	$ 630,000	$ 0	$ 2,160,088	$ 2,160,088
RSU settled in stock or cash	0	1,372,187	1,372,187	0	0	2,402,328
Stock Options	0	1,110,578	1,110,578	0	0	1,110,578
Cash settlement of PSUs (2)	1,204,009	2,128,048	2,128,048	0	2,128,048	3,104,407
Cash settlement of Deferred Income Plan	0	0	0	0	0	0
Pension benefit (3)	0	0	0	0	0	515,966
Savings Plan benefit	191,175	263,723	263,723	191,175	191,175	263,723
Other benefits (4)	0	0	0	0	0	19,784
Tax gross-up	0	0	0	0	0	0
Sub-Total	$ 2,025,184	$ 5,504,536	$ 5,504,536	$ 191,175	$ 4,479,311	$ 9,576,874
Less: accumulated deferred income plan and vested pension and savings plan benefits	(191,175)	(191,175)	(191,175)	(191,175)	(191,175)	(191,175)
Amount Triggered due to Termination	$ 1,834,009	$ 5,313,361	$ 5,313,361	$ 0	$ 4,288,136	$ 9,385,699

Cheryl H. Johnson

	Voluntary	Disability	Death	For Cause	Not For Cause	Change in Control(1)
Annual Incentive / Severance	$ 178,000	$ 178,000	$ 178,000	$ 0	$ 658,000	$ 658,000
RSU settled in stock or cash	0	119,442	119,442	0	0	496,896
Stock Options	0	3,935	3,935	0	0	3,935
Cash settlement of PSUs (2)	0	0	0	0	0	0
Cash settlement of Deferred Income Plan	52,614	52,614	52,614	52,614	52,614	52,614
Pension benefit (3)	360,624	360,624	180,312	360,624	360,624	360,624
Savings Plan benefit	133,921	133,921	133,921	133,921	133,921	133,921
Other benefits (4)	0	0	0	0	0	19,784
Tax gross -up	0	0	0	0	0	0
Sub-Total	$ 725,159	$ 848,536	$ 668,224	$ 547,159	$1,205,159	$1,725,774
Less: accumulated deferred income plan and vested pension and savings plan benefits	(547,159)	(547,159)	(547,159)	(547,159)	(547,159)	(547,159)
Amount Triggered due to Termination	$ 178,000	$ 301,377	$ 121,065	$ 0	$ 658,000	$1,178,615

E. Robert Lupone

	Voluntary	Disability	Death	For Cause	Not For Cause	Change in Control(1)
Annual Incentive / Severance	$ 445,000	$ 445,000	$445,000	$ 0	$1,495,000	$ 1,495,000
RSU settled in stock or cash	0	251,234	251,234	0	0	1,083,736
Stock Options	0	0	0	0	0	0
Cash settlement of PSUs (2)	0	168,438	168,438	0	168,438	505,313
Cash settlement of Deferred Income Plan	0	0	0	0	0	0
Pension benefit (3)	0	0	0	0	0	0
Savings Plan benefit	38,526	76,587	76,587	38,526	38,526	76,587
Other benefits (4)	0	0	0	0	0	19,784
Tax gross -up	0	0	0	0	0	0
Sub-Total	$ 483,526	$ 941,259	$941,259	$ 38,526	$1,701,964	$ 3,180,420
Less: accumulated deferred income plan and vested pension and savings plan benefits	(38,526)	(38,526)	(38,526)	(38,526)	(38,526)	(38,526)
Amount Triggered due to Termination	$ 445,000	$ 902,733	$902,733	$ 0	$1,663,438	$ 3,141,894

(1) Amounts reported in the "Change in Control" column for stock options, RSUs and PSUs are provided upon a Change in Control, and all other amounts are provided only upon a "not for cause" termination in connection with a Change in Control.

(2) Potential PSU payouts have been calculated assuming that the 2011-2013 PSU cycle will be paid at 103.5% of target, and the 2012-2014 PSU cycle at 80.0% of target. These figures are based on actual Company performance against goals for 2011 and 2012, and target Company performance against goals for 2013 and 2014. In addition, the figures assume median total shareholder return performance.

(3) Potential pension benefits have been calculated assuming (a) a discount rate of 4.25%; and (b) a normal retirement age of 65 for all NEOs.

(4) Includes (a) health and welfare benefits for each NEO, and (b) outplacement assistance for one year (administrative assistant, office space, office equipment) for Mr. Donnelly under the "Change in Control" scenario.

Named Executive Officer Who Terminated Employment During 2012

For John D. Butler who left the Company during 2012, the following table shows payments made or expected to be made to him under existing agreements, plans or other arrangements, under the scenario applicable to his actual termination from employment with the Company. Certain figures presented below represent an estimate as of December 29, 2012, of the amounts payable under his separation arrangement. Certain of the actual amounts have not yet been determined and, in some cases where amounts are dependent upon share value, may vary significantly as a result of changes in our share price between December 29, 2012 (the date of the table) and the date or dates used for calculation of the payment due.

Type of Compensation	
Annual Incentive	$ 180,491
RSUs settled in stock or cash(1)	484,768
Stock Options(2)	298,066
Cash settlement of PSUs(3)	662,225
Cash settlement of Deferred Income Plan	16,886,909
Pension benefit	15,339,697
Savings Plan benefit	823,844
Other benefits(4)	2,343,441
Survivor Death Benefit	536,228
Sub-Total	$ 37,555,669
Less: vested pension and savings plan benefits, accumulated deferred compensation and vested equity	(35,212,228)
Amount Triggered due to Termination	$ 2,343,441

(1) Amounts are based on the common stock price on the date of distribution.

(2) Amounts reflect the intrinsic value of outstanding options not yet exercised, assuming exercise at the end of the fiscal year.

(3) Potential PSU payouts have been calculated assuming that the 2011-2013 PSU cycle will be paid at 103.5% of target. These figures are based on actual Company performance against goals for 2011 and 2012, and target Company performance against goals for 2013.

(4) This amount was paid in accordance with Mr. Butler's separation letter and was intended to represent the difference between Mr. Butler's retirement occurring on July 1, 2012 rather than on December 31, 2012, including (i) a payment of $631,073 representing annual incentive compensation and long term incentive compensation value that would have been earned if he had retired six months later, (ii) an additional $1,646,368 in pension value that would have accrued if his employment had continued for those six months and (iii) $66,000 of company contributions which would have been made to deferred compensation plans.

Equity Compensation Plan Information

The following table sets forth certain information, as of the end of Textron's 2012 fiscal year, for all Textron compensation plans previously approved by shareholders. There are no compensation plans not previously approved by shareholders.

Plan category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders	10,194,000(1)	$27.98(2)	8,547,374(3)
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	10,194,000	$27.98	8,547,374

(1) Includes 710,000 unvested shares that may be issued under previously granted RSUs.

(2) This value reflects the weighted average exercise price of outstanding stock options only.

(3) Consists of shares remaining available for issuance under the Textron Inc. 2007 Long-Term Incentive Plan that may be issued pursuant to stock options, stock appreciation rights, performance stock, restricted stock, RSUs and other awards, provided that no more than 2,252,045 shares may be issued pursuant to awards other than stock options and stock appreciation rights.

Evaluation of Risk in Compensation Plans

In addition to the Company's incentive compensation arrangements applicable to senior executives throughout the enterprise, the Company's business units maintain incentive compensation plans and programs in which business unit employees below the senior executive level participate (such as sales incentive plans and incentive programs linked to safety and customer service, etc.). Textron's management reviews these business unit incentive compensation plans and programs as they relate to risk management practices and risk-taking incentives.

Transactions with Related Persons

Since the beginning of Textron's 2012 fiscal year, there have been no transactions and there are no currently proposed transactions, in which Textron was or is to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest, except that on November 1, 2007, Wooster Capital, LLC, which is wholly-owned by Mr. Ford, who retired as a Textron director in April 2012, entered into an agreement to purchase a 6.25% interest in a Cessna Sovereign from CitationAir (formerly CitationShares), a Textron company. The Agreement, pursuant to which Wooster Capital paid $975,290 upon signing, was for a five-year term which expired on October 31, 2012. The Agreement provided for monthly fuel payments which were reconciled annually with actual expenses incurred; during 2012 payments made by Wooster Capital totaled $276,408. Upon expiration, consistent with CitationAir's standard agreement terms, the Agreement provided for the repurchase by CitationAir of the aircraft interest for which CitationAir paid Wooster Capital the amount of $439,874, net of an $18,975 expense reconciliation.

On April 25, 2011, Textron entered into a Hangar License and Services Agreement with our CEO's limited liability company (LLC). Under this agreement, Mr. Donnelly's LLC subleases a portion of Textron's leased hangar space for his personal airplane. The agreement also provides that the Company will provide certain aircraft maintenance and other services for Mr. Donnelly's airplane. Fees for hangar space, maintenance, fuel and all other services are set at market rates, and Mr. Donnelly fully reimburses the Company at such market rates. During 2012, these costs totalled $40,337.

In addition, the Nominating and Corporate Governance Committee has approved Mr. Donnelly's occasional use of his personal airplane for business travel and has adopted a policy which sets forth regulatory, safety, insurance and other requirements applicable to use of personal aircraft by executives for business purposes. The policy provides for reimbursement of only direct operating expenses to the executive, subject to a cap of $50,000 annually. During 2012, these expenses totalled $9,663.

Under Textron's Corporate Governance Guidelines and Policies, all related party transactions are subject to approval or ratification by the Nominating and Corporate Governance Committee. Related party transactions, referred to as "Interested Transactions with Related Parties" under the Guidelines, are generally defined as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) where the Company is a participant, in which the aggregate amount involved since the beginning of the Company's last fiscal year exceeds or is expected to exceed $100,000 and an executive officer, director, nominee or greater than 5% beneficial holder or immediate family member of any of the foregoing has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). In determining whether to approve or ratify such a transaction, the committee takes into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

ADVISORY VOTE TO APPROVE TEXTRON'S EXECUTIVE COMPENSATION

The Board has adopted a policy providing for an annual "say-on-pay" advisory vote. In accordance with this policy and Section 14A of the Securities Exchange Act of 1934, as amended, and as a matter of good corporate governance, we are providing our shareholders with an advisory (nonbinding) vote to approve the compensation of our named executive officers as disclosed in this proxy statement. This vote is advisory only, and it is not binding on Textron or on our Board of Directors. Although the vote is non-binding, the Organization and Compensation Committee (the "Committee") and the Board will carefully consider the outcome of the vote when making future compensation decisions.

Textron's compensation philosophy is to establish target compensation based on the median of a talent peer group and to tie a substantial portion of our executives' compensation to performance against objective business goals and stock price performance. This approach helps us to recruit and retain talented executives, incentivizes our executives to achieve desired business goals and aligns their interests with the interests of our shareholders. For a full discussion of our executive compensation programs and 2012 compensation decisions made by the Committee, see "Compensation Discussion and Analysis" beginning on page 18.

Textron's Board of Directors believes that the Company's executive compensation program is working to align management's interests with those of our shareholders to support long-term value creation. Accordingly, Textron shareholders are being asked to vote "FOR" the following advisory resolution at the annual meeting:

"RESOLVED, that the shareholders approve the Company's compensation of its named executive officers, as disclosed in the Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis and the compensation tables regarding named executive officer compensation, together with the accompanying narrative disclosure."

Unless the Board modifies its policy on the frequency of future say-on-pay advisory votes, the next say-on-pay advisory vote will be held at the 2014 Annual Meeting of Shareholders.

Recommendation of the Board of Directors

The Board of Directors recommends that you vote "FOR" the resolution approving the Company's executive compensation (Item 2 on the proxy card).

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed the firm of Ernst & Young LLP to audit Textron's consolidated financial statements for 2013, but as a matter of good corporate governance the Board is asking shareholders to ratify the appointment of Ernst & Young LLP as independent registered public accounting firm for 2013. If shareholders do not ratify the appointment, the Audit Committee will reconsider its selection. A representative or representatives of Ernst & Young LLP will be present at the annual meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions.

Fees to Independent Auditors

The following table presents fees billed for professional services rendered by Ernst & Young LLP for the audit of Textron's annual financial statements, the reviews of the financial statements in Textron's Forms 10-Q, and other services in connection with statutory and regulatory filings and engagements for 2011 and 2012 and fees billed in 2011 and 2012 for audit-related services, tax services and all other services rendered by Ernst & Young LLP.

	2011	2012
Audit Fees	$7,285,000	$7,213,000
Audit-Related Fees(1)	501,000	529,000
Tax Fees(2)	144,000	134,000
All Other Fees	0	0
Total Fees	$7,930,000	$7,876,000

(1) Audit-related fees include fees for employee benefit plan audits, due diligence relating to acquisitions and dispositions, attest services not required by statute or regulation, and consultations concerning financial accounting and reporting matters not classified as audit.

(2) Tax fees include fees for tax services relating to consultations, compliance and dispositions.

Under the Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, all audit and non-audit services to be performed by the independent auditor for Textron require pre-approval by the Audit Committee. The Audit Committee may delegate pre-approval authority to one or more of its members. Any pre-approvals pursuant to delegated authority shall be reported to the Audit Committee at its next scheduled meeting. The Audit Committee cannot delegate pre-approval authority to management.

All audit-related services, tax services and other services for 2012 were pre-approved by the Audit Committee, which determined that such services would not impair the independence of the auditor and are consistent with the Securities and Exchange Commission's rules on auditor independence.

The Board of Directors recommends a vote "FOR" ratification of the appointment by the Audit Committee of Ernst & Young LLP (Item 3 on the proxy card).

SHAREHOLDER PROPOSAL RELATING TO INDEPENDENT BOARD CHAIRMAN

Mr. Kenneth Steiner of 14 Stoner Ave., 2M, Great Neck, NY 11021, owner of 4,000 shares of our common stock, has given notice of his designation of John Chevedden as his proxy to introduce the following resolution at the annual meeting. The shareholder proposal and supporting statement appear as received by us. Following the shareholder proposal is our response.

Proposal 4 — Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55%-support at Sempra Energy.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm expressed concern for our Executive Pay — $12 million for our CEO Scott Donnelly. GMI said Mr. Donnelly's pension increase and non-qualified deferred pay of $1.4 million exceeded his base salary by more than 46%. In fact, Chief Human Resources Officer John Butler's pension increase of $2.2 million was more than that of our CEO. Because such pay was not tied directly to company performance, it was difficult to justify in terms of shareholder value.

In addition, long-term incentive pay was provided through three means—cash-settled performance share units (PSU), restricted stock units (RSU) and market-priced stock options. Cash-based long-term incentive pay does nothing to tie executive performance to long-term shareholder value. Both RSU's and market-priced stock options simply vest over time. To be effective, any equity pay given as a long-term incentive should include performance-vesting criteria. Moreover, in addition to the annual long-term incentive grants, Mr. Donnelly realized $8.8 million from the vesting of equity awards. Finally, our CEO had a potential $39 million entitlement following a change in control.

An independent Chairman policy can strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal to protect shareholder value:

Independent Board Chairman — Proposal 4

Our Response to the Shareholder Proposal

The Board of Directors recommends a vote AGAINST this shareholder proposal.

The Board believes that the proposal is contrary to the best interests of Textron and its shareholders. For the reasons discussed below, the Board recommends that shareholders vote AGAINST the proposal.

This proposal requests that Textron's Board of Directors establish a permanent policy that "whenever possible" the chairman of the Board be an independent director who has not previously served as an executive officer of the company. The Board believes that it is in the best interests of Textron and its shareholders for the Board to retain the flexibility to determine the most appropriate leadership structure for the Board at any given time. Adoption of a prospective policy which would unnecessarily restrict the flexibility of Textron's Board in the future with regard to its leadership structure would be a disservice to shareholders.

Textron's Corporate Governance Guidelines and Policies currently provide that, at least once every two years, the Board reviews whether having the positions of Chairman and CEO combined best serves the interests of Textron and its shareholders. The Board diligently undertakes this regular review and continues to conclude that combining the positions of Chairman and CEO is the most effective leadership structure for Textron's Board and best serves the interests of the Company and its shareholders. As described under "The Board of Directors – *Leadership Structure*" above, this is because the Board believes that the CEO, with his extensive knowledge of the Company's businesses and full time focus on the business affairs of the Company, makes a more effective Chairman than an independent director, especially given the size and multi-industry nature of the Company's business.

The Board believes that the Company's corporate governance structure, with its strong emphasis on Board independence, ensures effective oversight of the company's management by independent directors regardless of whether there is an independent chairman. Specifically, all of Textron's directors other than the CEO are independent under the listing standards of the New York Stock Exchange and the criteria set forth in Textron's Corporate Governance Guidelines and Policies. In addition, each of the Audit, Nominating and Corporate Governance, and Organization and Compensation Committees is comprised solely of independent directors.

Moreover, Textron's independent directors annually designate a director to serve as Lead Director from among the chairs of the Board's committees. The Lead Director is assigned clearly defined and expansive duties, including (i) presiding at all meetings of the Board at which the Chairman is not present, including all executive sessions of the Board, (ii) serving, when needed, as liaison between the CEO and the independent directors, (iii) identifying, together with the CEO, key strategic direction and operational issues upon which the Board's annual core agenda is based, (iv) discussing agenda items and time allocated for agenda items with the CEO prior to each Board meeting, including the authority to make changes and approve the agenda for the meeting, (v) determining the type of information to be provided to the directors for each scheduled Board meeting, (vi) convening additional executive sessions of the Board, (vii) determining to meet with Textron shareholders, as appropriate, after consultation with the CEO and General Counsel, and (viii) such other functions as the Board may direct. The Nominating and Corporate Governance Committee reassesses on an annual basis the continuing effectiveness of the role of Lead Director and continues to conclude that the role serves Textron well.

The Board also does not believe that the company's current leadership structure hinders the Board's ability to monitor the CEO's performance, contrary to what the proponent suggests. As noted above, all of Textron's directors other than the CEO are independent, and the Board meets in executive session without management present at each regularly scheduled Board meeting. Additional executive sessions may be convened at any time at the request of a director, and, in such event, the Lead Director presides. The Corporate Governance Guidelines and Policies require a formal annual evaluation of the CEO's performance by all non-management directors. This evaluation is used by the Organization and Compensation Committee as a basis to recommend the CEO's compensation. The independent directors have ample opportunity to, and regularly do, both formally and informally monitor and assess the performance of the CEO.

The Board believes that the decision of whether the roles of chairman and CEO should be combined is an ongoing responsibility of the Board, and it should retain the flexibility to regularly reevaluate the most appropriate structure. If and when the Board deems it to be in the best interests of the Company and its shareholders, the Board has the ability to change its leadership structure. Adopting a preemptive policy which prescribes a particular leadership structure deprives future Boards of the ability to exercise their fiduciary duty to determine their appropriate leadership structure based upon prevailing circumstances.

Accordingly, the Board of Directors recommends a vote AGAINST this proposal (Item 4 on the proxy card).

OTHER MATTERS TO COME BEFORE THE MEETING

The Board of Directors does not know of any matters which will be brought before the meeting other than those specifically set forth in the notice thereof. If any other matter properly comes before the meeting, it is intended that the persons named in and acting under the enclosed form of proxy or their substitutes will vote thereon in accordance with their best judgment.

SHAREHOLDER PROPOSALS AND OTHER MATTERS FOR 2014 ANNUAL MEETING

Shareholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to the 2014 annual meeting of shareholders under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, must be received by Textron, at 40 Westminster Street, Providence, Rhode Island 02903, Attention: Executive Vice President, General Counsel and Secretary, on or before November 8, 2013.

If shareholders instead wish to bring other business before a shareholder meeting, timely notice must be received by Textron in advance of the meeting. Under Textron's Amended and Restated By-Laws, such notice must be received not less than 90 nor more than 150 days before the anniversary date of the immediately preceding annual meeting of shareholders or, between November 25, 2013 and January 24, 2014, for the 2013 annual meeting (but if the annual meeting is called for a date that is more than 30 days before or more than 60 days after the anniversary date, then the notice must be received no later than the close of business on the 90th day before the date of the annual meeting or 10 days after public disclosure of the meeting is first made, whichever occurs later). The notice must include the information required by our By-Laws. These requirements are separate from the requirements a shareholder must meet to have a proposal included in Textron's proxy statement under Rule 14a-8. These time limits also apply to nominations submitted by shareholders under our By-Laws and in determining whether notice is timely for purposes of rules adopted by the Securities and Exchange Commission relating to the exercise of discretionary voting authority by Textron.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

The broker, bank or other nominee for any shareholder who is a beneficial owner, but not the record holder, of the Company's shares may deliver only one copy of the Company's proxy statement and annual report to multiple shareholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, should submit their request to the Company by telephone at (401) 457-2353 or by submitting a written request to the Secretary at Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

By order of the Board of Directors,



E. Robert Lupone
Executive Vice President, General Counsel and Secretary

March 8, 2013

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE VOTE YOUR PROXY VIA INTERNET OR TELEPHONE (SEE ENCLOSED PROXY CARD) OR FILL IN, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENVELOPE PROVIDED.